UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

Consolidated financial statements, management report and audit report for 2012

Deloitte.

Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with the audit regulations in force in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group (Notes 1 and 60). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS' REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of
Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the consolidated financial statements of Banco Bilbao Vizcaya Argentaria, S.A. ("the Bank") and the companies composing, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group ("the Group" – see Note 3), which comprise the consolidated balance sheet at 31 December 2012 and the related consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in equity, consolidated statement of cash flows and notes to the consolidated financial statements for the year then ended. As indicated in Note 1.2 to the accompanying consolidated financial statements, the directors of the Bank are responsible for the preparation of the Group's consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with the audit regulations in force in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of whether their presentation, the accounting principles and policies applied and the estimates made comply with the applicable regulatory financial reporting framework.

In our opinion, the accompanying consolidated financial statements for 2012 present fairly, in all material respects, the consolidated equity and consolidated financial position of the Banco Bilbao Vizcaya Argentaria Group at 31 December 2012, and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as adopted by the European Union and the other provisions of the regulatory financial reporting framework applicable to the Group.

The accompanying consolidated directors' report for 2012 contains the explanations which the Bank's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors' report is consistent with that contained in the consolidated financial statements for 2012. Our work as auditors was confined to checking the consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Banco Bilbao Vizcaya Argentaria, S.A. and of the companies composing, together with the Bank, the Group.

DELOITTE, S.L.
Registered in ROAC under no. S0692

Miguel Ángel Bailón
4 February 2013

Deloitte, S.L. Inscrita en el Registro Mercantil de Madrid, tomo 13.650, sección 8ª, folio 188, hoja M-54414, inscripción 96ª. C.I.F.: B-79104469.
Domicilio social: Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020, Madrid.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

•	Consolidated balance sheets	3
•	Consolidated income statements	6
•	Consolidated statements of recognized income and expenses	8
•	Consolidated statements of changes in equity	9
•	Consolidated statements of cash flows	12

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDICES

MANAGEMENT REPORT

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
ASSETS	Notes	2012	2011 (*)	2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	37,434	30,939	19,981
FINANCIAL ASSETS HELD FOR TRADING	10	79,954	70,602	63,283
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		244	—	—
Debt securities		28,066	20,975	24,358
Equity instruments		2,922	2,198	5,260
Trading derivatives		48,722	47,429	33,665
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,853	2,977	2,774
Loans and advances to credit institutions		24	—	—
Loans and advances to customers		—	—	—
Debt securities		753	708	688
Equity instruments		2,076	2,269	2,086
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	71,500	58,144	56,456
Debt securities		67,543	52,914	50,875
Equity instruments		3,957	5,230	5,581
LOANS AND RECEIVABLES	13	383,410	381,076	364,707
Loans and advances to credit institutions		26,522	26,107	23,637
Loans and advances to customers		352,931	351,900	338,857
Debt securities		3,957	3,069	2,213
HELD-TO-MATURITY INVESTMENTS	14	10,162	10,955	9,946
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	226	146	40
HEDGING DERIVATIVES	15	4,894	4,552	3,563
NON-CURRENT ASSETS HELD FOR SALE	16	4,245	2,090	1,529
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	6,795	5,843	4,547
Associates		6,469	5,567	4,247
Jointly controlled entities		326	276	300
INSURANCE CONTRACTS LINKED TO PENSIONS		7	—	—
REINSURANCE ASSETS	18	50	26	28
TANGIBLE ASSETS	19	7,785	7,330	6,701
Property, plants and equipment		5,898	5,740	5,132
For own use		5,373	4,905	4,408
Other assets leased out under an operating lease		525	835	724
Investment properties		1,887	1,590	1,569
INTANGIBLE ASSETS	20	8,912	8,677	8,007
Goodwill		6,727	6,798	6,949
Other intangible assets		2,185	1,879	1,058
TAX ASSETS	21	11,829	7,841	6,649
Current		1,958	1,509	1,113
Deferred		9,871	6,332	5,536
OTHER ASSETS	22	7,729	6,490	4,527
Inventories		4,223	3,994	2,788
Rest		3,506	2,496	1,739

TOTAL ASSETS		637,785	597,688	552,738

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated balance sheet as of December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
LIABILITIES AND EQUITY	Notes	2012	2011 (*)	2010 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	55,927	51,303	37,212
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Trading derivatives		49,348	46,692	33,166
Short positions		6,579	4,611	4,046
Other financial liabilities		—	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,516	1,825	1,607
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Subordinated liabilities		—	—	—
Other financial liabilities		2,516	1,825	1,607
FINANCIAL LIABILITIES AT AMORTIZED COST	23	506,487	479,904	453,164
Deposits from central banks		46,790	33,147	11,010
Deposits from credit institutions		59,722	59,356	57,170
Customer deposits		292,716	282,173	275,789
Debt certificates		87,212	81,930	85,179
Subordinated liabilities		11,831	15,419	17,420
Other financial liabilities		8,216	7,879	6,596
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	—	—	(2)
HEDGING DERIVATIVES	15	2,968	2,710	1,664
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	387	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	18-24	9,032	7,737	8,034
PROVISIONS	25	7,927	7,561	8,322
Provisions for pensions and similar obligations	26	5,796	5,577	5,980
Provisions for taxes and other legal contingencies		408	350	304
Provisions for contingent risks and commitments		341	291	264
Other provisions		1,382	1,343	1,774
TAX LIABILITIES	21	4,077	2,330	2,195
Current		1,194	772	604
Deferred		2,883	1,558	1,591
OTHER LIABILITIES	22	4,662	4,260	3,067

TOTAL LIABILITIES		593,983	557,630	515,263

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated balance sheet as of December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated balance sheets as of December 31, 2012, 2011 and 2010

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	2012	2011 (*)	2010 (*)
STOCKHOLDERS’ FUNDS		43,614	40,952	36,689
Common Stock	27	2,670	2,403	2,201
Issued		2,670	2,403	2,201
Unpaid and uncalled (-)		—	—	—
Share premium	28	20,968	18,970	17,104
Reserves	29	19,672	17,940	14,360
Accumulated reserves (losses)		18,848	17,580	14,305
Reserves (losses) of entities accounted for using the equity method		824	360	55
Other equity instruments		62	51	37
Equity component of compound financial instruments		—	—	—
Other equity instruments		62	51	37
Less: Treasury stock	30	(111)	(300)	(552)
Income attributed to the parent company		1,676	3,004	4,606
Less: Dividends and remuneration		(1,323)	(1,116)	(1,067)
VALUATION ADJUSTMENTS	31	(2,184)	(2,787)	(770)
Available-for-sale financial assets		(145)	(682)	333
Cash flow hedging		36	30	49
Hedging of net investment in foreign transactions		(322)	(158)	(158)
Exchange differences		(1,356)	(1,937)	(978)
Non-current assets held-for-sale		(104)	—	—
Entities accounted for using the equity method		158	188	(16)
Other valuation adjustments		(451)	(228)	—
NON-CONTROLLING INTEREST	32	2,372	1,893	1,556
Valuation adjustments		188	36	(86)
Rest		2,184	1,857	1,642

TOTAL EQUITY		43,802	40,058	37,475

TOTAL LIABILITIES AND EQUITY		637,785	597,688	552,738

		Millions of Euros
MEMORANDUM ITEM	Notes	2012	2011 (*)	2010 (*)
CONTINGENT RISKS	34	39,540	39,904	36,441
CONTINGENT COMMITMENTS	34	93,098	93,766	90,574

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated balance sheet as of December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated income statements for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
	Notes	2012	2011 (*)	2010 (*)
INTEREST AND SIMILAR INCOME	39	26,262	24,180	21,130
INTEREST AND SIMILAR EXPENSES	39	(11,140)	(11,028)	(7,814)
NET INTEREST INCOME		15,122	13,152	13,316
DIVIDEND INCOME	40	390	562	529
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	727	595	331
FEE AND COMMISSION INCOME	42	5,574	5,075	4,864
FEE AND COMMISSION EXPENSES	43	(1,221)	(1,044)	(831)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,645	1,117	1,372
Financial instruments held for trading		649	1,052	640
Other financial instruments at fair value through profit or loss		73	8	18
Other financial instruments not at fair value through profit or loss		923	57	714
Rest		—	—	—
EXCHANGE DIFFERENCES (NET)		122	364	455
OTHER OPERATING INCOME	45	4,812	4,244	3,537
Income on insurance and reinsurance contracts		3,657	3,317	2,597
Financial income from non-financial services		827	656	647
Rest of other operating income		328	271	293
OTHER OPERATING EXPENSES	45	(4,730)	(4,037)	(3,240)
Expenses on insurance and reinsurance contracts		(2,660)	(2,436)	(1,815)
Changes in inventories		(406)	(298)	(554)
Rest of other operating expenses		(1,664)	(1,303)	(871)
GROSS INCOME		22,441	20,028	20,333
ADMINISTRATION COSTS	46	(9,768)	(8,898)	(8,007)
Personnel expenses		(5,662)	(5,191)	(4,698)
General and administrative expenses		(4,106)	(3,707)	(3,309)
DEPRECIATION AND AMORTIZATION	47	(1,018)	(839)	(754)
PROVISIONS (NET)	48	(651)	(509)	(475)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(7,980)	(4,226)	(4,718)
Loans and receivables		(7,936)	(4,201)	(4,563)
Other financial instruments not at fair value through profit or loss		(44)	(25)	(155)
NET OPERATING INCOME		3,024	5,556	6,379

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated income statement for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated income statements for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
(Continued)	Notes	2012	2011 (*)	2010 (*)
NET OPERATING INCOME		3,024	5,556	6,379
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(1,123)	(1,885)	(489)
Goodwill and other intangible assets		(54)	(1,444)	(13)
Other assets		(1,069)	(441)	(476)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	4	46	41
NEGATIVE GOODWILL	20	376	—	1
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(622)	(271)	127
INCOME BEFORE TAX		1,659	3,446	6,059
INCOME TAX	21	275	(206)	(1,345)
INCOME FROM CONTINUING TRANSACTIONS		1,934	3,240	4,714
INCOME FROM DISCONTINUED TRANSACTIONS (NET)	52	393	245	281
NET INCOME		2,327	3,485	4,995
Net Income attributed to parent company		1,676	3,004	4,606
Net income attributed to non-controlling interests	32	651	481	389

		Euros
	Note	2012	2011 (*)	2010 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.32	0.62	1.10
Diluted earnings per share		0.32	0.62	1.10

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated income statement for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of recognized income and expenses for the years ended December 31, 2012, 2011 and 2010

	Millions of Euros
	2012	2011 (*)	2010 (*)
NET INCOME RECOGNIZED IN INCOME STATEMENT	2,327	3,485	4,995
OTHER RECOGNIZED INCOME (EXPENSES)	754	(1,894)	(813)
Available-for-sale financial assets	861	(1,240)	(2,166)
Valuation gains/(losses)	723	(1,351)	(1,963)
Amounts removed to income statement	109	89	(206)
Reclassifications	29	22	3
Cash flow hedging	7	(32)	(190)
Valuation gains/(losses)	7	(61)	(156)
Amounts removed to income statement	—	29	(34)
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—
Hedging of net investment in foreign transactions	(164)	—	(377)
Valuation gains/(losses)	(164)	—	(377)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	722	(960)	1,384
Valuation gains/(losses)	722	(963)	1,380
Amounts removed to income statement	—	3	4
Reclassifications	—	—	—
Non-current assets held for sale	(103)	—	—
Valuation gains/(losses)	(103)	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	(321)	(240)	—
Entities accounted for using the equity method	(37)	204	228
Valuation gains/(losses)	(37)	204	228
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Rest of recognized income and expenses	—	(90)	—
Income tax	(211)	464	308

TOTAL RECOGNIZED INCOME/EXPENSES	3,081	1,591	4,182

Attributed to the parent company	2,279	987	3,898
Attributed to non-controlling interest	802	604	284

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated statement of recognized income and expenses for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non-controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2012			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058

Total income/expense recognized	—	—	—	—	—	—	1,676	—	1,676	603	2,279	802	3,081

Other changes in equity	267	1,998	1,268	464	11	189	(3,004)	(207)	986	—	986	(323)	663
Common stock increase	73	—	(73)	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	194	1,998	—	—	—	—	—	—	2,192	—	2,192	—	2,192
Increase of other equity instruments	—	—	—	—	32	—	—	—	32	—	32	—	32
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(1,073)	(1,073)	—	(1,073)	(357)	(1,430)
Transactions including treasury stock and other equity instruments (net)	—	—	81	—	—	189	—	—	270	—	270	—	270
Transfers between total equity entries	—	—	1,417	471	—	—	(3,004)	1,116	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	(28)	—	(21)	—	—	—	(49)	—	(49)	—	(49)
Rest of increases/reductions in total equity	—	—	(129)	(7)	—	—	—	(250)	(386)	—	(386)	34	(352)
Of which:	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of the free allotment rights	—	—	—	—	—	—	—	(250)	(250)	—	(250)	—	(250)
Balances as of December 31, 2012	2,670	20,968	18,848	824	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity (*)
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company		Total Stockholders’ Funds
2011			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method				Less: Dividends and Remunerations (Note 4)
Balances as of January 1, 2011	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475

Total income/expense recognized	—	—	—	—	—	—	3,004	—	3,004	(2,017)	987	604	1,591

Other changes in equity	202	1,866	3,275	305	14	252	(4,606)	(49)	1,259	—	1,259	(267)	992
Common stock increase	68	—	(68)	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	134	1,866	—	—	—	—	—	—	2,000	—	2,000	—	2,000
Increase of other equity instruments	—	—	—	—	14	—	—	—	14	—	14	—	14
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(937)	(937)	—	(937)	(273)	(1,210)
Transactions including treasury stock and other equity instruments (net)	—	—	(14)	—	—	252	—	—	238	—	238	—	238
Transfers between total equity entries	—	—	3,239	300	—	—	(4,606)	1,067	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	118	5	—	—	—	(179)	(56)	—	(56)	6	(50)
Of which:
Acquisition of the free allotment rights	—	—	—	—	—	—	—	(179)	(179)	—	(179)	—	(179)
Balances as of December 31, 2011	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058

(*)	Presented for comparison purposes only (Note 1.3)

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of changes in equity for the years ended December 31, 2012, 2011 and 2010 (continued)

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity*
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Income Attributed to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
2010			Accumulated Reserves (Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method

Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

Total income/expense recognized	—	—	—	—	—	—	4,606	—	4,606	(708)	3,898	284	4,182

Other changes in equity	364	4,651	2,540	(254)	25	(328)	(4,210)	(67)	2,721	—	2,721	(191)	2,530
Common stock increase	364	4,651	—	—	—	—	—	—	5,015	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	25	—	—	—	25	—	25	—	25
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(558)	(1,067)	(1,625)	—	(1,625)	(197)	(1,822)
Transactions including treasury stock and other equity instruments (net)	—	—	(105)	—	—	(328)	—	—	(433)	—	(433)	—	(433)
Transfers between total equity entries	—	—	2,865	(213)	—	—	(3,652)	1,000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(220)	(41)	—	—	—	—	(261)	—	(261)	6	(255)
Balances as of December 31, 2010	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475

(*)	Presented for comparison purposes only (Note 1.3)

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
	Notes	2012	2011 (*)	2010 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	13,429	19,811	8,503
Net income for the year		2,327	3,485	4,995
Adjustments to obtain the cash flow from operating activities:		2,961	3,090	(534)
Depreciation and amortization		1,018	847	761
Other adjustments		1,943	2,243	(1,295)
Net increase/decrease in operating assets		29,522	17,340	6,452
Financial assets held for trading		9,352	7,319	(6,450)
Other financial assets designated at fair value through profit or loss		(124)	203	437
Available-for-sale financial assets		12,898	1,131	(7,064)
Loans and receivables		2,333	6,461	18,590
Other operating assets		5,063	2,226	939
Net increase/decrease in operating liabilities		37,939	30,291	9,067
Financial liabilities held for trading		4,625	14,090	4,383
Other financial liabilities designated at fair value through profit or loss		691	218	240
Financial liabilities at amortized cost		29,536	16,265	5,687
Other operating liabilities		3,087	(282)	(1,243)
Collection/Payments for income tax		(276)	285	1,427
CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	(3,918)	(6,622)	(7,078)
Investment		5,767	8,524	8,762
Tangible assets		1,707	1,313	1,040
Intangible assets		780	612	464
Investments		—	430	1,209
Subsidiaries and other business units		—	4,653	77
Non-current assets held for sale and associated liabilities		3,220	1,516	1,464
Held-to-maturity investments		60	—	4,508
Other settlements related to investing activities		—	—	—
Divestments		1,849	1,902	1,684
Tangible assets		—	175	261
Intangible assets		—	1	6
Investments		19	—	1
Subsidiaries and other business units		—	18	69
Non-current assets held for sale and associated liabilities		977	870	1,347
Held-to-maturity investments		853	838	—
Other collections related to investing activities		—	—	—

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Consolidated statements of cash flows for the years ended December 31, 2012, 2011 and 2010

		Millions of Euros
(Continued)	Notes	2012	2011 (*)	2010 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	(3,492)	(1,269)	1,148
Investment		10,387	6,282	12,410
Dividends		1,269	1,031	1,218
Subordinated liabilities		3,930	230	2,846
Common stock amortization		—	—	—
Treasury stock acquisition		4,831	4,825	7,828
Other items relating to financing activities		357	196	518
Divestments		6,895	5,013	13,558
Subordinated liabilities		1,793	—	1,205
Common stock increase		—	—	4,914
Treasury stock disposal		5,102	5,013	7,439
Other items relating to financing activities		—	—	—
EFFECT OF EXCHANGE RATE CHANGES (4)		471	(960)	1,063
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		6,490	10,960	3,636
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		30,927	19,967	16,331
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		37,417	30,927	19,967

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	2012	2011 (*)	2010 (*)
Cash		5,294	4,611	4,284
Balance of cash equivalent in central banks		32,123	26,316	15,683
Other financial assets		—	—	—
Less: Bank overdraft refundable on demand		—	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	37,417	30,927	19,967

Of which:
Held by consolidated subsidiaries but not available for the Group		—	—	—

(*)	Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 60 and Appendices I to XIII are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Notes to the consolidated financial statements for the year ended December 31, 2012

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

1.1	Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) and on its official website: www.bbva.com.

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of December 31, 2012, the BBVA Group was made up of 320 fully consolidated and 29 proportionately consolidated companies, as well as 102 companies accounted for using the equity method (see Notes 3 and 17 Appendices II to VII).

The BBVA Group’s consolidated financial statements for the years ended December 31, 2011 and 2010 were approved by the shareholders at the Bank’s Annual General Meetings (“AGM”) held on March 16, 2012 and March 11, 2011, respectively.

The consolidated financial statements of the BBVA Group and the separate financial statements of the Bank and of nearly all the Group companies for the year ended December 31, 2012 have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2	Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) required to be applied as of the close of the year 2012 under the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group.

The BBVA Group’s consolidated financial statements for the year ended December 31, 2012 were prepared by the Bank’s Directors (at the Board of Directors meeting held on January 31, 2013) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2012, together with the consolidated results of its operations and cash flows generated during year ended on that date.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by most of the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more convenient to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the amounts appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3	Comparative information

The information contained in these consolidated financial statements for 2011 and 2010 is presented solely for the purpose of comparison with information relating to December 31, 2012. It does not constitute the consolidated financial statements for the BBVA Group for 2011 and 2010.

As mentioned in Note 3, the on-balance figures for the companies related to the pension businesses sold in Latin America have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale” of the consolidated balance sheet as of December 31 2012, and the earnings of these companies for 2012 have been registered under the heading “Income from discontinued transactions” in the accompanying consolidated income statement. In accordance with IFRS-5, and to make it easier to compare this information across different years, the earnings from these companies for the years 2011 and 2010 have been reclassified under the heading “Income from discontinued transactions” in the accompanying consolidated income statements.

As mentioned in Note 6, in 2012 minor changes are made to the business segments in the BBVA Group with respect to the structure in place in 2011 and 2010, although they do not have any significant impact on the consolidated income statements or the information by business segments. To make it easier to compare this information across different years, the figures for 2011 and 2010 have been reworked according to the criteria used in 2012, as established by IFRS 8, “Operating segments.”

1.4	Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the registered amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

•	The assumptions used to quantify certain provisions (see Notes 18, 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2012 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recording the effects of changes in the estimates in the corresponding consolidated income statement.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

1.6	Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (hereinafter the “Internal Control over Financial Reporting” or “ICFR”). Its aim is to provide reasonable security with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

•	Assessment of all of the risks that could arise during the preparation of financial information.

•	Design the necessary controls to mitigate the most critical risks.

•	Monitoring of the controls to ensure they perform correctly and are effective over time.

•	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

•	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the Group’s different entities.

The internal control units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

As well as the evaluation by the Internal Control Units, ICFR Model is subject to regular evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.As of the date of preparation of these consolidated financial statements,. , no weaknesses were detected that could have a material or significant impact on the BBVA Group consolidated financial statements for the year 2012.

The description of the Internal Financial Reporting Control system is detailed in the Annual Corporate Governance Report included in the consolidated Management Report that accompanies the consolidated financial statements for 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

1.7	Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations), is set out in more detail in the Bank’s individual Financial Statements for 2012.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

Appendix XIII, the Glossary, includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, the BBVA Group is made up of three types of companies: subsidiaries, jointly controlled entities and associates.

Subsidiaries

Subsidiaries are companies controlled by the Group (for a more detailed definition of subsidiaries and the criterion for control, see Appendix XIII, Glossary).

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of non-controlling interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2012. Appendix II includes other significant information on these companies.

Jointly controlled entities

These are entities that are not dependent on a third party, but meet all the conditions for being considered a “joint business” (see the definition of jointly controlled entities in Appendix XIII, Glossary). Since the implementation of EU-IFRS, the BBVA Group has applied the following criteria in relation to the consolidation of its jointly controlled entities:

•

Jointly controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2012, 2011 and 2010, the contribution of the proportionately consolidated jointly controlled financial entities to the BBVA Group’s consolidated financial statements is shown in the table below:

	Millions of Euros
Contribution to the Group by Entities Accounted for Under the Proportionate Method	2012	2011	2010
Assets	22,067	18,935	1,040
Liabilities	18,140	15,232	891
Net income	325	200	19

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2012, the most significant contribution of jointly controlled entities under the proportionate consolidation method is from Garanti (see Note 2.3). No additional information is presented with respect to the other entities as the holdings in these cases are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated under the proportionate consolidation method.

•

Jointly controlled non-financial entity. The effect of proportionately consolidating jointly controlled non-financial entities in the Group’s consolidated financial statements would distort the information provided to investors. It is therefore considered more appropriate to reflect these investments in the Group’s consolidated financial statements using the equity method.

Appendix IV shows the main figures for jointly controlled entities accounted for using the equity method. Note 17 details the impact that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

Associate entities

Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix IV shows the most significant information related to the associates (see Note 17), which are accounted for using the equity method.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of companies disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

Individual financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments). The Bank uses the cost method to account in its financial statements for investment in subsidiaries, jointly controlled companies and associates, as permitted by IAS 27.

Appendix I shows the individual financial statements of BBVA, S.A. as of December 31, 2012 and 2011.

2.2	Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS, as required under the Bank of Spain Circular 4/2004.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1	Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the accrual took place (see Note 39). The dividends received from other companies are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

•	“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

•	“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments – Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments – Available-for-sale financial assets” and “Valuation adjustments – Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale (see Note 52).

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that period.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that period.

•	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes ocurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

•

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

•	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

•

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments – Non-current assets held for sale” in the accompanying consolidated balance sheets.

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Impairment losses on financial assets

Definition of impaired financial assets

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred which:

•

In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the time the transaction was arranged. So they are considered impaired when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

•	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement,, but under the heading “Valuation Adjustments – Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognized amount is considered to be remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts recognized are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

According to our established policy, the recovery of a recognized amount is considered to be remote and, therefore, derecognized from our consolidated balance sheet in the following cases:

•

Any loan (except for those carrying an effective guarantee) of a company in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

•	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired, while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as impaired.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the transactions. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it registers non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

•	Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.

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These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•

All the amounts that are expected to be recovered over the remaining life of the instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

•	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•

For these purposes, country risk is understood to refer to risk with respect to debtors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the identification of their deterioration and in the calculation of the amounts needed to cover their credit risk.

•	Impairment losses determined collectively

Impairment losses determined collectively are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific transactions.

The BBVA Group uses the concept of expected loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 33).

These models allow us to estimate the expected loss of the credit risk of each portfolio, in the one-year period after the reporting date, considering the characteristics of the counterparty and the guarantees and collateral associated with the transactions.

The expected loss is calculated taking into account three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. PD is measured using a time horizon of one year, i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets). A PD of 100% is assigned when is considered impaired.

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•

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the transaction.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated cost of sale.

The expected loss calculation used to determine the economic capital in our models includes ‘through-the-cycle’ adjustments of the aforementioned factors, particularly of PD and LGD. Through these adjustments, the Group seeks to set the value of the parameters used in our model at their average level throughout the economic cycle. The Group’s calculation of economic capital is more stable and accurate as a result.

By contrast, allowances for loan losses are calculated based on estimates of incurred losses at the reporting date (without any ‘through-the-cycle’ adjustments), in compliance with IFRS requirements.

With its methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been reported and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

In order to calculate such non-reported incurred losses, the Group makes certain adjustments to the expected loss used to calculate economic capital under our internal models in order to eliminate the ‘through-the-cycle’ adjustments and focus on incurred loss (rather than expected loss) as required by IFRS-. Such adjustments are based on the following two parameters:

•	The point-in-time (‘PIT’) parameter, which is an adjustment to eliminate the ‘through-the-cycle’ component of the expected loss.

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

•

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence.

This adjustment relates to the fact that, in calculating expected loss for purposes of calculating economic capital and BIS II regulatory capital, the Group measures the probability of default using a time horizon of one year. Therefore, in order to calculate our allowance for loan losses, the Group has to convert the one-year expected loss to the incurred loss concept at the reporting date required by IAS 39. The Group calculates the incurred loss at the closing date by adjusting the expected loss for the next twelve months based on the estimated LIPs of the various homogenous portfolios.

The analysis of LIPs is performed on a homogenous portfolio basis. The Group uses the following methodology to determine an interval of LIP that has occurred over time:

•

Analysis of the frequency of regulatory and internal review: The review of the credit quality of customers results in loss events being identified. The more frequently the entity reviews the credit quality of its customers, the quicker loss events are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower loss events are identified and therefore the higher is the resulting LIP.

•	Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results

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in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic parameters and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate.

•	A benchmark of the LIPs identified in our European peers: For corporate loans, 3-12 months; for retail loans, 2-9 months.

However, as required by the Bank of Spain the allowance for incurred losses, must also meet the requirements of the Circular 4/2004.

Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement, and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments – Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

•

Equity instruments measured at fair value: When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments – Available-for-sale financial assets” and are recognized in the consolidated income statement. The Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual security to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain securities or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant securities against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement,, but under the heading “Valuation Adjustments – Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

•

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2	Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the assets involved are transferred to third parties. Thus the financial assets are only

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derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

•	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

In the specific case of securitizations, this liability is recognized under the heading “Financial liabilities at amortized cost – Debt certificates” in the consolidated balance sheets (see Note 23). In securitizations where the risks and benefits of the transferred assets are substantially retained by the BBVA Group, the part acquired by another company in the consolidated Group is deducted from the recognized financial liabilities (securitized bonds), as established by paragraph 42 of IAS 39.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

The criteria followed with respect to the most common transactions of this type made by the BBVA Group are as follows:

•

Purchase and sale commitments: Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the purchase is considered financing to third parties.

•

Special purpose vehicles: In those cases where the Group sets up entities, or has a holding in such entities, known as special purpose vehicles, in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists (as described in Note 2.1), and therefore whether it should be subject to consolidation.

Among other elements, such methods and procedures take into consideration the risks and profits obtained by the Group, and also take into account all relevant elements, including the guarantees granted or the losses associated with collection of the corresponding assets retained by the Group. Such entities include the so-called asset securitization funds, which are fully consolidated in those cases in where, based on the aforementioned analysis, it is determined that the Group has maintained control.

In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

•

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

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•

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group. If the Group’s exposure to the changes in future net cash flows of securitized assets is not significant, the risks and benefits inherent to them will be deemed to have been substantially transferred. In this case, the Group could derecognize the securitized assets from the consolidated balance sheet.

The BBVA Group has applied the most stringent criteria for determining whether or not it retains substantially all the risk and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix VII), as the Group retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3	Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions – Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from guarantee instruments is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of financial or non-financial assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued

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transactions”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued transactions.

Non-current assets held for sale are generally measured at fair value less sale costs, or their carrying amount, calculated on the date of their classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of the non-current assets held for sale from foreclosures or recoveries is mainly based on appraisals or valuations made by independent experts and not more than one year old, or less if there are indications of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued transactions” in the consolidated income statements (see Note 52.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued transactions, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued transactions, are presented net of the tax effect as a single amount under the heading “Income from discontinued transactions” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see Notes 1.3 and 52.2).

2.2.5	Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

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The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular the buildings for own use, is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, registering the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs – General and administrative expenses – Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to register the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets – Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and register the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6	Inventories

The balance under the heading “Other assets – Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate companies hold for development and sale as part of their real estate development activities (see Note 22).

The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value of real-estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year form part of the cost value, provided that the inventories require more than a year to be in a condition to be sold.

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Properties purchased from borrowers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less sale costs), whichever is lower. The acquisition cost of these real-estate assets is defined as the balance pending collection of the loans/credits that originated these purchases (net of associated provisions).

Impairment

If the fair value minus sale costs is lower than the amount registered in the balance sheet for the loan, a loss is recognized under the heading “Impairment losses on other assets (net)” in the income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7	Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the purchasing entity shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset – Goodwill” if on the purchase date there is a positive difference between:

•	the sum of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

•	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling holdings may be chosen in each business combination. So far, the BBVA Group has always opted for the second method.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions; in other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

2.2.8	Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each cash-generating unit or units to which goodwill is allocated:

•	is the lowest level at which the entity manages goodwill internally;

•	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to its fair value less costs of disposal and its value in use, whichever is greater. Value in use is calculated as the discounted present value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the businesses tested.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that cash-generating unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the

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accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9	Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance companies are recognized according to their nature under the corresponding headings of the consolidated balance sheets and their registration and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expenses reported by the BBVA Group’s insurance companies on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group credit the amounts of the premiums written to the income statement and charge the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued at this date.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to the type of product, the provisions may be as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

•	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

•	Non-life insurance provisions:

•

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

•

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at year-end.

•

Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•

Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

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•

Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

•

Other technical provisions: Insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10	Tax assets and liabilities

Expenses on corporation tax applicable to the BBVA Group’s Spanish companies and on similar taxes applicable to consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future fiscal years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are registered by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11	Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or extinguishment date. The settlement of these obligations is deemed likely

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to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

•	They represent a current obligation that has arisen from a past event;

•	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

•	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

•	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to the financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12	Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group companies in Spain and abroad (see Note 26).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified based on an individual member data. Costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

•	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

•

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The expected return on plan assets is calculated by taking into account both market expectations and the particular nature of the assets involved.

•	The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

•	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 31).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

•

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s companies for these commitments are recognized with a charge to the heading “Personnel expenses – Defined-contribution plan expense” in the consolidated income statements (see Note 46.1).

•

Defined-benefit commitments: Some of the BBVA Group’s companies have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or registered as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets.

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 46.1).

Early retirement

The BBVA Group has offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force and has put into place the corresponding provisions to cover the cost of the commitments acquired for this item. The present values for early retirement are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other long-term commitments to employees

Some of the BBVA Group’s companies are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

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The cost of these benefits provided by the Spanish companies in the BBVA Group to active employees are recognized under the heading “Personnel expenses – Other personnel expenses” in the consolidated income statements (see Note 46.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13	Equity-settled share-based payment transactions

Provided they constitute the delivery of such instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as en expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14	Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15	Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them – basically, shares and derivatives on the Bank’s shares held by some consolidated companies that comply with the requirements to be recognized as equity instruments – are recognized under the heading “Stockholders’ funds – Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds – Reserves” in the consolidated balance sheets (see Note 29).

2.2.16	Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

•	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

•	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

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Conversion of the foreign currency to the functional currency

Transactions in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

•	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

•	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

•

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

•

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

•	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments – Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2012, 2011 and 2010, with reference to the most significant foreign currencies, is set forth in Appendix IX.

2.2.17	Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

•

Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans (basically origination and analysis fees) must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

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However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

•

Commissions, fees and similar items: Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.

•	Non-financial income and expenses: These are recognized for accounting purposes on an accrual basis.

•	Deferred collections and payments: These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18	Sales and income from the provision of non-financial services

The heading “Other operating income – Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and service companies (see Note 45).

2.2.19	Leases
Lease contracts are classified as finance from the start of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses – Rest of other operating expenses” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20	Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. They distinguish between income and expenses recognized as results in the consolidated income

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statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated net income for the year forms the “Total recognized income/expenses of the year”.

2.2.21	Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22	Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

•	Cash flows: Inflows and outflows of cash and equivalents.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

•	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

2.2.23	Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy has a hyperinflationary inflation rate, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

•	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

•	Prices may be quoted in that currency;

•	Interest rates, wages and prices are linked to a price index;

•	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation. These amounts are not significant in the accompanying financial statements.

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2.3	Recent IFRS pronouncements

Changes introduced in 2012

The following modifications to the IFRS or their interpretations (hereinafter “IFRIC”) came into force in 2012. They have not had a significant impact on the BBVA Group’s consolidated financial statements for the year.

Amended IFRS 7 – “Disclosures – Transfer of financial assets”

There has been a modification of the disclosure requirements applicable to transfers of financial assets in which the assets are not derecognized from the balance sheets, and to transfers of financial assets in which the assets qualify for derecognition, but with which the entity still has some continuing involvement.

The information disclosed must allow the following:

•	understanding of the relationship between transferred financial assets that are not derecognized in their entirety and associated liabilities; and

•	evaluation of the nature of, and the risks associated with, the entity’s continuing involvement in the transferred and derecognized financial assets.

Disclosures are also required for asset transfers when the transfers have been distributed unevenly over the year.

Amended IAS 12 – “Income Taxes – Deferred Tax: recovery of underlying assets”

IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the corresponding tax base and tax rate, according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 which includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under IAS 40 “Investment Property”. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of SIC 21 – “Income Taxes – Recovery of revalued non-depreciable assets”. This interpretation is withdrawn.

Standards and interpretations issued but not yet effective as of December 31, 2012

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of December 31, 2012. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 – “Financial instruments – classification and measurement”

On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its coming into force, thus making it impossible for European entities to apply this standard early.

The new standard includes significant differences with respect to the current one. It includes the following:

•	Approval of a new classification model based on two single categories of amortized cost and fair value;

•	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Limitation of the analysis of impairment of assets measured at amortized cost; and

•	No separation of embedded derivatives in financial contracts on the entity’s assets.

IFRS 10 – “Consolidated financial statements”

IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect the amount of returns through its power over the entity.

The new standard will replace IAS 27 – “Consolidated and separate financial statements” and SIC 12 – “Consolidation – Special Purpose Entities” and shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect beginning on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 11 and IFRS 12.

IFRS 11 – “Joint arrangements”

IFRS 11 introduces new consolidation principles applicable to all joint arrangements and will replace SIC 13 – “Jointly Controlled Entities” and IAS 31 – “Interests in Joint Ventures”.

The new standard defines joint arrangements and establishes that they shall be classified as joint operations or as joint ventures based on the rights and obligations arising from the arrangement. A joint operation is when the parties who have joint control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is when the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be accounted for by including in the financial statements of the controlling entities the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

IFRS 11 shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 12.

IFRS 12 – “Disclosure of interests in other entities”

IFRS 12 is a new standard on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 11.

IFRS 13 – “Fair value measurement”

IFRS 13 provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The requirements of the standard do not extend the use of fair value accounting. However, they do provide a guide about how fair value should be applied when its use is required or permitted by other standards.

This new standard shall be prospectively applied as of January 1, 2013. Early adoption is permitted.

Amended IAS 1 – “Presentation of financial statements”

The modifications made to IAS 1 include improvements and clarifications regarding the presentation of “Other comprehensive income” (valuation adjustments). The main change introduced is that the presentation of the items must distinguish those that can be reclassified to earnings in the future from those that cannot.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The revision to IAS 1 shall be applied to accounting years starting on or after July 1, 2012, although early adoption is permitted.

Amended IAS 19 – “Employee benefits”

The amended IAS 19 introduces modifications to the accounting of post-employment benefit liabilities and commitments.

•

All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be recognized in the period in which they occur; they shall be recognized as valuation adjustments in equity and shall not be considered as earnings in future years. The Group’s policy will be to transfer the amounts recognized under the heading “Valuation adjustments” to the heading “Reserves” in the consolidated balance sheet.

•	The presentation of fair value changes in assets in plans and changes in post-employment benefit obligations of defined-benefit plans has been clarified:

•	Greater disclosure of information is required.

These modifications will be applied to the accounting years starting on or after January 1, 2013, although early adoption is permitted.

Amended IAS 32 – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability offsetting:

•	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

•

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IFRS 7 – “Financial Instruments: Information to be disclosed”

The changes made to IFRS 7 introduce new disclosures of information on asset and liability offsetting: The entities must submit a breakdown of information on the gross and net amounts of the financial assets that have been or may beoffset, and for all recognized financial instruments included in some type of master offset agreement, whether or not they have been netted. These modifications will be applied to the accounting years starting on or after January 1, 2013.

IAS 27 – “Consolidated and separate financial statements” and IAS 28 – “Investments in associates and joint ventures”

The modifications introduced deal with the changes derived from the new IFRS 10 and 11 described above. These amendments are applicable starting on January 1, 2013. The adoption of these amendments by the European Union means that it will come into effect on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10, IFRS 11 and IFRS 12.

Fourth annual improvements project for various IFRS

Fourth IFRS Annual Improvements project introduces small modifications and clarifications to IAS 1 – Presentation of financial statements, IAS 16 – Property, plant and equipment, IAS 32 – Financial instruments: presentation and IAS 34 – Interim financial reporting. The modifications will be applicable retrospectively to the accounting years starting on or after January 1, 2013.

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3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors: insurance, real estate, operational leasing, etc.

Appendices II to IV inclusive provide relevant information as of December 31, 2012 on the Group’s subsidiaries, proportionately consolidated jointly controlled entities, and investments and jointly controlled entities accounted for by the equity method. Appendix V shows the main changes in investments in 2012, and Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, are more than 10% owned by non-Group shareholders as of December 31, 2012.

The following table sets forth information related to the Group’s total assets as of December 31, 2012, 2011 and 2010, broken down by the Group’s companies according to their activity:

	Millions of Euros
	Total Assets Contributed to the Group
Contribution to Consolidated Group. Entities by Main Activities	2012	2011	2010
Banks and other financial services	610,192	577,914	533,143
Insurance and pension fund managing companies	20,822	17,226	17,034
Other non-financial services	6,771	2,548	2,561

Total	637,784	597,688	552,738

The total assets and earnings as of December 31, 2012, 2011 and 2010, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activity is mainly located in Spain, Mexico, South America and the United States, with an active presence in other countries, as shown below:

•

Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other companies that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing companies.

•

Mexico: The BBVA Group operates in Mexico both in the banking sector through BBVA Bancomer and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V. and Pensiones Bancomer, S.A. de C.V.

•

South America: The BBVA Group’s activity in South America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also present in Bolivia and Ecuador in the pensions business and has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the companies based in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group as of December 31, 2012, are fully consolidated (see Note 2.1).

•

United States: The Group’s activity in the United States is mainly carried out through a group of companies with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

•

Turkey: In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. The Bank also has a representative office in Istanbul.

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•

Rest of Europe: The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, operational branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

•

Asia-Pacific: The Group’s activity in this region is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai and Mumbai, Abu Dhabi and Sidney). In addition, the BBVA Group holds a stake in the CITIC Group (hereinafter, “CITIC”) that includes investments in Citic International Financial Holdings Limited (hereinafter, “CIFH”) and in China Citic Bank Corporation Limited (hereinafter, “CNCB”) (see Note 17).

Changes in the Group

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

As of December 31, 2012, the aforementioned pension businesses to be sold had total registered assets of €1,150 million and liabilities of €318 million, which have been reclassified under the headings “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale,” respectively, in the accompanying consolidated balance sheet (see Note 16.3). In accordance with IFRS-5, the earnings from these companies have been reclassified under the heading “Net gains (losses) from discontinued operations” in the accompanying consolidated income statements for the years 2012, 2011 and 2010.

As of the date of preparation of these consolidated Financial Statements, the following significant operations have been completed in relation to these businesses.

Sale of Afore Bancomer

As a result of this process, on November 27, BBVA announced that it had reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. the entire stake that BBVA held directly or indirectly in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on January 9, 2013, at which point the BBVA Group no longer had control over the company sold (see note 2.1).

The total sale price was USD 1,735 million. The capital gain net of taxes was approximately €800 million and will be recognized in the consolidated income statement for 2013.

Announcement of the sale of BBVA Horizonte

On December 24, 2012, BBVA reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale of the entire stake held directly or indirectly by BBVA in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

The closing of this deal is subject to regulatory approval in Colombia.

The total sale price agreed by the parties is USD 530 million, which will be adjusted based on the company’s net earnings generated from January 1, 2013 to the transaction’s closing date. This transaction is expected to be closed during the first half of 2013 and the net capital gain will be approximately €265 million, which will be recognized in the consolidated income statement for 2013.

Changes in the Group in 2012

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA Unnim Banc, S.A. (hereinafter “Unnim”) as part of the process for restructuring the bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA was to purchase 100% of the shares of Unnim for €1.

A Protocol of Financial Support Measures was also concluded for the restructuring of Unnim. This regulates an asset protection scheme (EPA) whereby the FGD will assume 80% of the losses that may be suffered by a portfolio of predetermined Unnim assets for the next 10 years after applying the existing provisions for these assets.

On July 27 2012, following the completion of the transaction, BBVA became the holder of 100% of the capital of Unnim.

As of December 31, 2012, Unnim had a volume of assets of €24,756 million, of which €15,932 million corresponded to “Loans and advances to customers”. “Customer deposits” amounted to €11,083 million.

Given the specific characteristics of this acquisition, the amount that Unnim would have contributed to the consolidated Group had that business combination been performed at the start of 2012 is not representative.

As of December 31, 2012, according to the acquisition method, the comparison between the fair values assigned to the assets acquired and the liabilities assumed from Unnim, and the cash payment made to the FROB in consideration of the transaction generated a difference of €376 million, which is registered under the heading “Negative Goodwill in business combinations” in the accompanying consolidated income statement for the year 2012. As of the date of preparation of these consolidated financial statements, the calculation for determining the final amount of this negative consolidation difference in accordance with IFRS 3 has not yet been completed, although the Group does not expect any significant changes in the valuations of the assets and liabilities related to this acquisition (see Note 20.1).

Sale of the business in Puerto Rico

On June 28, 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc.

This agreement included the sale of 100% of the common stock of BBVA Securities of Puerto Rico, Inc. and BBVA PR Holding Corporation, which in turn owns 100% of the common stock of Banco Bilbao Vizcaya Argentaria Puerto Rico and of BBVA Seguros Inc.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on December 18, 2012, at which point the BBVA Group no longer had control over the businesses (see note 2.1).

The sale price was USD 500 million (around €385 million at the exchange rate on the date of the transaction). Gross capital losses from the sale are around €15 million (taking into account the exchange rate at the time of the transaction and the earnings of these companies up to the close of the deal). These capital losses are recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued transactions” in the consolidated income statement for 2012 (see Note 52).

Changes in the Group in 2011

Acquisition of a capital holding in the bank Garanti

On March 22, 2011, BBVA bought a stake of 24.89% of the capital stock of Turkiye Garanti Bankasi, AS (Garanti) from the Dogus Group. It subsequently bought an additional stake of 0.12% on the market, increasing the BBVA Group’s total stake in the common stock of Garanti to 25.01%. The total price of both acquisitions amounted to USD 5,876 million (€4,140 million, taking into account the hedging derivatives contracted to hedge the deal’s euro/dollar exchange-rate risk).

The agreements with the Dogus group include an arrangement for the joint management of Garanti and the appointment of some of the members of its Board of Directors by the BBVA Group. BBVA also has a perpetual option to purchase an additional 1% of Garanti Bank five years after the initial purchase.

As of December 31, 2012, the goodwill recorded from the Garanti acquisition amounted to €1,296 million (see Note 20.1).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The 25.01% stake in Garanti is accounted for in the BBVA Group under the proportionate consolidation method, due to the aforementioned joint management agreements. As of December 31, 2012, Garanti’s contribution to the BBVA Group, after the corresponding standardization and consolidation adjustments, amounts to €20,730 million in assets, €16,741 million in liabilities and €314 million in net attributable profit.

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

A shareholder remuneration system called the “Dividend Option” was introduced in 2011. The Bank’s Shareholders’ Annual General Meeting held on March 16, 2012 once more approved the establishment of the “Dividend Option” program for 2012 under point four of the Agenda, through two share capital increases charged to voluntary reserves, under similar conditions to those established in 2011. Under this remuneration scheme, BBVA offers its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

The first capital increase charged to reserves approved by the AGM held on March 16, 2012 for the execution of the “Dividend Option” was executed in April 2012. As a result, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each (see Note 27).

The second capital increase charged to reserves approved by the AGM held on March 16, 2012 for the “Dividend Option” was executed in October 2012. As a result, the Bank’s common stock increased by €32,703,288.45, through the issue and circulation of 66,741,405 shares with a €0.49 par value each (see Note 27).

Dividends

At its meeting of June 27, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0.100 gross (€0.079 net) per outstanding share. This amount was paid on July 10, 2012.

At its meeting of December 19, 2012, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. approved the payment of an interim dividend against 2012 earnings of €0,100 gross (€0,079 net) per outstanding share. This amount was paid on January 10, 2013.

The provisional financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

	Millions of Euros
Available amount for interim dividend payments	May 31, 2012	November 30, 2012
Profit at each of the dates indicated, after the provision for income tax	1,223	1,453
Less -
Estimated provision for Legal Reserve	(24)	(53)
Acquisition by the bank of the free allotment rights in 2012 capital increase	(141)	(251)
Interim dividends for 2012 already paid	—	(538)
Maximum amount distributable	1,058	611
Amount of proposed interim dividend	514	545

BBVA cash balance available to the date	1,168	1,024

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The first amount of the interim dividend which was paid to the shareholders on July 10, 2012, including the shares issued in July 4 for the common stock increase described in Note 27 and after deducting the treasury shares held by the Group’s companies, amounted to €530 million.

The interim dividend which was paid to the shareholders on January 10, 2013, after deducting the treasury shares held by the Group’s companies, amounted to €544 million and was recognized under the heading “Stockholders’ funds – Dividends and remuneration” and included under the heading “Financial liabilities at amortized cost – Other financial liabilities” of the consolidated balance sheet as of December 31, 2012 (see Note 23.5).

The table below shows the allocation of the Bank’s earnings for 2012 that the Board of Directors will submit for approval by the General Shareholders’ Meeting:

Millons of Euros
Allocation of Earnings	2012
Net income for year (*)	1,428
Distribution:
Interim dividends	1,083
Acquisition by the bank of the free allotment rights (**)	251
Legal reserve	53
Voluntary reserves	41

(*)	Net income of BBVA, S.A. (Appendix I).
(**)	Concerning to the remuneration to shareholders who choose to be pay in cash at the “Dividend Option”.

5.	Earnings per share

According to the criteria established by IAS 33:

•

Basic earnings per share are determined by dividing the “Net income attributed to Parent Company” by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

•

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the net income attributed to the parent company, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

The following transactions were carried out in 2012, 2011 and 2010 with an impact on the calculation of basic and diluted earnings per share:

•

The Bank carried out several share capital increases in 2012, 2011 and 2010 (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share, all the years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of capital increases other than those for conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for 2011 and 2010 were recalculated on this basis.

•	On December 30, 2011, the Bank issued mandatory subordinate bonds convertible into ordinary newly issued BBVA shares amounting to €3,430 million (see Note 23.4).

Since the conversion of this bond issue is mandatory on the date of final maturity, in accordance with the IAS 33 criteria, the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share:

•	In the numerator, the net income attributed to the parent company is increased by the amount of the annual coupon of the subordinated convertible bonds.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Thus, as can be seen in the following table, for 2012, 2011 and 2010 the figures for basic earnings per share and diluted earnings per share are the same, as the dilution effect of the mandatory conversion must also be applied to the calculation of the basic earnings per share.

As required by IAS 33, the table shows basic and diluted earnings per share for discontinued operations as of December 31, 2012, 2011 and 2010 (see Notes 1.3. and 3).

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	2012	2011 (*)	2010 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Net income attributed to parent company	1,676	3,004	4,606
Adjustment: Mandatory convertible bonds interest expenses	95	38	70
Net income adjusted (millions of euros) (A)	1,771	3,042	4,676

Income from discontinued transactions (net of non-controlling interest) (B)	319	197	221
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,148	4,635	3,762
Weighted average number of shares outstanding x corrective factor (2)	5,148	4,810	4,043
Adjustment: Average number of estimated shares to be converted	315	134	221
Adjusted number of shares (B)	5,464	4,945	4,264
Basic earnings per share from continued operations (Euros per share)A/B	0.27	0.58	1.04
Diluted earnings per share from continued operations (Euros per share)A/B	0.27	0.58	1.04
Basic earnings per share from discontinued operations (Euros per share)A/B	0.06	0.04	0.05
Diluted earnings per share from discontinued operations (Euros per share)A/B	0.06	0.04	0.05

(1)	‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*)	Data recalculated due to the mentioned corrective factor.

As of December 31, 2012, 2011 and 2010, except for the aforementioned convertible bonds, there were no other financial instruments or share option commitments with employees that could potentially affect the calculation of the diluted earnings per share for the years presented.

6.	Bases and methodology for business segment reporting

Business segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure determined by the Group management into higher level units and, ultimately, the business areas themselves. Similarly, all the incorporated entities making up the BBVA Group are also assigned to the different business units according to the geographical areas where they carry out their activity.

Once the composition of each of the business areas in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

•

Capital base: Capital is allocated to each business based on capital at risk (CaR) criteria, which is in turn quantified based on an unexpected loss at a specific confidence level, according to the Group’s target solvency level.

The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

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•

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•

Allocation of operating expenses: Both direct and indirect expenses are allocated to the business areas, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the Group as a whole.

•	Cross-selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as a result of encouraging cross-selling between businesses.

Description of the BBVA Group’s business segments

In 2012, minor changes were made to the business segments in the BBVA Group with respect to the structure in place in 2011 and 2010, although they do not have any significant impact on the consolidated income statements or the information by business segments. Thus the composition of the business segments in 2012 is very similar to last year’s:

•	Spain: This one includes:

•	Retail Network, including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB), which manages the SME, companies and corporations, public institutions and developer segments in the country.

•	Corporate & Investment Banking (CIB), which includes the activity carried out with large corporations and multinational groups and the business of markets and distribution in Spain.

•	Other units, including BBVA Seguros and Asset Management (AM), which manages Spanish mutual funds and pension funds.

•

Eurasia: This one includes the activity in the rest of Europe and Asia. For these purposes, Europe is composed of Turkey (including the stake in Garanti), BBVA Portugal, Consumer Finance Italy and Portugal, the retail businesses of the branches in Paris, London and Brussels and wholesale activity carried out in the region (except Spain). Asia includes all the wholesale and retail businesses carried out on the continent and the stake in CNCB and CIFH.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: Includes the BBVA Group’s business in the United States.

•	South America: Includes the banking, pensions and insurance businesses in South America.

Finally, the aggregate of Corporate Activities segment includes the rest of items that are not allocated to the business areas, as in previous years. These basically include the costs of the head offices with a strictly corporate function, certain allocations to provisions such as early retirement, and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole, essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is registered in the corresponding business areas. Finally, it includes certain portfolios and assets, with their corresponding earnings or costs, whose management is not linked to relations with customers, such as Holdings in Industrial & Financial Companies and the Group’s real-estate assets in Spain, corresponding to holding services, resulting from purchases, or received as payment of debt.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the BBVA Group’s total assets by business segments as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Total Assets by Business Areas	2012	2011	2010
Spain	317,151	311,987	299,186
Eurasia	48,282	53,354	45,980
Mexico	82,432	72,488	73,321
South America	78,419	63,444	51,671
The United States	53,850	57,207	59,173
Subtotal Assets by Business Areas	580,134	558,480	529,331
Corporate Activities	57,652	39,208	23,407

Total Assets BBVA Group	637,786	597,688	552,738

The net income and main earning figures in the consolidated income statements for 2012, 2011 and 2010 by business segments are as follows:

	Millions of Euros
		Business Areas
Main Margins and Incomes by Business Segments	BBVA Group	Spain	Eurasia	Mexico	South America	United States	Corporate Activities
2012
Net interest income	15,122	4,836	847	4,164	4,291	1,682	(697)
Gross income	22,441	6,784	2,210	5,758	5,363	2,395	(69)
Net operating income (*)	11,655	3,967	1,432	3,586	3,035	812	(1,176)
Income before tax	1,659	(1,841)	1,054	2,225	2,240	667	(2,686)
Net income	1,676	(1,267)	950	1,821	1,347	475	(1,649)
2011
Net interest income	13,152	4,391	802	3,776	3,161	1,635	(614)
Gross income	20,028	6,328	1,961	5,321	4,101	2,324	(8)
Net operating income (*)	10,290	3,541	1,313	3,385	2,208	827	(984)
Income before tax	3,446	1,897	1,176	2,146	1,671	(1,020)	(2,425)
Net income	3,004	1,352	1,031	1,711	1,007	(691)	(1,405)
2010
Net interest income	13,316	4,898	333	3,648	2,494	1,825	117
Gross income	20,333	7,072	1,060	5,278	3,402	2,583	939
Net operating income (*)	11,572	4,211	769	3,452	1,877	1,061	202
Income before tax	6,059	3,127	660	2,137	1,424	336	(1,625)
Net income	4,606	2,210	575	1,683	889	260	(1,011)

(*)	Gross Income less Administrative Cost and Amortization

The accompanying Management Report (see Chapter 5) presents the income statement in more detail, as well as the main figures in the balance sheet by business segment, and also indicates the capital assigned and the basic ratios for 2012.

7.	Risk management

The BBVA Group understands the risk function as one of the essential and differentiating elements of its competitive strategy. In this context, the aim of the Global Risk Management (GRM) Corporate Area is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

•	The risk management function is single, independent and global.

•

The risks assumed by the Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

•

It is each business area’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the Group), using an appropriate risk infrastructure to control their risks.

•

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient allocation of resources among the corporate area and the risk units in business areas.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, circuits and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

The main risks associated with financial instruments are:

•

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

•	Market risk: This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

•	Interest-rate risk: This arises from variations in market interest rates.

•	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

•

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

•

Liquidity risk: This arises from the possibility that a company cannot meet its payment commitments, or to do so must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

•

Operational risk: This arises from the possibility of human error, inadequate or faulty internal processes, system failures or external events. This definition includes the legal risk and excludes strategic and/or business risk and reputational risk.

Corporate governance system

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted to the requirements of the regulators in the country in which its different business units operate.

With respect to the risks assumed by the Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board is supported in this function by the Executive Committee and the Risk Committee. The main mission of the latter is to assist the Board in carrying out its functions associated with risk control and management.

The risk management and control function is distributed among the risk units within the business areas and the Corporate GRM Area, which ensures compliance with global policy and strategies. The risk units in the business areas propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The Corporate GRM Area combines a vision by risk type with a global vision. It is divided into five units, as follows:

•	Corporate Risk Management and Risk Portfolio Management: Responsible for management and control of the Group’s financial risks.

•	Operational and Control Risk: Manages operational risk, internal risk control and the internal validation of the measurement models and the acceptance of new risks.

•	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

•

Technical Secretariat: Undertakes technical tests of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

•

Retail Banking: with responsibilities in Turkey, Switzerland and Asia, supports development and innovation in retail banking and provides support to the LOBs (Lines of Business) of insurance, asset management, consumer finance and payment channels. This unit centralizes non-banking risk management (insurance and funds) and management of the fiduciary risk of the Retail Banking businesses.

This structure gives the Corporate GRM Area reasonable security with respect to:

•	integration, control and management of all the Group’s risks;

•	the application throughout the Group of standard principles, policies and metrics; and

•	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

•

The Global Risk Management Committee: This committee is made up of the risk managers from the risk units located in the business areas and the managers of the Corporate GRM Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

•

The GRM Management Committee: Made up of the executives of the Group’s risk unit and those responsible for risks in the different countries and business areas. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the business areas.

•

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

•

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital base.

•

The Global Corporate Assurance Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems, as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature. This committee is therefore the highest operational risk management body in the Group.

•

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the business areas, within the framework of the operational model of Global Risk Management.

•

The New Businesses and Products Committees: Their functions are to analyze and, where appropriate, give technical approval to and implement new businesses, products and services prior to their marketing: to undertake subsequent control and monitoring of new authorized products; and to foster orderly business operations to ensure they develop in a controlled environment.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Tools, circuits and procedures

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measuring tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

•	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

•	Calculation of the probabilities of default (hereinafter, “PD”).

•	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

•	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

•	Establishment of limits to potential losses according to the different risks incurred.

•	Determination of the possible impacts of structural risks on the Group’s consolidated income statement.

•	Determination of limits and alerts to guarantee the Group’s liquidity.

•	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

•	Definition of efficient circuits and procedures to achieve the established objectives, etc.

Internal control system

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS). The Group’s system for internal control is therefore part of the Integral Risk Management Framework.

This is the system within the Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks facing the Group entities in such a way as to ensure that the business targets established by the Group’s management are met. The Integrated Risk Management Framework is made up of specialized units (Compliance, Global Accounting & Information Management and Legal Services), and the Corporate Operational Risk Management and Internal Audit functions.

Among the principles underpinning the Internal Control system are the following:

•	Its core element is the “process.”

•

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

•

The responsibility for internal control lies with the Group’s business units, and at a lower level, with each of the entities that make them up. Each business unit’s Operational Risk Management Unit is responsible for implementing the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

•	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

•

The Operational Risk Management Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Corporate Assurance Committee.

•	The specialized units promote policies and draw up internal regulations. It is the responsibility of the Corporate Risk Area to develop them further and apply them.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Risk concentrations

In the trading area, limits are approved each year by the Board of Directors’ Risk Committee on exposures to trading, structural interest rate, structural exchange rate, equity and liquidity; this applies both to the banking entities and to the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific operations or products. Limits are allocated based on iso-risk curves, determined as the sum of maximum foreseeable losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is a threshold in terms of a maximum risk concentration level of 10% of Group equity: up to this level the authorization of new risks requires in-depth knowledge of the client, and the markets and sectors in which it operates.

For retail portfolios, potential concentrations of risk in geographical areas or certain risk profiles are analyzed in relation to overall risk and earnings volatility; where appropriate, the mitigating measures considered most appropriate are established.

7.1	Credit risk

7.1.1	Maximum credit risk exposure

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of December 31, 2012, 2011 and 2010 is given below. It does not recognize the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including certain valuation adjustments (impairment losses, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives market value and their potential risk (or “add-on”).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the Consolidated Financial Statements, derivatives are accounted for as of each reporting date at fair value according to IAS 39.

The second factor, potential risk (‘add-on’), is an estimate (using our internal models) of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in valuation prices in the residual term to final maturity of the transaction.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the Group has to consider not only the credit exposure of the contract on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivative contracts, whose valuation changes substantially throughout time, depending on the fluctuation of market prices.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €43,133 million as of December 31, 2012 (€37,817 million and €27,026 million as of December 31, 2011 and 2010, respectively).

		Millions of Euros
Maximum Credit Risk Exposure	Notes	2012	2011	2010
Financial assets held for trading		28,066	20,975	24,358
Debt securities	10	28,066	20,975	24,358
Government		23,411	17,989	20,397
Credit institutions		2,548	1,882	2,274
Other sectors		2,107	1,104	1,687
Other financial assets designated at fair value through profit or loss		753	708	691
Debt securities	11	753	708	691
Government		174	129	70
Credit institutions		45	44	87
Other sectors		534	535	535
Available-for-sale financial assets		66,612	52,008	50,602
Debt securities	12	66,612	52,008	50,602
Government		42,762	35,801	33,074
Credit institutions		13,224	7,137	11,235
Other sectors		10,626	9,070	6,293
Loans and receivables		396,468	388,949	373,037
Loans and advances to credit institutions	13.1	26,447	26,013	23,604
Loans and advances to customers	13.2	366,047	359,855	347,210
Government		35,043	35,090	31,224
Agriculture		4,886	4,841	3,977
Industry		32,789	37,217	36,578
Real estate and construction		49,305	50,989	55,854
Trade and finance		52,158	55,748	53,830
Loans to individuals		154,383	139,063	135,868
Other		37,483	36,907	29,879
Debt securities	13.3	3,974	3,081	2,223
Government		2,375	2,128	2,040
Credit institutions		576	631	6
Other sectors		1,023	322	177
Held-to-maturity investments	14	10,162	10,955	9,946
Government		9,210	9,896	8,792
Credit institutions		393	451	552
Other sectors		560	608	602
Derivatives (trading and hedging)		59,755	57,077	44,762
Subtotal		561,816	530,672	503,396
Valuation adjustments		403	594	299

Total Financial Assets Risk		562,219	531,266	503,695

Financial guarantees (Bank guarantees, letter of credits,..)		39,540	39,904	36,441
Drawable by third parties		86,227	88,978	86,790
Government		1,360	3,143	4,135
Credit institutions		1,946	2,417	2,303
Other sectors		82,921	83,419	80,352
Other contingent commitments		6,871	4,787	3,784

Total Contingent Risks and Commitments	34	132,638	133,670	127,015

Total Maximum Credit Exposure		694,857	664,936	630,710

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.1.2	Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior verification of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

•

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

•	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The BBVA Group has a broad range of credit derivatives. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in market transactions with other clients and counterparties.

Derivatives may follow different settlement and netting agreements, under the rules of the International Swaps and Derivatives Association (ISDA). The most common types of settlement triggers include bankruptcy of the reference credit institution, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since the Group typically confirms over 99% of our credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially our entire credit derivatives portfolio is registered and matched against our counterparties.

•

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

•

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2012, 2011 and 2010, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	2012	2011	2010
Mortgage loans	139,228	130,703	132,630
Operating assets mortgage loans	4,357	3,732	3,638
Home mortgages	120,133	109,199	108,224
Rest of mortgages (1)	14,738	17,772	20,768
Secured loans, except mortgage	28,465	29,353	18,155
Cash guarantees	419	332	281
Secured loan (pledged securities)	997	590	563
Rest of secured loans (2)	27,049	28,431	17,310

Total	167,693	160,056	150,785

(1)	Refers to loans which are secured with real estate properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2)	Includes loans which collateral is cash, other financial assets or partial guarantees.

As of December 31, 2012, the average weighted amount of mortgages pending loan amortization is 51% of the collateral pledged (see Appendix XII), compared to 52% as of December 31, 2011 and 53% as of December 31, 2010.

7.1.3	Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent information generated internally, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

•

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

•

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on the one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2012:

Internal rating	Probability of default (basic points)
Reduced List (17 groups)	Average	Minimum from >=	Maximum
AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of December 31, 2012 and 2011:

	2012		2011
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	24,091	9.95%	47,047	18.42%
A+/A/A-	73,526	30.37%	94,192	36.88%
BBB+	31,951	13.20%	23,685	9.27%
BBB	23,410	9.67%	10,328	4.04%
BBB-	26,788	11.07%	10,128	3.97%
BB+	15,185	6.27%	12,595	4.93%
BB	10,138	4.19%	11,361	4.45%
BB-	8,493	3.51%	14,695	5.75%
B+	8,504	3.51%	10,554	4.13%
B	8,246	3.41%	11,126	4.36%
B-	5,229	2.16%	6,437	2.52%
CCC/CC	6,501	2.69%	3,266	1.28%

Total	242,064	100.00%	255,414	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.1.4	Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

•

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

•

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group that may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors.

7.1.5	Sovereign risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The table below provides a breakdown of exposure to financial instruments, as of December 31, 2012 and 2011, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	62,558	11,839	182,786	257,183	51.3%
Turkey	3,900	405	10,241	14,546	2.9%
United Kingdom	2	7,754	2,421	10,177	2.0%
Italy	4,203	405	3,288	7,896	1.6%
Portugal	443	590	5,763	6,796	1.4%
France	1,739	3,327	2,633	7,699	1.5%
Germany	1,298	1,125	742	3,165	0.6%
Ireland	—	280	457	737	0.1%
Greece	—	—	99	99	0.0%
Rest of Europe	1,776	2,526	5,897	10,199	2.0%
Europe	75,919	28,251	214,327	318,497	63.5%
Mexico	25,059	5,494	36,133	66,686	13.3%
The United States	3,942	3,805	42,235	49,982	10.0%
Rest of countries	7,521	5,521	53,612	66,654	13.3%

Total Rest of Countries	36,523	14,820	131,980	183,322	36.5%

Total Exposure to Financial Instruments	112,442	43,071	346,307	501,819	100.0%

	Millions of Euros
	2011
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	56,473	6,883	178,068	241,424	51.1%
Turkey	3,414	220	8,822	12,456	2.6%
United Kingdom	120	7,381	3,566	11,067	2.3%
Italy	4,301	492	4,704	9,497	2.0%
Portugal	279	829	6,715	7,824	1.7%
France	619	1,903	3,038	5,561	1.2%
Germany	592	1,048	911	2,551	0.5%
Ireland	7	183	212	401	0.1%
Greece	109	5	32	146	0.0%
Rest of Europe	739	4,419	6,072	11,230	2.4%
Europe	66,654	23,363	212,141	302,157	63.9%
Mexico	22,875	5,508	31,110	59,493	12.6%
The United States	3,501	3,485	42,589	49,576	10.5%
Rest of countries	7,281	3,803	50,563	61,647	13.0%

Total Rest of Countries	33,657	12,796	124,262	170,716	36.1%

Total Exposure to Financial Instruments	100,311	36,159	336,403	472,873	100.0%

(*)	In addition, as of December 31, 2012 and 2011, undrawn lines of credit, granted mainly to the Spanish government or government agencies, amounted to €1,613 million and €3,525 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance companies within the BBVA Group.

Sovereign risk exposure in Europe

The European sovereign debt crisis deepened in 2011. Contagion of the financial tension during the year extended, first, to countries on the European periphery; and subsequently, as doubts increased about the capacity of governments in the euro zone to resolve the crisis, even to some core countries in Europe with sounder finances.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As part of the exercise carried out by the European Banking Authority (EBA) (see Note 33) to assess the minimum capital levels of European banking groups, as defined in the European Union’s Capital Requirement Directive (CRD), certain information on the exposure of the Group’s credit institutions to European sovereign risk as of September 30, 2011 was published on December 8, 2011. The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2012 and 2011, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions.

	Millions of Euros
	2012
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)	Contingent risks and commitments	%

Spain	5,022	19,751	6,469	26,624	285	5	58,156	1,595	86.6%
Italy	610	811	2,448	97	—	(3)	3,963	—	5.9%
France	1,445	—	254	—	—	(2)	1,697	—	2.5%
Germany	1,291	—	—	—	(4)	(1)	1,286	—	1.9%
Portugal	51	18	15	359	—	—	443	17	0.7%
United Kingdom	—	—	—	—	(19)	—	(19)	1	0.0%
Greece	—	—	—	—	—	—	—	—	0.0%
Hungary	—	66	—	—	—	—	66	—	0.1%
Ireland	—	—	—	—	—	—	—	—	0.0%
Rest of European Union	1,066	379	24	78	—	1	1,548	—	2.3%

Total Exposure to Sovereign Counterparties (European Union)	9,485	21,025	9,210	27,158	262	—	67,140	1,613	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€5,093 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

	Millions of Euros
	2011
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)	Contingent risks and commitments	%

Spain	4,366	15,225	6,520	26,637	96	—	52,844	3,455	89.1%
Italy	350	634	2,956	184	—	(23)	4,101	—	6.9%
Germany	513	6	69	—	(3)	(2)	583	—	1.0%
France	338	12	254	—	—	(3)	601	—	1.0%
Portugal	39	11	13	216	—	(1)	278	65	0.5%
United Kingdom	—	120	—	—	(3)	—	117	1	0.2%
Greece	—	10	84	15	—	(8)	101	—	0.2%
Hungary	—	53	—	—	—	—	53	—	0.1%
Ireland	—	7	—	—	—	1	8	—	0.0%
Rest of European Union	155	351	—	130	—	2	638	4	1.1%

Total Exposure to Sovereign Counterparties (European Union)	5,761	16,429	9,896	27,182	89	(34)	59,323	3,525	100.0%

(1)	This table shows just sovereign risk under EBA criteria. Therefore the risk of Group insurances companies (€3,972 million) is not included
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries:

	Millions of Euros
	2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value

Spain	68	14	97	(9)
Italy	518	(22)	444	19
Germany	216	(1)	219	—
France	196	(1)	134	(1)
Portugal	91	(6)	89	6
Poland	—	—	—	—
Belgium	281	(4)	232	5
United Kingdom	56	1	64	(1)
Greece	18	—	18	—
Hungary	2	—	—	—
Ireland	82	—	82	—
Rest of European Union	149	2	155	(2)

Total exposure to Sovereign Counterparties	1,677	(17)	1,534	17

	Millions of Euros
	2011
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value

Spain	20	2	20	(2)
Italy	283	38	465	(61)
Germany	182	4	184	(6)
France	102	3	123	(6)
Portugal	85	21	93	(22)
Poland	—	—	—	—
Belgium	—	—	—	—
United Kingdom	20	2	20	(2)
Greece	53	25	66	(33)
Hungary	—	—	2	—
Ireland	82	10	82	(9)
Rest of European Union	294	31	329	(29)

Total exposure to Sovereign Counterparties	1,119	136	1,382	(170)

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of December 31, 2012 and 2011, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	2012
	Debt securities				Derivatives (2)
Maturities of sovereign risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	%

Spain
Up to 1 Year	2,183	1,944	2	10,267	35	—	14,431	21.5%
1 to 5 Years	1,832	12,304	1,239	4,409	26	—	19,810	29.5%
Over 5 Years	1,007	5,503	5,228	11,948	224	5	23,915	35.6%
Rest of Europe
Up to 1 Year	2,564	46	33	369	7	—	3,019	4.5%
1 to 5 Years	952	190	1,927	34	(19)	(5)	3,079	4.6%
Over 5 Years	947	1,038	781	131	(11)	—	2,886	4.3%

Total Exposure to European Union Sovereign Counterparties	9,485	21,025	9,210	27,158	262	—	67,140	100.0%

	Millions of Euros
	2011
	Debt securities				Derivatives (2)
Maturities of sovereign risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	%

Spain
Up to 1 Year	2,737	779	36	9,168	1	—	12,721	21.4%
1 to 5 Years	1,025	11,630	1,078	4,265	67	—	18,065	30.5%
Over 5 Years	604	2,816	5,406	13,204	27	—	22,057	37.2%
Rest of Europe
Up to 1 Year	684	219	72	370	3	(1)	1,347	2.3%
1 to 5 Years	297	267	2,439	38	(1)	(17)	3,023	5.1%
Over 5 Years	414	718	865	137	(8)	(15)	2,111	3.6%

Total Exposure to European Union Sovereign Counterparties	5,761	16,429	9,896	27,182	89	(33)	59,324	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated interim financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Reclassification of securities between portfolios

Note 14 describes the reclassification carried out in the third quarter of 2011, in accordance with IFRS-7, amounting to €1,817 million in sovereign debt securities issued by Italy, Greece and Portugal from the heading “Available-for-sale financial assets” to the heading “Held-to-maturity investments” of the consolidated balance sheet.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.1.6	Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2012, 2011 and 2010, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	21	—	—
Loans and advances to customers	1,075	623	312
Government	90	213	6
Other sectors	985	410	306
Debt securities	—	—	—

Total	1,075	623	312

	Millions of Euros
Financial Assets Past Due but Not Impaired 2011	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	1,998	392	366
Government	186	47	23
Other sectors	1,812	345	343
Debt securities	—	—	—

Total	1,998	392	366

	Millions of Euros
Financial Assets Past Due but Not Impaired 2010	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	1,082	311	277
Government	122	27	27
Other sectors	960	284	250
Debt securities	—	—	—

Total	1,082	311	277

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.1.7	Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of December 31, 2012, 2011 and 2010, broken down by heading in the accompanying consolidated balance sheet:

Impaired Risks. Breakdown by Type of Asset and by Sector	Millions of Euros
	2012	2011	2010
Asset Instruments Impaired
Available-for-sale financial assets	90	125	140
Debt securities	90	125	140
Loans and receivables	20,325	15,685	15,472
Loans and advances to credit institutions	28	28	101
Loans and advances to customers	20,287	15,647	15,361
Debt securities	10	10	10

Total Asset Instruments Impaired (1)	20,415	15,810	15,612

Contingent Risks Impaired
Contingent Risks Impaired (2)	317	219	324

Total impaired risks (1) + (2)	20,732	16,029	15,936

Of which:
Government	165	135	124
Credit institutions	73	84	129
Other sectors	20,177	15,590	15,360
Mortgage	13,843	9,639	8,627
With partial secured loans	113	83	159
Rest	6,221	5,868	6,574
Contingent Risks Impaired	317	219	324

Total impaired risks (1) + (2)	20,732	16,029	15,936

The changes in 2012, 2011 and 2010 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	2012	2011	2010
Balance at the beginning	16,029	15,936	15,928
Additions (A)	14,484	13,045	13,207
Decreases (B)	(8,293)	(9,079)	(9,138)
Cash collections and return to performing	(6,018)	(6,044)	(6,267)
Foreclosed assets (1)	(1,105)	(1,417)	(1,513)
Real estate assets received in lieu of payment (2)	(1,170)	(1,618)	(1,358)
Net additions (A)+(B)	6,191	3,966	4,069
Amounts written-off	(4,393)	(4,093)	(4,307)
Exchange differences and other (including Unnim)	2,905	221	246
Balance at the end	20,732	16,029	15,936

(1)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of mortgage foreclosures. This is equivalent to the “Foreclosed assets auctioned” derecognized from inflows (€1,044 million, €1,326 million and €1,407 million in 2012, 2011 and 2010, respectively) and the inflows corresponding to “Foreclosed assets from finance leases” (€61 million, €91 million and €106 million in 2012, 2011 and 2010, respectively). See Note 16 to the consolidated financial statements for additional information.

(2)

Reflects the total amount of impaired loans derecognized from the balance sheet throughout the period as a result of real estate assets received in lieu of payment. Does not reflect the acquisitions of real estate assets from customers with loans not yet impaired. For more information on the total balance of real estate assets received from customers experiencing difficulties with debt repayment or foreclosed (net of impairment losses) as of December 31, 2012, see Note 22 to the consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	6,495	1,742	1,575	6,297	16,109
Rest of Europe	495	75	54	317	941
Mexico	941	112	153	289	1,495
South America	840	115	41	116	1,112
The United States	639	26	13	80	758
Rest of the world	—	—	—	1	1

Total	9,409	2,070	1,836	7,100	20,415

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	4,640	1,198	1,187	4,482	11,507
Rest of Europe	217	38	41	235	531
Mexico	809	141	130	199	1,280
South America	767	66	38	109	980
The United States	634	211	117	549	1,511
Rest of the world	—	—	—	1	1

Total	7,068	1,653	1,513	5,572	15,810

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Mexico	753	60	69	324	1,206
South America	720	51	31	74	876
The United States	1,110	84	111	331	1,636
Rest of the world	—	—	—	—	—

Total	7,968	1,284	1,034	5,327	15,612

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Below are details of the impaired financial assets as of December 31, 2012, 2011 and 2010, classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,948	563	432	1,325	6,267
Mortgage	5,156	1,507	1,405	5,775	13,843
Residential mortgage	1,601	529	474	1,738	4,343
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	725	256	193	1,097	2,271
Other than those currently use as a family residential property of the borrower	742	335	321	1,177	2,575
Plots and other real estate assets	2,088	386	416	1,763	4,654
Other partially secured loans	113	—	—	—	113
Others	192	—	—	—	192

Total	9,409	2,070	1,836	7,100	20,415

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2011	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	3,414	598	534	1,541	6,087
Mortgage	3,570	1,055	979	4,033	9,639
Residential mortgage	1,080	390	357	1,373	3,200
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	630	210	160	795	1,795
Rest of residential mortgage	490	138	167	659	1,454
Plots and other real estate assets	1,370	317	295	1,206	3,188
Other partially secured loans	83	—	—	—	83
Others	—	—	—	—	—

Total	7,067	1,653	1,513	5,574	15,810

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2010	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real estate assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	198	—	—	—	198

Total	7,967	1,284	1,034	5,327	15,612

Below is the accumulated financial income accrued as of 31 December, 2012, 2011 and 2010 with origin in the impaired assets that, as mentioned in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	2012	2011	2010
Financial Income from Impaired Assets	2,405	1,908	1,717

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2012, 2011 and 2010, the non-performing loan and coverage ratios (see Appendix XII) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets are:

	Percentage (%)
BBVA Group Ratios	2012	2011	2010
NPA ratio	5.1	4.0	4.1
NPA coverage ratio	72	61	62

7.1.8	Impairment losses

Below is a breakdown of the provisions registered on the accompanying consolidated balance sheets to cover estimated impairment losses as of December 31, 2012, 2011 and 2010 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

	Millions of Euros
Impairment losses and provisions for contingent risks	Notes	2012	2011	2010
Available-for-sale portfolio	12	342	569	619
Loans and receivables	13	14,534	9,469	9,473
Loans and advances to customers	13.2	14,484	9,409	9,396
Loans and advances to credit institutions	13.1	33	47	67
Debt securities	13.3	17	12	10
Held to maturity investment	14	—	1	1
Impairment losses		14,876	10,039	10,093
Provisions to Contingent Risks and Commitments	25	341	291	264

Total		15,217	10,330	10,357

Of which:
For impaired portfolio		10,117	7,058	7,507
For currently non-impaired portfolio		5,100	3,272	2,850
Below are the changes in 2012, 2011 and 2010 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
2012	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		569	1	9,469	291	10,329
Increase in impairment losses charged to income		74	1	10,578	105	10,757
Decrease in impairment losses credited to income		(31)	—	(2,304)	(44)	(2,379)
Impairment losses (net)(*)	48-49	43	1	8,273	61	8,378
Entities incorporated/disposed in the year		1	—	2,066	5	2,073
Transfers to written-off loans		(18)	—	(4,125)	—	(4,143)
Exchange differences and other		(254)	(1)	(1,150)	(16)	(1,420)
Balance at the end		342	—	14,534	341	15,217

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

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		Millions of Euros
2011	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		619	1	9,473	264	10,356
Increase in impairment losses charged to income		62	—	6,041	17	6,121
Decrease in impairment losses credited to income		(37)	—	(1,513)	(24)	(1,574)
Impairment losses (net)(*)	48-49	25	—	4,528	(6)	4,547
Entities incorporated in the year		—	—	305	12	318
Transfers to written-off loans		(75)	—	(4,039)	—	(4,114)
Exchange differences and other		—	—	(798)	22	(776)
Balance at the end		569	1	9,469	291	10,330

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2010	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		449	1	8,805	243	9,498
Increase in impairment losses charged to income		187	—	7,020	62	7,268
Decrease in impairment losses credited to income		(32)	—	(2,204)	(40)	(2,276)
Impairment losses (net)(*)	48-49	155	—	4,816	22	4,993
Transfers to written-off loans		(57)	—	(4,431)	—	(4,488)
Exchange differences and other		72	—	283	(1)	354
Balance at the end		619	1	9,473	264	10,357

(*)	Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

The changes in 2012, 2011 and 2010 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2012	2011	2010
Balance at the beginning	15,871	13,367	9,833
Increase:	4,364	4,284	4,788
Decrease:	(1,754)	(1,895)	(1,447)
Re-financing or restructuring	(9)	(4)	(1)
Cash recovery	(337)	(327)	(253)
Foreclosed assets	(133)	(29)	(5)
Sales of written-off	(284)	(840)	(342)
Debt forgiveness	(541)	(604)	(217)
Time-barred debt and other causes	(450)	(91)	(629)
Net exchange differences	785	115	193
Balance at the end	19,266	15,871	13,367

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these write-offs, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is forgiven, or other reasons.

7.2	Market risk

As well as the most common market risks (mentioned earlier), other market risks have to be considered for the administration of certain positions: credit spread risk, basis risk, volatility and correlation risk.

Value at Risk (VaR) is the basic measure to manage and control the BBVA Group’s market risks. It estimates the maximum loss, with a given confidence level, that can be produced in market positions of a portfolio within a given time horizon. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which involves estimating the losses or gains that would have

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. It has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limits structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Trends in market risk

The changes in the BBVA Group’s market risk in 2012, measured as VaR without smoothing (see Appendix XII) with a 99% confidence level and a 1-day horizon, are as follows:

The average VaR in 2012 stood at €22 million, compared with €24 million and €33 million in 2011 and 2010. The number of risk factors currently used to measure portfolio risk is around 2,200. This number is dynamic and varies according to the possibility of doing business with other underlying assets and markets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of year-end 2012, 2011 and 2010, VaR amounted to €30 million, €18 million and €28 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	2012	2011	2010
Interest/Spread risk	35	27	29
Currency risk	3	3	3
Stock-market risk	3	7	4
Vega/Correlation risk	9	4	12
Diversification effect(*)	(19)	(23)	(21)

Total	30	18	28

VaR average in the period	22	24	33
VaR max in the period	31	36	41
VaR min in the period	15	16	25

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Stress testing is carried out using historical crisis scenarios. The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic crisis scenarios are also prepared ad hoc for each of the BBVA Group’s treasuries and updated monthly. The most significant market risk positions are identified for these scenarios, and an assessment is made of the impact that movements of market variables may have on them. The economic scenarios are established and analyzed by the Market Stress Committee.

BBVA continues to work on improving and enriching the information provided by the stress exercises. It prepares scenarios that are capable of detecting the possible combinations of impacts on market variables that may significantly affect the result of trading portfolios, thus completing the information provided by VaR and the historical scenarios and operating as an alert indicator that complements the normal policies of risk measurement and control.

By type of market risk assumed by the Group’s trading portfolio, as of December 31, 2012, the main risks are interest-rate and credit spread risks, which increased by €8 million on the figure for December 31, 2011. Currency risk remained at the same level and volatility and correlation risk increased by €5 million. Equity risk fell by €4 million.

The average daily change in VaR in 2012 on 2011 is basically due to Global Market Europe reducing its average risk by 14% in 2012 (with an average daily VaR of €13.8 million). Global Market Bancomer, Global Market South America and Compass increased their average risk by 13% and 17%, respectively (with an average daily VaR in 2012 of €5.1 million and €3.5 million, respectively).

The internal market risk model is validated periodically by backtesting. In 2012, portfolio losses in BBVA S.A. only exceeded the daily VaR on one occasion and in Bancomer they were never greater than the daily VaR, thus validating the proper operation of the model throughout the period according to Basel criteria. This is why no significant changes have been made to the methodology of measurement or to the parameters of the current measurement model.

Structural interest-rate risk

The aim of on-balance-sheet interest-rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

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ALCO uses the interest-rate risk measurements performed by the corporate GRM area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of net interest income) originating from structural interest-rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in 2012:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis - 2012	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	(3.52)%	4.31%	0.74%	(1.03)%
BBVA Bancomer	2.50%	(2.50)%	0.42%	(0.29)%
BBVA Compass	5.49%	(5.98)%	6.02%	(11.25)%
BBVA Chile	(1.97)%	1.95%	(11.19)%	10.16%
BBVA Colombia	2.21%	(2.23)%	0.19%	(0.61)%
BBVA Banco Continental	1.34%	(1.41)%	(5.05)%	4.97%
BBVA Banco Provincial	2.13%	(2.03)%	0.27%	(0.34)%
BBVA Banco Francés	0.71%	(0.72)%	(0.96)%	0.97%
BBVA Group	0.88%	(0.71)%	1.02%	(1.92)%

(*)	Percentage relating to “1 year” net Interest margin forecast in each unit.
(**)	Percentage relating to each unit’s Equity

As part of the measurement process, the BBVA Group has established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates. They enable specific balances to be classified into trend-based balances (long-term) and seasonal or volatile balances (short-term residual maturity).

Structural currency risk

Structural currency risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

Structural exchange-rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the capital ratios and on the contribution to earnings of international investments maintained on a long-term basis by the Group.

The Corporate Risk Management (“CRM”) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the Risk Management Committee (“RMC”), the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviations in the levels of risk assumed.

The Balance Sheet Management unit, through the Assets and Liabilities Committee (“ALCO”), designs and executes the risk mitigation strategies with the main objective of minimizing the effect of exchange rate

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fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries, and adjusting transactions according to market expectations and risk mitigation measures costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the corporate GRM area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends for the past five years (based on weekly data), and evaluating the impact on capital ratios, equity and the Group’s income statement.

The risk mitigation measures aimed at reducing exchange-rate risk exposures are considered in calculating risk estimates. Diversification resulting from investments in different geographical areas is also considered, through the analysis of historical correlations between different currencies.

Our model provides a distribution of the impact on three core elements (capital ratios, equity and the Group’s income statement) and helps determine their maximum adverse deviation for a particular confidence level and time horizon (of 3, 6 or 12 months), depending on market liquidity in each currency.

The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a sub-limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In order to try to mitigate our model’s limitations, the risk measurements are complemented with analyses of scenarios, stress testing and back-testing, thus giving a more complete overview of the Group’s exposure to structural exchange-rate risk.

In 2012, in a context characterized by market volatility and uncertainty, a policy of prudence has been maintained, which has moderated the risk assumed despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The risk mitigation level of the carrying value of the BBVA Group’s holdings in foreign currency has remained at 42% on average. The estimated exposure coverage of 2012 earnings in foreign currency has been 47%.

In 2012, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €188 million, with 33% in the Mexican peso, 25% in South American currencies, 23% in Asian and Turkish currencies, and 16% in the US dollar.

Structural equity risk

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €34 million as of December 31, 2012, and its impact on consolidated earnings for the year is estimated at €3 million. These figures are estimated taking into account the exposure in shares valued at market prices or, if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlying assets.

The corporate GRM Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

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7.3	Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

A core principle of the BBVA Group’s liquidity management is the financial independence of our banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, the Group maintain a liquidity pool at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. accounted for 0.91% of our total consolidated assets and 0.43% of our total consolidated liabilities, as of December 31, 2012.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short- and long-term) approach. The short-term liquidity approach has a time horizon of up to 365 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and each bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each business unit is responsible for the comprehensive management of liquidity. The Balance Sheet Management Unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and their compatibility with the target financing structure and the situation of the financial markets. The Balance Sheet Management Unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The Risk Area, Global Risk Management (GRM), measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local managers, complies with the corporate principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short- and medium-term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies) for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk appetite level aimed for by the Group.

The development and updating of the Corporate Liquidity and Finance Policy has contributed to strict adjustment of liquidity risk management in terms of limits and alerts, as well as in procedures. In accordance with the Corporate Policy, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of the information provided are decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of an alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short- or long-term) of the entity affected.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The TLG is made up of technical staff from the Short-Term Cash Desk and the Balance Sheet Management and Structural Risk areas. If the alert signals established make clear that a situation of tension has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the BBVA’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the Business Area of the country affected.

One of the most significant aspects that have affected the BBVA Group in 2012 and in previous years is the continuation of the sovereign debt crisis, during which the role played by official bodies in the euro zone and the ECB have been key in ensuring liquidity in the European banking system.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposit accounts. In addition to relying on our customer deposits, the Group also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, the Group has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. The Group also generally maintains a diversified liquidity pool of liquid assets and securitized assets at an individual entity level. Another source of liquidity is our generation of cash flow from our operations. Finally, the Group supplements our funding requirements with loans from the Bank of Spain and the European Central Bank (ECB) or the respective central banks of the countries where our subsidiaries are located.

The table below shows the types and number of securities included in the liquidity pool of the most significant units:

	Millions of Euros
2012	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
Cash and balances with central banks	10,106	5,950	4,310	6,133
Assets for credit operations with central banks	33,086	6,918	10,215	7,708
Central governments issues	25,148	3,865	—	7,275
Of Which: Spanish government securities	21,729	—	—	—
Other issues	7,939	3,053	3,627	432
Loans	—	—	6,587	—
Other non-eligible liquid assets	3,975	460	198	765
ACCUMULATED AVAILABLE BALANCE	47,167	13,328	14,723	14,606

(1)	Included Banco Bilbao Vizacaya Argentaria, S.A. y Banco Bilbao Vizcaya Argentaria (Portugal); S.A.

Given this situation, the regulators have established new requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Committee on Banking Supervision of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. Some aspects of the document published by the Committee on Banking Supervision in December 2010 were updated and made more flexible in January 2013. Among them, the ratio will be incorporated as a regulatory requirement on January 1, 2015 associated with a requirement for 60% compliance, which must reach 100% by January 2019. The frequency for reporting information to the supervisory bodies has been increased from quarterly to monthly beginning in January 2013.

In addition, the calibration period for the long-term funding ratio (more than twelve months) known as “Net Stable Funding Ratio” (NSFR) has been maintained in order to increase the weight of medium- and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

The BBVA Group has continued developing a plan to adapt to the regulatory ratios so as to allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

7.4	Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	13,768	39,480	15,476	4,315	3,643	3,273	79,954
Loans and advances to customers	—	—	—	244	—	—	244
Debt securities	5,726	5,196	12,960	577	2,805	801	28,066
Equity instruments	1,270	526	543	101	239	243	2,922
Derivatives	6,772	33,758	1,973	3,392	599	2,229	48,722
Other financial assets designated at fair value through profit or loss	296	408	1,630	516	—	—	2,851
Loans and advances to credit institutions	—	21	—	—	—	—	21
Debt securities	190	42	9	512	—	—	753
Equity instruments	106	345	1,622	4	—	—	2,076
Available-for-sale portfolio	36,109	10,483	9,087	7,678	6,128	1,085	70,569
Debt securities	33,107	10,264	9,035	7,112	6,053	1,041	66,612
Equity instruments	3,002	219	51	566	75	45	3,957
Loans and receivables	211,701	42,690	46,149	40,087	51,704	4,137	396,469
Loans and advances to credit institutions	3,220	12,168	4,549	3,369	2,065	1,076	26,447
Loans and advances to customers	207,131	29,944	41,600	35,838	48,479	3,055	366,047
Debt securities	1,350	577	—	880	1,160	6	3,974
Held-to-maturity investments	7,279	2,884	—	—	—	—	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120

Total Risk in Financial Assets	270,066	99,743	72,501	52,822	61,480	8,514	565,126

Contingent risks and liabilities
Contingent risks	16,189	12,429	872	3,217	5,858	975	39,540
Contingent liabilities	26,511	22,780	13,564	22,029	7,097	1,116	93,098

Total Contingent Risk	42,700	35,210	14,435	25,246	12,955	2,091	132,638

Total Risks in Financial Instruments	312,766	134,953	86,937	78,068	74,435	10,605	697,763

	Millions of Euros
Risks by Geographical Areas 2011	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	12,958	33,305	11,675	4,672	5,452	2,539	70,603
Debt securities	5,075	2,068	10,933	565	2,030	305	20,975
Equity instruments	662	363	741	69	125	238	2,198
Derivatives	7,221	30,874	2	4,039	3,297	1,996	47,430
Other financial assets designated at fair value through profit or loss	234	311	1,470	509	454	—	2,977
Debt securities	117	77	6	508	1	—	708
Equity instruments	117	234	1,464	1	453	—	2,269
Available-for-sale portfolio	26,546	8,895	7,825	8,151	5,164	656	57,237
Debt securities	22,371	8,685	7,764	7,518	5,068	602	52,008
Equity instruments	4,175	210	61	633	96	54	5,229
Loans and receivables	203,348	44,305	42,489	44,625	46,479	7,704	388,949
Loans and advances to credit institutions	3,034	11,531	4,877	2,712	2,197	1,663	26,013
Loans and advances to customers	198,948	32,445	37,612	41,222	43,592	6,035	359,855
Debt securities	1,365	328	—	692	690	6	3,081
Held-to-maturity investments	7,373	3,582	—	—	—	—	10,955
Hedging derivatives	395	3,493	485	253	16	56	4,698

Total Risk in Financial Assets	250,854	93,890	63,943	58,210	57,565	10,955	535,419

Contingent risks and liabilities
Contingent risks	16,175	12,289	1,098	4,056	4,733	1,554	39,904
Contingent liabilities	30,848	21,506	11,929	22,002	6,192	1,288	93,767

Total Contingent Risk	47,023	33,795	13,027	26,058	10,925	2,842	133,669

Total Risks in Financial Instruments	297,877	127,685	76,970	84,268	68,490	13,797	669,088

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Risks by Geographical Areas 2010	Spain	Europe, Excluding Spain	Mexico	EE.UU.	South America	Rest	Total
Financial assets -
Financial assets held for trading	18,903	22,899	9,578	3,951	5,549	2,404	63,284
Debt securities	9,522	2,839	8,853	654	2,086	405	24,359
Equity instruments	3,041	888	725	148	136	322	5,260
Derivatives	6,340	19,172	—	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	1,437	481	476	1	2,777
Debt securities	138	66	7	480	—	—	691
Equity instruments	146	32	1,430	1	476	1	2,086
Available-for-sale portfolio	25,230	7,689	10,158	7,581	4,291	1,234	56,183
Debt securities	20,725	7,470	10,106	6,903	4,211	1,187	50,602
Equity instruments	4,505	219	52	678	80	47	5,581
Loans and receivables	218,399	30,985	40,540	39,944	37,320	5,847	373,035
Loans and advances to credit institutions	6,786	7,846	5,042	864	2,047	1,018	23,603
Loans and advances to customers	210,102	23,139	35,498	38,649	34,999	4,822	347,209
Debt securities	1,511	—	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	—	9,947
Debt securities	234	2,922	281	131	—	35	3,603

Total Risk in Financial Assets	270,554	67,036	61,994	52,088	47,636	9,521	508,829

Contingent risks and liabilities
Contingent risks	20,175	6,773	1,006	3,069	3,953	1,465	36,441
Contingent liabilities	35,784	19,144	11,421	17,604	5,711	910	90,574

Total Contingent Risk	55,959	25,917	12,427	20,673	9,664	2,375	127,015

Total Risks in Financial Instruments	326,513	92,953	74,421	72,761	57,300	11,896	635,844

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.

7.5	Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	33,396	2,539	608	366	508	—	37,417
Loans and advances to credit institutions	3,633	14,641	1,516	1,813	3,678	1,187	26,468
Loans and advances to customers	23,305	34,848	22,615	43,619	96,879	145,024	366,291
Debt securities	198	3,247	4,573	12,853	48,052	40,644	109,568
Derivatives (trading and hedging)	—	1,332	1,370	3,783	15,682	31,449	53,616

Total	60,531	56,608	30,682	62,435	164,799	218,305	593,360

Liabilities -
Deposits from central banks	18	8,357	3,235	0	34,543	350	46,504
Deposits from credit institutions	3,966	31,174	2,415	8,089	9,611	4,204	59,459
Deposits from customers	138,282	51,736	15,772	50,745	26,658	8,384	291,577
Debt certificates (including bonds)	—	6,140	4,146	18,116	39,332	15,126	82,860
Subordinated liabilities	—	50	—	724	3,243	7,104	11,122
Other financial liabilities	4,899	1,809	382	252	841	34	8,216
Short positions (*)	6,580	—	—	—	—	—	6,580
Derivatives (trading and hedging)	—	1,105	1,264	3,813	15,366	30,767	52,316

Total	153,744	100,372	27,214	81,741	129,594	65,969	558,634

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Contractual Maturities 2011	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	28,066	1,444	660	330	426	—	30,927
Loans and advances to credit institutions	2,771	7,551	1,393	3,723	7,608	2,967	26,013
Loans and advances to customers	18,021	38,741	22,887	45,818	93,138	141,251	359,855
Debt securities	842	2,297	2,761	8,025	39,603	34,199	87,727
Derivatives (trading and hedging)	—	1,798	1,877	4,704	16,234	27,368	51,981

Total	49,699	51,831	29,578	62,601	157,010	205,784	556,503

Liabilities -
Deposits from central banks	3	19,463	2,629	—	11,040	1	33,136
Deposits from credit institutions	2,202	27,266	4,374	5,571	15,964	3,669	59,047
Deposits from customers	116,924	69,738	17,114	41,397	28,960	6,861	280,994
Debt certificates (including bonds)	—	2,032	1,880	11,361	45,904	17,144	78,321
Subordinated liabilities	—	—	110	38	4,893	9,500	14,541
Other financial liabilities	5,015	1,283	355	490	1,254	1,307	9,704
Short positions (*)	4,611	—	—	—	—	—	4,611
Derivatives (trading and hedging)	—	1,687	1,636	5,232	15,533	25,313	49,401

Total	128,755	121,469	28,098	64,089	123,548	63,796	529,755

	Millions of Euros
Contractual Maturities 2010	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
Asset -
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229

Total	36,786	49,591	37,746	62,508	139,434	189,765	515,830

Liabilities -
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions (*)	4,047	—	—	—	—	—	4,047
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

Total	123,943	112,571	40,969	62,385	89,847	59,122	488,837

(*)	The maturities of short positions are basically on demand

8.	Fair value of financial instruments

The fair value of a financial asset or liability on a given date is the amount for which it could be exchanged or settled, respectively, on that date between two knowledgeable, willing parties in an arm’s length transaction under market conditions. The most objective and common reference for the fair value of a financial asset or liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held-for-trading portfolios is based on daily quoted price if there is an active market for these financial derivatives. If for any reason their quoted price is not available on a given date, these financial derivatives are measured using methods similar to those used in over-the-counter (OTC) markets.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		2012		2011		2010
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS -
Cash and balances with central banks	9	37,434	37,434	30,939	30,939	19,981	19,981
Financial assets held for trading	10	79,954	79,954	70,602	70,602	63,283	63,283
Other financial assets designated at fair value through profit or loss	11	2,853	2,853	2,977	2,977	2,774	2,774
Available-for-sale financial assets	12	71,500	71,500	58,144	58,144	56,456	56,456
Loans and receivables	13	383,410	403,606	381,076	389,204	364,707	371,359
Held-to-maturity investments	14	10,162	9,860	10,955	10,190	9,946	9,189
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	226	226	146	146	40	40
Hedging derivatives	15	4,894	4,894	4,552	4,552	3,563	3,563
LIABILITIES -
Financial assets held for trading	10	55,927	55,927	51,303	51,303	37,212	37,212
Other financial liabilities designated at fair value through profit or loss	11	2,516	2,516	1,825	1,825	1,607	1,607
Financial liabilities at amortized cost	23	506,487	504,267	479,904	473,886	453,164	453,504
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	—	—	—	—	(2)	(2)
Hedging derivatives	15	2,968	2,968	2,710	2,710	1,664	1,664

In the case of financial instruments whose carrying amount is not the same as their theoretical fair value, the fair value has been calculated as follows:

•	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are mainly short-term balances.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end.

•

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amounts of the hedged deposits lent, included under “Loans and Receivables”, and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

•

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

•

Level 3: Measurement using techniques where some of the inputs are not taken from market observable data. As of December 31, 2012, the affected instruments accounted for approximately 0.20% of financial assets and 0.01% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the market units.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		2012			2011			2010
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS -
Financial assets held for trading	10	30,944	48,598	412	22,986	46,915	700	28,914	33,568	802
Loans and advances to customers		244	—	—	—	—	—	—	—	—
Debt securities		27,053	718	295	19,731	793	451	22,930	921	508
Equity instruments		2,713	140	70	2,033	97	68	5,034	92	134
Trading derivatives		934	47,740	47	1,222	46,025	182	950	32,555	160
Other financial assets designated at fair value through profit or loss	11	2,768	86	—	2,358	619	—	2,326	448	—
Loans and advances to credit institutions		—	24	—	—	—	—	—	—	—
Debt securities		692	62	—	647	61	—	624	64	—
Equity instruments		2,076	—	—	1,711	558	—	1,702	384	—
Available-for-sale financial assets	12	51,682	18,551	757	41,286	15,249	1,067	41,500	13,789	668
Debt securities		48,484	18,359	700	37,286	15,025	602	37,024	13,352	499
Equity instruments		3,198	192	57	4,000	224	465	4,476	437	169
Hedging derivatives	15	111	4,784	—	289	4,263	—	265	3,298	—
LIABILITIES -
Financial liabilities held for trading	10	7,371	48,519	38	5,813	45,467	23	4,961	32,225	25
Trading derivatives		791	48,519	38	1,202	45,467	23	916	32,225	25
Short positions		6,580	—	—	4,611	—	—	4,046	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	2,516	—	—	1,825	—	—	1,607	—
Hedging derivatives	15	—	2,951	17	—	2,710	—	96	1,568	—

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of December 31, 2012, 2011 and 2010 additionally includes €510 million, €541 million and €499 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table sets forth the main measurement techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2012:

Financial Instruments Level 2	Measurement techniques	Main assumptions		Main inputs used		2012 Fair value (millions of euros)

• Debt securities	Present-value method					Trading portfolio
						Debt securities Equity instruments	718 140
Determining the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:
Other financial assets at fair value through profit and loss
• Equity instruments				•	Risk premiums.	Debt securities	62
				•	Observable market interest rates	Deposits from credit institutions	24
		•	the estimate of prepayment rates;
		•	the issuer credit risk; and			Available-for-sale financial assets
		•	current market interest rates.			Debt securities Equity instruments	18,359 192
		•	Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.
						Other financial liabilities designated at fair value through profit or loss	2,516
• Derivatives	Analytic/semi-analytic formulae	For share, currency, inflation or commodity derivatives:		For share, inflation, currency or commodity derivatives:
		•	The Black-Scholes assumptions take into account possible convexity adjustments	•	Forward structure of the underlying asset.	Assets
				•	Volatility of options.	Trading derivatives	47,740
				•	Observable correlations between underlying assets.	Hedging derivatives	4,784

For interest rate derivatives:
		•	Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.
For interest-rate derivatives:
Liabilities
				•	The term structure of interest rates.	Trading derivatives	48,519
	For share, currency or commodity derivatives:	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term		•	Volatility of underlying asset.	Hedging derivatives	2,951
• Monte Carlo simulations.
For credit derivatives:
	For interest-rate derivatives:	This model assumes that:		•	Credit default swap (CDS) prices.
	• Black-Derman-Toy Model, Libor Market Model and SABR.	•	The forward rates in the term structure of the interest rate curve are perfectly correlated.	•	Historical CDS volatility.
• HW 1 factor
	For credit derivatives:	These models assume a constant diffusion of default intensity.
• Diffusion models.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Financial Instruments Level 3		Measurement techniques		Main assumptions	Main unobservable inputs		2012 Fair value (millions of euros)

•	Debt securities			Determining the current value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:			Trading portfolio
				• estimate of prepayment rates;			Debt securities	295
				• issuer credit risk; and			Equity instruments	70
				• current market interest rates.
		• •	Present-value method “Time default” model for financial instruments in the collateralized debt obligations (CDO) family.

In the case of measurement of asset-backed securities (ABS), the future prepayments are calculated according to conditional prepayment rates supplied by the issuers themselves.

The “time-to-default” model is used to measure the probability of default. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRA00 and CDX) with the underlying portfolio of our CDOs.

					• • •	Prepayment rates Default correlation Credit spread (1)	Available-for-sale financial assets
							Debt securities	700
•	Equity instruments	•	Present-value method	Net asset value (NAV) for hedge funds and for equity instruments listed in thin or less active markets	• •	Credit spread (1) NAV supplied by the fund administrator or issuer of the securities.	Equity instruments	57

•	Trading derivatives	Trading derivatives for interest rate futures and forwards:

The “Libor Market” model models the complete term structure of the interest-rate curve, assuming a constant elasticity of variance (CEV) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.

					•	Correlation decay (2)	Assets
		• •	Present-value method “Libor Market” model.
		For variable income and foreign options:		The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	• • •	Vol-of-Vol (3) Reversion factor (4) Volatility Spot Correlation (5)	Trading derivatives	47

		• • •	Monte Carlo simulations Numerical integration Heston				Liabilities
		•	Credit baskets	These models assume a constant diffusion of default intensity.	• •	Default correlation. Historical CDS volatility	Trading derivatives	38
							Hedging derivatives	17

(1)

Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for asset quality. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.

(2)	Correlation decay: This is the factor that allows us to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility – Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	2012		2011		2010
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,767	23	1,469	25	1,707	96
Valuation adjustments recognized in the income statement (*)	50	2	(1)	(12)	(123)	12
Valuation adjustments not recognized in the income statement	(3)	—	—	—	(18)	—
Acquisitions, disposals and liquidations	(278)	29	268	9	(334)	(100)
Net transfers to Level 3	(134)	—	33	—	236	—
Exchange differences and others	(233)	1	(2)	1	1	17
Exchange differences and others	1,169	55	1,767	23	1,469	25

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

As of December 31, 2012, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was insignificant.

The financial instruments transferred between the different levels of measurement in 2012 are at the following amounts in the accompanying consolidated balance sheets as of December 31, 2012:

Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		—	—	—	—	—	—
Available-for-sale financial assets		78	—	454	18	12	137
LIABILITIES -

As of December 31, 2012, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	22	(15)	—	—
Available-for-sale financial assets	—	—	10	(10)
LIABILITIES -
Financial liabilities held for trading	4	(4)	—	—
Total	26	(19)	10	(10)

Loans and financial liabilities at fair value through profit or loss

As of December 31, 2012, 2011 and 2010, there were no loans or financial liabilities at fair value other than those recognized under the headings “Financial assets held for trading – Loans and advances to customers”, “Other financial assets designated at fair value through profit or loss” and “Other financial liabilities designated at fair value through profit or loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

As of December 31, 2012, 2011 and 2010, equity instruments, derivatives with these equity instruments as underlying assets, and certain discretionary profit-sharing arrangements in some companies, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €510 million, €541 million and €499 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2012, 2011 and 2010:

	Millions of Euros
Sales of financial instruments at cost	2012	2011	2010
Amount of Sale	29	19	51
Carrying Amount at Sale Date	5	8	36
Gains/Losses	24	11	15

9.	Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Cash and Balances with Central Banks	Notes	2012	2011	2010
Cash		5,294	4,611	4,284
Balances at the Central Banks		31,647	25,821	15,349
Reverse repurchase agreements	37	476	495	334
Accrued interests		17	12	14

Total		37,434	30,939	19,981

	Millions of Euros
Deposits from Central Banks	Notes	2012	2011	2010
Deposits from Central Banks		40,598	23,937	10,904
Repurchase agreements	37	5,907	9,199	82
Accrued interest until expiration		285	11	24

Total	23	46,790	33,147	11,010

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	2012	2011	2010
ASSETS -
Loans and advances to credit institutions	—	—	—
Loans and advances to customers	244	—	—
Debt securities	28,066	20,975	24,358
Equity instruments	2,922	2,198	5,260
Trading derivatives	48,722	47,429	33,665

Total	79,954	70,602	63,283

LIABILITIES -
Trading derivatives	49,348	46,692	33,166
Short positions	6,579	4,611	4,046

Total	55,927	51,303	37,212

10.2	Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Debt Securities Held-for-Trading Breakdown by type of instrument	Millions of Euros
	2012	2011	2010
Issued by Central Banks	334	402	699
Spanish government bonds	4,757	4,324	7,959
Foreign government bonds	18,320	13,263	11,739
Issued by Spanish financial institutions	456	566	723
Issued by foreign financial institutions	2,092	1,316	1,552
Other debt securities	2,107	1,104	1,687

Total	28,066	20,975	24,358

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Equity Instruments Held-for-Trading Breakdown by Issuer	Millions of Euros
	2012	2011	2010
Shares of Spanish companies
Credit institutions	162	62	304
Other sectors	1,108	600	2,738
Subtotal	1,270	662	3,042
Shares of foreign companies
Credit institutions	78	128	167
Other sectors	1,574	1,408	2,051
Subtotal	1,652	1,536	2,218

Total	2,922	2,198	5,260

10.4	Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of normal business activity. As of December 31, 2012, 2011 and 2010, trading derivatives were principally contracted in over-the-counter (OTC) markets, with counterparties which are mainly credit institutions not resident in Spain, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

	Millions of Euros
Outstanding Financial Trading Derivatives 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	—	1	—	—	—	—	2
Options	(4)	—	(110)	1	2	—	—	(112)
Other products	—	—	—	—	—	—	—	—
Subtotal	(4)	—	(109)	1	2	—	—	(110)
OTC markets
Credit institutions
Forward transactions	(1,109)	109	—	—	—	—	—	(1,000)
Future rate agreements (FRAs)	—	(203)	—	—	—	—	—	(203)
Swaps	60	(2,880)	84	—	12	—	—	(2,725)
Options	5	212	109	—	(4)	—	1	322
Other products	—	(3)	—	—	—	(92)	—	(95)
Subtotal	(1,044)	(2,766)	192	—	7	(92)	1	(3,701)
Other financial institutions
Forward transactions	(23)	—	—	—	—	—	—	(23)
Future rate agreements (FRAs)	—	(28)	—	—	—	—	—	(28)
Swaps	—	842	(20)	—	—	—	—	822
Options	—	(4)	(366)	—	—	—	—	(371)
Other products	—	(5)	—	—	—	108	—	103
Subtotal	(23)	805	(387)	—	—	108	—	503
Other sectors
Forward transactions	234	1	—	—	—	—	—	235
Future rate agreements (FRAs)	—	302	—	—	—	—	—	302
Swaps	(13)	1,659	153	—	—	—	—	1,799
Options	(58)	85	250	(3)	—	—	(4)	269
Other products	(3)	80	—	(1)	—	—	—	77
Subtotal	160	2,127	403	(4)	—	—	(4)	2,683
Subtotal	(906)	166	209	(4)	7	16	(3)	(515)

Total	(910)	166	100	(3)	9	16	(3)	(625)

Of which:
Asset Trading Derivatives	5,763	39,004	3,314	8	76	531	26	48,722
Liability Trading Derivatives	(6,673)	(38,838)	(3,215)	(11)	(68)	(515)	(29)	(49,348)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Outstanding Financial Trading Derivatives 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	1	2	7	—	—	—	—	10
Options	(11)	(0)	(147)	5	(9)	—	—	(162)
Other products	—	—	—	—	—	—	—	—
Subtotal	(10)	2	(140)	5	(9)	—	—	(152)
OTC markets
Credit institutions
Forward transactions	(178)	—	—	—	—	—	—	(178)
Future rate agreements (FRAs)	—	(220)	—	—	—	—	—	(220)
Swaps	(333)	(3,988)	67	1	40	—	—	(4,213)
Options	105	605	(747)	—	—	—	1	(36)
Other products	—	11	—	—	—	(432)	—	(421)
Subtotal	(406)	(3,592)	(680)	1	40	(432)	1	(5,068)
Other financial institutions
Forward transactions	(7)	—	—	—	—	—	—	(7)
Future rate agreements (FRAs)	—	(21)	—	—	—	—	—	(21)
Swaps	—	1,460	12	—	(2)	—	—	1,470
Options	9	(177)	(64)	—	—	—	—	(232)
Other products	—	—	—	—	—	577	—	577
Subtotal	2	1,262	(52)	—	(2)	577	—	1,787
Other sectors
Forward transactions	392	—	—	—	—	—	—	392
Future rate agreements (FRAs)	—	311	—	—	—	—	—	311
Swaps	41	2,553	409	—	40	—	—	3,043
Options	(69)	164	330	—	—	—	9	434
Other products	—	8	—	—	—	(18)	—	(10)
Subtotal	364	3,036	739	—	40	(18)	9	4,170
Subtotal	(40)	706	7	1	78	127	10	889

Total	(50)	708	(133)	6	69	127	10	737

Of which:
Asset Trading Derivatives	8,966	32,858	3,178	45	284	2,064	34	47,429
Liability Trading Derivatives	(9,016)	(32,150)	(3,311)	(39)	(215)	(1,937)	(24)	(46,692)

	Millions of Euros
Outstanding Financial Trading Derivatives 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	—	2	6	—	—	—	—	8
Options	(3)	—	(348)	(11)	(7)	—	—	(369)
Other products	—	—	—	—	—	—	—	—
Subtotal	(3)	2	(342)	(11)	(7)	—	—	(361)
OTC markets
Credit institutions
Forward transactions	(96)	—	—	—	—	—	—	(96)
Future rate agreements (FRAs)	—	15	—	—	—	—	—	15
Swaps	(541)	(1,534)	(4)	2	28	—	—	(2,049)
Options	(97)	(786)	45	—	—	—	1	(837)
Other products	(1)	11	—	—	—	(175)	—	(165)
Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)
Other financial institutions
Forward transactions	54	—	—	—	—	—	—	54
Future rate agreements (FRAs)	—	4	—	—	—	—	—	4
Swaps	—	1,174	31	—	(5)	—	—	1,200
Options	(12)	(56)	(144)	—	—	—	—	(212)
Other products	—	—	—	—	—	319	—	319
Subtotal	42	1,122	(113)	—	(5)	319	—	1,365
Other sectors
Forward transactions	385	—	—	—	—	—	—	385
Future rate agreements (FRAs)	—	22	—	—	—	—	—	22
Swaps	18	1,627	145	—	(15)	—	—	1,776
Options	(41)	81	395	—	—	—	—	435
Other products	0	14	—	—	—	(5)	—	9
Subtotal	362	1,745	540	—	(15)	(5)	—	2,627
Subtotal	(331)	571	469	2	8	139	1	860

Total	(334)	573	127	(9)	1	139	1	499

Of which:
Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665
Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

11.	Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	Millions of Euros
	2012	2011	2010
ASSETS -
Loans and advances to credit institutions	24	—	—
Debt securities	753	708	688
Unit-linked products	145	113	103
Other securities	608	595	585
Equity instruments	2,076	2,269	2,086
Unit-linked products	2,026	1,677	1,467
Other securities	50	592	619

Total	2,853	2,977	2,774

LIABILITIES -
Other financial liabilities	2,516	1,825	1,607
Unit-linked products	2,516	1,825	1,607

Total	2,516	1,825	1,607

12.	Available-for-sale financial assets

12.1	Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	2012	2011	2010
Debt securities	67,648	53,050	51,064
Impairment losses	(105)	(136)	(189)
Subtotal	67,543	52,914	50,875
Equity instruments	4,193	5,663	6,010
Impairment losses	(236)	(433)	(429)
Subtotal	3,957	5,230	5,581

Total	71,500	58,144	56,456

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	25,439	243	(860)	24,822
Other debt securities	9,604	145	(120)	9,629
Issued by Central Banks	—	—	—	—
Issued by credit institutions	7,888	71	(59)	7,900
Issued by other institutions	1,716	74	(61)	1,729
Subtotal	35,043	388	(980)	34,451
Foreign Debt Securities
Mexico	8,251	964	(1)	9,214
Mexican Government and other government agency debt securities	7,251	835	—	8,086
Other debt securities	1,000	129	(1)	1,128
Issued by Central Banks	—	—	—	—
Issued by credit institutions	334	56	(1)	389
Issued by other institutions	666	73	—	739
The United States	6,944	189	(88)	7,045
Government securities	714	21	(10)	725
US Treasury and other US Government agencies	228	1	(1)	228
States and political subdivisions	486	20	(9)	497
Other debt securities	6,230	168	(78)	6,320
Issued by Central Banks	—	—	—	—
Issued by credit institutions	151	11	(7)	155
Issued by other institutions	6,079	157	(71)	6,165
Other countries	16,817	579	(563)	16,833
Other foreign governments and other government agency debt securities	9,285	321	(377)	9,229
Other debt securities	7,532	258	(186)	7,604
Issued by Central Banks	1,161	2	(1)	1,162
Issued by credit institutions	4,663	210	(101)	4,772
Issued by other institutions	1,708	46	(84)	1,670
Subtotal	32,012	1,732	(652)	33,092

Total	67,055	2,120	(1,632)	67,543

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Debt Securities Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	20,597	58	(1,384)	19,271
Other debt securities	4,426	125	(300)	4,251
Issued by Central Banks	—	—	—	—
Issued by credit institutions	3,307	80	(247)	3,140
Issued by other issuedrs	1,119	45	(53)	1,111
Subtotal	25,023	183	(1,684)	23,522
Foreign Debt Securities
Mexico	4,815	176	—	4,991
Mexican Government and other government agency debt securities	4,742	164	—	4,906
Other debt securities	73	12	—	85
Issued by Central Banks	—	—	—	—
Issued by credit institutions	59	11	—	70
Issued by other issuedrs	14	1	—	15
The United States	7,355	243	(235)	7,363
Government securities	996	36	(12)	1,020
US Treasury and other US Government agencies	487	8	(12)	483
States and political subdivisions	509	28	—	537
Other debt securities	6,359	207	(223)	6,343
Issued by Central Banks	—	—	—	—
Issued by credit institutions	631	22	(36)	617
Issued by other issuedrs	5,728	185	(187)	5,726
Other countries	17,403	619	(984)	17,038
Other foreign governments and other government agency debt securities	11,617	345	(666)	11,296
Other debt securities	5,786	274	(318)	5,742
Issued by Central Banks	849	6	—	855
Issued by credit institutions	3,080	184	(266)	2,998
Issued by other issuedrs	1,857	84	(52)	1,889
Subtotal	29,573	1,038	(1,219)	29,392

Total	54,596	1,221	(2,903)	52,914

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Debt Securities Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	16,543	58	(1,264)	15,337
Other debt securities	5,386	49	(206)	5,229
Issued by Central Banks	—	—	—	—
Issued by credit institutions	4,222	24	(156)	4,090
Issued by other issuedrs	1,164	25	(50)	1,139
Subtotal	21,929	107	(1,470)	20,566
Foreign Debt Securities
Mexico	9,653	470	(17)	10,106
Mexican Government and other government agency debt securities	8,990	441	(14)	9,417
Other debt securities	663	29	(3)	689
Issued by Central Banks	—	—	—	—
Issued by credit institutions	553	28	(2)	579
Issued by other issuedrs	110	1	(1)	110
The United States	6,850	216	(234)	6,832
Government securities	767	13	(9)	771
US Treasury and other US Government agencies	580	6	(8)	578
States and political subdivisions	187	7	(1)	193
Other debt securities	6,083	203	(225)	6,061
Issued by Central Banks	—	—	—	—
Issued by credit institutions	2,981	83	(191)	2,873
Issued by other issuedrs	3,102	120	(34)	3,188
Other countries	13,606	394	(629)	13,371
Other foreign governments and other government agency debt securities	6,743	169	(371)	6,541
Other debt securities	6,863	225	(258)	6,830
Issued by Central Banks	944	1	—	945
Issued by credit institutions	4,431	177	(188)	4,420
Issued by other issuedrs	1,488	47	(70)	1,465
Subtotal	30,109	1,080	(880)	30,309

Total	52,038	1,187	(2,350)	50,875

As of December 31, 2012, the credit ratings of the issuers of debt securities in the available-for-sale portfolio are as follows:

	2012		2011
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,436	2.1%	3,022	5.7%
AA+	5,873	8.7%	5,742	10.9%
AA	214	0.3%	1,242	2.3%
AA–	1,690	2.5%	18,711	35.4%
A+	741	1.1%	735	1.4%
A	1,125	1.7%	2,320	4.4%
A–	6,521	9.7%	949	1.8%
With rating BBB+ or below	41,153	60.9%	14,212	26.9%
Without rating	8,790	13.0%	5,980	11.2%

Total	67,543	100.0%	52,913	100.0%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,301	122	(380)	3,043
Credit institutions	2	—	—	2
Other entities	3,299	122	(380)	3,041
Listed foreign company shares	297	10	(45)	262
United States	32	1	(4)	29
Mexico	—	—	—	—
Other countries	265	9	(41)	233
Subtotal	3,598	132	(425)	3,305
Unlisted equity instruments	—	—	—	—
Unlisted Spanish company shares	76	2	(4)	74
Credit institutions	3	—	—	3
Other entities	73	2	(4)	71
Unlisted foreign companies shares	571	7	—	578
United States	474	—	—	474
Mexico	(1)	—	—	(1)
Other countries	98	7	—	105
Subtotal	647	9	(4)	652

Total	4,245	141	(429)	3,957

	Millions of Euros
Equity Instruments Available-for-Sale 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,802	468	(2)	4,268
Credit institutions	2	—	—	2
Other entities	3,800	468	(2)	4,266
Listed foreign company shares	361	5	(91)	275
United States	41	—	(12)	29
Mexico	—	—	—	—
Other countries	320	5	(79)	246
Subtotal	4,163	473	(93)	4,543
Unlisted equity instruments
Unlisted Spanish company shares	36	—	—	36
Credit institutions	1	—	—	1
Other entities	35	—	—	35
Unlisted foreign companies shares	638	13	—	651
United States	560	2	—	562
Mexico	1	—	—	1
Other countries	77	11	—	88
Subtotal	674	13	—	687

Total	4,837	486	(93)	5,230

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Equity Instruments Available-for-Sale 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,378	1,212	(7)	4,583
Credit institutions	3	—	—	3
Other entities	3,375	1,212	(7)	4,580
Listed foreign company shares	270	8	(25)	253
United States	12	1	—	13
Other countries	258	7	(25)	240
Subtotal	3,648	1,220	(32)	4,836
Unlisted equity instruments
Unlisted Spanish company shares	25	—	—	25
Credit institutions	1	—	—	1
Other entities	24	—	—	24
Unlisted foreign companies shares	657	63	—	720
United States	594	55	—	649
Other countries	63	8	—	71
Subtotal	682	63	—	745

Total	4,330	1,283	(32)	5,581

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	2012	2011	2010
Balance at the beginning	(682)	333	1,951
Valuation gains and losses	646	(1,349)	(1,952)
Income tax	(227)	264	540
Amounts transferred to income	118	70	(206)
Balance at the end	(145)	(682)	333
Of which:
Debt securities	13	(1,027)	(746)
Equity instruments	(158)	345	1,079

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet for 2012 correspond mainly to Spanish government debt securities and equity instruments from Spanish listed companies.

•

As of December 31, 2012, 15.2% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

•

As of December 31, 2012, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of December 31, 2012, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €43 million, €25 million and €155 million for the years 2012, 2011 and 2010, respectively (see Note 49).

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	2012	2011	2010
Loans and advances to credit institutions	13.1	26,522	26,107	23,637
Loans and advances to customers	13.2	352,931	351,900	338,857
Debt securities	13.3	3,957	3,069	2,213

Total		383,410	381,076	364,707

13.1	Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	2012	2011	2010
Reciprocal accounts		265	78	168
Deposits with agreed maturity		6,748	8,389	7,307
Demand deposits		1,961	2,731	2,008
Other accounts		10,690	9,026	6,299
Reverse repurchase agreements	37	6,783	5,788	7,822

Total gross	7.1.1	26,447	26,012	23,604

Valuation adjustments		75	95	33
Impairment losses	7.1.8	(33)	(47)	(67)
Accrued interests and fees		109	143	101
Hedging derivatives and others		(1)	(1)	(1)

Total net		26,522	26,107	23,637

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	2012	2011	2010
Mortgage secured loans		139,228	130,703	132,630
Other secured loans		28,465	29,353	18,155
Other loans		117,924	118,650	102,001
Credit accounts		13,917	14,980	23,705
Commercial credit		11,319	13,152	21,229
Receivable on demand and other		10,774	13,070	11,172
Credit cards		12,194	10,179	8,074
Finance leases		7,816	8,127	8,141
Reverse repurchase agreements	37	3,118	4,827	4,760
Financial paper		1,005	1,166	1,982
Impaired assets	7.1.7	20,287	15,647	15,361

Total gross	7.1.	366,047	359,856	347,210

Valuation adjustments		(13,116)	(7,954)	(8,353)
Impairment losses	7.1.8	(14,484)	(9,410)	(9,396)
Accrued interests and fees		289	453	195
Hedging derivatives and others		1,079	1,003	848

Total net		352,931	351,900	338,857

As of December 31, 2012, 30% of “Loans and advances to customers” with maturity greater than one year have with fixed-interest rates and 70% with variable interest rates.

“Loans and advances to customers” includes financial lease arrangements provided by various entities in the Group for their customers to finance the purchase of assets, including movable and immovable property. The breakdown of the financial lease arrangements as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of Euros
Financial Lease Arrangements	2012	2011	2010
Movable property	4,543	4,876	4,748
Real Estate	3,273	3,251	3,393
Fixed rate	64%	58%	42%
Floating rate	36%	42%	58%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are considered a suitable guarantee for the issue of long-term mortgage-covered bonds. This heading also includes some loans that have been securitized and not derecognized from the consolidated balance sheets (see Note 2.2.2). The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	2012	2011	2010
Securitized mortgage assets	20,077	33,164	31,884
Other securitized assets	5,647	7,004	10,563
Commercial and industrial loans	3,241	3,344	6,263
Finance leases	433	594	771
Loans to individuals	1,877	2,942	3,403
Rest	96	124	126

Total	25,724	40,168	42,447

Of which:
Liabilities associated to assets retained on the balance sheet (*)	6,490	7,510	8,846

(*)	These liabilities are recognized under “Financial liabilities at amortized cost – Debt securities” in the accompanying consolidated balance sheets (Note 23.3).

Other securitized loans were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	2012	2011	2010
Securitized mortgage assets	30	7	24
Other securitized assets	102	128	176

Total	132	135	200

The balance of securitized mortgage assets derecognized from the balance sheet increased over the year 2012 due to the incorporation of Unnim.

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	2012	2011	2010
Government		2,375	2,128	2,040
Credit institutions		576	631	6
Other sectors		1,023	322	177

Total gross	7.1	3,974	3,081	2,223

Valuation adjustments	7.1.8	(17)	(12)	(10)

Total net		3,957	3,069	2,213

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

14.	Held-to-maturity investments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Held-to-Maturity Investments 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,469	2	(406)	6,065
Other domestic debt securities	809	2	(27)	784
Issued by credit institutions	250	2	(3)	249
Issued by other institutions	559	—	(24)	535
Subtotal	7,278	4	(433)	6,849
Foreign Debt Securities
Government and other government agency debt securities	2,741	121	—	2,862
Other debt securities	143	6	—	149
Subtotal	2,884	127	—	3,011

Total	10,162	131	(433)	9,860

		Millions of Euros
Held-to-Maturity Investments 2011	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,520	1	(461)	6,060
Other domestic debt securities	853	—	(65)	788
Issued by credit institutions	255	—	(11)	244
Issued by other issuers	598	—	(54)	544
Subtotal	7,373	1	(526)	6,848
Foreign Debt Securities
Government and other government agency debt securities	3,376	9	(236)	3,149
Other debt securities	206	3	(16)	193
Subtotal	3,582	12	(252)	3,342

Total	10,955	13	(778)	10,190

		Millions of Euros
Held-to-Maturity Investments 2010	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	—	(63)	829
Subtotal	7,503	2	(734)	6,771
Foreign Debt Securities
Government and other government agency debt securities	2,181	10	(20)	2,171
Other debt securities	262	6	(21)	247
Subtotal	2,443	16	(41)	2,418

Total	9,946	18	(775)	9,189

The foreign securities held by the Group as of December 31, 2012, 2011 and 2010 in the held-to-maturity investments portfolio correspond basically to European issuers.

As of December 31, 2012, after analyzing the unrealized losses, it was decided that they were temporary, as the interest payment dates of all the securities have been satisfied, and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following is a summary of the gross changes in 2012, 2011 and 2010 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	2012	2011	2010
Balance at the beginning		10,956	9,947	5,438
Acquisitions		60	—	4,969
Reclassifications		—	1,817	—
Redemptions and others		(853)	(808)	(460)
Balance at the end		10,163	10,956	9,947
Impairment	7.1.8	(1)	(1)	(1)

Total		10,162	10,955	9,946

In the third quarter of 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”, as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation (see Note 7.1.5).

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date (*)		As of December 31, 2012
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Italy sovereign debt	1,739	1,739	1,929	1,947
Greece sovereign debt (**)	56	56	—	—
Portugal sovereign debt	22	22	15	15

Total	1,817	1,817	1,944	1,962

(*)	The balance under the heading “Total Equity – Valuation adjustments” as of the date of reclassification stood at €157 million.
(**)	As of December 31, 2012, no Greek sovereign debt securities are held (see Note 7.1.5).

The following table presents the amount recognized in the 2012 BBVA Group Consolidated Income Statement from the valuation at amortized cost of the reclassified financial assets that remained on the consolidated balance sheet as of December 31, 2012, as well as the impact recognized on the income statement and under the heading “Total Equity – Valuation adjustments”, as of December 31, 2012, if the reclassification had not been performed.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Italy sovereign debt	(18)	—	18
Portugal sovereign debt	(2)	—	2

Total	(20)	—	20

As of December 31, 2012, the amount in “Total Equity – Valuation adjustments” pending amortization for the reclassified debt instruments is €55 million.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

15.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	2012	2011	2010
ASSETS -
Fair value changes of the hedged items in portfolio hedges of interest rate risk	226	146	40
Hedging derivatives	4,894	4,552	3,563
LIABILITIES -
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—	(2)
Hedging derivatives	2,968	2,710	1,664

As of December 31, 2012, 2011 and 2010, the main positions hedged by the Group and the derivatives assigned to hedge those positions were:

•	Fair value hedging:

•	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

•	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest rate derivatives (fixed-variable swaps).

•	Available-for-sale equity instruments: This risk is hedged using equity swaps.

•	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

•

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

•	Cash-flow hedges: Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange and interest-rate swaps.

•

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s subsidiaries based abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	—	—	(52)	—	(52)
Subtotal	—	—	(52)	—	(52)
OTC markets
Credit institutions
Fair value hedge	11	1,773	(50)	(1)	1,733
Of which: Macro hedge	—	(365)	—	—	(365)
Cash flow hedge	21	35	—	—	56

Net investment in a foreign operation hedge	2	—	—	—	2
Subtotal	34	1,808	(50)	(1)	1,791
Other financial Institutions
Fair value hedge	—	227	—	—	227
Of which: Macro hedge	—	(117)	—	—	(117)
Cash flow hedge	6	(13)	—	—	(7)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	6	214	—	—	220
Other sectors
Fair value hedge	(6)	(16)	(3)	—	(25)
Of which: Macro hedge	—	(14)	—	—	(14)
Cash flow hedge	—	(8)	—	—	(8)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	(6)	(24)	(3)	—	(33)

Total	34	1,998	(105)	(1)	1,926

Of which:
Asset Hedging Derivatives	49	4,818	27	—	4,894
Liability Hedging Derivatives	(16)	(2,820)	(131)	(1)	(2,968)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2011	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,679	27	3	1,709
Of which: Macro hedge	—	(331)	—	—	(331)
Cash flow hedge	(45)	89	—	—	44
Net investment in a foreign operation hedge	(2)	—	—	—	(2)
Subtotal	(47)	1,767	27	3	1,751
Other financial Institutions
Fair value hedge	—	93	—	—	93
Of which: Macro hedge	—	(41)	—	—	(41)
Cash flow hedge	(2)	—	—	—	(2)
Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	(2)	93	—	—	91
Other sectors
Fair value hedge	—	17	(1)	—	16
Of which: Macro hedge	—	(6)	—	—	(6)
Cash flow hedge	—	(16)	—	—	(16)
Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	1	(1)	—	—

Total	(49)	1,861	26	3	1,842

Of which:
Asset Hedging Derivatives	34	4,474	41	3	4,552
Liability Hedging Derivatives	(83)	(2,612)	(15)	—	(2,710)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2010	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	—	1,645	7	3	1,655
Of which: Macro hedge	—	(282)	—	—	(282)
Cash flow hedge	(4)	160	—	—	156

Net investment in a foreign operation hedge	3	(6)	—	—	(3)
Subtotal	(1)	1,799	7	3	1,808
Other financial Institutions
Fair value hedge	—	109	5	—	114
Of which: Macro hedge	—	(20)	—	—	(20)
Cash flow hedge	—	(1)	—	—	(1)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	108	5	—	113
Other sectors
Fair value hedge	—	(12)	—	—	(12)
Of which: Macro hedge	—	(2)	—	—	(2)
Cash flow hedge	—	(10)	—	—	(10)

Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	(22)	—	—	(22)

Total	(1)	1,885	12	3	1,899

Of which:
Asset Hedging Derivatives	14	3,486	60	3	3,563
Liability Hedging Derivatives	(15)	(1,601)	(48)	—	(1,664)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2012 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	33	103	472	1,124	1,732
Payable cash outflows	38	97	439	1,025	1,599

The above cash flows will have an impact on the consolidated income statements until 2055.

In 2012, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized as equity. The amounts recognized previously in equity from cash flow hedges that were reclassified and included in the consolidated income statement, either under the heading “Gains or losses of financial assets and liabilities (net)” or under the heading “Exchange differences (net)” totaled €29 million in 2011 and -€34 million in 2010.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2012 stood at €167 million (see Note 44).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

16.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	2012	2011	2010
Business sale agreement - Assets	1,536	—	—
Of which: discontinued operations	1,150	—	—
Other assets from:
Property, plants and equipment	168	195	252
Buildings for own use	125	130	188
Operating leases	43	65	64
Foreclosures and recoveries	3,062	2,191	1,513
Foreclosures	2,895	2,048	1,427
Recoveries from financial leases	167	143	86
Accrued amortization (*)	(47)	(60)	(79)
Impairment losses	(474)	(236)	(157)

Total Non-Current Assets Held-for-Sale	4,245	2,090	1,529

Business sale agreement - Liabilities (note 3)	387	—	—
Of which: discontinued operations	318	—	—
Liabilities associated with non-current assets held for sale	387	—	—

(*)	Until classified as non-current assets held for sale

The changes in the balances under this heading in 2012, 2011 and 2010 are as follows:

	Millions of Euros
	Real Estate
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2012	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Other assets (**)	Total
Cost (1)
Balance at the beginning	2,048	178	100	—	2,325
Additions	1,044	61	99	—	1,204
Contributions by Group companies incorporation	451	29	—	—	480
Retirements (sales and other decreases)	(614)	(66)	(107)	—	(787)
Transfers, other movements and exchange differences	(35)	(34)	30	1,536	1,497
Balance at the end	2,895	167	121	1,536	4,719

Impairment (2)
Balance at the beginning	187	32	17	—	236
Additions	499	19	5	—	523
Contributions by Group companies incorporation	124	—	—	—	124
Retirements (sales and other decreases)	(98)	(14)	(2)	—	(114)
Transfers, other movements and exchange differences	(295)	5	(5)	—	(296)
Balance at the end	417	42	15	—	474
Balance at the end of Net carrying value (1)-(2)	2,478	125	106	1,536	4,245

(*)	Until classified as non-current assets held for sale
(**)	Business sale agreement (Note 3)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

			Millions of Euros
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2011	Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Total
Cost (1)
Balance at the beginning	1,427	86	173	1,686
Additions	1,326	91	99	1,516
Contributions by Group companies incorporation	17	3	—	19
Retirements (sales and other decreases)	(670)	(31)	(140)	(841)
Transfers, other movements and exchange differences	(53)	29	(32)	(55)
Balance at the end	2,048	178	100	2,325

Impairment (2)
Balance at the beginning	122	16	20	157
Additions	384	21	4	408
Retirements (sales and other decreases)	(90)	(5)	(1)	(97)
Transfers, other movements and exchange differences	(229)	—	(5)	(233)
Balance at the end	187	32	17	236
Balance at the end of Net carrying value (1)-(2)	1,861	146	83	2,090

(*)	Until classified as non-current assets held for sale

			Millions of Euros
	Foreclosed Assets
Non-Current Assets Held-for-Sale Changes in the year 2010	Assets through Auction Proceeding	Recovered Assets from Finance Leases	From Own Use Assets (*)	Total
Cost (1)
Balance at the beginning	748	64	406	1,217
Additions	1,407	106	—	1,513
Contributions by Group companies incorporation	—	—	—	—
Retirements (sales and other decreases)	(671)	(64)	(282)	(1,017)
Transfers, other movements and exchange differences	(56)	(19)	49	(27)
Balance at the end	1,427	86	173	1,686

Impairment (2)
Balance at the beginning	124	10	33	167
Additions	198	11	12	221
Retirements (sales and other decreases)	(32)	(3)	(9)	(44)
Transfers, other movements and exchange differences	(169)	(2)	(16)	(188)
Balance at the end	122	16	20	157
Balance at the end of Net carrying value (1)-(2)	1,306	70	153	1,529

(*)	Until classified as non-current assets held for sale

16.1	From tangible assets for own use

The main changes in the balance under the heading “Non-current assets held for sale – From: Property, plant and equipment – buildings for own use” took place in the years 2011 and 2010. These changes corresponded basically to the sales of properties in Spain in which the Bank simultaneously signed long-term operating leases with the buyers of the properties (10, 15, 20, 25 or 30 years, which were renewable under certain conditions).

The amount of the annual initial income from the properties under these operating leases reached €128 million, though this income is updated annually based on the conditions established in said contracts. In 2012, 2011 and 2010, the amounts registered in the accompanying consolidated income statements under this heading amounted to €147 million, €138 million and €113 million, respectively (see Note 46.2.).

In the aforementioned sales agreements, purchase options on behalf of the Bank were included upon the termination of the respective operating lease contracts; the exercise price of the option will be determined by an independent expert on a case-by-case basis. As a result, the Bank considered these sales as firm sales and registered the profits for this item under market conditions of €67 million and €273 million, under the headings “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2011 and 2010 (see Note 52).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The current value of the future minimum payments the Bank will incur in the effective period of the operating lease contracts, as of December 31, 2012, is €111 million in 1 year, €362 million between 2 and 5 years and €652 million in more than 5 years.

16.2	From foreclosures or recoveries

As of December 31, 2012, 2011 and 2010, the balance under the heading “Non-current assets held for sale – Foreclosures or recoveries” was made up of €2,254, €1,703 and €1,105 million of assets for residential use, €325, €290 and €214 million of assets for tertiary use (industrial, commercial or offices) and €23 million, €14 million and €10 million of assets for agricultural use, respectively.

As of December 31, 2012, 2011 and 2010, mean maturity of the assets through foreclosures or recoveries was 2 or 3 years.

In 2012, 2011 and 2010, some of the sales of these assets were financed by Group entities. The amount of the loans granted to the buyers of these assets in those years was €169 million, €163 million and €193 million, respectively, with a mean percentage financed of 93%, 93% and 90%, respectively, of the price of sale.

As of December 31, 2012, 2011 and 2010, the amount of gains from the sale of assets financed by Group entities (and, therefore, not recognized in the consolidated income statements) reached €28 million, €30 million and €32 million, respectively.

16.3	Assets and liabilities associated with discontinued operations

The breakdown of assets and liabilities associated with discontinued operations in 2012, 2011 and 2010 is shown below:

	Millions of Euros
Assets and liabilities associated with discontinued operations	2012	2011	2010
ASSETS
Financial liabilities held for trading	31	21	15
Financial assets designated at fair value through profit or loss	644	555	577
Available-for-sale financial assets	20	18	8
Loans and receivables	173	135	182
Investments	—	9	9
Tangible assets and intangible assets	87	82	87
Tax assets	83	65	47
Other assets	113	40	35

TOTAL ASSETS	1,150	926	961

Of which: Afore Bancomer	355	257	245

LIABILITIES
Financial liabilities at amortised cost	43	35	31
Provisions	41	38	35
Tax liabilities	178	113	118
Other liabilities	56	37	30

TOTAL LIABILITIES	318	223	215

Of which: Afore Bancomer	94	60	56

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

17.	Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
Associate entities	6,469	5,567	4,247
Jointly controlled entities	326	276	300

Total	6,795	5,843	4,547

17.1	Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
Grupo CITIC	5,965	5,387	4,022
Metrovacesa (*)	317	—	—
Tubos Reunidos, S.A.	54	51	51
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	24	23	37
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	24	23	37
Rest of associate	85	83	100

Total	6,469	5,567	4,247

(*)	As of December 31, 2011 and 2010 this stake was recorded in the line item “Available-for-sale financial assets- Equity instruments”.

Appendix IV shows the details of the associates as of December 31, 2012.

The following is a summary of the gross changes in 2012, 2011 and 2010 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year Breakdown of Goodwill	2012	2011	2010
Balance at the beginning	5,567	4,247	2,614
Acquisitions and capital increases	10	425	1,210
Disposals	(16)	(20)	(9)
Transfers and others	908	915	432
Balance at the end	6,468	5,567	4,247
Of which:
Goodwill	1,683	1,700	1,574
CITIC Group	1,683	1,696	1,570
Rest	—	4	4

The changes in 2012 correspond mainly to CNCB earnings. The reclassification of the investment in Metrovacesa, S.A. from the heading “Available-for-sale financial assets” is also included in 2012.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in 2011 in the line item “Acquisitions and capital increases” in the above table correspond to the capital increase made by the Group in CNCB to maintain its percentage stake, at a cost of €425 million. The changes in the entry “Transfers and other” correspond mainly to the CNCB earnings (see Note 41), together with the positive movements in exchange rates.

Agreement with the CITIC Group

The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (CIFH) and China Citic Bank Corporation Limited (CNCB). As of December 31, 2012, BBVA had a 29.68% stake in CIFH and 15% in CNCB.

The BBVA Group has several agreements with the CITIC Group that are considered of strategic importance for both: for BBVA, because financial activity could be developed in continental China through this alliance and, for CNCB, because it allows CITIC to develop its international business. The BBVA Group has the status of “sole strategic investor” in CNCB.

17.2	Investments in jointly-controlled entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Jointly Controlled Entities	2012	2011	2010
Corporación IBV Participaciones Empresariales S.A.	135	78	71
Occidental Hoteles Management, S.L.	67	68	88
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	22	20	22
I+D Mexico, S.A.	15	16	22
Fideicomiso F/70413 Mirasierra	14	12	14
Fideicomiso F/402770-2 Alamar	11	10	11
Fideicomiso F/403112-6 Dos lagos	10	10	11
Altitude Software SGPS, S.A.	9	10	10
Las Pedrazas Golf, S.L.	2	7	10
Rest	41	45	41

Total	326	276	300

Of which
Goodwill	9	9	9

If the jointly-controlled entities accounted for using the equity method had been accounted for by the proportionate consolidation method, the effect on the Group’s main consolidated figures as of December 31, 2012, 2011 and 2010 would have been as follows:

	Millions of Euros
Jointly Controlled Entities. Effect on the Group’s main figures	2012	2011	2010
Assets	1,180	1,025	1,062
Liabilities	891	703	313
Net operating income	(35)	28	15

Details of the jointly-controlled entities accounted for using the equity method as of December 31, 2012 are shown in Appendix IV.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

17.3	Associates and jointly-controlled entities accounted for by the equity method

The following table provides relevant information of the balance sheets and income statements of associates and jointly-controlled entities accounted for using the equity method as of December 31, 2012, 2011 and 2010, respectively.

	Millions of Euros
Associates and Jointly Controlled Entities	2012 (*)		2011 (*)		2010 (*)
Financial Main figures (*)	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities	Associates	Jointly Controlled Entities
Current Assets	37,424	116	28,789	249	19,979	279
Non-current Assets	22,817	957	18,598	694	17,911	780
Current Liabilities	49,036	313	39,326	152	32,314	179
Non-current Liabilities	11,205	760	8,061	790	5,576	879
Net sales	1,453	105	1,121	158	855	168
Operating Income	748	(32)	575	28	450	15
Net Income	526	(44)	424	(5)	339	1

(*)	Dates of the company’s financial statements updated at the most recent available information.

Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4	Notifications about acquisition of holdings

Appendix V provides notifications on acquisitions and disposals of holdings in associates or jointly-controlled entities, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5	Impairment

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment. The valuation of the goodwill of the CITIC Group has been reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability.

As of December 31, 2012, there is no impairment on the goodwill of jointly-controlled entities and associates recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of the companies BBVA Elcano I and BBVA Elcano II, each for €2 million. No impairment losses on the goodwill of jointly-controlled entities and associates were recognized in 2011 and 2010.

18.	Insurance and reinsurance contracts

The Group operates insurance companies mainly in Spain and Latin America (principally in Mexico). The main product offered by our insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of saving products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by companies to cover their commitments to employees.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the country’s regulator or supervisor. Our most important insurance companies are located in Spain and Mexico (which together account for 90% of the insurance activity), where the modeling methods and techniques are reviewed by the insurance authorities in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with our customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/	Tables of Comision Nacional De Seguros y Fianzas 2000-individual	1.9%	2.5%
Group insurance(2)	PERM/F2000NP	Tables of Comision Nacional De Seguros y Fianzas 2000-grupo	1-6%	5.5%

(1)	Provides coverage in the case of one or more of the following: death and disability
(2)	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves (see Note 24) by type of product as of December 31, 2012:

Millions of Euros
Technical Reserves by type of insurance product	2012
Mathematical reserves	7,954
Individual life insurance (1)	4,777
Savings	3,993
Risk	781
Other	3
Group insurance (2)	3,177
Savings	3,086
Risk	91
Other	—
Provision for unpaid claims reported	553
Provisions for unexpired risks and other provisions	525

Total	9,032

(1)	provides coverage in the event of one or more of the following: death and disability
(2)	The insurance policies purchased by companies (other than BBVA Group) on behalf of its employees

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The table below shows the contribution of each insurance product to the Group’s income net of expenses (see Note 45) in 2012:

Millions of Euros
Revenues by type of insurance product	2012
Life insurance	623
Individual	434
Savings	42
Risk	371
Other	21
Group insurance	188
Savings	11
Risk	177
Other	—
Non-Life insurance	375
Home insurance	147
Other non-life insurance products	228

Total	997

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities. As of December 31, 2012, 2011 and 2010, the balance is €50 million, €26 million and €28 million, respectively.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

19.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
	For Own Use			Total		Assets Leased out
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2012	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	tangible asset of Own Use	Investment Properties	under an Operating Lease	Total
Cost -
Balance at the beginning	3,740	353	6,152	10,244	1,911	1,199	13,355
Additions	90	264	458	811	48	226	1,086
Retirements	(42)	(19)	(111)	(172)	(41)	(31)	(245)
Acquisition of subsidiaries in the year	442	1	257	699	752	—	1,451
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(56)	(93)	(22)	(171)	(36)	(603)	(810)
Exchange difference and other	73	7	191	271	(4)	(23)	244
Balance at the end	4,247	512	6,925	11,683	2,629	768	15,081

Accrued depreciation -
Balance at the beginning	1,037	—	4,248	5,285	49	353	5,687
Additions (Note 47)	107	—	457	565	22	0	587
Retirements	(10)	—	(92)	(102)	(3)	(31)	(136)
Acquisition of subsidiaries in the year	37	—	210	248	29	—	277
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(17)	—	(26)	(43)	3	(232)	(273)
Exchange difference and other	24	—	140	164	(2)	147	309
Balance at the end	1,179	—	4,938	6,116	98	238	6,451

Impairment -
Balance at the beginning	43	—	12	54	272	11	338
Additions	0	—	0	1	87	—	88
Retirements	(3)	—	—	(3)	(108)	(1)	(112)
Acquisition of subsidiaries in the year	135	—	—	135	417	—	552
Exchange difference and other	6	—	1	7	(23)	(4)	(21)
Balance at the end	181	—	13	194	645	6	845
Net tangible assets -
Balance at the beginning	2,660	353	1,892	4,905	1,590	835	7,330
Balance at the end	2,888	512	1,974	5,373	1,887	525	7,785

	Millions of Euros
	For Own Use			Total		Assets Leased out
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2011	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	Tangible Asset of Own Use	Investment Properties	under an Operating Lease	Total
Cost -
Balance at the beginning	3,406	215	5,455	9,075	1,841	1,015	11,931
Additions	134	247	533	914	98	301	1,314
Retirements	(38)	(36)	(157)	(231)	(15)	(72)	(318)
Acquisition of subsidiaries in the year	187	3	176	367	14	97	477
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	59	(73)	(17)	(31)	—	(206)	(237)
Exchange difference and other	(8)	(3)	162	150	(26)	64	188
Balance at the end	3,740	353	6,152	10,244	1,911	1,199	13,355

Accrued depreciation -
Balance at the beginning	889	—	3,747	4,636	66	272	4,974
Additions (Note 47)	96	—	399	495	10	8	512
Retirements	(13)	—	(126)	(139)	(1)	(40)	(180)
Acquisition of subsidiaries in the year	31	—	128	159	—	13	172
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	3	—	(18)	(15)	—	(105)	(121)
Exchange difference and other	31	—	119	150	(27)	206	329
Balance at the end	1,037	—	4,248	5,285	49	353	5,687

Impairment -
Balance at the beginning	31	—	—	31	206	19	256
Additions	5	—	3	8	73	—	80
Retirements	(1)	—	(4)	(5)	(1)	(8)	(13)
Acquisition of subsidiaries in the year	8	—	—	8	1	—	9
Exchange difference and other	—	—	12	12	(7)	—	6
Balance at the end	43	—	12	54	272	11	338
Net tangible assets -
Balance at the beginning	2,486	215	1,708	4,408	1,569	724	6,701
Balance at the end	2,660	353	1,892	4,905	1,590	835	7,330

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
	For Own Use			Total		Assets Leased out
Tangible Assets. Breakdown by Type of Assets and Changes in the year 2010	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles	Tangible Asset of Own Use	Investment Properties	under an Operating Lease	Total
Cost -
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560
Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)
Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931

Accrued depreciation -
Balance at the beginning	750	—	3,818	4,568	53	265	4,886
Additions (Note 47)	86	—	362	448	15	7	470
Retirements	(6)	—	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	27	—	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	—	(244)	(212)	—	111	(101)
Balance at the end	889	—	3,747	4,636	66	272	4,974

Impairment -
Balance at the beginning	15	—	4	19	116	32	167
Additions	8	—	1	9	83	—	92
Retirements	(2)	—	(5)	(7)	—	(14)	(21)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	10	—	—	10	7	1	18
Balance at the end	31	—	—	31	206	19	256
Net tangible assets -
Balance at the beginning	1,969	435	1,777	4,182	1,634	691	6,507
Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

As of December 31, 2012, 2011 and 2010, the fully depreciated tangible assets still in use amounted to €1,968 million, €1,572 million and €480 million, respectively.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Bank Branches by Geographical Location	2012	2011	2010
Spain	3,518	3,016	3,024
Mexico	1,988	1,999	1,985
South America	1,644	1,567	1,456
The United States	707	746	752
Rest of the world (*)	121	129	144

Total	7,978	7,457	7,361

(*)	Garanti branches are not included

The increase in Spain in 2012 is due to the incorporation of Unnim. The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2012, 2011 and 2010:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	2012	2011	2010
Foreign subsidiaries	3,218	3,301	2,741
BBVA and Spanish subsidiaries	4,567	4,029	3,960

Total	7,785	7,330	6,701

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2012, 2011 and 2010.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

20.	Intangible assets

20.1	Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGU) that originated them, is as follows:

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2012	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	4,409	—	(85)	—	(4)	4,320
Turkey	1,262	—	48	—	(14)	1,296
Mexico	632	—	32	—	(1)	663
Colombia	240	—	19	—	—	259
Chile	188	—	11	—	(23)	176
Rest	66	—	—	(53)	—	13

Total	6,797	—	25	(53)	(42)	6,727

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2011	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,773	—	79	(1,444)	1	4,409
Turkey	—	1,384	(122)	—	—	1,262
Mexico	678	11	(57)	—	—	632
Colombia	236	—	4	—	—	240
Chile	202	—	(14)	—	—	188
Rest	60	7	—	—	—	67

Total	6,949	1,402	(110)	(1,444)	1	6,798

	Millions of Euros
Goodwill. Breakdown by CGU and Changes of the year 2010	Balance at the Beginning	Additions	Exchange Difference	Impairment	Rest	Balance at the End
The United States	5,357	—	418	—	(2)	5,773
Mexico	593	—	85	—	—	678
Colombia	205	—	31	—	—	236
Chile	173	—	29	—	—	202
Rest	68	1	1	(13)	3	60

Total	6,396	1	564	(13)	1	6,949

United States

The Group’s most significant goodwill corresponds to the CGU in the United States.

The calculation of the impairment test uses the cash flow projections estimated by the Group’s Management, based on the latest budgets available for the next 5 years. As of December 31, 2012, the Group used a sustainable growth rate of 4.0% (4.0% and 4.2% as of December 31, 2011 and 2010, respectively) to extrapolate the cash flows in perpetuity starting on the fifth year (2017), based on the real GDP growth rate of the United States. The rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 11.2% as of December 31, 2012 (11.4% and 11.2% as of December 31, 2011 and 2010, respectively), which consists of the free risk rate plus a risk premium.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Turkey

As stated in Note 3, in 2011 the Group acquired 25.01% of the share capital of the Turkish bank Garanti.

Shown below are details of the carrying amount of the consolidated assets and liabilities of the Garanti Group prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated according to the IFRS-3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of euros
Valuation and calculation of goodwill for the acquisition of 25.01% stake in Garanti	Carrying Amount	Fair Value
Acquisition cost (A)(*)		3,650
Cash	536	536
Loans and receivables	9,640	9,558
Financial assets	4,051	4,103
Tangible assets	176	243
Intangibles assets obtained from previous business combinations	4	0
Intangible assets identify at the date of the business combination (**)	—	528
Other assets	837	836
Financial liabilities	(12,466)	(12,474)
Other liabilities	(967)	(967)
Non-recognised contingent liabilities	—	—
Deferred tax	28	(83)

Total fair value of assets and liabilities acquired (b)	1,840	2,280

Goodwill (A)-(B)		1,370

(*)

Cost of acquisition is the price paid net of the amount of fx hedges (268 million of euros), dividends declared (65 million of euros) and the value of the control premium (425 million of euros) that is included in the purchase agreement (see Note 3).

(**)	The amount of intangible assets identified at the time of purchase, mainly corresponds to the goodwill allocated to the mark and the “core deposits.”

The valuations of the goodwill of the CGUs in the United States and Turkey have been reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

Impairment tests

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of December 31, 2012, no signs of significant impairment have been detected in any of the main cash-generating units, except for insignificant impairment, estimated at €49 million, in the retail businesses in Europe and €4 million in the wholesale businesses in Europe. These amounts have been registered under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for 2012 (see Note 50).

In previous years, the Group performed the necessary goodwill impairment tests with the following results:

•

As of December 31, 2011, impairment losses of €1,444 million have been estimated in the United States cash-generating unit which have been recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the accompanying consolidated income statement for 2011 (see Note 50). This loss has been attributed to a lower forecast of the benefits expected from this CGU in relation to those anticipated initially due to the fact that:

•

The economic recovery in the United States has been slower than expected and demand for loans has been lower than forecast; together with the low interest rate prediction, this has implied a slowdown in net interest income growth below the initial expectations; and

•

Growing regulatory pressure, with the implementation of new regulations, could imply lower-than-expected fee income, basically for cards, while operating costs could rise with respect to the expectations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Both the CGU’s fair values in the United States and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €585 million and €671 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €517 million and €452 million, respectively.

•

As of December 31, 2010, there were no indications of impairment in the goodwill recognized by the Group as of that date, except for the insignificant impairment estimated on the goodwill of investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 million and €4 million, respectively).

Negative goodwill

As stated in Note 3, in 2012 the Group acquired 100% of the share capital of the Unnim bank.

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated provisionally according to the IFRS-3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millions of euros
Valuation and calculation of badwill for the acquisition of 100% stake in Unnim	Carrying Amount	Fair Value
Acquisition cost * (a)		—
Cash	184	184
Loans and receivables	18,747	19,117
Of which: Asset Protection Schemes (EPA)	—	1,841
Financial assets	4,801	4,569
Hedging derivates	571	571
Non-current assets held for sale	707	457
Investments in entities accounted for Using the equity method	206	90
Tangible assets	1,090	752
Of which: Real Estate	1,045	708
Intangibles assets obtained from previous business combinations	7	—
Intangible assets identify at the date of the business combination	—	169
Other assets	1,200	658
Financial liabilities	(27,558)	(26,089)
Provisions	(237)	(739)
Other liabilities	(91)	(91)
Deferred tax	932	762

Total fair value of assets and liabilities acquired (b)	559	410

Non controlling Interest Unnim Group** (c)	(34)	(34)
Badwill (A)-(B)-(C )		(376)

(*)	Acquisition cost: BBVA paid the symbolical amount of 1 euro for the acquisition of Unnim (see Note 3).
(**)	Non-controlling interests that Unnim Group maintained at July 27, 2012 previous to the integration.

Because the resulting goodwill is negative, it has been recognized in the accompanying consolidated income statement for 2012 under the heading “Negative goodwill” (see Note 2.2.7).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The calculation of this amount is subject to change, since the estimate of all the fair values is being reviewed and, according to IFRS-3, they may be modified during a period of one year from the acquisition date (July 2012). However, the Group does not expect any significant changes in this amount.

The valuations are being reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

20.2	Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	2012	2011	2010
Computer software acquisition expenses	1,430	1,138	749
Other deferred charges	34	34	28
Other intangible assets	726	708	282
Impairment	(5)	(1)	(1)

Total	2,185	1,879	1,058

		Millions of Euros
Other Intangible Assets. Changes Over the Period	Notes	2012	2011	2010
Balance at the beginning		1,879	1,058	852
Additions		780	1,201	458
Amortization in the year	47	(431)	(334)	(291)
Exchange differences and other		(43)	(46)	39
Impairment	50	—	—	—
Balance at the end		2,185	1,879	1,058

As of December 31, 2012, 2011 and 2010, the fully amortized intangible assets still in use amounted to €314 million, €224 million and €294 million, respectively.

21.	Tax assets and liabilities

21.1	Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank as the parent company and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2	Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2012 are 2007 and following for the main taxes applicable.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2011, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2006, some of which were contested. After considering the temporary nature of certain of the items assessed in the proceedings, provisions were set aside for the liabilities, if any, that might arise from these assessments according to our best estimates.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
	2012		2011		2010
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	2,188		3,770		6,422
From continuing operations	1,659		3,446		6,059
From discontinued operations	529		324		363

Taxation at Spanish corporation tax rate	656		1,131		1,927

Lower effective tax rate from our foreign entities (*)	(314)		(311)		(242)
México	(133)	24.60%	(131)	24.17%	(118)	24.76%
Chile	(54)	17.77%	(49)	16.75%	(64)	10.90%
Venezuela	(109)	13.23%	(71)	11.75%	(25)	20.59%
Turkey	(41)	19.10%	(23)	19.65%	—	—
Colombia	(16)	26.60%	(17)	24.94%	(18)	23.77%
Peru	(18)	26.64%	(16)	16.25%	(4)	29.01%
Others	57		(4)		(13)
Decrease of tax expense (Amortization of certain goodwill)	(146)		(188)		—
Revenues with lower tax rate (dividends)	(85)		(151)		(128)
Equity accounted earnings	(221)		(180)		(100)
Other effects	(30)		(16)		(30)
Current income tax	(140)		285		1,427
Of which:
Continuing operations	(275)		206		1,345
Discontinued operations	135		79		82

(*)	Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective tax rate for the Group in 2012, 2011 and 2010 is as follows:

	Millions of Euros
Effective Tax Rate	2012	2011	2010
Income from:
Consolidated Tax Group	(4,286)	487	2,398
Other Spanish Entities	589	2	(70)
Foreign Entities	5,886	3,281	4,094

Total	2,188	3,770	6,422

Income tax and other taxes	(140)	285	1,427
Effective Tax Rate	(6.38)%	7.55%	22.22%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

21.3	Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	2012	2011	2010
Charges to total equity
Debt securities	—	—	—
Equity instruments	(19)	(75)	(354)
Subtotal	(19)	(75)	(354)
Credits to total equity (*)
Equity instruments	—	—	—
Debt securities and others	192	234	192
Subtotal	192	234	192

Total	173	159	(162)

(*)	Tax asset credit to total equity due primarily to financial instruments losses.

21.4	Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets. The balance under the “Tax liabilities” heading includes the liabilities relating to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	2012	2011	2010
Tax assets -
Current	1,958	1,509	1,113
Deferred	9,871	6,332	5,536
Pensions	1,228	1,317	1,392
Portfolio	1,857	2,143	1,546
Other assets	277	257	234
Impairment losses	2,891	1,673	1,648
Other	1,212	636	699
Tax losses	2,406	306	17

Total	11,829	7,841	6,649

Tax Liabilities -
Current	1,194	772	604
Deferred	2,883	1,558	1,591
Portfolio	1,109	1,008	1,280
Charge for income tax and other taxes	1,774	549	311

Total	4,077	2,330	2,195

As of December 31, 2012, 2011 and 2010, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, stood at €267 million, €527 million and €503 million, respectively.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

22.	Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	2012	2011	2010
ASSETS -
Inventories	4,223	3,994	2,788
Real estate companies	4,059	3,813	2,729
Of which: Unnim Group	671	—	—
Others	164	181	59
Transactions in transit	886	86	26
Accrued interest	697	609	538
Unaccrued prepaid expenses	509	443	402
Other prepayments and accrued income	188	166	136
Other items	1,923	1,801	1,175

Total	7,729	6,490	4,527

LIABILITIES -
Transactions in transit	445	44	58
Accrued interest	2,356	2,252	2,162
Unpaid accrued expenses	1,688	1,529	1,516
Other accrued expenses and deferred income	668	723	646
Other items	1,860	1,964	847

Total	4,661	4,260	3,067

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s real estate companies hold for sale or for their business. The amounts under this heading mainly include real-estate assets bought by these companies from distressed customers (mainly in Spain, see Appendix XI), net of their corresponding impairment provisions. The gross and net amounts of impairment on real-estate assets acquired from distressed customers (without taking into account the incorporation of Unnim) are shown below.

	Millions of Euros
	2012	2011	2010
Gross value
Balance at the beginning	5,047	3,224	2,010
Acquisitions	1,495	1,985	1,391
Disposals	(382)	(213)	(266)
Others	57	51	89
Balance at the end	6,217	5,047	3,224

Accumulated impairment losses	(3,266)	(1,731)	(1,040)

Carrying amount	2,951	3,316	2,184

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	2012	2011	2010
Deposits from Central Banks	9	46,790	33,147	11,010
Deposits from Credit Entities	23.1	59,722	59,356	57,170
Customer deposits	23.2	292,716	282,173	275,789
Debt certificates	23.3	87,212	81,930	85,179
Subordinated liabilities	23.4	11,831	15,419	17,420
Other financial liabilities	23.5	8,216	7,879	6,596

Total		506,487	479,904	453,164

23.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	2012	2011	2010
Reciprocal accounts		280	298	140
Deposits with agreed maturity		32,684	32,859	38,265
Demand deposits		3,530	2,095	1,530
Other accounts		206	343	696
Repurchase agreements	37	22,759	23,452	16,314
Subtotal		59,459	59,047	56,945
Accrued interest until expiration		263	309	225

Total		59,722	59,356	57,170

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions 2012	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	2,078	8,412	1,157	11,647
Rest of Europe	373	14,002	8,043	22,418
Mexico	220	1,674	12,967	14,861
South America	477	3,455	376	4,308
The United States	630	4,916	216	5,762
Rest of the world	33	431	—	464

Total	3,811	32,890	22,759	59,459

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Deposits from Credit Institutions 2011	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	472	8,364	394	9,230
Rest of Europe	399	14,652	12,496	27,547
Mexico	359	1,430	9,531	11,320
South America	251	2,863	478	3,593
The United States	799	4,965	553	6,318
Rest of the world	112	928	—	1,040

Total	2,393	33,202	23,453	59,047

	Millions of Euros
Deposits from Credit Institutions 2010	Demand Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
Mexico	161	3,060	8,645	11,866
South Amércia	195	2,349	349	2,892
The United States	147	6,028	665	6,840
Rest of the world	56	3,799	—	3,855

Total	1,671	38,961	16,314	56,945

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23.2	Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	2012	2011	2010
Government and other government agencies		32,515	40,602	30,983
Spanish		5,185	4,269	4,484
Foreign		10,687	12,289	13,563
Repurchase agreements	37	16,607	24,016	12,920
Accrued interests		36	28	16
Other resident sectors		119,362	108,217	116,218
Current accounts		28,654	28,212	18,705
Savings accounts		19,554	16,003	24,521
Fixed-term deposits		61,973	49,105	49,160
Repurchase agreements	37	8,443	14,154	23,197
Other accounts		53	35	46
Accrued interests		685	708	589
Non-resident sectors		140,839	133,355	128,590
Current accounts		54,031	45,742	39,567
Savings accounts		35,970	30,860	26,435
Fixed-term deposits		46,174	49,770	56,752
Repurchase agreements	37	4,003	6,317	5,370
Other accounts		236	210	122
Accrued interests		425	456	344

Total		292,716	282,173	275,789

Of which:
In euros		150,093	152,375	151,806
In foreign currency		142,623	129,799	123,983
Of which:
Deposits from other creditors without valuation adjustment		291,867	281,364	275,055
Accrued interests		849	809	734

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	32,665	19,729	63,025	21,594	137,013
Rest of Europe	3,499	1,441	13,228	4,639	22,807
Mexico	19,029	7,990	8,187	2,061	37,267
South Amercia	22,381	14,423	17,207	759	54,770
The United States	15,416	13,947	9,626	—	38,989
Rest of the world	218	62	445	—	725

Total	93,208	57,592	111,718	29,053	291,570

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Customer Deposits 2011	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	31,264	16,160	39,334	38,170	124,928
Rest of Europe	4,602	1,310	29,569	1,656	37,137
Mexico	16,987	6,804	8,123	4,479	36,393
South Amercia	16,247	11,429	15,541	182	43,399
The United States	14,845	12,768	9,586	—	37,199
Rest of the world	245	234	1,446	—	1,925

Total	84,190	48,705	103,599	44,487	280,981

	Millions of Euros
Customer Deposits 2010	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repos	Total
Spain	21,867	24,707	50,341	36,117	133,032
Rest of Europe	3,786	482	18,243	1,609	24,120
Mexico	16,646	7,079	9,582	3,629	36,936
South Amercia	12,141	8,765	14,040	132	35,078
The United States	13,991	11,363	17,141	—	42,495
Rest of the world	357	201	2,621	—	3,179

Total	68,788	52,597	111,968	41,487	274,840

23.3	Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	2012	2011	2010
Promissory notes and bills	11,183	7,501	13,215
Bonds and debentures	76,028	74,429	71,964

Total	87,212	81,930	85,180

The breakdown of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the consolidated companies as of December 31, 2012, 2011 and 2010 is shown in Appendix VIII.

The changes in the balances under this heading, together with the Subordinated Liabilities for 2012, 2011 and 2010 are included in Note 58.4.

23.3.1	Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	2012	2011	2010
In euros	10,346	6,672	7,672
In other currencies	838	829	5,543

Total	11,183	7,501	13,215

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

These promissory notes were issued mainly by Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Banco de Financiación, S.A.

23.3.2	Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	2012	2011	2010
In Euros -	63,472	64,181	62,811
Non-convertible bonds and debentures at floating interest rates	3,142	6,539	9,771
Non-convertible bonds and debentures at fixed interest rates	14,429	13,199	10,804
Covered bonds	35,765	33,842	30,864
Hybrid financial instruments	248	288	373
Securitization bonds realized by the Group	5,599	6,755	8,047
Accrued interest and others (*)	4,288	3,557	2,952
In Foreign Currency -	12,556	10,248	9,152
Non-convertible bonds and debentures at floating interest rates	2,175	2,370	4,033
Non-convertible bonds and debentures at fixed interest rates	7,652	5,386	2,871
Covered bonds	225	289	315
Hybrid financial instruments	1,550	1,397	1,119
Other securities associated to financial activities	—	—	—
Securitization bonds realized by the Group	891	755	799
Accrued interest and others (*)	63	51	15

Total	76,028	74,428	71,964

(*)	Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The issues of bonds and debentures by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect in 2012, 2011 and 2010:

	2012		2011		2010
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.89%	5.92%	3.81%	5.13%	3.75%	5.31%
Floating rate	3.78%	4.25%	2.38%	4.88%	1.30%	3.00%

The change in the balance under this heading of the consolidated balance sheet for 2012 is basically due to the following transactions:

•	Repurchase of securitization bonds in June 2012

On June 20, 2012, BBVA invited all securitization bond holders of specific issues to tender their bonds for purchase. The term for presenting the tenders ended on June 27, 2012.

After the deadline, in accordance with the terms established by the Tender Offer Memorandum, BBVA accepted the purchase of securitization bonds for a total nominal amount of €638,221,693.07. The purchase was carried out through an unmodified Dutch auction procedure. No pro-rata factor was applied to the bonds subject to the repurchase by BBVA.

The settlement of the securitization bond purchase generated gross capital gains of around €250 million, which have been registered under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the consolidated income statement for 2012.

This transaction was carried out in order to improve the management of liabilities and strengthen the BBVA Group’s balance sheet, as well as to offer liquidity to the holders of securitization bonds.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

23.4	Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	2012	2011	2010
Subordinated debt		9,275	12,781	11,569
Preferred Stock		1,847	1,760	5,202
Subtotal		11,122	14,541	16,771
Valuation adjustments and other concepts (*)		709	878	649

Total	23	11,831	15,419	17,420

(*)	Includes accrued interest payable and corrections valuation of hedging derivatives.

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd. are jointly, severally and irrevocably guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, without prejudice to any different seniority that may exist between the different types of subordinated debt instruments according to the terms and conditions of each issue. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VIII. The variations in the balance are mainly the result of the following transactions:

•	Repurchase of subordinated bonds in November 2012

On October 11, 2012, BBVA invited all subordinated bond holders of specific Spanish and international issues to tender their bonds for purchase. Within the Spanish subordinated bonds there were two series for which acceptance of the purchase offers by BBVA depended on prior approval by the bondholder syndicates of the possibility of BBVA buying those bonds. The term for presenting the tenders ended on October 26, 2012.

After the deadline, in accordance with the terms established in the Tender Offer Memorandum, BBVA decided to present tenders for the subordinated bonds with consent and, following approval by the bondholder syndicates, accept the purchase of subordinated bonds with consent for a total nominal amount of approximately €410 million. Moreover, in accordance with the terms established in the Tender Offer Memorandum for the subordinated bonds without consent, BBVA agreed to buy subordinated bonds without consent for a total nominal amount of approximately €692 million. The purchase of both subordinated bonds with consent and subordinated bonds without consent was completed through an unmodified Dutch auction procedure and no pro-rata factor was applied to the bonds repurchased by BBVA.

The settlement of both subordinated bond purchases generated gross capital gains of around €192 million, which have been registered under the heading “Gains/losses on financial assets and liabilities (net)” (Note 44) in the consolidated income statement for 2012.

•	Conversion of subordinated bond issues

At its meeting on November 22, 2011, making use of the powers delegated to it under Point Six of the Agenda of the Bank’s Annual General Meeting of Shareholders held on March 14, 2008, the Board of Directors of BBVA agreed to issue convertible bonds in December 2011 (the “Issue” or “Convertible Bonds-December 2011” or the “Bonds”) for a maximum amount of €3,475 million, excluding a preemptive subscription right.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

This issue was aimed exclusively at holders of preferred securities issued by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) or BBVA International Limited (series F), all guaranteed by BBVA, S.A., who accepted BBVA’s purchase offer for these preferred securities.

Thus, those who accepted the purchase offer made by BBVA made an unconditional and irrevocable undertaking to subscribe a nominal amount of Convertible Bonds-December 2011 equivalent to 100% of the total nominal or cash amount for the preferred securities they owned and that would be acquired by BBVA.

On December 30, 2011, when this introductory period had ended, orders were received for the subscription of 34,300,002 Convertible Bonds with a nominal value of €100 each, giving a total of €3,430 million, compared with the initially planned €3,475 million. This means that holders of 98.71% of the preferred securities to be repurchased accepted the repurchase offer made by BBVA. The Convertible Bonds were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The terms and conditions of the Convertible Bonds established a voluntary conversion mechanism for the holders on March 30, 2012. Following this date, orders were received for the voluntary conversion of a total of €955 million, corresponding to 9,547,559 Convertible Bonds, or 27.84% of the original amount of the issue of Convertible Bonds-December 2011. To pay for this conversion, 157,875,375 new ordinary BBVA shares were issued at a par value of €0.49 each (see Note 27).

Also, in accordance with the terms and conditions of the Convertible Bonds, on June 30, 2012 a partial mandatory conversion took place of 50% of the nominal value of the issue through the corresponding reduction of the nominal value of each and every one of the Convertible Bonds outstanding on that date, whose value then fell from a nominal €100 to €50. A total of 238,682,213 new ordinary BBVA shares were issued at a par value of €0.49 each to pay for this conversion (see Note 27).

As of December 31, 2012, the nominal amount of outstanding Convertible Bonds is €1,238 million.
Without prejudice to the capacity of the issuer to convert Convertible Bonds on any payment date, the terms and conditions of the issue lay down that on June 30, 2013, the maturity date of the issue, the Convertible Bonds outstanding on that date will be subject to mandatory conversion.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	2012	2011	2010
BBVA International Preferred, S.A.U. (*)	1,695	1,696	1,671
Unnim Group (**)	95	—	—
BBVA Capital Finance, S.A.U. (***)	32	36	2,975
Phoenix Loan Holdings, Inc.	16	19	19
BBVA International, Ltd. (***)	9	9	500
Banco Provincial, S.A.	—	—	36

Total	1,847	1,760	5,202

(*)

Issues traded on the AIAF market in Spain. As of December 31, 2012, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds, as mentioned in the above section.

(**)

Unnim Group: Issues prior to the acquisition by BBVA. The outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares is shown as of December 31, 2012.

(***)	Listed on the London and New York stock markets.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5	Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	2012	2011	2010
Creditors for other financial liabilities	2,288	2,223	2,295
Collection accounts	2,343	2,239	2,068
Creditors for other payment obligations	3,040	2,927	1,829
Dividend payable but pending payment (Note 4)	545	490	404

Total	8,216	7,879	6,596

As of December 31, 2012, 2011 and 2010, the “Interim dividend pending payment” from the table above corresponds to the interim dividend against 2012, 2011 and 2010 earnings, paid in January of the following years (see Note 4).

24.	Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	2012	2011	2010
Mathematical reserves	7,954	6,514	6,766
Provision for unpaid claims reported	553	741	759
Provisions for unexpired risks and other provisions	525	482	509

Total	9,032	7,737	8,034

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The maturities of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,403	1,268	924	5,437	9,032

25.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	2012	2011	2010
Provisions for pensions and similar obligations	5,796	5,577	5,980
Provisions for taxes and other legal contingencies	408	350	304
Provisions for contingent risks and commitments	341	291	264
Other provisions (*)	1,382	1,343	1,774

Total	7,927	7,561	8,322

(*)	Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes in impairment losses.

The changes in 2012, 2011 and 2010 in the balances under this heading in the accompanying consolidated balance sheets are as follows:

		Millions of Euros
Provisions for Pensions and Similar Obligations. Changes Over the Period	Notes	2012	2011	2010
Balance at the beginning		5,557	5,980	6,246
Add -
Charges to income for the year		686	613	606
Interest expenses and similar charges	39.2	257	259	259
Personnel expenses	46.1	56	51	37
Provision expenses		373	303	310
Charges to equity (*)	26.2	321	9	64
Transfers and other changes		51	(8)	16
Less -
Payments		(814)	(794)	(815)
Amount used and other changes		(5)	(223)	(137)
Balance at the end		5,796	5,577	5,980

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and welfare benefits recognized in “Equity” (see Note 2.2.12).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Period	2012	2011	2010
Balance at beginning	1,693	2,078	2,070
Add -
Charge to income for the year	249	235	145
Acquisition of subsidiaries	678	61	—
Transfers and other changes	—	—	41
Less -
Available funds	(105)	(84)	(90)
Amount used and other variations	(720)	(597)	(88)
Disposal of subsidiaries	(6)	—	—
Balance at the end	1,789	1,693	2,078

Ongoing legal proceedings and litigation

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.

26.	Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees; the latter are gradually increasing mainly because it is the scheme being applied to new hires and because pre-existing defined-benefit commitments have been mostly closed.

26.1	Defined-contribution commitments

The defined-contribution commitments are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts registered in the accompanying consolidated income statements for contributions to these plans in 2012, 2011 and 2010 are €85 million, €80 million and €84 million, respectively (see Note 46.1).

26.2	Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to most active employees in the case of permanent disability and death benefits.

A breakdown of the Group’s total amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the last five years can be found in the table below. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the corresponding accompanying consolidated balance sheets (see Note 25).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Commitments and Plan Assets in Defined-Benefit Plans and Other Post-Employment Commitments	2012	2011	2010	2009	2008
Pension and post-employment benefits	8,224	7,680	8,082	7,996	7,987
Assets and insurance contracts coverage	2,430	2,122	2,102	1,750	1,628
Net assets	(2)	(19)	—	—	—
Net liabilities (*)	5,796	5,577	5,980	6,246	6,359

(*)	Registered under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group companies in Spain and other beneficiaries, for 2012, 2011 and 2010.

	Millions of Euros
	Commitments in Spain			Commitments Abroad			Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	2012	2011	2010	2012	2011	2010	2012	2011	2010
Post-employment benefits
Pension commitments	3,029	2,773	2,857	1,232	1,026	1,122	4,261	3,799	3,979
Early retirements	2,758	2,904	3,106	—	—	—	2,758	2,904	3,106
Post-employment welfare benefits	221	204	220	984	773	777	1,205	977	997

Total post-employment benefits (1)	6,008	5,881	6,183	2,216	1,799	1,899	8,224	7,680	8,082

Insurance contracts coverage
Pension commitments	389	379	430	—	—	—	389	379	430
Other plan assets
Pension commitments	—	—	—	1,145	1,010	1,052	1,145	1,010	1,052
Post-employment welfare benefits	—	—	—	895	733	620	895	733	620

Total plan assets and insurance contracts coverage (2)	389	379	430	2,041	1,743	1,672	2,430	2,122	2,102

Total net commitments (1) - (2)	5,619	5,502	5,753	175	56	227	5,794	5,558	5,980

of which:
Net assets	—	—	—	(2)	(19)	—	(2)	(19)	—
Net liabilities (*)	5,619	5,502	5,753	177	75	227	5,796	5,577	5,980

(*)	Registered under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The balance under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2012 includes €245 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee.

In addition to the commitments to employees indicated above, the Group has other less relevant commitments. These include long-service awards granted to certain groups of employees when they complete a given number of years of effective service.

As of December 31, 2012, 2011 and 2010, the actuarial liabilities for the outstanding awards amounted to €50 million, €43 million and €39 million, respectively. Of those sums, €11 million (in the three years) corresponded to Spanish companies and €39 million, €32 million and €28 million to companies and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad are as follows:

		Millions of Euros
Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	2012	2011	2010
Interest and similar expenses	39.2	257	259	259
Interest cost		367	376	375
Expected return on plan assets		(110)	(118)	(116)
Personnel expenses		141	131	121
Defined-contribution plan expense	46.1	85	80	84
Defined-benefit plan expense	46.1	56	51	37
Other personnel expenses - Welfare benefits		—	—	—
Provision - Pension funds and similar obligations	48	447	365	405
Pension funds		—	13	9
Early retirements		373	290	301
Other provisions		74	62	95

Total Effects in Income Statements: Debit (Credit)		845	755	785

Total Effects in equity: Debit (Credit) (*)		321	9	64

(*)

Corresponds to actuarial losses (gains) arising from post-employment pension commitments and certain social benefits due basically to interest rate adjustments to the valuation of the commitments under IAS-19. Those corresponding to early retirement and other similar items are recognized with a charge to earnings (see Note 2.2.12).

26.2.1	Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2012, 2011 and 2010 to quantify these commitments with employees in Spain are as follows:

Actuarial Assumptions Commitments with employees in Spain	2012	2011	2010
Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual) (*)	3.5%	4.5% / Corporate Bond Yield Curve	4.5% / Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3%	At least 3%	At least 3%
Retirement age	First date at which the employees are entitled to retire or contractually agreed at the individual level in the case of early retirements

(*)	The interest rate used to discount the commitments has been determined by reference to high quality corporate bonds (Note 2.212).

Changes in the main assumptions can affect the calculation of the commitments. Should the discount interest rate have increased or decreased by 50 basis points, an impact on equity for the commitments in Spain would have been registered for approximately €128 million and €138 million net of tax, with a charge in “Valuation adjustments”.

The breakdown of the various commitments to employees in Spain is as follows:

Pension commitments

To fund some pension commitments in Spain, insurance contracts have been written with insurance companies not related to the Group. These commitments are funded by plan assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

assets. As of December 31, 2012, 2011 and 2010, the plan assets related to the aforementioned insurance contracts (for €389 million, €379 million and €430 million, respectively) equaled the amount of the commitments covered; therefore, no amount for this item has been recorded in the accompanying consolidated balance sheets.

The rest of commitments for pensions in Spain include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. As it is an entity consolidated within the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

Early retirement

In 2012, the Spanish companies in the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 633 employees (669 and 683 in 2011 and 2010, respectively).

The early retirement commitments in Spain as of December 31, 2012, 2011 and 2010 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amount to €2,758 million, €2,904 million and €3,106 million, respectively.

The cost of early retirement for the year is recognized under the heading “Provisions expense (net) – Provisions for pensions and similar obligations” in the accompanying consolidated income statements (see Note 48).

Changes in commitments with employees

The changes in the net commitments with employees in Spain in 2012, 2011 and 2010 are as follows:

	Millions of Euros
Net Commitments in Spain: Changes in the year 2012	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,394	2,904	204	5,502
Interest cost	105	110	9	224
Expected return on plan assets	—	—	—	—
Current service cost	9	—	3	11
Cost for early retirements	—	239	—	239
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(175)	(609)	(17)	(801)
Acquisitions and divestitures	25	37	3	65
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	282	80	17	379
Exchange differences	—	—	—	—
Other changes	—	(3)	3	—
Balance at the End	2,640	2,758	221	5,619
of which:
Commitments to retired employees	2,095	2,758	161	5,403
Vested contingencies in respect of current employees	156	—	60	216

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Net Commitments in Spain: Changes in the year 2011	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,427	3,106	220	5,753
Interest cost	106	121	10	237
Expected return on plan assets	—	—	—	—
Current service cost	10	—	2	12
Cost for early retirements	—	297	—	297
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(161)	(611)	(18)	(790)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	10	(3)	(4)	3
Exchange differences	—	—	—	—
Other changes	2	(6)	(6)	(10)
Balance at the End	2,394	2,904	204	5,502
of which:
Commitments to retired employees	2,290	2,904	162	5,356
Vested contingencies in respect of current employees	104	—	42	146

	Millions of Euros
Net Commitments in Spain: Changes in the year 2010	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,491	3,309	222	6,022
Interest cost	107	127	10	244
Expected return on plan assets	—	—	—	—
Current service cost	4	—	2	6
Cost for early retirements	—	296	—	296
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(170)	(627)	(18)	(815)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	(9)	6	(1)	(4)
Exchange differences	—	—	—	—
Other changes	4	(5)	5	4
Balance at the End	2,427	3,106	220	5,753
of which:
Commitments to retired employees	2,335	3,106	180	5,621
Vested contingencies in respect of current employees	92	—	40	132

26.2.2	Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly account for 91% of the total commitments with employees abroad as of December 31, 2012, and 25% of the total commitments with employees in the Group as a whole (94% and 22%, and 95% and 22%, respectively, as of December 31, 2011 and 2010). These commitments are not available for new employees.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2012, 2011 and 2010, the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Post-Employment Commitments Abroad	2012	2011	2010	2012	2011	2010	2012	2011	2010
Pension Commitments
Mexico	573	491	508	606	520	519	(33)	(29)	(11)
The United States	313	285	236	293	283	191	20	2	45
Portugal	170	154	288	173	154	290	(3)	0	(2)
Rest of countries	176	97	90	73	53	52	103	44	38
Subtotal	1,232	1,027	1,122	1,145	1,010	1,052	87	16	70
Post-Employment Welfare Benefits
Mexico	969	761	766	895	732	620	74	29	146
The United States	—	—	—	—	—	—	—	—	—
Portugal	—	—	—	—	—	—	—	—	—
Rest of countries	15	12	11	—	1	—	15	11	11
Subtotal	984	773	777	895	733	620	89	40	157

Total	2,216	1,800	1,899	2,041	1,743	1,672	175	57	227

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities, they are available only to pay post-employment benefits, and they cannot be returned to the Group entities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25).

Commitments with employees in Mexico

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2012, 2011 and 2010, are as follows:

Post-Employment Actuarial Assumptions in Mexico	2012	2011	2010
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.20%	8.75%	8.75%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	7.00%	8.25%	9.00%

•	Pension commitments in Mexico: The changes in these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s companies in Mexico are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pension Commitments and Plan Assets in Mexico: Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	491	508	398	520	519	424	(29)	(11)	(26)
Interest cost	44	41	40	—	—	—	44	41	40
Expected return on plan assets	—	—	—	38	40	42	(38)	(40)	(42)
Current service cost	8	7	7	—	—	—	8	7	7
Past service cost or changes in the plan	(11)	—	8	—	—	—	(11)	—	8
Benefits paid in the period	(37)	(34)	(36)	(37)	(34)	(36)	—	—	(0)
Effect of curtailments and settlements	—	—	—	—	—	—	—	—	—
Contributions in the period	—	—	—	1	30	45	(1)	(30)	(45)
Actuarial gains and losses	53	7	33	58	5	66	(5)	2	(33)
Exchange differences	25	(40)	57	26	(41)	61	(1)	1	(4)
Other changes	—	2	—	—	1	(83)	—	1	83
Balance at the End	573	491	508	606	520	519	(33)	(29)	(11)

As of December 31, 2012, 2011 and 2010, the plan assets covering these obligations correspond entirely to fixed-income securities. In 2012, 2011 and 2010, the return on these assets amounted to €96 million, €45 million and €108 million, respectively.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Post-employment welfare benefits in Mexico: The changes in these commitments and plan assets in 2012, 2011 and 2010 for all the Group’s companies in Mexico are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Welfare Benefits Commitments and Plan Assets in Mexico: Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	761	766	511	732	620	342	29	146	169
Interest cost	70	63	54	—	—	—	70	63	54
Expected return on plan assets	—	—	—	55	50	45	(55)	(50)	(45)
Current service cost	26	24	19	—	—	—	26	24	19
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(26)	(23)	(18)	(26)	(23)	(18)	—	—	—
Effect of curtailments and settlements	(7)	(10)	—	—	—	—	(7)	(10)	—
Contributions in the period	—	—	—	2	124	69	(2)	(124)	(69)
Actuarial gains and losses	108	8	127	96	15	49	12	(7)	78
Exchange differences	38	(67)	73	37	(54)	49	1	(13)	24
Other changes	—	—	—	—	—	84	—	—	(84)
Balance at the End	969	761	766	895	732	620	75	29	146

As of December 31, 2012, 2011 and 2010, the plan assets covering these obligations corresponded entirely to fixed-income securities, whose return amounted to €151 million, €65 million and €94 million, respectively.

The sensitivity analysis to changes in medical cost trend rates for 2012 is as follows:

	Millions of Euros
Welfare Benefits in Mexico. Sensitivity Analysis	1% Increase	1% Decrease
Increase/Decrease in current service cost and interest cost	26	(20)
Increase/Decrease in commitments	197	(154)

Pension commitments in the United States

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2012, 2011 and 2010, are as follows:

Post-Employment Actuarial Assumptions in the United States	2012	2011	2010
Mortality tables	RP 2000 Projected & adjusted	RP 2000 Projected & adjusted	RP 2000 Projected
Discount rate (cumulative annual)	4.03%	4.28%	5.44%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	3.50%
Expected rate of return on plan assets	3.20%	6.41%	7.50%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes of these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s companies in the United States are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pensions Net Commitments in the United States Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	285	236	195	283	191	163	2	45	32
Interest cost	13	11	12	—	—	—	13	11	12
Expected return on plan assets	—	—	—	9	14	13	(9)	(14)	(13)
Current service cost	6	4	5	—	—	—	6	4	5
Cost for early retirements	—	—	—	—	—	—	—	—	—
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(8)	(9)	(7)	(5)	(8)	(7)	(3)	(1)	—
Acquisitions and divestitures	—	(8)	—	—	(8)	—	—	—	—
Effect of curtailments and settlements	—	(3)	—	—	—	—	—	(3)	—
Contributions in the period	—	—	—	—	33	2	—	(33)	(2)
Actuarial gains and losses	20	46	16	8	53	7	12	(7)	9
Exchange differences	(5)	7	14	(5)	6	12	0	1	2
Other changes	2	—	1	3	2	—	(1)	(2)	1
Balance at the End	313	285	236	293	283	191	20	2	45

The distribution of the main categories of plan assets related to these commitments as of 31 December, 2012, 2011 and 2010 for all the companies in the United States is as follows:

		Percentage
Plan Assets Categories for Pension Commitments in the United States	2012	2011	2010
Equity instruments	—	—	62.4
Debt securities	98.7	93.0	35.7
Property, Land and Buildings	—	—	—
Cash	1.3	7.0	1.9
Other investments	—	—	—

In 2012, 2011 and 2010, the return on plan assets related to these pension commitments reached €17 million, €67 million, and €20 million, respectively.

Post-employment and welfare benefits in other countries

The changes in these commitments and plan assets in 2012, 2011 and 2010 for all of the Group’s remaining companies abroad are as follows:

	Millions of Euros
	Commitments			Plan Assets			Net Commitments
Pensions Net Commitments and Welfare Benefits in Other Countries. Changes in the period	2012	2011	2010	2012	2011	2010	2012	2011	2010
Balance at the Beginning	263	389	414	209	341	365	54	47	49
Interest cost	17	24	25	—	—	—	17	24	25
Expected return on plan assets	—	—	(2)	8	14	14	(8)	(14)	(16)
Current service cost	4	4	1	—	—	—	4	4	1
Cost for early retirements	—	13	9	—	—	—	—	13	9
Past service cost or changes in the plan	52	—	(1)	—	—	(2)	52	—	1
Benefits paid in the period	(10)	(190)	(16)	—	(186)	(16)	(10)	(3)	—
Acquisitions and divestitures	—	(1)	—	—	(1)	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	—	—	—	—	—
Contributions in the period	—	(1)	(1)	3	35	19	(3)	(36)	(20)
Actuarial gains and losses	30	(3)	(26)	13	(14)	(44)	17	11	18
Exchange differences	(3)	—	4	(1)	—	—	(2)	—	4
Other changes	9	27	(18)	14	21	5	(5)	6	(23)
Balance at the End	363	263	389	246	209	341	117	54	47

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

26.2.3	Estimated future payments for commitments with BBVA Group employees

The estimated benefit payments over the next ten years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2013	2014	2015	2016	2017	2018-2022
Commitments Spain	784	711	652	587	516	1,619
Of which early retirement Spain	581	520	463	400	329	737
Commitments Mexico	67	67	72	79	86	520
Commitments Portugal	—	—	—	—	—	—
Commitments The United States	10	10	11	12	13	78

Total	861	789	736	678	615	2,217

27.	Common stock

As of December 31, 2012, BBVA’s share capital amounted to €2,669,936,277.05, divided into 5,448,849,545 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2012, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2012, Chase Nominees Ltd., State Street Bank and Trust Co. and The Bank of New York Mellon, SA NV, in their capacity as international custodian/depositary banks, held 7.214%, 6.719% and 4.898% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock.

On February 4, 2010, the Blackrock, Inc. company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.453% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2010	4,490,908,285	2,201
Dividend option - April 2011	60,694,285	30
Convertible bonds conversion - July 2011	273,190,927	134
Dividend option - October 2011	78,413,506	38
As of December 31, 2011	4,903,207,003	2,403
Convertible bonds conversion - April 2012	157,875,375	77
Dividend option - April 2012	82,343,549	40
Convertible bonds conversion - July 2012	238,682,213	117
Dividend option - October 2012	66,741,405	33
As of December 31, 2012	5,448,849,545	2,670

2012

•

“Dividend Option” Program: The AGM held on March 16, 2012, under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4). This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On April 11, 2012, the Executive Committee, acting on the resolution of the Board of Directors of March 28, 2012, approved the execution of the first of the capital increases charged to reserves agreed by the Annual General Meeting of shareholders on March 16, 2012, in order to execute the “Dividend Option.” As a result of this increase, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 26, 2012, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 16, 2012. As a result of this increase, the Bank’s common stock increased by €32,703,288.45 through the issue and circulation of 66,741,405 shares with a €0.49 par value each.

•	Convertible Bonds-December 2011: On March 30, 2012 there was a voluntary conversion by holders of Convertible Bonds for a total of €955 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 157,875,375 ordinary shares at a par value of €0.49 each, amounting to a total of €77,358,933.75, with the share premium being €877,313,458.8750 (see Note 28).

In addition, on June 30, 2012 there was a partial mandatory conversion of the outstanding Convertible Bonds as of that date, through a reduction of 50% in their nominal value. Following the execution of these conversions (see Note 23.4), the nominal amount of outstanding Convertible Bonds is €1,238 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 238,682,213 ordinary shares at a par value of €0.49 each, amounting to a total of €116,954,284.37, with the share premium being €1,120,469,780.7072 (see Note 28).

2011

•	“Dividend Option” Program: The AGM held on March 11, 2011, under Point Five of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves to implement the program called

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

the “Dividend Option”. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases must be carried out, within one year of the date on which the agreements are made.

At its meeting on March 29, 2011, BBVA’s Board of Directors agreed to carry out the first capital increase charged to reserves as agreed by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €29,740,199.65 through the issue and circulation of 60,694,285 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 27, 2011, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 11, 2011. As a result of this increase, the Bank’s common stock increased by €38,422,617.94 through the issue and circulation of 78,413,506 shares with a €0.49 par value each.

•

Convertible Bonds-September 2009: At its meeting on June 22, 2011, the Board of Directors of BBVA agreed to the mandatory conversion of all the Convertible Bonds-September 2009 (see Note 23.4). The conversion took place on July 15, 2011, an interest payment date, according to the procedure established to that effect under the terms and conditions of the issue.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 273,190,927 ordinary shares at a par value of €0.49 each, amounting to a total of €133,863,554.23, with the share premium being €1,866,057,945.96 (see Note 28).

2010

•

At the meeting held on November 1, 2010, the BBVA Board of Directors, under the delegation conferred by the AGM on March 13, 2009 under Point Five of the Agenda, agreed to carry out an increase of the Bank’s common stock with a preemptive subscription right for shareholders. This common stock increase totaled €364,040,190.36, through the issue and circulation of 742,939,164 new ordinary shares with a €0.49 par value each and represented through book-entry accounts. The subscription price of the shares was €6.75 per share, of which €0.49 corresponded to the par value and €6.26 corresponded to the share premium (see Note 28); therefore, the total effective amount of the common stock increase was €5,014,839,357.

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

•

Common stock increases: The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

•

Convertible securities: At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12,000 million. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Bank’s common stock as required to address the conversion commitments.

•

Other securities: The Bank’s AGM held on March 11, 2011, in Point Six of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250,000 million.

28.	Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2012 and 2011 (see Note 27), as set out below:

(Millions of Euros)
Share premium
As of December 31, 2010	17,104
Convertible bonds conversion - July 2011	1,866
As of December 31, 2011	18,970
Convertible bonds conversion - April 2012	878
Convertible bonds conversion - July 2012	1,120
As of December 31, 2012	20,968

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	2012	2011	2010
Legal reserve	29.1	481	440	367
Restricted reserve for retired capital	29.2	387	495	546
Reserves for balance revaluations		27	28	32
Voluntary reserves		6,154	5,854	4,169

Total reserves holding company (*)		7,049	6,817	5,114

Consolidation reserves attributed to the Bank and dependents consolidated companies		12,623	11,123	9,246

Total Reserves		19,672	17,940	14,360

(*)	Total reserves of BBVA, S.A. (See Appendix I).

29.1	Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. These provisions must be made until the legal reserve reaches 20% of the share capital. This limit is reached by BBVA as of December 31, 2012, once the proposal for the allocation of the 2012 earnings is approved (see Note 4).

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

29.2	Restricted reserves

As of December 31, 2012, 2011 and 2010, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	2012	2011	2010
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	297	405	456
Restricted reserve for redenomination of capital in euros	2	2	2

Total	387	495	546

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of December 31, 2012, 2011 and 2010, restricted reserves for a total of €2,427 million, €2,940 million and €2,612 million, respectively, are taken into consideration.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

29.3	Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	2012	2011	2010
Accumulated reserves (losses)
Holding Company(*)	10,110	7,711	4,760
Grupo BBVA Bancomer	5,589	5,070	4,306
BBVA Seguros, S.A.	1,447	1,422	1,275
BBVA Luxinvest, S.A.	1,118	677	1,356
Grupo BBVA Banco Provincial	906	711	593
Corporacion General Financiera, S.A.	873	670	540
Grupo BBVA Chile	438	540	141
Anida Grupo Inmobiliario, S.L.	375	369	377
Cidessa Uno, S.L.	294	269	249
BBVA Suiza, S.A.	256	217	183
Compañía de Cartera e Inversiones, S.A.	230	1,231	1,231
Grupo BBVA Continental	177	178	147
BBVA Panamá, S.A.	127	(1)	—
Bilbao Vizcaya Holding, S.A.	79	(38)	(173)
Banco Industrial de Bilbao, S.A.	65	(92)	(113)
Grupo Garanti Turkiye Bankasi	51	157	150
Grupo BBVA Colombia	35	122	96
Grupo BBVA Banco Francés	30	432	1,016
Grupo BBVA Puerto Rico	(22)	173	144
BBVA Ireland Public Limited Company	(164)	(84)	(87)
Compañía Chilena de Inversiones, S.L.	(177)	(188)	(207)
Grupo BBVA Portugal	(180)	(181)	(181)
Participaciones Arenal, S.L.	(233)	(194)	(116)
BBVA Propiedad S.A.	(850)	(816)	(424)
Anida Operaciones Singulares, S.L.	(1,652)	(852)	(960)
Rest	(74)	77	2
Subtotal	18,848	17,580	14,305
Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	859	431	93
Tubos Reunidos, S.A.	50	51	52
Occidental Hoteles Management, S.L.	(91)	(72)	(44)
Rest	6	(50)	(46)
Subtotal	824	360	55

Total Reserves	19,672	17,940	14,361

(*)	Correspond to the Reserve of the Bank after adjustments made by the consolidation process.

For the purpose of allocating the reserves and accumulated losses to the consolidated companies and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

30.	Treasury stock

In 2012, 2011 and 2010 the Group companies performed the following transactions with shares issued by the Bank:

	2012		2011		2010
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	46,398,183	300	58,046,967	552	16,642,054	224
+ Purchases	819,289,736	4,831	652,994,773	4,825	821,828,799	7,828
– Sales and other changes	(850,224,983)	(5,021)	(664,643,557)	(5,027)	(780,423,886)	(7,545)
+/– Derivatives over BBVA shares	—	1	—	(50)	—	45
+/– Other changes	—	—	—	—	—	—
Balance at the end	15,462,936	111	46,398,183	300	58,046,967	552
Of which:
Held by BBVA, S.A.	4,508,380	41	1,431,838	19	2,838,798	84
Held by Corporación General Financiera, S.A.	10,870,987	70	44,938,538	281	55,207,640	468
Held by other subsidiaries	83,569		27,807		529
Average purchase price in euros	5.90		7.39		9.53
Average selling price in euros	6.04		7.53		9.48
Net gain or losses on transactions (Stockholders’ funds-Reserves)		81		(14)		(106)

The percentages of treasury stock held by the Group in 2012, 2011 and 2010 are as follows:

	2012		2011		2010
Treasury Stock	Min	Max	Min	Max	Min	Max
% treasury stock	0.240%	1.886%	0.649%	1.855%	0.352%	2.396%

The number of BBVA shares accepted by the Group in pledge as of December 31, 2012, 2011 and 2010 is as follows:

Shares of BBVA Accepted in Pledge	2012	2011	2010
Number of shares in pledge	132,675,070	119,003,592	107,180,992
Nominal value	0.49	0.49	0.49
% of share capital	2.43%	2.43%	2.39%

The number of BBVA shares owned by third parties but managed by a company in the Group as of December 31, 2012, 2011 and 2010 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	2012	2011	2010
Number of shares property of third parties	109,348,019	104,069,727	96,107,765
Nominal value	0.49	0.49	0.49
% of share capital	2.01%	2.12%	2.14%

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

31.	Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	2012	2011	2010
Available-for-sale financial assets	12.4	(145)	(682)	333
Cash flow hedging		36	30	49
Hedging of net investments in foreign transactions		(322)	(158)	(158)
Exchange differences		(1,356)	(1,937)	(978)
Non-current assets held for sale		(104)	—	—
Entities accounted for using the equity method		158	188	(16)
Other valuation adjustments (*)		(451)	(228)	—

Total		(2,184)	(2,787)	(770)

(*)	Actuarial gains and losses (see note 2.2.12).

The balances recognized under these headings are presented net of tax.

32.	Non-controlling interests

The breakdown by groups of consolidated companies of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	2012	2011	2010
BBVA Colombia Group	51	42	36
BBVA Chile Group	495	409	375
BBVA Banco Continental Group	697	580	501
BBVA Banco Provincial Group	883	655	431
BBVA Banco Francés Group	191	162	161
Other companies	56	45	52

Total	2,373	1,893	1,556

These amounts are broken down by groups of consolidated companies under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Net Income attributed to Non-Controlling Interests	2012	2011	2010
BBVA Colombia Group	13	9	8
BBVA Chile Group	100	95	89
BBVA Banco Continental Group	209	165	150
BBVA Banco Provincial Group	265	163	98
BBVA Banco Francés Group	58	44	37
Other companies	6	5	7

Total	651	481	389

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

33.	Capital base and capital management

Capital base

Bank of Spain Circular 3/2008, of May 22, 2008, and its subsequent amendments (the most recent by Bank of Spain Circulars 4/2011, of November 30, 2011, and 9/2010 of December 22, 2010), on the calculation and control of minimum capital base requirements, regulate the minimum capital base requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives (CRD), in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Specifically, within the framework of the new accords reached by this Committee, and their implementation by the European Commission, the transfer process to the Spanish solvency regulations under CRD2 (Directives 2009/111, 2009/27 and 2009/83) and CRD3 (Directive 2010/76) was completed. Thus, modifications affecting the definition of eligible capital, transactions related to securitizations, the monitoring of remuneration policies, management of liquidity risks and the requirements for financial instruments held for trading were incorporated into the Spanish regulatory framework.

The BBVA Group complies with the requirements introduced by the implementation of CRD2 and CRD3, and in addition is preparing for the significant modifications that will probably take place in the regulatory framework for the solvency of financial entities in 2013, with respect to both the capital framework for banks (CRD4 and CRR) and insurance entities (“Solvency II”).

As of December 31, 2012, the Bank’s capital exceeded the minimum capital base level required by the aforementioned regulations.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The Group’s bank capital in accordance with the aforementioned Circular 3/2008 as of December 31, 2012, 2011 and 2010 is shown below:

	Millions of Euros
Capital Base	2012	2011	2010
Basic equity	36,417	35,508	34,343
Common Stock	2,670	2,403	2,201
Parent company reserves	38,149	33,656	28,738
Reserves in consolidated companies	1,043	1,552	1,720
Non-controlling interests	2,025	1,669	1,325
Other equity instruments	3,097	5,189	7,164
Deductions (Goodwill and others)	(10,903)	(10,837)	(10,331)
Attributed net income (less dividends)	335	1,876	3,526
Additional equity	4,513	5,944	7,472
Other deductions	(5,273)	(5,303)	(4,477)
Additional equity due to mixed group (**)	1,275	1,070	1,291

Total Equity	36,932	37,218	38,629

Minimum equity required	26,323	26,563	25,137

(*)	Provisional data.
(**)	Mainly insurance companies in the Group.

The changes in 2012 in the amounts of basic capital shown in the above table are basically due to the exchange differences and the earnings for the year, attributed both to the Group and to non-controlling interests. However, the conversion of the Convertible Bonds mentioned in Notes 23.4 and 27 has had no impact on the total calculation of the Group’s capital base, given that said bonds were already considered eligible for the purposes of the Group’s basic equity from the date on which they were subscribed and paid, since they were mandatory convertible upon maturity. The reduction in additional capital is due to the repayment and conversions of subordinated debt (see Note 23.4).

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of February 18, 2011 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 8% or 10%, as appropriate. As of December 31, 2012, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 8%, and stood at 10.5% (provisional figure).

Other requirements on minimum capital levels

Irrespective of the aforementioned requirements, in 2011, the European Banking Authority (EBA) issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level of 9%, in the ratio known as Core Tier 1 (CT1). In addition, this minimum ratio should have a sufficient excess amount to absorb the “sovereign buffer”, calculated based on sovereign exposure (see Note 7.1.5. “Sovereign risk exposure”). As of June 30, 2012, the BBVA Group’s EBA Core Tier I capital stood at 9.9% (before taking into account the sovereign buffer), thus complying with the minimum required level.

The Bank of Spain endorsed these recommendations for the Spanish banks that took part in the exercise conducted by the EBA, extending beyond June 30, 2012 the maintenance of that recommended minimum ratio. As of December 31, 2012, the BBVA Group continues to maintain an EBA Core Tier I capital above the required minimum, at 9.7% (provisional figure).

Other measures affecting the Spanish financial system and the results of the independent stress tests

The Ministry of Economy and Competitiveness and the Bank of Spain agreed on May 21, 2012 to hire independent auditors to carry out an assessment of the balance sheets of the Spanish banking system.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

First, an aggregate analysis was carried out to test the resilience of the Spanish banking sector to a scenario of a severe additional downturn in the Spanish economy. A disaggregated exercise was carried out later to determine the capital requirements of each entity, according to the individual risk profiles of each.

In addition, on June 25 the Spanish government formally asked the European Union for financial aid to recapitalize certain Spanish financial institutions. The details and conditions of the agreement reached for the financial aid were announced on July 20. The agreement established an additional series of conditions to be met, even by those entities that have no capital deficits, including compliance with the EBA’s Core Tier I ratio of 9% and new financial reporting requirements on capital, liquidity and loan portfolio quality.

As a result of the agreement mentioned in the above paragraph, in addition to the conditions established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 24/2012 of August 31, 2012 reinforcing the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 9%. As of December 31, 2012, although the new requirement had still not come into force, the BBVA Group’s ratio exceeded the corresponding minimum requirement of 9%, and stood at 9.7%.

On September 28, 2012, the Bank of Spain published the results of the stress test conducted on the Spanish banking system by the independent consultancy firm Oliver Wyman. Under this stress test, the capital ratio (tier 1) of the BBVA Group in the worst-case scenario would be 9.6%. This shows that even in the worst stress-test scenario, BBVA’s capital ratio would continue to be above the required minimum.

Capital management

Capital management in the BBVA Group has a twofold aim:

•	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

•

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. Prudential and minimum capital requirements also have to be met for the subsidiaries subject to prudential supervision in other countries.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

•	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

•	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, ERC is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred and makes it easier to compare their profitability. The calculation of ERC combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

34.	Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Contingent Risks and Commitments	2012	2011	2010
Contingent Risks
Collateral, bank guarantees and indemnities	32,007	31,103	28,092
Rediscounts, endorsements and acceptances	111	88	49
Letter of credit and others	7,422	8,713	8,300

Total Contingent Risks	39,540	39,904	36,441

Contingent Liabilities
Balances drawable by third parties:	86,227	88,978	86,790
Credit entities	1,946	2,417	2,303
Government and other government agency	1,360	3,143	4,135
Other resident sectors	21,982	24,119	27,201
Non-resident sector	60,939	59,299	53,151
Other contingent liabilities	6,871	4,788	3,784

Total Contingent Liabilities	93,098	93,766	90,574

Total Contingent Risks and Liabilities	132,638	133,670	127,015

Since a significant portion of the amounts above will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In 2012, 2011 and 2010 no issuance of debt securities carried out by associate entities of the BBVA Group, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	Assets assigned to other own and third-party obligations

In addition to those assets mentioned in other Notes in these annual financial statements (see Notes 13 and 26) as of December 31, 2012, 2011 and 2010, the assets of consolidated entities that guaranteed their own obligations amounted to €125,174 million, €101,108 million and €81,631 million, respectively. These amounts mainly correspond to loans linked to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as collateral for the issue of covered bonds (€64,386 million as of December 31, 2012) and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (€54,013 million as of December 31, 2012).

As of December 31, 2012, 2011 and 2010, there were no other BBVA Group assets linked to any third-party obligations.

36.	Other contingent assets and liabilities

As of December 31, 2012, 2011 and 2010, there were no contingent assets or liabilities for significant amounts other than those registered in these financial statements.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

37.	Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2012, 2011 and 2010 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	2012	2011	2010
Financial instruments sold with repurchase commitments		57,718	77,138	57,883
Central Banks	9	5,906	9,199	82
Credit Institutions	23.1	22,759	23,452	16,314
Government and other government agencies	23.2	16,607	24,016	12,920
Other resident sectors	23.2	8,443	14,154	23,197
Non-resident sectors	23.2	4,003	6,317	5,370
Financial instruments purchased with resale commitments		10,378	11,110	12,916
Central Banks	9	476	495	334
Credit Institutions	13.1	6,783	5,788	7,822
Government and other government agencies	13.2	—	—	9
Other resident sectors	13.2	2,516	4,621	4,624
Non-resident sectors	13.2	603	206	127

Below is a breakdown of the maturity of other future payment obligations, not registered in previous notes, due later than December 31, 2012:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	—	—	—	—	—
Operating leases	136	157	67	69	428
Purchase commitments	38	—	—	—	38
Technology and systems projects	13	—	—	—	13
Other projects	24	—	—	—	24

Total	173	157	67	69	465

38.	Transactions for the account of third parties

As of December 31, 2012, 2011 and 2010, the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	2012	2011	2010
Financial instruments entrusted by third parties	504,801	540,519	534,243
Conditional bills and other securities received for collection	6,399	6,681	4,256
Securities received in credit	5,915	2,303	999

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

As of December 31, 2012, 2011 and 2010, the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	2012	2011	2010
Commercialized by the Group
Investment companies and mutual funds	40,118	43,134	41,006
Pension funds	84,500	73,783	72,598
Customer portfolios managed on a discretionary basis	28,138	26,349	25,435
Of which:
Portfolios managed on a discretionary	11,998	11,179	10,494
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	70	50	76
Pension funds	29	17	21
Saving insurance contracts	—	—	—

Total	152,855	143,333	139,136

39.	Interest income and expense and similar items

39.1	Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	2012	2011	2010
Central Banks	259	250	239
Loans and advances to credit institutions	414	527	398
Loans and advances to customers	20,282	18,656	16,002
Government and other government agency	901	767	485
Resident sector	5,783	6,069	5,887
Non resident sector	13,598	11,820	9,630
Debt securities	4,029	3,413	3,080
Held for trading	1,229	1,090	956
Available-for-sale financial assets and held-to-maturity investments	2,800	2,323	2,124
Rectification of income as a result of hedging transactions	(369)	(198)	63
Insurance activity	1,051	992	975
Other income	596	540	373

Total	26,262	24,180	21,130

The amounts recognized in consolidated equity in the two periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during these periods are given in the accompanying “Consolidated statements of recognized income and expenses.”

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	2012	2011	2010
Cash flow hedging	52	62	213
Fair value hedging	(421)	(260)	(150)

Total	(369)	(198)	63

39.2	Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	2012	2011	2010
Bank of Spain and other central banks	351	164	184
Deposits from credit institutions	1,717	1,512	1,081
Customers deposits	5,190	5,471	3,570
Debt certificates	3,043	2,854	2,627
Subordinated liabilities	669	693	829
Rectification of expenses as a result of hedging transactions	(1,181)	(1,025)	(1,587)
Cost attributable to pension funds (Note 26)	257	259	259
Insurance activity	742	694	707
Other charges	352	406	144

Total	11,140	11,028	7,814

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	2012	2011	2010
Cash flow hedging	9	—	—
Fair value hedging	(1,190)	(1,025)	(1,587)

Total	(1,181)	(1,025)	(1,587)

39.3	Average return on investments and average borrowing cost

The detail of the average return on investments in 2012, 2011 and 2010 is as follows:

	Millions of Euros
	2012			2011			2010
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	26,148	259	0.99	21,245	250	1.18	21,342	239	1.12
Securities portfolio and derivatives	167,080	4,793	2.87	141,780	4,238	2.99	145,993	3,939	2.70
Loans and advances to credit institutions	26,500	475	1.79	26,390	632	2.39	25,561	497	1.95
Loans and advances to customers	358,716	20,533	5.72	341,922	18,846	5.51	333,023	16,296	4.89
Euros	217,378	7,267	3.34	219,887	7,479	3.40	219,857	7,023	3.19
Foreign currency	141,337	13,266	9.39	122,034	11,367	9.31	113,167	9,273	8.19
Other finance income	—	—	—	—	—	—	—	—	—
Other assets	45,470	202	0.44	37,241	214	0.57	32,895	158	0.48

Totals	623,912	26,263	4.21	568,579	24,180	4.25	558,814	21,130	3.78

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The average borrowing cost in 2012, 2011 and 2010 is as follows:

	Millions of Euros
	2012			2011			2010
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	107,917	2,307	2.14	77,382	2,037	2.63	80,177	1,515	1.89
Customer deposits	283,211	5,207	1.84	276,683	5,644	2.04	259,330	3,551	1.37
Euros	146,833	1,963	1.34	153,514	2,419	1.58	121,956	1,246	1.02
Foreign currency	136,377	3,244	2.38	123,169	3,225	2.62	137,374	2,304	1.68
Debt certificates and subordinated liabilities	104,117	2,818	2.71	109,860	2,613	2.38	119,685	2,126	1.78
Other finance expenses	—	—	—	—	—	—	—	—	—
Other liabilities	85,834	808	0.94	65,980	734	1.11	66,542	622	0.94
Equity	42,833	—	—	38,674	—	—	33,079	—	—

Totals	623,912	11,140	1.79	568,579	11,028	1.94	558,814	7,814	1.40

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros
	2012 / 2011			2011 / 2010
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	58	(48)	9	(1)	12	11
Securities portfolio and derivatives	756	(202)	555	(114)	413	299
Loans and advances to credit institutions	3	(159)	(157)	16	118	135
Loans and advances to customers	926	762	1,687	435	2,114	2,549
Euros	(85)	(126)	(212)	1	455	456
Foreign currency	1,798	101	1,899	727	1,367	2,094
Other assets	47	(59)	(12)	21	35	56
Interest and similar incomes	2,353	(270)	2,083	369	2,681	3,050
Deposits from central banks and credit institutions	804	(534)	270	(53)	575	522
Customer deposits	133	(569)	(436)	238	1,855	2,093
Euros	(105)	(351)	(456)	323	850	1,173
Foreign currency	346	(326)	20	(238)	1,159	920
Debt certificates and subordinated liabilities	(137)	342	206	(175)	661	487
Other liabilities	221	(147)	73	(5)	117	112
Interest and similar expenses	1,073	(960)	113	137	3,077	3,214
Net Interest Income			1,970			(164)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	2012	2011	2010
Dividends from:
Financial assets held for trading	106	119	157
Available-for-sale financial assets	284	443	372

Total	390	562	529

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

41.	Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	2012	2011	2010
CITIC Group	726	602	337
Corporación IBV Participaciones Empresariales, S.A.	5	6	16
Occidental Hoteles Management, S.L.	(3)	(19)	(29)
Metrovacesa, S.A.	(31)	—	—
I+D MEXICO, S.A. DE C.V.	6	5	3
Rest	24	1	4

Total	727	595	331

42.	Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	2012	2011	2010
Commitment fees	186	157	133
Contingent risks	355	318	282
Letters of credit	60	54	45
Bank and other guarantees	295	264	237
Arising from exchange of foreign currencies and banknotes	25	25	19
Collection and payment services income	3,088	2,694	2,500
Bills receivables	77	67	60
Current accounts	404	360	402
Credit and debit cards	1,913	1,619	1,384
Checks	224	229	263
Transfer and others payment orders	338	294	274
Rest	132	125	117
Securities services income	1,147	1,105	1,142
Securities underwriting	100	70	64
Securities dealing	206	200	181
Custody securities	329	330	357
Investment and pension funds	388	389	414
Rest assets management	124	116	126
Counseling on and management of one-off transactions	8	13	11
Financial and similar counseling services	40	55	60
Factoring transactions	38	33	29
Non-banking financial products sales	107	97	102
Other fees and commissions	580	578	586

Total	5,574	5,075	4,864

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

43.	Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	2012	2011	2010
Brokerage fees on lending and deposit transactions	3	5	5
Fees and commissions assigned to third parties	898	741	571
Credit and debit cards	758	609	449
Transfers and others payment orders	46	34	27
Securities dealing	13	14	13
Rest	81	84	82
Other fees and commissions	320	298	255

Total	1,221	1,044	831

44.	Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	2012	2011	2010
Financial assets held for trading	649	1,052	640
Other financial assets designated at fair value through profit or loss	73	8	18
Other financial instruments not designated at fair value through profit or loss	923	57	714
Available-for-sale financial assets	806	82	652
Loans and receivables	55	33	25
Rest	62	(58)	37

Total	1,645	1,117	1,372

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	2012	2011	2010
Debt instruments	1,150	455	772
Equity instruments	(50)	(324)	(374)
Loans and advances to customers	46	37	33
Derivatives	545	876	845
Customer deposits	30	4	—
Rest	(76)	69	96

Total	1,645	1,117	1,372

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	2012	2011	2010
Trading derivatives
Interest rate agreements	468	(208)	133
Security agreements	(65)	831	712
Commodity agreements	(3)	46	(5)
Credit derivative agreements	(49)	(11)	(63)
Foreign-exchange agreements	18	297	77
Other agreements	9	2	(1)
Subtotal	378	957	853
Hedging Derivatives Ineffectiveness
Fair value hedging	167	(31)	(8)
Hedging derivative	(464)	(112)	(127)
Hedged item	631	81	119
Cash flow hedging	—	(50)	—
Subtotal	167	(81)	(8)

Total	545	876	845

In addition, in 2012, 2011 and 2010, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €373 million, positive €5 million and negative €287 million, respectively, were registered for transactions with foreign exchange trading derivatives.

45.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	2012	2011	2010
Income on insurance and reinsurance contracts	3,657	3,317	2,597
Financial income from non-financial services	826	656	647
Of Which: Real estate companies	278	177	201
Rest of other operating income	329	271	293
Of Which: Net operating income from rented buildings	57	52	59

Total	4,812	4,244	3,537

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	2012	2011	2010
Expenses on insurance and reinsurance contracts	2,660	2,436	1,815
Change in inventories	406	298	554
Of Which: Real estate companies	267	161	171
Rest of other operating expenses	1,664	1,303	871
Of Which: Contributions to guaranteed banks deposits funds	679	467	384

Total	4,730	4,037	3,240

46.	Administration costs

46.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Personnel Expenses	Notes	2012	2011	2010
Wages and salaries		4,348	4,023	3,643
Social security costs		678	614	555
Transferes to internal pension provisions	26.2	56	51	37
Contributions to external pension funds	26.1	85	80	84
Other personnel expenses		495	423	379

Total		5,662	5,191	4,698

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of the average number of employees in the BBVA Group in 2012, 2011 and 2010, by professional categories and geographical areas, is as follows:

	Average number of employees
Average Number of Employees by Geographical Areas (*)	2012	2011	2010
Spanish banks
Executive managers	1,129	1,115	1,084
Other line personnel	21,970	21,103	20,901
Clerical staff	4,267	4,364	4,644
Branches abroad	886	846	666
Subtotal	28,252	27,428	27,295
Companies abroad
Mexico	28,187	27,108	26,693
United States	11,070	11,361	11,033
Venezuela	5,384	5,418	5,592
Argentina	5,147	4,844	4,247
Colombia	4,679	4,439	4,317
Peru	4,851	4,675	4,379
Other	5,777	5,620	4,796
Subtotal	65,095	63,465	61,057
Pension fund managers	5,505	5,255	5,255
Other non-banking companies	15,072	13,546	11,148

Total	113,924	109,694	104,755

(*)	Turkey is not included.

The breakdown of the number of employees in the BBVA Group as of December 31, 2012, 2011 and 2010, by category and gender, is as follows:

	2012		2011		2010
Number of Employees at the period end Professional Category and Gender	Male	Female	Male	Female	Male	Female
Executive managers	1,708	355	1,723	361	1,659	338
Other line personnel	25,733	23,218	24,891	21,920	23,779	20,066
Clerical staff	27,311	37,527	26,346	35,404	26,034	35,100

Total	54,752	61,100	52,960	57,685	51,472	55,504

46.1.1	Share-based employee remuneration

The amounts registered under the heading “Personnel expenses – Other personnel expenses” in the consolidated income statements for the years 2012, 2011 and 2010, corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €60 million, €51 million and €33 million, respectively. These amounts have been registered with a balancing entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

Variable Share-based Remuneration System

BBVA’s AGM held on March 11, 2011 approved a variable share-based remuneration system for the BBVA management team, including the executive directors and members of the Management Committee (the “Variable Share-Based Remuneration System” or the “System”). Its conditions are approved each year and for 2012 they were approved by BBVA’s AGM held on March 16, 2012.

This system is based on a specific incentive for members of the Executive Team (the “Incentive”). It consists of an annual allocation to each beneficiary of a number of units that serve as the basis used to calculate the number of shares that may correspond to them upon settlement of the Incentive, according to the level of compliance with indicators established each year by the AGM and taking into account the total shareholder return (TSR), the Group’s recurring Economic Profit (EP) excluding one-offs and the Group’s net attributable profit excluding one-offs.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

At the close of each year, the number of units allocated is divided into three parts, each associated to one of the indicators according to the weights determined for them at the time. Each part is then multiplied by a coefficient ranging from 0 to 2, based on a scale defined each year for each of the indicators.

The resulting shares are subject to the following retention criteria:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the incentive; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes their annual variable remuneration (the “Annual Variable Remuneration”).

In addition to the above, the Bank has a specific annual variable remuneration settlement and payment system for those Bank employees and executive managers (including executive board members and members of the Management Committee) whose professional activities may significantly influence the Bank’s risk profile or who perform control functions.

The specific settlement and payment rules for the Annual Variable Remuneration of executive board members and members of the Management Committee are described in Note 56. The following rules (“Special Settlement and Payment System”) are applied to the rest of the group mentioned above (the “Identified Staff”):

•	At least 50% of the total Annual Variable Remuneration of the executive team members of the Identified Staff shall be paid in BBVA shares.

•	The Identified Staff who are not members of the executive team shall receive 50% of their ordinary variable remuneration in BBVA shares.

•	Payment of 40% of the annual variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received. Hedging using shares that have been delivered but are unavailable and shares pending receipt shall not be permitted.

•

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

Once the Incentive terminated, on December 31, 2012, a multiplier ratio of 0.4475 was applied to the units allocated to the beneficiaries. These units totaled 6,780,994 as of December 31, 2012.

Multi-year Variable Remuneration Plan 2010/2011

The duration of the Multi-Year Variable Share-Based Remuneration Program for 2010-2011, approved by the AGM on March 12, 2010, was concluded on December 31, 2011. At this point, under the terms established in the Program itself and approved by the AGM, the conditions for its settlement were determined by comparing BBVA’s TSR with that of 18 of its international peers during the period that the Program was in operation. BBVA was in 4th place in the comparative table, giving a multiplier ratio of 2 to be applied to the units allocated to each beneficiary. As of December 31, 2011 the units allocated amounted to 3,215,909.

This Program incorporated some restrictions to granting shares to the beneficiaries after their settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable one year after the settlement date of the Program; and

•	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

After this Program had been established by the AGM, Royal Decree 771/2011 was published, requiring the application of certain deferment, unavailability and limitation rules to the remuneration granted and still unpaid prior to its coming into force, and referring to services rendered since 2010.

The law meant that the requirements established under the aforementioned Royal Decree 771/2011 must be applied to the 2010-2011 Program. Therefore, the Bank’s AGM, held on March 16, 2012, approved the modification of the settlement and payment system of the 2010-2011 Program to adapt it to the terms of Royal Decree 771/2011.

These specific rules, which are described in the above section (Special Settlement and Payment System), will only be applied to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. In this case, settlement and payment of the shares corresponding to the Program will be made under the scheme defined for that effect.

The corresponding shares were delivered in the first quarter of 2012 under the stipulated conditions. Delivery has been deferred to 2013, 2014 and 2015 for the shares corresponding to the members of the Identified Staff who were beneficiaries as of the settlement date of the Program, since they were affected by the Special Settlement and Payment System.

BBVA Compass Long-Term Incentive Plan

Compass has various long-term remuneration plans with BBVA shares for members of the management team and key employees of the entity and its affiliates.

2009-2011 Plan: Upon completion of the Plan, it has been settled among its beneficiaries in 2012. In accordance with the Plan’s conditions, approved in 2009, a total of 527,999 shares have been delivered in 2012.

2010-2012 Plan: In May 2010, BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its key staff, for the period 2010-2012, registering a maximum of 1,024,019 “restricted share units” to pay for the Plan.

The Plan ended on December 31, 2012 and it will be settled and delivered in 2013. The beneficiaries of this Plan who were members of the Identified Staff are also affected by the settlement and payment conditions of this program, which were also modified in order to adapt them to the Special Settlement and Payment System for the Identified Staff.

46.2	General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	2012	2011	2010
Technology and systems	745	647	551
Communications	330	289	274
Advertising	378	369	336
Property, fixtures and materials	916	839	739
Of which: Rent expenses (*)	516	470	393
Taxes other than income tax	433	356	318
Other expenses	1,304	1,207	1,091

Total	4,106	3,707	3,309

(*)	The consolidated companies do not expect to terminate the lease contracts early.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

47.	Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Depreciation and Amortization	Notes	2012	2011	2010
Tangible assets	19	587	507	466
For own use		565	489	444
Investment properties		22	10	15
Operating lease		—	8	7
Other Intangible assets	20.2	431	334	291

Total		1,018	839	754

48.	Provisions (net)

In 2012, 2011 and 2010, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	2012	2011	2010
Provisions for pensions and similar obligations	26	447	362	399
Provisions for contingent risks and commitments	7.1.8	61	(6)	22
Provisions for taxes and other legal contingencies		11	41	6
Other Provisions		132	112	47

Total		651	509	474

49.	Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	2012	2011	2010
Available-for-sale financial assets	12	43	25	155
Debt securities		(3)	10	4
Other equity instruments		46	15	151
Held-to-maturity investments	14	1	—	—
Loans and receivables	7.1.8	7,936	4,201	4,563
Of which:
Recovery of written-off assets		337	327	253

Total		7,980	4,226	4,718

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

50.	Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	2012	2011	2010
Goodwill	20.1 - 17	54	1,444	13
Other intangible assets	20.2	—	—	—
Tangible assets	19	—	80	92
For own use		2	7	9
Investment properties		87	73	83
Inventories	22	956	358	370
Rest		24	3	14

Total		1,123	1,885	489

51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	2012	2011	2010
Gains
Disposal of investments in entities	31	57	40
Disposal of tangible assets and other	23	33	17
Losses:
Disposal of investments in entities	(25)	(38)	(11)
Disposal of tangible assets and other	(25)	(6)	(5)

Total	4	46	41

52.	Gains (losses) on non-current assets held for sale

52.1	Gains (losses) on non-current assets held for sale not classified as discontinued transactions

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	2012	2011	2010
Gains for real estate		(83)	127	374
Impairment of non-current assets held for sale	16	(524)	(397)	(247)
Gains (losses) on sale of investments classified as assets held for sale		(15)	—	—

Total		(622)	(270)	127

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

52.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated by discontinued operations are shown below. The comparative figures have been recalculated to include the operations classified as discontinued.

	Millions of Euros
Profit or loss from discontinued operations	2012	2011	2010
Interest income/(charges)	11	8	5
Income for companies accounted for using the equity method	9	5	4
Net fee and commission income	686	529	504
Gains/losses on financial assets and liabilities	65	(3)	68
Exchange differences	—	—	(1)
Other operating income (net)	(2)	(1)	(2)

Total income	769	538	577

Personnel expenses	(139)	(120)	(117)
Other general administrative expenses	(89)	(86)	(83)
Depreciation and amortization	(10)	(8)	(7)
Provisions	(6)	(2)	(7)
Impairment losses on financial assets	—	—	—
Profit (loss) from operations	525	323	363
Gains (losses) on disposal of assets not classified as non-current assets held for sale	3	1	—
Profit (loss) before tax	528	324	363
Income tax	(136)	(78)	(82)

Profit (loss) from discontinued operations	393	245	281

53.	Consolidated statements of cash flows

Cash flows from operating activities increased in 2012 by €13,429 million (€19,811 million in 2011). The most significant reasons for the change occurred under the headings “Financial liabilities at amortized cost”, “Available-for-sale financial assets” and “Financial instruments held for trading”.

The most significant variations in cash flows from investment activities in 2012 corresponded to “Non-current assets held for sale”, “Tangible assets” and “Held-to-maturity investments”, due to amortization of the portfolio (Note 14).

Cash flows from financing activities decreased in 2012 by €3,492 million (€1,269 million down in 2011), with the most significant changes corresponding to the acquisition and amortization of own equity instruments, “Subordinated liabilities”, and dividend payments.

The table below shows the breakdown of the main cash flows related to investing activities as of December 31, 2012, 2011 and 2010:

	Millions of Euros
Main Cash Flows in Investing Activities 2012	Cash Flows in Investment Activities
	Investments (-)	Divestments (+)
Tangible assets	1,707	—
Intangible assets	780	—
Investments	—	19
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	3,220	977
Held-to-maturity investments	60	853
Other settlements related to investment activities	—	—

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
	Cash Flows in Investment Activities
Main Cash Flows in Investing Activities 2011	Investments (-)	Divestments (+)
Tangible assets	1,313	175
Intangible assets	612	1
Investments	430	—
Subsidiaries and other business units	4,653	18
Non-current assets held for sale and associated liabilities	1,516	870
Held-to-maturity investments	—	838
Other settlements related to investment activities	—	—

	Millions of Euros
	Cash Flows in Investment Activities
Main Cash Flows in Investing Activities 2010	Investments (-)	Divestments (+)
Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	—
Other settlements related to investment activities	—	—

The heading “Non-current assets held for sale and associated liabilities” includes transactions of a non-cash nature related to the foreclosed assets received as payment for past-due loans.

The net cash flows attributable to the operating, investment and finance activities for discontinued operations are not significant.

54.	Accountant fees and services

The details of the fees for the services contracted by the companies of the BBVA Group in 2012 with their respective auditors and other audit companies are as follows:

Millions of Euros
Fees for Audits Conducted	2012
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	19.3
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.7
Fees for audits conducted by other firms	—

(*)	Including fees belonging to annual statutory audits (€15.93 million )

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In 2012, other companies in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	2012
Firms belonging to the Deloitte worldwide organization	3.3
Other firms	26.9

(*)	Including €1.07 million related to fees for tax services.

The services provided by our auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

55.	Related-party transactions

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

55.1	Transactions with significant shareholders

As of December 31, 2012 there were no shareholders considered significant (see Note 27).

55.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1) are as follows:

	Millions of euros
Balances arising from transactions with Entities of the Group	2012	2011	2010
Assets:
Loans and advances to credit institutions	189	520	87
Loans and advances to customers	820	372	457
Liabilities:
Deposits from credit institutions	—	5	—
Customer deposits	180	94	89
Debt certificates	—	—	8
Memorandum accounts:
Contingent risks	97	68	55
Contingent commitments	114	236	327

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that are consolidated by the equity method, are as follows:

	Millions of euros
Balances of Income Statement arising from transactions with Entities of the Group	2012	2011	2010
Income statement:
Financial incomes	26	14	14
Financial costs	1	2	2

There were no other material effects in the consolidated financial statements arising from dealings with these companies, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of December 31, 2012, the notional amount of the futures transactions arranged by the BBVA Group with those companies amounted to €2,342 million (of which €2,254 million corresponded to futures transactions with the CITIC Group.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of December 31, 2012 and 2011 there were no loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors (€531,000 as of December 31, 2010). As of December 31, 2012, 2011 and 2010, the amount disposed of the loans granted by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €7,401, €6,540 and €4,624 thousand, respectively.

As of December 31, 2012, 2011 and 2010, the amount disposed of the loans granted to parties related to the members of the Bank’s Board of Directors amounted to €13,152, €20,593 and €28,493 thousand, respectively. As of these dates, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of December 31, 2012, 2011 and 2010 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2012 and 2010, no guarantees had been granted to any member of the Management Committee, and the amount of guarantees granted as of December 31, 2011 totaled €9 thousand.

As of December 31, 2012, 2011 and 2010, the amount disposed for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €3,327, €10,825 and €4,424, thousand, respectively.

55.4	Transactions with other related parties

In 2012, 2011 and 2010, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

56.	Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

•	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors during 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López (2)	107	—	24	—	—	—	131
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte	129	—	71	—	41	43	284

Total	1,523	667	488	642	265	278	3,863

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

•	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total Cash (2)	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	1,966	1,000	2,966	155,479
President and COO	1,748	636	2,384	98,890

Total	3,714	1,636	5,350	254,369

(1)

These amounts correspond to Variable Annual Remuneration for 2011 and received in 2012. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on the Incentive for the executive team of the BBVA Group, whose settlement and payment conditions are detailed below.

(2)

In addition, the executive directors were paid remunerations in kind and in other forms in 2012 for a total amount of €36 thousand, of which €12 thousand correspond to the Chairman and CEO and €24 thousand to the President and COO.

In 2012 the executive directors received the fixed remuneration corresponding to that year and 50% of the Annual Variable Remuneration in cash and shares for 2011, under the settlement and payment system agreed by the AGM held on March 11, 2011.

This settlement and payment system for the Annual Variable Remuneration (“Settlement and Payment System”) is applied to all categories of employees who carry out professional activities with a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

•	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

•	Payment of 50% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

•

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Deferred part of the Variable Remuneration for 2011

Under the Settlement and Payment System, payment of the remaining 50% of the Annual Variable Remuneration of the executive directors for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, on 2013 the executive directors will be paid €364,519 and 51,826 shares in the case of the Chairman and CEO, and €231,848 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing an amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO.

•	Annual Variable Remuneration for 2012

At the close of 2012, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined by applying the conditions established by the AGM. Thus, in the first quarter of 2013, the executive directors will receive 50% of this remuneration, amounting to €785,028 and 108,489 BBVA shares in the case of the Chairman and CEO and €478,283 and 66,098 BBVA shares in the case of the President and COO. Payment of the remaining 50% has been deferred for a 3-year period. In the first quarter of 2014, 2015 and 2016, the Chairman and CEO will be paid €261,676 and 36,163 BBVA shares, while the President and COO will receive €159,428 and 22,032 BBVA shares.

Payment of the deferred part of the Annual Variable Remuneration for 2012 is subject to the conditions set out in the Settlement and Payment System established in accordance with the resolution adopted by the AGM.

As of December 31, 2012, these amounts were recognized under the heading “Other liabilities – Accrued interest” of the consolidated balance sheet.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2012 to the members of BBVA’s Management Committee amounted to a total of €8,563 in fixed remuneration and €3,142thousand and 485.207 BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €729 thousand, in 2012.

The amounts received as variable remuneration in 2012 amount to 50% of the Annual Variable Remuneration for 2011 for this group, under the Settlement and Payment System approved by the AGM in March 2011.

Payment of the remaining 50% of the Annual Variable Remuneration for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, in 2013 the members of the Management Committee as a whole will be paid €1,120thousand and 158,214 BBVA shares. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing the amount of €1,024 thousand and 158,214 BBVA shares.

(*)

This section includes aggregate information on the members of the Management Committee who held this position as of December 31, 2012 ( 13 members, including the deferments pending for the members of the Management Committee who joined in 2012 ), excluding the executive directors.

•	Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, in 2012 the executive directors and remaining members of the Management

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Committee received 50% of the shares due to them under the settlement of the Program, i.e. 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and 329,000 shares for all the remaining members of the Management Committee.

The remaining 50% of the shares resulting from the settlement of the “2010-2011 ILP” corresponding to the executive directors and the rest of the members of the Management Committee have been deferred, to be paid out in thirds in 2013, 2014 and 2015. As a result, in 2013 the executive directors will be paid as follows: 35,000 shares for the Chairman and CEO and 30,000 shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13,000 in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred, so that the Chairman and CEO will be paid 35,000 shares and the President and COO will receive 30,000 shares in the first quarter of 2014 and 2015.

The rest of the members of the Management Committee will receive 106,998 shares in 2013, in addition to €45 thousand resulting from the corresponding update. Delivery to this group of the remaining two-thirds of the deferred shares for 2014 and 2015 has been deferred.

•	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated in 2012 to the non-executive directors who are beneficiaries of the deferred share distribution system, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao García-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodríguez Vidarte	8,445	39,484

Total	102,264	433,471

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

•	Pension commitments

Under rule 78 of IAS 19, at the close of 2012 the situation in the high-quality corporate bond markets required an update of the interest rates used by the entities to discount post-employment benefits. Without changing the commitments assumed by the Bank, this has resulted in an increase in the amount of the provisions needed to cover them and the amounts to be provisioned in 2012.

Thus, the provisions registered as of December 31, 2012 for pension commitments to the President and COO amount to €22,703 thousand. Of this amount, under current accounting regulations, €1,701 have been provisioned in 2012 against earnings and €4,307 thousand against equity in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. As of that date there are no further pension commitments with the executive directors.

As for the rest of the members of the Management Committee, the provisions registered as of December 31, 2012 for pension commitments amount to €80,602 thousand. Of this amount, under current accounting regulations, €13,077 thousand have been charged in 2012 against earnings and €17,347 thousand against equity in order to adapt the aforementioned interest rate assumption.

Also, €117 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

•	Termination of the contractual relationship

There were no commitments as of December 31, 2012 for the payment of compensation to executive directors.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

In 2012, one member of the Management Committee left the Group, as a result of which he received a payment of €1,302 thousand.

57.	Detail of the Directors’ holdings in companies with similar business activities

Pursuant to article 229.2 of the Spanish Corporations Act, as of December 31, 2012 no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Ms. Belén Garijo López, who on that date held a direct holding of 3,350 shares in Bankia, S.A., Mr. José Luis Palao García-Suelto, who on that date held a direct holding of 4,364 shares in Banco Santander, S.A. and 5,491 shares in Caixabank, S.A., and Mr. Ignacio Ferrero Jordi, who on that date held a direct holding of 2,500 shares in Deutsche Bank, AG, 2,808 shares in Credit Suisse, AG and 6,750 shares in UBS, AG. In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, as of December 31, 2012, individuals associated with the members of the Bank’s Board of Directors were holders of 135,982 shares of Banco Santander, S.A., 4,500 shares of Bank of America Corporation and 414 shares of Banco Español de Crédito, S.A. (Banesto) and 3 shares of Bankinter, S.A.

58.	Other information

58.1	Environmental impact

Given the activities in which the BBVA companies engages, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2012, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these statements.

58.2	Breakdown of agents of credit institutions

The list of BBVA agents as required by Article 22 of Royal Decree 1245/1995 dated July 14, of the Ministry of Economy and Finance, is included in the Bank’s individual financial statements for 2012.

58.3	Report on the activity of the Customer Care Service and the Customer Ombudsman

The report on the activity of the Customer Care Service and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy Order ECO/734/2004 of March 11, 2004 is included in the Management Report accompanying the consolidated annual financial statements for 2012.

58.4	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in 2012, 2011 and 2010 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during 2012 and 2011.

	2012			2011			2010
Dividends Paid (*) (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Rest of shares	—	—	—	—	—	—	—	—	—

Total dividends paid in cash (*)	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237

Dividends with charge to income	41%	0.20	1,029	39%	0.19	859	67%	0.33	1,237
Dividends with charge to reserve or share premium	—	—	—	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—	—	—	—

(*)	Only included dividends paid in cash each year (cash-flows criteria), regardless of the year there were accrued.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Earnings and ordinary income by business segment

The detail of the consolidated net income for the years 2012, 2011 and 2010 for each business segment is as follows:

	Millions of Euros
Net Income attributed by Business Areas	2012	2011	2010
Spain	(1,267)	1,352	2,210
Eurasia	950	1,031	575
Mexico	1,821	1,711	1,683
South America	1,347	1,007	889
The United States	475	(691)	260
Subtotal Business areas	3,326	4,410	5,617
Corporate Activities	(1,649)	(1,405)	(1,011)
Net Income attributed to parent company	1,677	3,004	4,606
Non-assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses) (*)	651	481	389
Income tax and/or income from discontinued operations	(668)	(39)	1,064
Income before tax	1,660	3,446	6,059

(*)	Net income attributed to non-controlling interests

For the years 2012, 2011 and 2010 the detail of the BBVA Group’s ordinary income (gross income) for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Income by Business Areas	2012	2011	2010
Spain	6,784	6,328	7,072
Eurasia	2,210	1,961	1,060
Mexico	5,758	5,321	5,278
South America	5,363	4,101	3,402
The United States	2,395	2,324	2,583
Corporate Activities	(69)	(8)	939
Adjustments and eliminations of ordinary income between segments	—	—	—

Total Ordinary Income BBVA Group	22,441	20,027	20,334

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in 2012, 2011 and 2010 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other(*)	Balance at the End
Debt certificates issued in the European Union	85,924	50,469	(70,027)	19,602	85,968
With information brochure	85,855	50,469	(70,027)	19,602	85,899
Without information brochure	69	—	—	—	69
Other debt certificates issued outside the European Union	11,425	4,380	(3,232)	502	13,075

Total	97,349	54,850	(73,259)	20,104	99,043

(*)	of which 7,750 millions of euros are due to the adquisition of Unnim.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2011	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	93,166	104,734	(97,115)	(14,861)	85,924
With information brochure	93,110	104,721	(97,115)	(14,861)	85,855
Without information brochure	56	13	—	—	69
Other debt certificates issued outside the European Union	9,433	2,375	(527)	144	11,425

Total	102,599	107,109	(97,642)	(14,717)	97,349

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2010	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	107,068	129,697	(149,965)	3,768	90,568
With information brochure	107,034	129,697	(149,962)	3,768	90,537
Without information brochure	34	—	(3)	—	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031

Total	117,816	132,319	(152,062)	4,526	102,599

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	2012	2011	2010
Domestic market	9,793	9,584	8,906
Foreign	16,469	14,596	12,224
European Union	315	843	744
Rest of OECD	9,551	8,372	7,414
Rest of countries	6,603	5,381	4,066

Total	26,262	24,180	21,130

Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in 2012, 2011 and 2010, by gender, is as follows:

	2012		2011		2010
Average Number of Employees Breakdown by Gender	Male	Female	Male	Female	Male	Female
Average Number of Employees BBVA Group	53,815	60,109	52,664	57,030	50,804	53,951
Of which:
BBVA, S.A.	15,440	11,557	15,687	11,531	15,616	11,218

59.	Subsequent events

Subsequent to the close of the year, on January 31, 2013 the Boards of Directors of the companies Unnim Banc, S.A. (Sociedad Unipersonal) (hereinafter “Unnim”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”) will decide on the approval of the project for the takeover of Unnim by BBVA and the subsequent transfer of all of Unnim’s equity interest to BBVA, which will acquire all the rights and obligations of the merged company through universal succession.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). This English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

If the merger project is approved by both Boards of Directors, the merger agreement will be submitted for approval to the AGMs of the companies involved in the merger, to take place in the first quarter of 2013. Given that the merged company is fully owned by Banco Bilbao Vizcaya Argentaria, S.A., in accordance with Article 49.1 of Act 3/2009, dated April 3, on the structural modifications of trading corporations, it will not be necessary for Banco Bilbao Vizcaya Argentaria, S.A. to carry out any stock capital increase, or for reports on the merger proposal to be prepared by the managers of the companies involved in the merger or by independent experts.

Under the powers delegated by the Company’s AGM held on March 16, 2012, the same Board of Directors meeting on January 31, 2013 also plans to submit for approval under point five of the agenda, an agreement for the issue of debentures convertible into ordinary BBVA shares, excluding the preemptive subscription right.

Should the agreement be approved, and for the purposes set out in articles 414, 417 and 511 of the Spanish Corporations Act, the mandatory Directors report explaining the conversion conditions and types will be issued, justifying the proposal for the abolition of the pre-emptive subscription right, to be accompanied, as appropriate, by another report drafted by an auditor other than the company’s auditor, appointed for this purpose by the Companies Register.

From January 1, 2013 to the date of preparation of these consolidated Financial Statements, no other subsequent events not mentioned above in these Financial Statements have taken place that significantly affect the Group’s earnings or its equity position. The most significant events mentioned in the Financial Statements are the sale of Afore Bancomer (see Note 3) and the payment of the second interim dividend (see Note 4).

60.	Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRS’s, as adopted by the European Union. Certain accounting practices applied by the Group that conform to EU-IFRS’s may not conform to other generally accepted accounting principles.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Appendices

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX I

Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A.

Balance sheets as of December 31, 2012 and 2011 of BBVA, S.A.
	Millions of Euros
ASSETS	December 2012	December 2011 (*)
CASH AND BALANCES WITH CENTRAL BANKS	11,079	13,629
FINANCIAL ASSETS HELD FOR TRADING	63,771	56,538
Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	12,437	7,898
Other equity instruments	2,199	997
Trading derivatives	49,135	47,643
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—
Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	—	—
Other equity instruments	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS	33,098	25,407
Debt securities	30,083	21,108
Other equity instruments	3,015	4,299
LOANS AND RECEIVABLES	237,029	262,923
Loans and advances to credit institutions	21,366	22,967
Loans and advances to customers	213,944	238,463
Debt securities	1,719	1,493
HELD-TO-MATURITY INVESTMENTS	10,162	10,955
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	226	146
HEDGING DERIVATIVES	3,708	3,681
NON-CURRENT ASSETS HELD FOR SALE	1,968	1,462
INVESTMENTS	28,524	27,954
Associates	4,499	4,159
Jointly controlled entities	4,013	3,933
Group entities	20,012	19,862
INSURANCE CONTRACTS LINKED TO PENSIONS	2,022	1,832
TANGIBLE ASSETS	1,461	1,504
Property, plants and equipment	1,460	1,503
For own use	1,460	1,503
Other assets leased out under an operating lease	—	—
Investment properties	1	1
INTANGIBLE ASSETS	729	567
Goodwill	—	—
Other intangible assets	729	567
TAX ASSETS	5,732	3,647
Current	787	282
Deferred	4,945	3,365
OTHER ASSETS	990	921

TOTAL ASSETS	400,499	411,166

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Balance sheets as of December 31, 2012 and 2011 of BBVA, S.A.
	Millions of Euros
LIABILITIES AND EQUITY	December 2012	December 2011 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	53,434	48,966
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Trading derivatives	48,849	45,803
Short positions	4,585	3,163
Other financial liabilities	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Subordinated liabilities	—	—
Other financial liabilities	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	305,917	323,518
Deposits from central banks	40,557	32,649
Deposits from credit institutions	48,962	44,676
Customer deposits	163,798	184,966
Debt certificates	42,025	46,559
Subordinated liabilities	5,169	9,895
Other financial liabilities	5,406	4,773
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—
HEDGING DERIVATIVES	2,586	2,475
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—
PROVISIONS	6,696	6,397
Provisions for pensions and similar obligations	4,998	4,966
Provisions for taxes and other legal contingencies	—	—
Provisions for contingent exposures and commitments	176	159
Other provisions	1,522	1,272
TAX LIABILITIES	450	373
Current	—	—
Deferred	450	373
OTHER LIABILITIES	1,610	1,786

TOTAL LIABILITIES	370,693	383,515

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Balance sheets as of December 31, 2012 and 2011 of BBVA, S.A.
	Millions of Euros
LIABILITIES AND EQUITY (Continued)	December 2012	December 2011 (*)
STOCKHOLDERS’ EQUITY	30,783	28,504
Common Stock	2,670	2,403
Issued	2,670	2,403
Less: Unpaid and uncalled (-)	—	—
Share premium	20,968	18,970
Reserves	7,049	6,817
Other equity instruments	43	29
Equity component of compound financial instruments	—	—
Other equity instruments	43	29
Less: Treasury stock (-)	(41)	(19)
Net Income	1,428	1,428
Less: Dividends and remuneration (-)	(1,334)	(1,124)
VALUATION ADJUSTMENTS	(977)	(853)
Available-for-sale financial assets	(938)	(782)
Cash flow hedging	(40)	(30)
Hedges of net investments in foreign operations	—	—
Exchange differences	19	(32)
Non-current assets held-for-sale	—	—
Other valuation adjustments	(18)	(9)

TOTAL EQUITY	29,806	27,651

TOTAL LIABILITIES AND EQUITY	400,499	411,166

	Millions of Euros
MEMORANDUM ITEM	December 2012	December 2011(*)
CONTINGENT EXPOSURES	64,373	60,760
CONTINGENT COMMITMENTS	50,202	55,450

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Income Statements for the years ended
December 31, 2012 and 2011 of BBVA, S.A.	Millions of Euros
	December 2012	December 2011 (*)
INTEREST AND SIMILAR INCOME	9,099	9,668
INTEREST AND SIMILAR EXPENSES	(4,875)	(5,653)
NET INTEREST INCOME	4,224	4,015
DIVIDEND INCOME	5,117	3,542
FEE AND COMMISSION INCOME	1,730	1,723
FEE AND COMMISSION EXPENSES	(322)	(297)
LIABILITIES	987	490
Financial instruments held for trading	580	583

Other financial instruments at fair value through profit or loss	—	—

Other financial instruments not at fair value through profit or loss	407	(93)
Rest	—	—
EXCHANGE DIFFERENCES (NET)	(307)	72
OTHER OPERATING INCOME	93	103
OTHER OPERATING EXPENSES	(272)	(129)
GROSS INCOME	11,250	9,519
ADMINISTRATION COSTS	(3,668)	(3,641)
Personnel expenses	(2,264)	(2,278)
General and administrative expenses	(1,404)	(1,363)
DEPRECIATION AND AMORTIZATION	(380)	(322)
PROVISION (NET)	(969)	(792)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(5,668)	(2,088)
Loans and receivables	(5,653)	(2,092)

Other financial instruments not at fair value through profit or loss	(15)	4
NET OPERATING INCOME	565	2,676
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	543	(1,510)
Goodwill and other intangible assets	—	—
Other assets	543	(1,510)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	14	13
NEGATIVE GOODWILL	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(488)	(244)
INCOME BEFORE TAX	634	935
INCOME TAX	751	462
INCOME FROM CONTINUING TRANSACTIONS	1,385	1,397
INCOME FROM DISCONTINUED TRANSACTIONS (NET)	43	31
NET INCOME FOR THE PERIOD	1,428	1,428

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Statements of Recognized Income and Expenses for the years ended
December 31, 2012 and 2011 of BBVA, S.A.	Millions of Euros
	December 2012	December 2011 (*)
NET INCOME FOR THE PERIOD	1,428	1,428
OTHER RECOGNIZED INCOME (EXPENSES)	(124)	(827)
Available-for-sale financial assets	(176)	(990)
Valuation gains/(losses)	(343)	(972)
Amounts removed to income statement	167	(18)
Reclassifications	—	—
Cash flow hedging	(14)	32
Valuation gains/(losses)	(14)	2
Amounts removed to income statement	—	30
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—
Hedges of net investment in foreign operations	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Exchange differences	73	(44)
Valuation gains/(losses)	73	(47)
Amounts removed to income statement	—	3
Reclassifications	—	—
Non-current assets held for sale	—	—
Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—
Actuarial gains and losses in post-employment plans	(13)	(12)
Rest of recognized income and expenses	—	—
Income tax	6	187

TOTAL RECOGNIZED INCOME/EXPENSES	1,304	601

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Statement of Changes in Equity for the years ended December 31, 2012 and 2011 of BBVA, S.A.

	Millions of Euros
	Stockholder’s Equity
2012	Common Stock	Share premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity	Valuation Adjustments	Total Equity
Balances as of January 1, 2012	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651

Total income/expense recognized	—	—	—	—	—	1,428	—	1,428	(124)	1,304

Other changes in equity	267	1,998	232	14	(22)	(1,428)	(210)	851	—	851
Common stock increase	73	—	(73)	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	194	1,998	—	—	—	—	—	2,192	—	2,192
Increase of other equity instruments	—	—	—	17	—	—	—	17	—	17
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(1,083)	(1,083)	—	(1,083)
Transactions including treasury stock and other equity instruments (net)	—	—	17	—	(22)	—	—	(5)	—	(5)
Transfers between total equity entries	—	—	289	15	—	(1,428)	1,124	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(1)	(18)	—	—	(251)	(270)	—	(270)
Of which:	—	—	—	—	—	—	—	—	—	—
Acquisition of the free allotment rights	—	—	—	—	—	—	251	251	—	251
Balances as of December 31, 2012	2,670	20,968	7,049	43	(41)	1,428	(1,334)	30,783	(977)	29,806

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Statement of Changes in Equity for the years ended December 31, 2011 and 2010 of BBVA, S.A.

	Millions of Euros
	Stockholder’s Equity
2011	Common Stock	Share premium	Reserves	Other Equity Instruments	Less: Treasury Stock	Profit for the Period	Less: Dividends and Remunerations	Total Stockholders’ Equity	Valuation Adjustments	Total Equity (*)
Balances as of January 1, 2011	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

Total income/expense recognized	—	—	—	—	—	1,428	—	1,428	(827)	601

Other changes in equity	202	1,866	1,703	6	65	(2,904)	(45)	893	—	893
Common stock increase	68	—	(68)	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	134	1,866	—	—	—	—	—	2,000	—	2,000
Increase of other equity instruments	—	—	—	18	—	—	—	18	—	18
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(945)	(945)	—	(945)
Transactions including treasury stock and other equity instruments (net)	—	—	10	—	65	—	—	75	—	75
Transfers between total equity entries	—	—	1,837	(12)	—	(2,904)	1,079	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	(76)	—	—	—	(179)	(255)	—	(255)
Of which:	—	—	—	—	—	—	—	—	—	—
Acquisition of the free allotment rights	—	—	—	—	—	—	(179)	(179)	—	(179)
Balances as of December 31, 2011	2,403	18,970	6,817	29	(19)	1,428	(1,124)	28,504	(853)	27,651

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Cash Flows Statements for the years ended
December 31, 2012 and 2011 of BBVA, S.A.	Millions of Euros
	December 2012	December 2011 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	1,464	18,867
Profit for the period	1,428	1,428

Adjustments to obtain the cash flow from operating activities:	1,378	2,060
Amortization	380	322
Other adjustments	998	1,738
Net increase/decrease in operating assets	(8,147)	4,547
Financial assets held for trading	7,233	5,190

Other financial assets at fair value through profit or loss	—	—
Available-for-sale financial assets	7,691	(1,305)
Loans and receivables	(25,893)	(1,250)
Other operating assets	2,822	1,912
Net increase/decrease in operating liabilities	(8,738)	20,385
Financial liabilities held for trading	4,468	13,286
Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities at amortized cost	(12,931)	6,046
Other operating liabilities	(275)	1,053
Collection/Payments for income tax	(751)	(459)
CASH FLOWS FROM INVESTING ACTIVITIES (2)	(239)	(7,135)
Investment	1,811	8,588
Tangible assets	167	262
Intangible assets	353	290
Investments	77	5,034
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	1,154	1,185
Held-to-maturity investments	60	1,817
Other settlements related to investing activities	—	—
Divestments	1,572	1,453
Tangible assets	12	23
Intangible assets	—	—
Investments	67	238
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	640	384
Held-to-maturity investments	853	808
Other collections related to investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(3,774)	(2,230)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
CASH FLOWS STATEMENTS (Continued)	December 2012	December 2011 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	(3,774)	(2,230)
Investment	6,348	5,415
Dividends	1,279	1,038
Subordinated liabilities	2,360	1,626
Treasury stock amortization	—	—
Treasury stock acquisition	2,573	2,751
Other items relating to financing activities	136	—
Divestments	2,574	3,185
Subordinated liabilities	—	339
Common stock increase	—	—
Treasury stock disposal	2,574	2,776
Other items relating to financing activities	—	70
EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(1)	(38)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	(2,550)	9,464
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	13,629	4,165
CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	11,079	13,629

(*)	Presented for comparison purposes only

	Millions of Euros
COMPONENTS OF CASH AND EQUIVALENTS AT END OF THE PERIOD	December 2012	December 2011(*)
Cash	587	595
Balance of cash equivalent in central banks	10,492	13,034
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	11,079	13,629

(*)	Presented for comparison purposes only

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX II

Additional information on consolidated subsidiaries composing the BBVA Group

						Thousands of Euros(*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA) (****)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	318,504	642,259	129,123	346,404	166,732
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER, S.A DE C.V. (****)	MEXICO	PENSION FUNDS MANAGEMENT	17.50	82.50	100.00	403,834	308,914	76,200	130,886	101,828
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A. (****)	ECUADOR	PENSION FUNDS MANAGEMENT	—	100.00	100.00	5,852	9,699	3,844	2,110	3,745
AFP HORIZONTE, S.A. (****)	PERU	PENSION FUNDS MANAGEMENT	24.85	75.15	100.00	63,173	116,328	40,872	44,427	31,029
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	11,087	5,110	4,206	1,771
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	15,828	16,780	951	15,830	(1)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	150,170	555,316	424,992	188,772	(58,448)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.00	100.00	4,387	20,507	15,402	4,885	220
ANIDA GRUPO INMOBILIARIO, S.L.(**)	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	(889,048)	1,954,174	(857,967)	(1,985,255)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.00	100.00	106,983	92,369	4	92,454	(89)
ANIDA OPERACIONES SINGULARES, S.A.(***)	SPAIN	REAL ESTATE	—	100.00	100.00	(3,184,111)	4,502,021	7,659,415	(1,391,673)	(1,765,721)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	90,881	136,228	45,315	91,617	(704)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	1,312	2,308	1,004	956	348
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.00	100.00	(6,471)	19,556	33,856	(3,295)	(11,005)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.00	100.00	371	884	512	188	184
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	962	10,960	9,996	181	783
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	100	1,995	1,894	8	93
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	—	100.00	30,369	176,086	116,461	47,050	12,575
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	737,186	739,078	1,892	732,175	5,011
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	—	91,900	110,370	3,784	(22,254)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	—	368,870	322,854	81,593	(35,577)
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	—	263,862	311,980	8,286	(56,404)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	—	100.00	100.00	—	11,514	70	13,788	(2,344)
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	—	310,693	327,488	68,466	(85,261)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	371	40,188	43,852	4,327	(7,991)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	—	180,842	197,229	(2,157)	(14,230)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	63,000	85,956	60,944	53,881	(28,869)
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	2,048	2,621	764	926	931
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,609,005	1,371,845	209,469	27,691
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	47.22	52.78	100.00	320,663	6,203,336	5,873,026	389,523	(59,213)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.18	68.18	707,505	14,741,551	13,703,323	933,954	104,274
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	100,451	2,094,644	1,947,251	126,278	21,115
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	—	46.10	46.10	1,158,070	14,762,318	13,506,854	888,008	367,456
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.86	99.86	15,173	19,101	170	18,626	305
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,131,700	1,108,123	5,031	18,546
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	100,746	1,487	54,433	44,826
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,006	91	17,764	151
BANCO PROVINCIAL OVERSEAS N.V. (2)	CURAÇAO	BANKING	—	100.00	100.00	67,581	337,501	268,332	40,716	28,453
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,037	19,976,746	18,089,735	1,154,214	732,797

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from BBVA, S. A.
(***)

This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S. L.In addition, the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010 of March 31, are not counted for purposes of Article 363 of the Companies Act Capital.

(****)	Non-currentas sets held for sale
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)
(2)	The ownership percentage is 48%, however proportionate consolidation method is used (see Glossary)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,994	2,312	318	1,996	(2)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	5,196	7,754	2,558	3,230	1,966
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	28	31	1	34	(4)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	25,232	62,084	36,674	15,826	9,584
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	479,328	1,784,007	107	1,567,539	216,361
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	LUXEMBOURG	VARIABLE CAPITAL	100.00	—	100.00	1,500	1,554	54	1,467	33
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	2,656	3,326	669	913	1,744
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	13,957	34,160	20,202	9,463	4,495
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	—	46.10	46.10	13,071	16,402	3,331	10,166	2,905
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	36,813	42,137	5,300	27,169	9,668
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	84,929	58,398	12,170	14,361
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS, LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	—	100.00	6,718	32,898	26,464	7,916	(1,482)
BBVA AUTORENTING SPA (****)	ITALY	SERVICES	—	100.00	100.00	14,857	286,769	254,083	36,481	(3,795)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	12,349,982	12,276,270	73,197	515
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.38	75.99	157,370	6,816,365	6,024,011	576,098	216,256
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	34,018	53,597	19,577	15,137	18,883
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	56,766	298,564	241,799	44,246	12,519
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	614	62,542	61,928	540	74
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	37,468	35,419	(2,217)	26,117	11,519
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	—	100.00	100.00	6,824,095	75,845,053	69,048,794	5,424,644	1,371,615
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	—	100.00	16,266	42,298	4,497	36,268	1,533
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	24,457	11,758	7,264	5,435
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	37,024	36,643	412	(31)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	60.16	39.84	100.00	118,460	128,936	172	123,837	4,927
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	376,587	13,099,342	11,873,595	1,033,377	192,370
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	2,079	4,727	2,649	114	1,964
BBVA COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	8,294,484	8,390,706	96,222	7,912,518	381,966
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	9,007	54,910	45,902	8,957	51
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	109,790	112,135	2,348	100,995	8,792
BBVA COMPASS INVESTMENT SOLUTIONS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	74,905	86,496	11,590	63,540	11,366
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,571	78,459	53,212	18,411	6,836
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.00	100.00	477	1,299	455	692	152
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	4,364	4,806	430	4,335	41
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	30,860	33,950	3,087	21,252	9,611
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER (REAL ESTATE)	—	100.00	100.00	46,208	505,705	459,498	50,663	(4,456)
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	2,186	7,533	4,025	3,377	131
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	621	680	59	157	464
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.00	100.00	7,515	82,206	74,690	6,692	824
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.00	100.00	3,324	11,861	16	11,918	(73)
BBVA FINANZIA, S.p.A	ITALIA	FINANCIAL SERVICES	100.00	—	100.00	40,017	807,199	779,754	36,497	(9,052)

(*)	Information on foreign companies at exchange rate on December 31, 2012
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)
(****)	Non-currentas sets held for sale

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	9,527	12,920	3,391	7,268	2,261
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.00	100.00	2,418	3,060	621	2,066	373
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	11,592	298	10,202	1,092
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	998	7,561	105	7,360	96
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	—	476,466	472,681	3,712	73
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	—	100.00	90	388,913	388,849	66	(2)
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A. (****)	COLOMBIA	PENSION FUNDS MANAGEMENT	78.52	21.44	99.96	62,061	235,182	49,891	147,066	38,225
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.11	68.11	5,192	44,236	36,612	8,114	(490)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39,205	365,072	318,904	43,621	2,547
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	—	100.00	1	11,772	9,212	2,529	31
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	1,721,489	1,720,787	720	(18)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	617,330	1,647,970	2,261	1,393,591	252,118
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	—	100.00	180,381	613,711	423,054	183,117	7,540
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.00	100.00	9,385	21,130	11,745	10,114	(729)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	321,601	21,287	289,273	11,041
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	60	101,478	91,195	6,092	4,191
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	—	95.00	—	—	—	—	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	—	100.00	22,598	1,251,671	1,109,556	123,176	18,939
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	—	146	—
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	99.98	0.02	100.00	3,907	13,460	3,528	4,783	5,149
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	—	100.00	12,922	65,991	36,795	15,737	13,459
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	508	2	515	(9)
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	—	100.00	100.00	1,262,184	1,337,190	15,747	1,348,713	(27,270)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.00	100.00	656	82,801	58,076	18,330	6,395
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	—	100.00	100.00	175,966	175,972	6	136,384	39,582
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	20,546	806,443	741,540	57,641	7,262
BBVA RENTING, SPA (****)	ITALY	SERVICES	—	100.00	100.00	1,755	96,842	93,023	3,046	773
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	56,911	99,916	36,786	73,444	(10,314)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,536	62,701	46,316	15,509	876
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	460,628	369,690	64,239	26,699
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	—	100.00	100.00	93,590	312,185	218,387	57,449	36,349
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	14,116,608	13,637,423	194,190	284,995
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	60	15,110,771	15,109,424	1,142	205
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.00	100.00	6,106	12,492	6,386	193	5,913
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	11,443	2,443	7,031	1,969
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.49	97.49	20,214	69,519	48,782	18,508	2,229
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	—	100.00	100.00	4,374	5,392	1,612	6,256	(2,476)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	130	287,218	286,491	624	103
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	66,905	1,354,711	898,580	431,987	24,144
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	6,379	24,480	11,035	13,438	7

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from Blue Indico Investments, S.L.
(****)	Non-currentas sets held for sale

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	—	100.00	350	2,895,485	2,895,372	190	(77)
BBVA USA BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	—	100.00	8,493,414	8,315,328	71	7,933,791	381,466
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER (REAL ESTATE)	—	100.00	100.00	6,162	7,454	1,301	4,064	2,089
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	6,167	6,586	420	6,650	(484)
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	147,559	29,166	79,066	39,327
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	39,753	40,043	290	39,605	148
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.00	100.00	12,788	13,180	393	12,751	36
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	61	18,128	18,020	92	16
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	1,261	125,400	123,783	1,575	42
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	419	166,489	165,086	1,405	(2)
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	42,069	42,306	3	42,375	(72)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	7,775	9,723	1,949	5,872	1,902
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	92,018	91,360	20,341	(399,253)	470,272
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	96,320	157,492	61,170	58,029	38,293
CATALONIA GEBIRA, S.L,	SPAIN	REAL ESTATE	—	81.66	81.66	3,837	54,143	51,975	603	1,565
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	—	40,265	31,056	10,350	(1,141)
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	—	100.00	4,648	5,974	203	5,643	128
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.00	100.00	108	190	2	188	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	14,941	9,993	118	15,097	(5,222)
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	4,754	223,419	210,893	19,287	(6,761)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	53,164	53,161	3,239	50,654	(732)
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	—	46.10	46.10	342	1,193	919	163	111
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.00	100.00	1,209	2,401	1,188	1,012	201
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	580,314	545,690	191	542,880	2,619
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	369,980	369,981	—	369,086	895
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	3,161	3,162	1	3,163	(2)
COMPASS BANK	UNITED STATES	BANKING	—	100.00	100.00	8,266,068	56,622,359	48,356,291	7,881,099	384,969
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	5,878,794	5,878,795	—	5,806,859	71,936
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	36,088	45,182	9,094	35,718	370
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.00	100.00	5,105,520	5,105,963	443	5,038,967	66,553
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	60,946	60,949	2	60,910	37
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	2,005,046	2,015,528	10,481	1,979,624	25,423
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27	27	—	27	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.00	100.00	2,843	3,115	274	2,841	—
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	4,200,487	4,200,769	283	4,146,574	53,912
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1,715	1,732	16	1,717	(1)

(*)	Information on foreign companies at exchange rate on December 31, 2012
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27	27	—	27	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.00	100.00	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1,385	16,425	13,853	3,195	(623)
CONTENTS AREA, S.L.	SPAIN	SERVICES	—	100.00	100.00	6,119	7,145	1,026	8,510	(2,391)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER (REAL ESTATE)	—	46.10	46.10	9,905	21,548	11,644	8,826	1,078
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.00	100.00	—	442,847	442,847	—	—
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	—	46.10	46.10	524	557	34	491	32
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	3,763	7,677	3,913	3,031	733
COPROMED S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	90	87	23	(23)	87
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	509,716	1,266,743	388,530	(116,348)	994,561
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	60,107	107,477	24,571	83,144	(238)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,643	1,645	3	1,596	46
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	100.00	100.00	6,608	8,709	2,101	(4)	6,612
ECOARENYS, S.L. (***)	SPAIN	REAL ESTATE	—	50.00	50.00	—	21,668	52,515	(26,460)	(4,387)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	99.04	99.04	6,714	7,807	878	6,156	773
EL MILANILLO, S.A.(**)	SPAIN	REAL ESTATE	—	100.00	100.00	11,712	7,652	497	15,600	(8,445)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	167	285	122	163	—
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	—	100.00	100.00	2,603	6,936	4,156	4,125	(1,345)
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	9,139	8,714	36	8,651	27
ESPAIS SABADELL, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	6,899	22,816	17,518	7,005	(1,707)
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	—	100.00	—	332	31	3,862	(3,561)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	30	—	30	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	—	87.50	1,974	38,661	7,497	26,065	5,099
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	50,694	458,621	400,115	53,169	5,337
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	43,160	321,791	288,401	30,522	2,868
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,599	2,599	141	2,052	406
FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	25,832	25,949	117	24,185	1,647
FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	39,788	40,663	876	37,204	2,583
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	97.79	97.79	27,244	26,630	1,339	24,728	563
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1[a]	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	77,532	75,412	2,251	(131)
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2[a]	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	37,013	36,247	844	(78)
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3[a]	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	—	224,352	186,460	29,191	8,701
MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4[a]	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	28	192,655	192,650	768	(763)
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,549	2,769	204	2,565	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	—	100.00	51	34	—	34	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	4,527	22,897	18,371	9,433	(4,907)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	—	100.00	68,561	445,384	411,620	23,373	10,391
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	—	100.00	100.00	17,981	21,382	3,407	20,004	(2,029)
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	—	100.00	100.00	6,539	6,590	54	6,479	57

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from Anida Operaciones Singulares, S.A.
(***)	This company has an equity loan from Promotora del Vallés, S.L.
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	—	75.52	75.52	13,985	125,149	108,820	12,454	3,875
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	75.50	75.50	119,678	1,027,727	890,080	89,043	48,604
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	653	1,734	1,108	539	87
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	—	60.00	8,830	27,909	2,391	21,028	4,490
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	—	100.00	100.00	614	1,990	1,439	740	(189)
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	948	5,739	2,979	2,365	395
GRAN JORGE JUAN, S.A.(**)	SPAIN	REAL ESTATE	100.00	—	100.00	293,646	717,267	460,188	259,261	(2,182)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	—	90.00	90.00	—	135	140	42	(47)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	—	99.97	6,677,287	8,267,767	961	6,601,198	1,665,608
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	72.05	72.05	3,498	22,142	17,288	8,342	(3,488)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	27,726	29,115	1,390	27,735	(10)
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(27,497)	47,126	74,623	(25,791)	(1,706)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	35,103	35,103	—	35,327	(224)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	9,457	9,467	10	9,462	(5)
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	—	100.00	100.00	—	854	1,418	(392)	(172)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	—	100.00	100.00	135	184	48	231	(95)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	11,903	34,138	8,228	22,328	3,582
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	—	50.00	123,678	1,231,723	24	876,539	355,160
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	7,473	7,634	160	7,647	(173)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	—	100.00	100.00	499,959	500,121	161	495,443	4,517
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100.00	100.00	497,543	497,542	—	493,356	4,186
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	5,115	14,698	—	11,706	2,992
IMOBILIARIA DUQUE D’AVILA, S.A.	PORTUGAL	REAL ESTATE	—	100.00	100.00	8,571	21,830	12,699	10,869	(1,738)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	—	99.99	99.99	—	—	—	—	—
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	—	46.10	46.10	4,388	6,006	1,617	387	4,002
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	—	100.00	100.00	74	74	—	74	—
INVERAHORRO, S.L.(**)	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	—	65,732	67,501	(2,418)	649
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	3,400	32,803	35,192	11,644	(14,033)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	—	48.00	11,390	70,499	1,466	40,576	28,457
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	—	100.00	1,307	1,361	92	1,480	(211)
INVERSIONES DE INNOVACIÓN EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	3	2	—	2	—
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.46	60.46	—	26	—	26	—
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	8,564	8,674	141	9,113	(580)
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.00	100.00	—	6,012	17,789	(10,549)	(1,228)
ITINERARI 2002, S.L.	SPAIN	SERVICES	—	52.08	52.08	18	401	246	202	(47)
L’EIX IMMOBLES, S.L. (****)	SPAIN	REAL ESTATE	—	90.00	90.00	—	17,877	24,556	(4,877)	(1,802)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	937,763	937,826	62	926,783	10,981
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	12,635	10,286	579	18,022	(8,315)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	3,000	3,030	10	2,996	24

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from BBVA, S. A.
(***)	This company has an equity loan from lnverpro Desenvolupament, S.L.
(****)	This company has an equity loan from Promotora del Vallés, S.L.
(1)	Proportionate consolidation method is used according to accounting rules (see Glossary)

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	90	1,181	1,091	131	(41)
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	413	2,336	1,923	384	29
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	22,848	28,205	5,356	20,451	2,398
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.00	100.00	72,279	75,177	2,899	67,413	4,865
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,067	26,707	22,809	(467)	4,365
OPPLUS S.A.C	PERU	SERVICES	—	100.00	100.00	639	948	12	904	32
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	968	6,579	10,908	(1,373)	(2,956)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.00	100.00	7,646	7,650	4	7,635	11
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	—	100.00	94,093	94,096	4	96,159	(2,067)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.00	100.00	216,736	3,276,091	3,059,346	173,973	42,772
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	271,833	290,497	18,665	268,384	3,448
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	71,576	71,557	(19)	74,311	(2,735)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	21,476	21,476	—	21,477	(1)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,841	2,071	230	1,855	(14)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	413	787	414	581	(208)
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	9.73	90.27	100.00	15,638	28,517	11,441	14,216	2,860
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	1,213	12,402	11,504	1,599	(701)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	128	—	128	—
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	—	100.00	100.00	44,000	150,039	220,066	6,497	(76,524)
PROMOU CT 3AG DELTA, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	160	9,365	10,630	(3,479)	2,214
PROMOU CT EIX MACIA, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	—	18,847	22,442	(2,412)	(1,183)
PROMOU CT GEBIRA, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	—	9,410	11,131	(291)	(1,430)
PROMOU CT OPENSEGRE, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	(100)	22,596	32,434	(6,421)	(3,417)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	3,983	11,307	7,741	4,596	(1,030)
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	—	100.00	100.00	—	86,796	121,423	(22,396)	(12,231)
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	—	—	—
PROVIDA INTERNACIONAL, S.A. (****)	CHILE	PENSION FUNDS MANAGEMENT	—	100.00	100.00	53,610	53,729	118	36,481	17,130
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	90.00	90.00	1,645	4,910	2,898	2,347	(335)
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	—	100.00	100.00	1,758	1,876	114	1,775	(13)
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	—	100.00	100.00	731	16,192	19,339	(667)	(2,480)
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	—	100.00	100.00	1,047	7,127	6,008	947	172
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	7,304	1,330	204	1,123	3
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.00	100.00	73	69	42	27	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	—	100.00	72	7,308	3,391	3,917	—
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	—	99.23	2,103	6,724	5,375	4,294	(2,945)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	8,921	8,854	1,143	7,621	90
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.00	100.00	24,702	29,278	4,576	24,702	—
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.00	100.00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	236	7,866	7,629	211	26

(*)	Information on foreign companies at exchange rate on December 31, 2012
(**)	This company has an equity loan from Arrels CT Promou, S.A.
(***)	This company has an equity loan from Promotora del Vallés, S.L.
(****)	Non-currentas sets held for sale

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	564,718	565,820	1,102	553,156	11,562
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	—	100.00	100.00	3,519	18,500	400	3,502	14,598
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	24.99	75.01	100.00	499,834	2,969,190	2,503,963	245,322	219,905
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.00	100.00	43,415	66,465	23,044	29,420	14,001
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	443	6,489	6,047	419	23
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,618	7,779	6,135	1,441	203
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	4,449	7,030	2,582	3,970	478
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.00	100.00	1,931	13,056	11,043	1,850	163
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	SPAIN	SERVICES	—	100.00	100.00	153	3,110	2,148	918	44
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	—	100.00	112,914	112,976	72	114,375	(1,471)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	—	77.20	138	145	—	154	(9)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	1,407	1,405	5	1,454	(54)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	541	567	27	540	—
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	—	100.00	25,163	27,504	2,341	40,274	(15,111)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	356	11,727	11,371	343	13
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	235	7,823	7,588	228	7
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	936,202	936,743	541	923,155	13,047
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	1,174	39,121	37,946	1,135	40
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	590	19,648	19,058	570	20
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	8,497	11,823	3,327	7,959	537
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.00	100.00	112	2,547	2,841	(278)	(16)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	186,291	186,375	83	183,645	2,647
TWOENC, INC	UNITED STATES	FINANCIAL SERVICES	—	100.00	100.00	(1,179)	1,131	2,310	(1,179)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	2	4	1	3	—
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.00	100.00	2,240	4,987	2,747	1,837	403
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	—	100.00	100.00	2,410	2,681	9	2,650	22
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	17,478	15,065	2,323	90
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.00	100.00	—	197,584	172,111	20,363	5,110
UNNIM BANC, S.A.	SPAIN	BANKING	100.00	—	100.00	—	28,043,657	27,705,851	646,709	(308,903)
UNNIM GESFONS SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	7,642	9,524	550	8,887	87
UNNIM PROTECCIO, S.A.	SPAIN	INSURANCES SERVICES	—	50.00	50.00	8,392	52,784	33,606	18,156	1,022
UNNIM SERVEIS DE DEPENDENCIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	278	758	127	542	89
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	7,214	646,134	419,992	189,206	36,936
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	SPAIN	FINANCIAL SERVICES	—	100.00	100.00	70	4,315	1,596	2,485	234
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	—	100.00	174,752	1,312,166	1,150,519	140,595	21,052
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	—	60.60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	—	100.00	1,200	10,632	3,277	8,522	(1,167)
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	—	70.00	70.00	—	3	634	(567)	(64)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,499	2,499	1	2,394	104

(*)	Information on foreign companies at exchange rate on December 31, 2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX III

Additional information on the jointly controlled companies accounted for under the proportionate consolidation method in the BBVA Group

						Thousands of Euros (*)
			% Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	URUGUAY	FINANCIAL SERVICES	—	34.00	34.00	1,464	8,172	1,003	4,353	2,816
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER (REAL ESTATE)	50.01	—	50.01	12,600	861,710	828,428	30,381	2,901
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	SPAIN	SERVICES	—	31.00	31.00	2,146	8,878	1,952	6,924	2
DOMENIA CREDIT IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	26,099	116,337	104,457	7,259	4,621
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	323,300	343,298	51,417	292,770	(889)
GARANTI BANK MOSCOW	RUSSIA	BANKING	—	100.00	100.00	91,545	351,050	280,186	63,014	7,850
GARANTI BANK SA	ROMANIA	BANKING	—	100.00	100.00	233,571	1,509,377	1,317,936	202,968	(11,527)
GARANTI BILISIM TEKNOLOJISI VE TIC. TAS	TURKEY	SERVICES	—	100.00	100.00	43,528	16,202	2,842	10,047	3,313
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	—	84.91	84.91	24,010	1,812,518	1,569,933	186,816	55,769
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	—	81.84	81.84	55,609	828,866	784,278	35,946	8,642
GARANTI FINANSAL KIRALAMA A.S.	TURKEY	FINANCIAL SERVICES	—	99.96	99.96	47,023	1,207,423	982,677	205,009	19,737
GARANTI HIZMET YONETIMI A.S	TURKEY	FINANCIAL SERVICES	—	96.40	96.40	31	700	137	127	436
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	322,889	324,493	14	324,532	(53)
(GARANTI MORTGAGE)	TURKEY	SERVICES	—	100.00	100.00	318	789	49	596	144
GARANTI ODEME SISTEMLERI A.S.(GOSAS)	TURKEY	FINANCIAL SERVICES	—	99.96	99.96	177	14,860	8,269	5,983	608
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	3,580	9,280	1,553	6,542	1,185
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	TURKEY	SERVICES	—	99.99	99.99	21	235	—	249	(14)
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	—	100.00	100.00	25,573	26,297	12,529	13,535	233
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	—	100.00	100.00	484,737	4,601,361	4,152,175	404,626	44,560
GOLDEN CLOVER STICHTING CUSTODY	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	125	125	—	125	—
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERVICES	—	50.00	50.00	14,371	46,435	17,694	37,116	(8,375)
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	38,423	93,101	79,162	12,375	1,564
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.00	50.00	16,943	297,095	263,209	20,952	12,934
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	—	100.00	100.00	40,722	74,754	67,784	6,101	869
SAFEKEEPING CUSTODY COMPANY B.V.	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	18	18	—	18	—
STICHTING SAFEKEEPING	NETHERLANDS	INVESTMENT COMPANY	—	100.00	100.00	—	18	18	—	—
STICHTING UNITED CUSTODIAN	NETHERLANDS	FINANCIAL SERVICES	—	100.00	100.00	125	125	—	125	—
TURKIYE GARANTI BANKASI A.S	TURKEY	BANKING	25.01	—	25.01	3,919,527	67,710,108	58,661,918	7,700,755	1,347,435
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	—	50.00	50.00	85,557	2,330,945	2,077,111	241,167	12,667

(*)	Information on foreign companies at exchange rate on December 31, 2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX IV

Additional information on investments in associates and jointly controlled companies accounted for under the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this group)

			% of Voting Rights			Thousands of Euros (*)
			Controlled by the Bank			Net Carrying Amount	Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total		Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	FINANCIAL SERVICES	—	37.50	37.50	5,397	144,645	122,525	22,075	45
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,443	14,834	9,239	5,093	502
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	5,013	40,817	15,569	25,372	(124)
ALTITUDE SOFTWARE SGPS, S.A.	PORTUGAL	SERVICES	—	31.00	31.00	8,856	21,528	11,854	7,685	1,989
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	3,690	8,201	318	7,810	73
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	23,774	55,041	8,799	50,878	(4,636)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	23,787	55,063	8,798	50,879	(4,614)
CAMARATE GOLF, S.A.	SPAIN	REAL ESTATE	—	26.00	26.00	2,232	18,509	3,422	15,380	(293)
CHINA CITIC BANK CORPORATION LIMITED CNCB	CHINA	BANKING	15.00	—	15.00	5,372,496	339,005,737	317,093,086	18,485,732	3,426,919
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	—	29.68	592,988	17,438,095	15,709,158	1,719,663	9,274
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	18.81	—	18.81	15,166	81,261	7,543	62,780	10,938
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	5,849	13,829	3,580	8,957	1,292
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	—	50.00	50.00	135,312	491,944	220,636	258,924	12,384
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	—	20.00	20.00	5,886	613,789	584,601	28,809	378
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	—	20.00	20.00	4,379	390,730	369,131	21,416	183
I+D MEXICO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	15,423	73,235	33,707	27,751	11,778
LAS PEDRAZAS GOLF, S.L.	SPAIN	REAL ESTATE	—	50.00	50.00	2,013	69,595	55,463	16,433	(2,301)
METROVACESA, S.A.	SPAIN	REAL ESTATE	17.34	0.02	17.36	317,122	5,931,662	5,442,084	651,807	(162,229)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	—	38.53	38.53	67,207	688,238	485,330	242,852	(39,944)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.08	1.160	17.24	2,477	85,742	78,588	6,012	1,142
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.00	40.00	17,052	268,379	243,804	18,470	6,105
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUND MANAGEMENT		37.87	37.87	7,534	23,131	9,042	4,883	9,206
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES		46.14	46.14	4,937	21,381	11,606	9,405	369
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)	SPAIN	SERVICES		66.67	66.67	4,808	17,076	13,208	3,344	525
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	21.06	1.53	22.59	8,356	65,934	32,904	27,774	5,256
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00		30.00	4,319	80,860	68,040	6,849	5,971
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY		24.12	24.12	53,686	693,867	455,541	213,891	24,435
VITAMEDICA S.A DE C.V.	MEXICO	INSURANCES SERVICES		50.99	50.99	2,666	13,278	6,425	5,847	1,006
OTHER COMPANIES						88,275

						6,803,143	366,426,400	341,103,999	22,006,772	3,315,629

(*)	Information on foreign companies at exchange rate on December 31, 2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX V

Changes and notification of investments and divestments in the BBVA Group in 2012

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	FOUNDING	INVESTMENT COMPANY	3	—	100.00%	100.00%	2/29/2012
UNNIM BANC, S.A.	ACQUISITION	BANKING	—	—	100.00%	100.00%	7/27/2012
ARRAHONA AMBIT, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRAHONA IMMO, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRAHONA NEXUS, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRAHONA RENT, S.L.U.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT FINSOL, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT LLOGUER, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT PATRIMONI I PROJECTES, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ARRELS CT PROMOU, S.A.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)	ACQUISITION	SERVICES	—	—	31.00%	31.00%	7/27/2012
AUMERAVILLA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
CAIXA DE MANLLEU PREFERENTS, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
CAIXA TERRASSA BORSA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	99.59%	99.59%	7/27/2012
CAIXA TERRASSA RENDA FIXA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	99.53%	99.53%	7/27/2012
CAIXA TERRASSA RF MIXTA, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	98.25%	98.25%	7/27/2012
CAIXA TERRASSA VIDA 1, SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	98.57%	98.57%	7/27/2012
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
CAIXASABADELL PREFERENTS, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
CAIXASABADELL TINELIA, S.L.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
CAIXASABADELL VIDA, S.A. COMPANYA D’ASSEGURANCES IREASSEGURANCES	ACQUISITION	INSURANCES SERVICES	—	—	50.00%	50.00%	7/27/2012
CATALONIA GEBIRA, S.L,	ACQUISITION	REAL ESTATE	—	—	81.66%	81.66%	7/27/2012
CATALONIA PROMODIS 4, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
ECOARENYS, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
L’EIX IMMOBLES, S.L.	ACQUISITION	REAL ESTATE	—	—	90.00%	90.00%	7/27/2012
ESPAIS SABADELL, S.A.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
HABITATGES INVERCAP, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
INVERPRO DESENVOLUPAMENT, S.L.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
ITINERARI 2002, S.L.	ACQUISITION	SERVICES	—	—	52.08%	52.08%	7/27/2012
PARCSUD PLANNER, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOTORA DEL VALLES, S.L.	ACQUISITION	INVESTMENT COMPANY	—	—	100.00%	100.00%	7/27/2012
PROMOU CT 3AG DELTA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT EIX MACIA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT GEBIRA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT OPENSEGRE, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU CT VALLES, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROMOU GLOBAL, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
PROV-INFI-ARRAHONA, S.L.	ACQUISITION	REAL ESTATE	—	—	100.00%	100.00%	7/27/2012
SELECTIVA CAPITAL SICAV, S.A.	ACQUISITION	VARIABLE CAPITAL	—	—	50.81%	50.81%	7/27/2012
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	7/27/2012
UNNIM GESFONS SGIIC, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	ACQUISITION	INSURANCES SERVICES	—	—	50.00%	50.00%	7/27/2012
UNNIM PROTECCIO, S.A.	ACQUISITION	INSURANCES SERVICES	—	—	50.00%	50.00%	7/27/2012
UNNIM SERVEIS DE DEPENDENCIA, S.A.	ACQUISITION	SERVICES	—	—	100.00%	100.00%	7/27/2012
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	ACQUISITION	FINANCIAL SERVICES	—	—	100.00%	100.00%	7/27/2012
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	ACQUISITION	VARIABLE CAPITAL	—	—	100.00%	100.00%	12/31/2012
INNOVATION 4 SECURITY, S.L.	FOUNDING	SERVICES	74	—	100.00%	100.00%	12/31/2012
INVERSIONES DE INNOVACIÓN EN SERVICIOS FINANCIEROS, S.L.	FOUNDING	INVESTMENT COMPANY	3	—	100.00%	100.00%	12/31/2012
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	FOUNDING	REAL ESTATE	—	—	100.00%	100.00%	12/31/2012
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	DILUTION EFFECT	REAL ESTATE	—	—	7.82%	97.79%	12/31/2012
IMOBILIARIA DUQUE D’AVILA, S.A.	ACQUISITION	REAL ESTATE	4,249	—	50.00%	100.00%	12/31/2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries and Jointly Controlled Companies Accounted for Under the Proportionate Method

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
INVERSORA OTAR, S.A.(1)	MERGER	INVESTMENT COMPANY	—	99.96%	—	4/2/2012
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	DISPOSAL	INSURANCES SERVICES	(2,663)	100.00%	—	3/31/2012
BBVA BANCO FRANCES, S.A.	DISPOSAL	BANKING	—	0.05%	75.99%	4/30/2012
PROXIMA ALFA SERVICES LTD.	LIQUIDATION	FINANCIAL SERVICES	(2,319)	100.00%	—	7/31/2012
PROXIMA ALFA INVESTMENTS (UK) LLP	LIQUIDATION	FINANCIAL SERVICES	1,081	51.00%	—	7/31/2012
SMARTSPREAD LIMITED (UK)	LIQUIDATION	SERVICES	(50)	100.00%	—	7/31/2012
BBVA COMPASS CONSULTING & BENEFITS, INC(2)	MERGER	FINANCIAL SERVICES	—	100.00%	—	8/31/2012
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	—	9/30/2012
CASA DE CAMBIO MULTIDIVISAS, S.A. DE C.V.	LIQUIDATION	SERVICES	(13)	100.00%	—	10/31/2012
CAIXASABADELL VIDA, S.A. COMPANYA D’ASSEGURANCES IREASSEGURANCES (3)	MERGER	INSURANCES SERVICES	—	50.00%	—	10/31/2012
SELECTIVA CAPITAL SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(1)	50.81%	—	10/31/2012
BBVA & PARTNERS ALTERNATIVE INVESTMENT, S.A.(4)	MERGER	SECURITIES DEALER	—	100.00%	—	11/30/2012
CAIXA TERRASSA BORSA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(2,359)	100,00%	—	11/30/2012
CAIXA TERRASSA RENDA FIXA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(1,615)	100.00%	—	11/30/2012
CAIXA TERRASSA RF MIXTA, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	(3,387)	99.89%	—	11/30/2012
CAIXA TERRASSA VIDA 1, SICAV, S.A.	LIQUIDATION	VARIABLE CAPITAL	4,883	99.99%	—	11/30/2012
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	DISPOSAL	BANKING	—	100.00%	—	12/31/2012
BBVA SEGUROS INC.	DISPOSAL	FINANCIAL SERVICES	—	100.00%	—	12/31/2012
BBVAPR HOLDING CORPORATION	DISPOSAL	INVESTMENT COMPANY	(14,881)	100.00%	—	12/18/2012
BBVA SECURITIES OF PUERTO RICO, INC.	DISPOSAL	FINANCIAL SERVICES	—	100.00%	—	12/31/2012
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	LIQUIDATION	REAL ESTATE	(40)	100.00%	—	12/31/2012
APLICA SOLUCIONES ARGENTINAS, S.A.	LIQUIDATION	SERVICES	1,254	100.00%	—	12/31/2012
ANIDA OPERACIONES SINGULARES, S.L.(5)	MERGER	REAL ESTATE	—	100.00%	—	12/31/2012
BBVA NOMINEES LIMITED	PERCENTAGE CORRECTION	SERVICES	—	5.00%	95.00%	12/31/2012

(1)	Acquiring company: BBVA BANCO FRANCES, S.A.
(2)	Acquiring company: BBVA COMPASS INSURANCE AGENCY, INC
(3)	Acquiring company: UNNIM VIDA, S.A.
(4)	Acquiring company: BBVA SEGUROS, S.A.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
METROVACESA, S.A.	ACQUISITION	REAL ESTATE	364,055	—	17.34%	17.34%	1/1/2012
AC HOTEL MANRESA, S.L.	ACQUISITION	SERVICES	—	—	50.00%	50.00%	7/27/2012
ACA, S.A. SOCIEDAD DE VALORES	ACQUISITION	FINANCIAL SERVICES	—	—	37.50%	37.50%	7/27/2012
ACTIVA CT BADEBAÑO, S.L.	ACQUISITION	COMMERCIAL	—	—	50.00%	50.00%	7/27/2012
ARRAHONA GARRAF, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
AXIACOM-CRI, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
BALMA HABITAT, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
CONNEX GARRAF, S.L.	ACQUISITION	REAL ESTATE	—	—	33.33%	33.33%	7/27/2012
DOBIMUS, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
FRIGEL, S.L	ACQUISITION	SERVICES	—	—	17.99%	17.99%	7/27/2012
GARRAF MEDITERRANIA, S.A.	ACQUISITION	REAL ESTATE	—	—	45.29%	45.29%	7/27/2012
GESTIO CASA JOVE, S.L.	ACQUISITION	REAL ESTATE	—	—	31.00%	31.00%	7/27/2012
HABITATGES CIMIPRO, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
HABITATGES FINVER, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
HABITATGES INVERVIC, S.L.	ACQUISITION	REAL ESTATE	—	—	35.00%	35.00%	7/27/2012
HABITATGES JUVIPRO, S.L.	ACQUISITION	REAL ESTATE	—	—	40.00%	40.00%	7/27/2012
HABITATGES LLULL, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
NOVA LLAR SANT JOAN, S.A.	ACQUISITION	REAL ESTATE	—	—	35.00%	35.00%	7/27/2012
NUCLI, S.A.	ACQUISITION	REAL ESTATE	—	—	29.47%	29.47%	7/27/2012
PROBIS AIGUAVIVA, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
PROMOCIONS CAN CATA, S.L.	ACQUISITION	REAL ESTATE	—	—	64.29%	64.29%	7/27/2012
PROMOU CT MEDEA, S.L.	ACQUISITION	REAL ESTATE	—	—	51.00%	51.00%	7/27/2012
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	—		0.94%	17.13%	7/27/2012
RESIDENCIAL PEDRALBES-CARRERAS, S.L.	ACQUISITION	REAL ESTATE	—	—	25.00%	25.00%	7/27/2012
RESIDENCIAL SARRIA-BONANOVA, S.L.	ACQUISITION	REAL ESTATE	—	—	25.53%	25.53%	7/27/2012
SBD CEAR, S.L.	ACQUISITION	REAL ESTATE	—	—	50.00%	50.00%	7/27/2012
SABADELL CREIXENT, S.A.	ACQUISITION	REAL ESTATE	—	—	23.05%	23.05%	7/27/2012
SBD LLOGUER SOCIAL, S.A.	ACQUISITION	REAL ESTATE	—	—	20.00%	20.00%	7/27/2012
SOLARVOLAR, S.L.	ACQUISITION	REAL ESTATE	—	—	45.00%	45.00%	7/27/2012
VANTOUREIX, S.L.	ACQUISITION	REAL ESTATE	—	—	40.72%	40.72%	7/27/2012
VIC CONVENT, S.L.	ACQUISITION	REAL ESTATE	—	—	25.00%	25.00%	7/27/2012
PAGO, S.A.	ACQUISITION	FINANCIAL SERVICES	—	—	1.24%	22.59%	7/31/2012
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	ACQUISITION	FINANCIAL SERVICES	44	—	0.12%	17.24%	10/31/2012
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II, S.A.	FOUNDING	FINANCIAL SERVICES	3,664	—	48.60%	48.60%	10/31/2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Disposal or Reduction of Interest Ownership in Associates and Jointly Controlled Companies Accounted for Under the Equity Method

			Thousands of Euros	% of Voting Rights		Effective Date for the
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Transaction (or Notification Date)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	DISPOSAL	FINANCIAL SERVICES	(57)	-3.01%	18.81%	7/31/2012
NOVA ICARIA, S.A	DISPOSAL	REAL ESTATE	744	26.42%	—	9/30/2012
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	DISPOSAL	REAL ESTATE	(38)	49.97%	—	11/31/2012

Changes in other Companies quoted recognize as Available-For-Sale

			% of voting rights
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction	Effective Date for the Transaction (or Notification Date)
COMPANYIA D’AIGUES DE SABADELL SA.	ACQUISITION	SERVICES	7.26%	7.26%	7/27/2012

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX VI

Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2012

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.18	68.18
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	—	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	—	72.50	72.50
ECOARENYS, S.L.	REAL ESTATE	—	50.00	50.00
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	51.00
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	—	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	—	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUNDS MANAGEMENT	60.00	—	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	72.05	72.05
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	—	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.46	60.46
ITINERARI 2002, S.L.	SERVICES	—	52.08	52.08
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
UNNIM PROTECCIO, S.A.	INSURANCES	—	50.00	50.00

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX VII

BBVA Group’s securitization funds

			Thousands of Euros
Securitization Fund	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2012
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	10,247
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	42,075
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	109,328
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	175,322
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	62,711
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	140,649
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	176,084
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	96,389
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,869	5,954
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	33,931	12,378
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	201,278
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	197,011
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	465,709
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	630,375
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	31,855	6,647
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	21,029	4,553
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	33,782	5,652
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	149,578	1,477
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	60,402	12,799
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	200,603
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	885,760
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	748,655
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	610,289
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	674,607
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	848,534
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	153,833	75,399
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	67,196	35,815
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	331,439	221,157
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	338,880	189,935
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	380,865	263,691
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	115,463
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	26,498
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,572,908
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,084,441
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,077,864
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,502,435
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,155,921
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,523,242
BBVA RMBS 11 FTA	BBVA, S.A.	06/2012	1,400,077	1,371,357
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	402,150
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	91,433	83,665
PEP80040F110	BANCO CONTINENTAL,S.A.	12/2007	7,423	5,193
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	211,782
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	49,287
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	266,618
BBVA PYME 9 FTA	BBVA, S.A.	12/2012	470,035	464,782
FTA TDA11	UNNIM BANC, S.A.	02/2000	140,287	9,596
FTA TDA12	UNNIM BANC, S.A.	07/2000	83,727	8,965
FTA TDA13	UNNIM BANC, S.A.	12/2000	84,142	11,158
FTA TDA15 MIXTO	UNNIM BANC, S.A.	11/2002	84,282	18,045
FTA TDA-18 MIXTO	UNNIM BANC, S.A.	11/2003	91,000	21,979
FTA AYT CONSUMO III	UNNIM BANC, S.A.	08/2004	60,000	6,715
FTA TDA-22 MIXTO	UNNIM BANC, S.A.	12/2004	62,000	24,576
FTA AYT-FTPYME II	UNNIM BANC, S.A.	12/2004	25,000	310
FTA IM-1 FTGENCAT	UNNIM BANC, S.A.	12/2005	320,000	48,766
FTA IM TERRASSA MBS-1	UNNIM BANC, S.A.	07/2006	525,000	223,496
FTA TDA-27	UNNIM BANC, S.A.	12/2006	275,000	158,960
FTA TDA-28	UNNIM BANC, S.A.	07/2007	250,000	163,463
FTA GAT FTGENCAT 2007	UNNIM BANC, S.A.	11/2007	225,000	85,426
FTA GAT FTGENCAT 2008	UNNIM BANC, S.A.	08/2008	350,000	192,429
GAT ICO FTVPO 1, F.T.H	UNNIM BANC, S.A.	06/2009	40,000	28,127
AYT HIPOTECARIO MIXTO, FTA	UNNIM BANC, S.A.	03/2004	100,000	30,824
TDA 20-MIXTO, FTA	UNNIM BANC, S.A.	06/2004	100,000	32,588
AYT HIPOTECARIO MIXTO IV, FTA	UNNIM BANC, S.A.	06/2005	100,000	40,048
AYT HIPOTECARIO MIXTO V, FTA	UNNIM BANC, S.A.	07/2006	120,000	72,061
GC FTGENCAT CAIXA SABADELL 1, FTA	UNNIM BANC, S.A.	10/2006	304,500	107,159
AYT CAIXA SABADELL HIPOTECARIO I, FTA	UNNIM BANC, S.A.	07/2008	300,000	253,458
GC FTGENCAT CAIXA SABADELL 2, FTA	UNNIM BANC, S.A.	12/2008	238,000	112,188
AYT 1 HIPOTECARIO, FTH	UNNIM BANC, S.A.	06/1999	149,040	6,198
GC FTPIME UNNIM 1, FTA	UNNIM BANC, S.A.	12/2011	275,000	214,066
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	12,358	4,508
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	21,573	7,870

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX VIII

Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2012, 2011 and 2010

Outstanding as of December 31, 2012 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010	Prevailing Interest Rate at 2012	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	12/22/2016
October-04	EUR	628	992	992	4.37%	10/20/2019
February-07	EUR	255	297	297	4.50%	2/16/2022
March-08	EUR	125	125	125	6.03%	3/3/2033
July-08	EUR	100	100	100	6.20%	7/4/2023
September-09	EUR	—	—	2,000	—	10/15/2014
December-11	EUR	1,237	3,430	—	6.50%	6/30/2013
Subtotal	EUR	2,372	4,971	3,541
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	60	64	73	6.35%	10/16/2015
October-11	EUR	—	—	60	—	10/10/2011
October-01	EUR	10	40	40	6.08%	10/10/2016
October-01	EUR	46	50	50	0.81%	10/15/2016
November-01	EUR	53	55	55	0.90%	11/2/2016
December-01	EUR	56	56	56	0.88%	12/20/2016
Subtotal	EUR	225	265	334
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	—	389	423	—	23-05-17
October-05	EUR	99	126	126	0.51%	10/13/2020
October-05	EUR	26	199	205	0.95%	10/20/2017
October-06	EUR	—	—	822	—	10/24/2016
April-07	EUR	—	594	623	—	4/3/2017
April-07	EUR	68	100	100	2.34%	4/4/2022
May-08	EUR	50	50	50	0.00%	5/19/2023
July-08	EUR	20	20	20	6.11%	7/22/2018
Subtotal	EUR	263	1,478	2,369
BBVA BANCOMER, S.A. de C.V.
May-07	EUR	—	469	601	—	7/17/2017
Subtotal	EUR	—	469	601
ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	2	2.19%	11/29/2017
Subtotal	EUR	2	2	2
UNNIM BANC, S.A.
Different issues	EUR	274	—	—	Various	Various
Subtotal	EUR	274	—	—
ARRELS CT PROMOU, S.A.
Different issues	EUR
Subtotal	EUR
TURKIYE GARANTIA BANKASI, A.S.
February-09	EUR	12	12	—	3.50%	3/31/2021
Subtotal	EUR	12	12	—
GARANTIBANK INTERNATIONAL NV
Different issues	EUR	3	4	—	Various	Various
Subtotal	EUR	3	4	—

Total issued in Euros		3,151	7,201	6,847

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Outstanding as of December 31, 2012 of subordinated issues

	Millions of Euros
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010	Prevailing Interest Rate at 2012	Maturity Date
Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	—	39	38	—	9/23/2014
September-06	USD	—	28	28	—	9/29/2016
September-06	USD	—	23	22	—	9/29/2016
Subtotal	USD	—	90	88
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	151	155	96	7.00%	12/1/2025
October-95	JPY	88	100	92	6.00%	10/26/2015
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	647	597	624	Various	Various
Subtotal	CLP	647	597	624
BBVA BANCOMER, S.A. de C.V.
May-07	USD	377	386	373	6.00%	5/17/2022
April-10	USD	755	773	670	7.00%	4/22/2020
March-11	USD	943	966	—	7.00%	3/10/2021
July-12	USD	755	—	—	7.00%	9/30/2022
September-12	USD	377	—	—	7.00%	9/30/2022
Subtotal	USD	3,207	2,125	1,043
September-06	MXN	146	138	151	5.00%	9/18/2014
July-08	MXN	69	66	73	5.00%	7/16/2018
October-08	MXN	175	166	181	6.00%	9/24/2018
December-08	MXN	166	165	172	6.00%	11/26/2020
June-09	MXN	159	151	164	6.00%	6/7/2019
Subtotal	MXN	715	686	741
BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	—	200	184	—	10/22/1935
Subtotal	JPY	—	200	184
march-06	GBP	—	—	326	—	3/31/2016
march-07	GBP	19	258	284	5.75%	3/11/2018
Subtotal	GBP	19	258	610
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	8	8	7	10.18%	6/8/2031
Subtotal	USD	8	8	7
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	38	39	37	3.16%	3/17/1934
Subtotal	USD	38	39	37

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Outstanding as of December 31, 2012 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2012	December 2011	December 2010	Prevailing Interest Rate at 2012	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	12	12	11	3.36%	9/30/2033
Subtotal	USD	12	12	11
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	8	7	3.10%	3/17/2034
Subtotal	USD	8	8	7
TEXASBANC CAPITAL TRUST I
July-04	USD	19	19	19	2.92%	7/23/2034
Subtotal	USD	19	19	19
COMPASS BANK
March-05	USD	217	220	212	5.50%	4/1/2020
March-06	USD	90	202	195	5.90%	4/1/2026
September-07	USD	264	269	261	6.40%	10/1/2017
Subtotal	USD	571	691	668
BBVA COLOMBIA, S.A.
August-06	COP	—	—	156	—	8/28/2011
September-11	COP	45	42	—	7.15%	9/19/2021
September-11	COP	67	62	—	7.39%	9/19/2026
September-11	COP	44	41	—	6.98%	9/19/2018
Subtotal	COP	156	145	156
BBVA PARAGUAY, S.A.
Different issues	PYG	—	2	2	—	Various
Different issues	USD	—	7	6	—	Various
BANCO CONTINENTAL, S.A.
December-06	USD	23	23	22	3.22%	2/15/2017
May-07	USD	15	15	15	6.00%	5/14/2027
September-07	USD	15	15	15	1.82%	9/24/2017
February-08	USD	15	15	15	6.47%	2/28/2028
June-08	USD	23	23	22	3.16%	6/15/2018
November-08	USD	15	15	15	3.02%	2/15/2019
October-10	USD	152	156	150	7.38%	10/7/2040
Subtotal	USD	258	262	254
May-07	PEN	12	11	11	5.85%	5/7/2022
June-07	PEN	19	19	16	3.47%	6/18/2032
November-07	PEN	17	16	15	3.56%	11/19/2032
July-08	PEN	15	14	13	3.06%	7/8/2023
September-08	PEN	17	16	14	3.09%	9/9/2023
December-08	PEN	10	10	8	4.19%	12/15/2033
Subtotal	PEN	90	86	77
TURKIYE GARANTI BANKASI, A.S.
February-07	USD	—	95	—	—	2/6/2017
Subtotal	USD	—	95	—

Total issues in foreign currencies (Millions of Euros)		5,987	5,585	4,722

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Outstanding as of December 31, 2012 of preferred issues

	December 2012		December 2011		December 2010
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	9	EUR	500
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	5	EUR	350
July-04	EUR	500	EUR	7	EUR	500
December-04	EUR	1,125	EUR	17	EUR	1,125
December-08	EUR	1,000	EUR	7	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	645
October-09	GBP	251	GBP	251	GBP	251
Banco Provincial, S.A. - Banco Universal
October-07	—	—	—	—	VEF	150
November-07	—	—	—	—	VEF	58
Phoenix Loan Holdings Inc.
November-07	USD	25	USD	25	USD	25
Unim Banc, S.A.
December-07	EUR	14	—	—	—	—
Caixa de Manlleu Preferents, S.A.			—	—	—	—
December-04	EUR	18	—	—	—	—
Caixa Terrasa Societat de Participacion			—	—	—	—
December-04	EUR	75	—	—	—	—
July-06	EUR	90	—	—	—	—
Caixasabadell Preferents, S.A.			—	—	—	—
June-01	EUR	50	—	—	—	—
August-05	EUR	75	—	—	—	—

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX IX

Consolidated balance sheets held in foreign currency as of December 31, 2012, 2011 and 2010

	Millions of Euros
December 2012	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	8,548	5,894	11,292	25,734
Financial assets held for trading	4,050	15,539	3,747	23,336
Available-for-sale financial assets	7,768	8,789	10,451	27,008
Loans and receivables	63,330	38,033	51,863	153,226
Investments in entities accounted for using the equity method	5	95	4,427	4,527
Tangible assets	753	1,275	1,099	3,127
Other assets	4,249	4,210	4,413	12,872

Total	88,703	73,835	87,292	249,830

Liabilities-
Financial liabilities held for trading	1,965	4,587	1,451	8,003
Financial liabilities at amortised cost	89,979	52,037	65,677	207,693
Other liabilities	1,128	7,975	3,505	12,608

Total	93,072	64,599	70,633	228,304

	Millions of Euros
December 2011	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	5,823	5,412	6,314	17,549
Financial assets held for trading	3,369	13,568	3,599	20,536
Available-for-sale financial assets	8,929	7,642	8,901	25,472
Loans and receivables	69,923	34,363	43,977	148,263
Investments in entities accounted for using the equity method	5	101	4,236	4,342
Tangible assets	842	1,060	1,009	2,911
Other assets	4,770	2,769	4,140	11,679

Total	93,661	64,915	72,176	230,752

Liabilities-
Financial liabilities held for trading	2,207	4,113	2,222	8,542
Financial liabilities at amortised cost	85,459	47,906	53,570	186,935
Other liabilities	1,164	6,288	3,279	10,731

Total	88,830	58,307	59,071	206,208

	Millions of Euros
December 2010	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570

Total	82,027	66,555	51,897	200,479

Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793

Total	92,792	60,033	46,607	199,432

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX X

Consolidated income statements for the first and second half of 2012 and 2011

	Millions of Euros
	Six months ended June 30, 2012	Six months ended December 31, 2012	Six months ended June 30, 2011	Six months ended December 31, 2011
INTEREST AND SIMILAR INCOME	12,763	13,499	11,497	12,683
INTEREST AND SIMILAR EXPENSES	(5,428)	(5,712)	(5,112)	(5,916)
NET INTEREST INCOME	7,335	7,787	6,385	6,767
DIVIDEND INCOME	338	52	282	280
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	366	361	241	354
FEE AND COMMISSION INCOME	2,686	2,888	2,476	2,598
FEE AND COMMISSION EXPENSES	(555)	(666)	(457)	(587)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	738	907	724	392
NET EXCHANGE DIFFERENCES	63	59	359	6
OTHER OPERATING INCOME	2,853	1,959	2,026	2,218
OTHER OPERATING EXPENSES	(2,753)	(1,977)	(1,884)	(2,153)
GROSS INCOME	11,071	11,370	10,152	9,875
ADMINISTRATION COSTS	(4,695)	(5,073)	(4,332)	(4,566)
Personnel expenses	(2,743)	(2,919)	(2,524)	(2,667)
General and administrative expenses	(1,952)	(2,154)	(1,808)	(1,899)
DEPRECIATION AND AMORTIZATION	(466)	(552)	(400)	(439)
PROVISIONS (NET)	(228)	(423)	(233)	(275)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(3,267)	(4,713)	(1,986)	(2,240)
NET OPERATING INCOME	2,415	609	3,201	2,355
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(269)	(854)	(184)	(1,701)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	21	(17)	23	23
NEGATIVE GOODWILL	—	376	—	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(286)	(336)	(65)	(206)
INCOME BEFORE TAX	1,881	(222)	2,975	471
INCOME TAX	(220)	495	(514)	308
INCOME FROM CONTINUING TRANSACTIONS	1,661	273	2,461	779
INCOME FROM DISCONTINUED TRANSACTIONS (NET)	170	223	124	121
NET INCOME	1,831	496	2,585	900
Net Income attributed to parent company	1,509	167	2,339	665
Net income attributed to non-controlling interests	322	329	246	235

	Euros
	Six months ended June 30, 2012	Six months ended December 31, 2012	Six months ended June 30, 2011	Six months ended December 31, 2011
EARNINGS PER SHARE
Basic earnings per share	0.29	0.03	0.47	0.13
Diluted earnings per share	0.29	0.03	0.47	0.13

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX XI

Risks related to the developer and real-estate sector in Spain

a)	Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been once of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled BBVA to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than nonperforming assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, the fact that the vast majority of our risk is urban land simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b)	Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30. However, given the legal changes in 2012 (see Note 1.7.1), the Group has revised some criteria used in the preparation of this information to adapt it to the new requirements, though this has not had a significant impact for purposes of comparison.

All the data in this section include the Unnim figures as of 2012; the 2011 figures do not include Unnim.

As of December 31, 2012 and 2011, exposure to the construction sector and real-estate activities in Spain stood at €23,656 million and €28,287 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €15,358 million and €14,158 million, representing 8.7% and 8.1% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 2.4% and 2.4% of the total assets of the Consolidated Group.

Lending for real estate development according to the purpose of the loans as of December 31, 2012 and 2011 is shown below:

	Millions of Euros
December 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	15,358	6,164	5,642
Of which: Impaired assets	6,814	3,193	3,123
Of which: Potential problem assets	2,092	911	731
Memorandum item:
Write-offs	347

(*)	Unnim is included

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
December 2011 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	14,158	4,846	1,441
Of which: Impaired assets	3,743	1,725	1,123
Of which: Potential problem assets	2,052	911	318
Memorandum item:
Write-offs	182

The increase in the Group’s total financing is partly due to Unnim, which has contributed €2,612 million, of which €1,692 million are potential problem assets and €173 million impaired assets.

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	December 2012 (*)	December 2011
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	176,123	174,467
Total consolidated assets (total business)	637,785	597,688
Impairment losses determined collectively (total business)	3,279	3,027

(*)	Unnim is included

As of December 31, 2012, 32.0% of the nonperforming assets in this sector are up-to-date on payments, but were classified as non-performing in accordance with the provisions of Appendix IX of Bank of Spain Circular 4/2004. Furthermore, substandard risk amounted to 13.6% of total developer risk.

The drawn over the guarantee value shown in the tables above corresponds to the difference between the gross amount of each loan and the value of the real rights that, if applicable, were received as security, calculated according to Bank of Spain Circular 3/2010, which complements Appendix IX of Bank of Spain Circular 4/2004. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying these corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned in accordance with Bank of Spain Circular 4/2004, amounted to €3,193 million and €911 million for nonperforming assets and substandard assets, respectively, as of December 31, 2012 (€1,725 million and €911 million as of December 31, 2011).

In addition, as of December 31, 2012 and 2011, specific recognized provisions for loans to the construction and real-estate development sector in Spain amounted to €5,642 million and €1,441 million, respectively.

As of December 31, 2012 and 2011, the updated appraisal values, without the application of said corrective factors, rose to €22,793 million and €19,288 million, respectively (an average LTV of 67.4% and 73.4%, respectively) which broadly covers the amount of the debt.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	December 2012 (*)	December 2011
Without secured loan	1,441	1,105
With secured loan	13,917	13,053
Terminated buildings	8,167	6,930
Homes	7,148	6,431
Other	1,019	499
Buildings under construction	1,716	2,448
Homes	1,663	2,374
Other	53	74
Land	4,034	3,675
Urbanized land	2,449	2,404
Rest of land	1,585	1,271

Total	15,358	14,158

(*)	Unnim is included

As of December 31, 2012, 64.3% of loans to developers were guaranteed with buildings (89.1% are homes), and only 26.3% by land, of which 60.7% is urbanized.

The information on the retail mortgage portfolio risk as of December 31, 2012 and 2011 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	December 2012 (*)	December 2011
With secured loan (gross amount)	87,224	79,043
of which: Impaired loans	3,163	2,371

Total	87,224	79,043

(*)	Unnim is included

The loan to value (LTV) ratio (resulting from dividing the pending risk at any particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)(*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,942	22,967	35,722	11,704	1,889	87,224
of which: Impaired loans	312	386	1,089	1,005	371	3,163

(*)	Unnim is included

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
2011 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)(*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	12,408	19,654	32,887	12,870	1,224	79,043
of which: Impaired loans	276	218	695	922	260	2,371

(*)	Unnim is included

Outstanding home mortgage loans as of December 31, 2012 and 2011 had an average LTV of 51% and 50% respectively.

As of December 31, 2012, the Group also had a balance of €906 million in non-mortgage loans for the purchase of housing (of which €89 million were NPA).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

	Millions of Euros
	December 2012 (*)			December 2011
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,894	4,893	4,001	5,101	1,740	3,361
Terminated buildings	3,021	1,273	1,748	1,709	487	1,222
Homes	2,146	877	1,269	1,227	333	894
Other	875	396	479	482	154	328
Buildings under construction	908	528	380	360	115	245
Homes	881	512	369	357	114	243
Other	27	16	11	3	1	2
Land	4,965	3,092	1,873	3,032	1,138	1,894
Urbanized land	3,247	2,048	1,199	1,561	570	991
Rest of land	1,718	1,044	674	1,471	568	903
Real estate assets from mortgage financing for households for the purchase of a home	2,512	1,020	1,492	1,509	401	1,108
Rest of foreclosed real estate assets	653	273	380	403	167	236
Equity instruments, investments and financing to non-consolidated companies holding said assets	702	383	319	701	287	414

Total	12,761	6,569	6,192	7,714	2,595	5,119

(*)	Unnim is included

As of December 31, 2012 and 2011, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,894 million and €5,101 million, respectively, with an average coverage ratio of 55% and 34.1%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2012 and 2011, amounted to €2,512 million and €1,509 million, respectively, with an average coverage ratio of 40.6% and 26.6%, respectively.

As of December 31, 2012 and 2011, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €12,059 million and €7,013 million, respectively. The coverage ratio was 51.3% and 32.9%, respectively.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX XII: Refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012

REFINANCING AND RESTRUCTURING OPERATIONS

a)	Group policies and principles with respect to refinancing or restructuring operations

Refinancing/restructuring operations (see definition in the Glossary, Appendix XIII) are carried out with customers who have requested such an operation in order to meet their current debt payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinanced/restructured operation is to provide the customer with a situation of financial viability over time by adapting repayment of the debt incurred with the bank to the customer’s new situation of fund generation. The use of refinancing or restructuring with for other purposes, such as for delaying loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing/restructuring policies are based on the following general principles:

•

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the sector in which it operates.

•

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees submitted.

•	This analysis is carried out from the overall customer or group perspective, and not only from the perspective of a specific product.

•	Refinancing and restructuring operations do not in general increase the amount of the customer’s debt, except for the expenses inherent to the operation itself.

•	The capacity to refinance and restructure debt is not delegated to the branches, but decided on by the risk units.

•	The decisions adopted are reviewed from time to time with the aim of checking full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing/restructuring debt is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the customer’s debt. The solution required is adapted to each case and the debt repayment is made easier, in accordance with the following principles:

•

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both capital and interest.

•	No refinancing/restructuring operations may be concluded on debt that is not incurred with the BBVA Group.

•	Customers subject to refinancing or restructuring operations are excluded from commercial campaigns of any kind.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

In the case of wholesale customers (basically businesses and corporations), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•

Forecast future income, margins and cash flows over a sufficiently long period (around five years) to allow companies to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

•	The capacity of shareholders to contribute capital and/or guarantees that can support the viability plan.

As stated in Note 3 of the accompanying Financial Statements, the BBVA Group acquired Unnim in 2012. Unnim’s policies with respect to debt refinancing may have been different from those of BBVA, but after its integration it adapted its policies to those established by the BBVA Group.

In accordance with the Group’s policy, the conclusion of a debt refinancing/restructuring operation does not imply the debt is reclassified from “impaired” or “substandard” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and effectiveness of the new guarantees submitted.

In any event, the Group maintains its policy of including risks relating to refinanced/restructured assets as either: “doubtful assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; “substandard assets”, because there is some material doubt as to possible non-compliance with the refinanced operation; or “normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established by Bank of Spain Circular 6/2012 for their consideration as outstanding risk are met).

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

b)	Quantitative information on refinancing and restructuring operations.

BALANCE OF FORBEREANCE (a)

BBVA GROUP DECEMBER 2012 (Millions of euros)	NORMAL (b)						POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	112	5	14	87	11	707	2	227	1	12	4	220	7
2 Other legal entities and individual entrepreneurs	10,046	3,225	1,002	400	24,996	2,762	3,485	2,436	732	653	10,173	1,347	866

Of which: Financing the construction and property development	2,312	1,688	93	106	984	421	702	1,287	77	422	221	75	600
3 Other individuals	76,940	3,845	3,742	434	331,051	487	32,440	2,684	3,458	590	23,876	253	289

4 Total	87,098	7,075	4,758	921	356,058	3,956	35,927	5,348	4,191	1,254	34,053	1,820	1,162

BBVA GROUP DECEMBER 2012 (Millions of euros)	IMPAIRED							TOTAL
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount		Number of operations	Gross amount	Specific coverage
1 Government agencies	14	19	1	7	—	—	1	159	1,284	9
2 Other legal entities and individual entrepreneurs	7,665	3,873	1,556	1,133	12,516	907	2,131	72,171	16,736	2,997

Of which: Financing the construction and property development	2,790	2,764	392	818	746	361	1,800	8,317	7,942	2,400
3 Other individuals	30,646	1,998	2,224	370	103,796	300	863	608,173	10,961	1,151

4 Total	38,325	5,890	3,781	1,511	116,312	1,207	2,995	680,503	28,981	4,157

(a)	Includes all forbereance operations as defined in paragraph 1.g) of Annex IX of Circular 4/2004 of the Bank of Spain
(b)	Risks rated as normal in special monitoring as stated in paragraph 7.a) of Annex IX of the Circular 4/2004 of the Bank of Spain.
(c)

Includes mortgage-backed real estate operations not full, ie loan to value greater than 1, and secured operations, other than transactions secured by real estate mortgage, of whatever their loan to value.

The BBVA Group’s total refinancing operations as of December 2012 amounted to €28,981 million. Of this figure, 68% corresponded to BBVA S.A., 12% to Unnim and 20% to the rest of the BBVA Group.

The refinanced debt in a normal risk situation in BBVA S.A. (€7,367 million) accounts for 3% of total credit. A further 3% is classified as substandard risk (€6,402 million), with a coverage of 14.5%.

The risk figure for refinanced debt in the commercial portfolio (developers and other companies) includes not only refinanced debt but also the total position associated with the customer.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Of the performing (normal and substandard) portfolio, 23% is loans to developers, 37% corresponds to other companies and 40% to retail portfolios.

•

In 2012 the portfolio of loans to developers has been subject to high loan-loss provisions as a result of the deterioration of assets related to the real-estate sector in Spain. The coverage ratio of this portfolio is between 25% and 35% on average, depending on whether the risk is normal or substandard, and according to the type of guarantee.

•

In the Other Companies portfolio, which includes businesses and corporations, 60% is in a normal risk situation and 40% substandard. Large corporations account for 15% of the portfolio. Here, refinancing represents temporary financial support in cases of cash-flow tensions, but the solvency of the companies means that the NPA ratio is residual. The rest of the risk is with businesses, a segment where the oldest debt refinancing operations, with a high level of maturity, mean that repayments of 37% of the initial amount of the principal have already been made. Of all the refinancing operations in this group, 38% are classified as impaired (22% due to default and the rest as subjective).

•

In the retail segment, the Residential Mortgage group accounts for around 34% of the performing refinanced risk. As 53% of this portfolio was restructured in 2008 and 2009, it is considered mature and its results are used as a benchmark. In this group nearly all the customers are already paying the capital plus interest and the default rate stands at 22%. Some 6% of non-performing customers are classified as in “subjective default”.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

OTHER REQUIREMENTS UNDER BANK OF SPAIN CIRCULAR 6/2012

a)	Quantitative information on the concentration of risks by activity and guarantees

LOANS AND ADVANCES TO CUSTOMERS BY ACTIVITY (carrying amount)

	Millions of euros
	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	36,963	673	2,796	147	199	258	8	2,857
2 Other financial institutions	1,639	41	6	12	19	11	4	1
3 Non-financial institutions and individual entrepreneurs	158,587	41,652	23,444	22,241	13,815	15,716	7,677	5,647
3.1 Construction and property development	24,158	15,583	4,544	5,202	4,987	6,129	1,739	2,068
3.2 Construction of civil works	6,195	1,184	611	693	375	270	99	358
3.3 Other purposes	128,234	24,885	18,289	16,346	8,453	9,317	5,839	3,221
3.3.1 Large companies	83,169	11,492	4,564	8,723	3,017	1,966	1,029	1,321
3.3.2 SMEs and individual entrepreneurs	45,064	13,394	13,725	7,622	5,436	7,351	4,809	1,900
4 Rest of households and NPISHs	160,941	115,188	2,524	22,074	28,783	46,718	16,826	3,311
4.1 Housing	119,618	112,487	340	19,780	27,943	45,807	16,359	2,937
4.2 Consumption	35,194	521	1,797	1,236	277	443	249	115
4.3 Other purposes	6,129	2,180	387	1,058	563	468	218	259
SUBTOTAL	358,129	157,555	28,769	44,475	42,816	62,703	24,516	11,815
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,954

6 TOTAL	353,175

MEMORANDUM:	—
Forbereance operations	24,824	18,312	3,686	4,919	3,877	5,744	4,210	3,248
	—	—	—
	353,175	—	—

(*)	The amounts included in this table are net of impairment losses.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

b)	Quantitative information on the concentration of risks by activity and geographical areas

	Millions of euros
	TOTAL	Spain	Rest of European Union	America	Rest of the world
1 Credit institutions	63,881	14,886	44,155	1,408	3,432
2 Government agencies	117,436	62,028	9,272	42,227	3,909
2.1 Central Administration	90,374	36,948	8,864	40,679	3,882
2.2 Rest	27,062	25,080	407	1,548	27
3 Other financial institutions	51,236	9,406	14,483	27,036	311
4 Non-financial institutions and individual entrepreneurs	194,864	88,025	26,017	69,400	11,423
4.1 Construction and property development (b)	24,158	15,526	278	8,324	31
4.2 Construction of civil works	8,537	4,187	1,856	2,473	19
4.3 Other purposes	162,169	68,311	23,883	58,602	11,373
4.3.1 Large companies (c)	110,149	43,547	18,819	39,692	8,090
4.3.2 SMEs and individual entrepreneurs (c)	52,020	24,764	5,063	18,910	3,282
5 Rest of households and NPISHs	176,559	110,510	4,382	58,221	3,446
5.1 Housing (d)	134,292	98,865	3,140	31,193	1,093
5.2 Consumption (d)	35,194	6,678	466	25,714	2,336
5.3 Other purposes (d)	7,074	4,967	776	1,314	17
SUBTOTAL	603,976	284,854	98,309	198,292	22,521
6 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	5,000	—	—	—	—

7 TOTAL	598,976	—	—	—	—

The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

APPENDIX XIII

Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.

Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

• Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
• Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Contingent liabilities

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.

Current tax assets	Taxes recoverable over the next twelve months.

Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.

Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Defined contribution plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.

Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Diluted earnings per share

This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.

Economic capital	Eligible capital for regulatory capital adequacy calculations.

Economic profit

This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some business areas; and in the Group’s value map.

Effective interest rate

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method

The method used for the consolidation of the Group’s holdings in associates. These holdings are recognized at cost on the purchase date and later evaluated. This amount will then be increased or decreased based on the differences that, after said date, the equity of the entity experiences and that corresponds to the investing institution, after considering the dividends received from them and other equity eliminations. The income statement of the investing institution shall include the corresponding proportion in the earnings of the investee.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Exchange/translation differences

Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees	See Commissions, fees and similar items.

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.

Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Full consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated.

The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net

This heading reflects fair value changes in financial instruments – except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement – as well as gains or losses generated by their sale – except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.

Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
	1.	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
	2.	A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building – or part of a building – or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Jointly controlled entities

Companies that form a joint business and, consequently, over which the Group exercises joint control. A joint business is a contractual agreement by virtue of which two or more entities undertake an economic activity under joint control; that is, a contractual agreement to share the power to guide the financial and operation policies of an entity or other economic activity, so as to benefit from its operations, and in which the unanimous consent of all participants is required in all financial and operational strategic decision-making.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

a) A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
b) A lease will be classified as operating lease when it is not a financial lease.

Liabilities associated with non-current assets held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.

Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

Non-current assets held for sale

A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b) the sale is considered highly probable.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Non performing contingent risk

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

NPA Coveraged ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers).

NPA ratio

Represents the sum of Substandard loans and advances to customers and Substandard contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss

Instruments designated by the entity from the start at fair value with changes in profit or loss. Only the following can be included in the category: assets and liabilities that are deemed “hybrid financial assets and liabilities” and for which the fair value of the embedded derivatives cannot be reliably determined.

These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings also include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.

Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Proportionate consolidation method

Method used for the integration of the accounts of the jointly-controlled entities in the Consolidated Financial Statements. The aggregation of the different headings of the balance sheet and income statement of the entities to the consolidated financial statements through this method is performed in the proportion of the Group’s holding in its capital, excluding the portion corresponding to its own equity instruments. In the same proportion, reciprocal credit and debits will be eliminated, as will be the income, expenses and earnings from internal transactions.

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Public-covered bonds	Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.

Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their debt (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renewal Operation

An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the debt (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the debt, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Reserves

Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

	a)	An agreement that gives the parent the right to control the votes of other shareholders.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only. In the event of a discrepancy, the original Spanish-language version prevails.

b)

Power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

c)	Power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Substandard risk

All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.

Structured credit products	Special financial instrument backed by other instruments building a subordination structure.

Tax liabilities	All tax related liabilities except for provisions for taxes.

Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.

TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends).

Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level.

VaR figures are estimated following two methodologies:
•

VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

• VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Management Report

for the year ended December 31, 2012

1

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Management report for the year 2012

1. The BBVA Group. Highlights

Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain and is the parent company of the financial group whose object is to engage directly or indirectly in activities, transactions, agreements and services relating to the banking business. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The Banco Bilbao Vizcaya Argentaria Group (the “Group” or “BBVA Group”) is an internationally diversified financial group with a significant presence in traditional retail banking, asset management, private banking and wholesale banking.

The financial information included in this management report is presented in accordance with the criteria established by the International Financial Reporting Standards approved by the European Union (EU-IFRS) and taking into account Bank of Spain Circular 4/2004, and its subsequent amendments, as well as other provisions of the regulatory framework on financial reporting applicable to the Group.

BBVA Group highlights in 2012

In 2012, the BBVA Group reported a net attributable profit of €1,676 million. The main feature of this result is the high quality of revenue, despite the hugely difficult and demanding background in which it has been generated. In this regard, for yet another year the Group has continued to show its high capacity for generating recurrent earnings. This standout performance is due to BBVA’s approach to banking based on four pillars:

•	A portfolio model shaped by:

•

A well balanced diversification in terms of geographical areas, businesses and segments, which is essential for ensuring resilience in any environment. This diversification has become increasingly important in 2012, when emerging economies contributed 56% of the gross income of the business areas.

•	Franchises with leading positions in all markets in which the Group operates and with important stakes and strategic alliances in Turkey and China.

•	A business model based on three elements:

•

A retail banking model focused on long-lasting relationships (customer-centric approach) with a very broad customer base. This ensures highly recurrent earnings and very stable funding in the form of customer deposits.

•	A distribution network with high capillarity. The number of branches and ATMs has continued to increase over the year.

•	Technology is a pillar that BBVA has supported strongly in recent years to improve efficiency. A good example of this is the implementation of the technological platform in the United States.

•	A management model based on:

•	Prudence with respect to the decisions made, largely in the field of risks.

•

Proactiveness in terms of the need to anticipate events and to have the flexibility to adapt easily to them. In this respect, over the year BBVA has been particularly active in the wholesale funding market.

•	A global approach, which consists of using the whole potential of the businesses, customers and BBVA’s current footprint. In 2012, insurance activity performed outstandingly well.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

•	A governance model founded on the principles of integrity, prudence and transparency, whose primary objective is to create value for its shareholders.

The most relevant features of the BBVA Group’s earnings in 2012 are summarized below:

•

As regards solvency, core capital under Basel II has improved and closed at 10.8%, up 45 basis points on the figure for December 2011. This reflects the Group’s capacity to generate capital in the present adverse environment, while maintaining its dividend policy.

The Group complies with the recommendations issued by the European Banking Authority (EBA).

BBVA comfortably passed the stress test conducted by Oliver Wyman on 14 Spanish banking groups (90% of the financial system), published on September 28. This analysis focused on the portfolio of loans to the domestic private sector, including foreclosed real estate assets. This study is highly credible, as it was monitored very closely by the European authorities, which agreed on the methodology used. In addition, the data provided by the entities and by the Bank of Spain was reviewed by external auditors and independent real estate appraisers. This theoretical exercise considers a more negative stress scenario than the one used in other countries (Portugal, Ireland and Greece), and even more severe than the one conducted in July by the International Monetary Fund (IMF) for Spain.

•

Positive performance of the more recurrent revenue in all geographical areas, i.e. of gross income excluding net trading income (NTI) and dividends, thanks to strong activity in emerging markets, good spread management in each geographical area and positive trend in the insurance business.

•

The strong revenue figures enabled the Group to absorb the increase in loan-loss provisions arising from the impairment of real estate sector assets in Spain. In 2012, the Group put aside €4,437 million for loan-loss provisions and provisions for foreclosed and acquired assets.

•

The Group continues to strengthen its liquidity position through comprehensive management in each geographical area and to improve its financing structure. In 2012, the BBVA Group successfully carried out several issues in Europe and in America, with a very significant level of demand. Specifically, in the fourth quarter two senior debt operations were carried out in Europe, amounting to €2.5 billion, one in the United States, amounting to USD 2 billion, and mortgage-covered bonds for €2 billion.

In customer deposits, the increased proportion of retail deposits on the liability side of the balance sheet in all geographical areas has allowed the Group to continue improving its financing structure and reduce its liquidity gap.

The deleveraging process in Spain and the reduction in Corporate & Investment Banking (CIB) portfolios in developed countries continue.

•	Maintenance of the dividend policy. The level of recurrent earnings enables the Group to continue with its dividend payment policy approved at the last General Shareholders’ Meeting (AGM).

•	Acquisition of 100% of Unnim Banc, S.A. on July 27, with a very limited impact on solvency and on credit and liquidity risk. (Note 3 to the Consolidated Financial Statements).

•	Signing of the sale agreements for the pension business in Latin America, specifically Afore Bancomer in Mexico and AFP Horizonte in Colombia (Note 3 to the Consolidated Annual Accounts).

•	Sale of BBVA Puerto Rico in the United States. (Note 3 to the Consolidated Financial Statements).

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The most relevant data and ratios of the BBVA Group as of December 31, 2012 and 2011 are as follows:

	Millions of Euros
BBVA Group Highlights	2012	2011	% Change
Balance sheet (Millions Euros)
Total assets	637,785	597,688	6.7
Total lending (gross)	367,415	361,310	1.7
Customer deposits	292,716	282,173	3.7
Other customer funds	159,285	144,291	10.4
Total customer funds	452,001	426,464	6.0
Total equity	43,802	40,058	9.3
Income statement
Net interest income	15,122	13,152	15.0
Gross income	22,441	20,028	12.1
Operating income	11,655	10,290	13.3
Income before tax	1,659	3,446	(51.9)
Net attributable profit	1,676	3,004	(44.2)
Data per share and share performance ratios
Share price (euros)	6.96	6.68	4.2
Market capitalization (Millions Euros)	37,924	32,753	15.8
Net attributable profit per share (euros) (1)	0.32	0.62	(47.3)
Book value per share (euros)	8.04	8.35	(3.8)
P/BV (Price/book value; times)	0.9	0.8
Significant ratios (%)
ROE (Net attributable profit/average equity)	4.0	8.0
ROTE (Net attributable profit/average equity excluding goodwill)	5.0	16.0
ROA (Net income/average total assets)	0.37	0.61
Efficiency ratio	48.06	48.62
Risk premium	2.16	1.20
NPA Ratio	5.1	4.0
NPA Coverage ratio	72	61
Capital adequacy ratios (%)
BIS Ratio	13.0	12.9
Tier I	10.8	10.3
Core capital	10.8	10.3
Other information
Number of shares (millions)	5,449	4,903	11.1
Number of shareholders	1,012,864	987,277	2.6
Number of employees (2)	115,852	110,645	4.7
Number of branches (2)	7,978	7,457	7.0
Number of ATMs (2)	20,177	18,794	7.4

(1)	Earnings per share according to the Note 5 of the Consolidated Financial Statements
(2)	Garanti is not included

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

2. Economic environment in 2012

The slowdown has intensified in 2012

In 2012, the global economy has grown just over 3%, a year-on-year rate which is slightly lower than the average for the last three decades (3.5%). This slowdown in world growth is largely due to further flaring up of financial tensions in Europe. The rest of the slowdown has been caused by the contagion from Europe to other geographical areas, limited support from demand policies in emerging economies and uncertainties about how to define such policies in the United States.

GDP Increase	2012		2011
Global		3.2%	3.9%
Europe	–	0.5%	1.5%
Spain	–	1.4%	0.4%
United States		2.1%	1.8%
México		3.7%	3.9%
South America		2.7%	4.5%
China		7.6%	9.2%
Turkey		3.0%	8.5%

Source: BBVA Research

Europe is on the road toward more solid -but not as quick- economic and monetary union. Many events have occurred in 2012 which have triggered unease in the markets. First, uncertainties about how to reach fiscal austerity targets without hampering growth. Second, uncertainties arising from the state of the financial system in certain countries, where it is subject to pressure due to lack of growth and suspicion spreading about the solvency of government and government agencies. Lastly, the degree of commitment of certain countries toward the common European project, which at some points during 2012 prompted fears of a break-up of the euro (fears which were later dispelled).

However, 2012 has also been a year marked by essential steps taken to resolve the financial crisis in Europe. First, the commitment toward the euro has been reinforced, once the Greek elections led to the formation of a government which took a responsible view of the adjustments needed for it to remain in the common monetary area. Second, peripheral countries have carried out major structural reforms. Third, significant progress has been made in restructuring the financial systems which were hardest hit by the crisis that began in late 2008 -such as Spain’s- with the approval of a credit facility for the recapitalization of the most vulnerable institutions. Finally, the euro zone has also worked on its governance, with the establishment of a fiscal agreement, the setting-up of the European Stability Mechanism (ESM), the first steps taken toward banking union, and, decisively, the commitment of the European Central Bank (ECB) to do whatever is necessary to eliminate the risk of euro convertibility by announcing the launch of a bond repurchase program on the secondary market for those countries which request assistance from the ESM. Financial tensions in Europe have eased considerably in the latter part of 2012 thanks to the adoption of these measures. Nonetheless, these measures have not been enough to prevent the European economy from gradually slowing over the course of the year to the point of stagnation. Overall, GDP growth in the euro zone declined by 0.5%, from the growth of 1.5% it posted in 2011.

Meanwhile, the Spanish economy has been the focus of financial tensions, at their highest in spring 2012, when spreads were at their widest, while access to finance from the different sectors of the wholesale markets was severely restricted. However, important steps forward have also been taken. On the one hand, measures have been taken to meet fiscal targets through a combination of tax hikes and reduced public spending. There was some progress made in this respect in the latter part of 2012, though probably not sufficient to offset the accumulated deviations. Second, the Spanish financial restructuring map is almost complete. For that purpose, the Spanish economy has obtained an advantageous credit facility from the ESM, enabling it to recapitalize institutions with solvency problems in stress scenarios. Critical structural reforms have also been implemented, such as in the labor market, thereby increasing the growth capacity of the Spanish economy. Spain has also benefited from decisions taken within the European framework, particularly in terms of the start-up of the ESM and the ECB’s commitment toward supporting the

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

financing of Spanish sovereign debt through the purchase of Spanish government debt once the authorities agree to request funds from the ESM. Overall, with the measures taken by the Spanish authorities and the support from euro zone measures, there has been a partial easing of financial tensions, despite the economic contraction (-1.4%) in 2012, following on growth of a mere 0.4% the previous year.

Economic recovery has continued in the United States throughout 2012, albeit at a slower pace than that reported in similar cyclical stages in the past. In fact, although GDP has grown in the region by around 2%, there has been a marked slowdown in the latter part of the year. Private demand has remained feeble throughout the period, due to the high levels of uncertainty abroad and also doubt about the resolution of the fiscal cliff, meaning the automatic activation of program of tax hikes and spending cuts that might be on a sufficient scale to push the US economy into recession. However, there has been a certain degree of recovery in some sections of economic activity, such as the housing market. At the same time, monetary policy has helped to keep expectations positive through a new quantitative easing program and the commitment toward continuing with a low interest rate scenario for the time it takes to reduce the unemployment rate.

Emerging economies are not immune to the global deterioration, but they continue to report significant growth rates. Emerging markets in both Latin America and Asia have also felt the effects of the global financial tensions and the stagnation in the European economy, even though domestic demand in these countries has remained sound. Exports, however, have been adversely affected. As a result, growth in Latin America has slowed to around 3% in 2012 (due particularly to the poor performance in Brazil), while Asia (not including China) has grown a few tenths of a point below 4%.

Despite the weakness shown by its main foreign market (United States), the Mexican economy has reported above-average growth rates in the region and has also outstripped its own average for the last decade. In fact, growth has continued close to 2011 levels, at around 4%. This is largely due to sound domestic demand, underpinned by the rise in employment and the availability of credit, but also to the greater foreign competitiveness of the Mexican economy. Although Mexican inflation stands above the target set by the Central Bank, this is due to temporary factors affecting the prices of certain products. The outlook is thus for monetary policy to be maintained.

In South America, growth has been hampered by Brazil, which has hovered around stagnation during most of 2012. In most South American countries, however, growth has been even higher than expected, despite the deterioration abroad, given that commodity prices have remained high and financial tensions have eased. In this context, both consumption and investment have continued to be shored up by the strength of the labor and credit markets and by still expansive monetary policies.

The gentle slowdown which China has been experiencing for some time, largely due to the economic policy measures taken to minimize the risks of overheating, has been heightened as the environment abroad has weakened. This has sparked fears of a hard landing for the Chinese economy. Nevertheless, the economy has stabilized in the latter part of 2012 and the authorities have stated that they will continue to use both monetary policy and fiscal stimulus measures to keep China’s growth at acceptable levels. Even though GDP has slowed to 7.6% in 2012 (from rates of between 9% and 10% in the three preceding years), there have been signs of an upturn in activity at the tail end of 2012.

Lastly, Turkey has been affected by European tensions, not only in its financial markets, but also from the knock-on effect of lack of external demand. Activity has also slowed down due to the measures taken to correct the imbalances accumulated on Turkey’s current account and in inflation. Even so, Turkey grew by 3% in 2012. The authorities are continuing to push through measures designed to reduce the economy’s traditional imbalances (such as energy dependence). In fact, there are clear signs of improvement in the external deficit.

Trends in exchange rates

In the currency markets, the euro depreciated significantly against the dollar in the first half of the year due to the heightened perception of risk with respect to the European debt crisis. Nonetheless, the steps taken by the ECB during the summer to reduce fragmentation in the euro zone’s financial markets helped strengthen the euro in the second half of the year. Nevertheless, the euro suffered a 7.7% annual average depreciation against the dollar. Currency movements against the dollar in the emerging countries have also been determined by the increase or decrease in perceived risk. Given that the problems were focused on the euro zone, however, global liquidity has continued to rise and, as a result, the perception in these economies is of a sounder macroeconomic environment. Thus, in relative terms, their currencies have been less affected by episodes of risk, resulting in favorable overall performance of the currencies with the greatest weight in BBVA’s financial statements. As a result, exchange rates had a positive impact on the year-on-year comparison of the Group’s financial results.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

In year-end exchange rates, the dollar has lost 1.9% against the euro over the last twelve months, as have the Argentinean peso (14%) and the Venezuelan bolivar fuerte (1.8%); while the following currencies have gained against the euro: the Colombian peso (7.8%), Mexican peso (7.6%), Chilean peso (6.5%), Peruvian new sol (5%), and the Turkish lira (3.7%). To sum up, the exchange-rate effect is also positive on the balance sheet and activity.

In 2013, the dollar is expected to continue appreciating slightly against the euro, while the currencies of emerging economies will have some room for appreciation against the dollar.

	Average Exchange Rates			Year-End Exchange Rates
Currency	2012	2011	2010	2012	2011	2010
Mexican peso	16.90	17.29	16.74	17.18	18.05	16.55
U.S. dollar	1.29	1.39	1.33	1.32	1.29	1.34
Argentine peso	5.84	5.75	5.27	6.48	5.57	5.49
Chilean peso	625.00	672.04	675.68	633.31	674.76	625.39
Colombian peso	2,309.47	2,570.69	2,518.89	2,331.00	2,512.56	2,557.54
Peruvian new sol	3.39	3.83	3.74	3.37	3.49	3.75
Venezuelan bolivar	5.52	5.98	5.62	5.66	5.56	5.74
Turkish lira	2.31	2.34	2.00	2.36	2.44	2.07
Chinese Yuan	8.11	8.99	8.97	8.22	8.16	8.82

Relevant events: the banking system

The achievement of banking and fiscal union in Europe will be crucial for giving greater credibility to the European project. For the banking sector in Europe, 2012 has been a year of great financial tensions, as mentioned before. These tensions mean that the positive effect of the ECB’s liquidity injection on risk premiums has virtually dissipated.

In the second half of the year, it was again the ECB which took a decisive step to bring the debt crisis in Europe to an end by embarking on a new program to buy public debt. Following the Eurogroup summit in late June, Europe has been working on the design of a roadmap for banking and fiscal union, conditions which are considered to be necessary to make the European project credible.

In Spain, significant progress has been made in restructuring the financial system, with the implementation of major reforms, while evidencing the diverse nature of the Spanish banking sector. The following are some of the highlights:

•	Enactment of the two Royal Decrees in February and May designed to ensure sufficient provisions for real-estate asset risk (problematic and non-problematic).

•	Approval by the Eurogroup for a loan of up to €100,000 million to bolster the solvency of the Spanish financial system.

•

Approval of Royal Decree-Law (and subsequent Act) for the Restructuring and Resolution of Credit Institutions, which is an essential tool for managing crisis in financial institutions. This is a major step forward in reforming the system, as it reinforces the instruments available, the role of public institutions and the procedures for the restructuring and resolution of financial institutions.

•

Publication of the results of the stress tests carried out on Spanish banks by two independent international consultants (top-down tests). The stress tests identified capital requirements of between €51,000 million and €62,000 million. Following this, the results of the stress tests on the same 14 Spanish banking groups carried out using individual analysis of each institution were published (bottom-up tests). The results revealed capital requirements of €54,000 million limited to institutions which account for around 30% of the system’s assets, and concentrated in those controlled by the Orderly Bank Restructuring Fund (FROB).

•

Creation of the Asset Management Company for Assets Arising from Bank Restructuring (SAREB), controlled by the FROB with a minority stake. The SAREB will be responsible for managing assets linked to the real-estate sector transferred to it by nationalized banks and those requiring an injection of public funds. It will manage assets of around €51,000 million, of which €36,000 million have already been transferred to the four institutions controlled so far by the FROB.

7

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

In the midst of all these events, the financial industry has continued with its deleveraging process, which has involved a reduction in business volume and a negative impact on the NPA ratio of the sector, which at the end of October amounted to 11.23% for the system as a whole.

The easing of financial tensions in the closing months of 2012 has prompted a reduction of the net funds requested from the ECB, funds which amounted to €313,000 million in December, after a high of €389,000 million in August.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

3. Summarized consolidated income statements

The Group’s summarized consolidated income statements for 2012 and 2011 are given below. Because of the agreements for the sale of the pension business in Latin America (mentioned above), earnings from this activity are classified under discontinued operations in the income statements for 2012 and also for 2011, for comparison purposes.

	Millions of Euros
BBVA Group Interim Consolidated Income Statements	2012	2011	% Change
NET INTEREST INCOME	15,122	13,152	15.0
Dividend income	390	562	(30.6)
Share of profit or loss of entities accounted for using the equity method	727	595	22.1
Net fees and commissions	4,353	4,031	8.0
Net gains (losses) on financial assets and liabilities and net exchange differences	1,767	1,481	19.3
Other operating income and expenses	82	206	(60.3)
GROSS INCOME	22,441	20,028	12.1
Operating expenses	(10,786)	(9,737)	10.8
Administration costs	(9,768)	(8,898)	9.8
Depreciation and amortization	(1,018)	(839)	21.4
OPERATING INCOME	11,655	10,290	13.3
Impairment losses on financial assets (net)	(7,980)	(4,226)	88.8
Provisions (net)	(651)	(508)	28.2
NET OPERATING INCOME	3,024	5,556	(45.6)
Other gains (losses)	(1,365)	(2,110)	(35.3)
INCOME BEFORE TAX	1,659	3,446	(51.9)
Income tax	276	(206)	n.s.

INCOME FROM CONTINUING TRANSACTIONS	1,934	3,240	(40.3)
Income from discontinued transactions (net)	393	246	59.8
NET INCOME	2,327	3,485	(33.2)
Net income attributed to non-controlling interests	(651)	(481)	35.3
NET INCOME ATTRIBUTED TO PARENT COMPANY	1,676	3,004	(44.2)

The explanations of the changes in the main headings of the summarized consolidated income statements are as follows:

“Net interest income” in 2012 stood at €15,122 million, up 15% on the €13,152 million posted in 2011. This increase is explained by the defense of customer spreads in practically all the geographical areas where the Group operates, strong activity in emerging countries and positive management of structural interest-rate risk in an environment marked by low interest rates. By geographical areas, the following is worth mentioning:

•

Resilience in Spain, in a context of lower volumes, low interest rates and strong competition to attract liabilities, thanks to BBVA’s relatively better liquidity and solvency position. Overall, this area generated cumulative net interest income of €4,836 million, with a rise of 10.1% compared with the figure for the same period in 2011.

•

In Eurasia, cumulative net interest income increased by 5.5% year-on-year to €847 million for the year (€802 million in 2011). The incorporation of Garanti on March 22, 2011, strong activity with retail customers and the favorable trend in customer spreads, particularly in Turkey (largely due to the reduction in the cost of liabilities) are behind this good performance.

•

Mexico reported net interest income of €4,164 million in 2012, 7.8% higher than in 2011 at constant exchange rates. The greater volume of activity and adequate price management have enabled BBVA to offset the impact of record-low interest rates.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

•

Net interest income in South America continues to perform strongly, benefiting from buoyant activity and the maintenance of customer spreads. Overall, the cumulative figure for the area as of December 2012 is €4,291 million, up 25.6% on the same period the previous year (excluding the exchange-rate effect).

•

In the United States, net interest income continued to be negatively affected by the Guaranty run-off, lower business volume in CIB, and the current environment of low interest rates with a practically flat curve. In contrast, the increase in the volume of loans and the year-on-year reduction in the cost of deposits had a positive impact. As a result, this heading stood at €1,682 million in 2012, down 4.7% at constant exchange rates.

The balance of the “Income from equity instruments” (dividends) heading for 2012 stood at €390 million, down 30.6% on the €562 million posted in 2011. Its main component, as in the previous year, is the dividends from BBVA’s investment in Telefónica, which have been suspended temporarily until November 2013.

The balance of the “Share of profit or loss of entities accounted for using the equity method” heading for 2012 amounts to €727 million, a 22.1% increase on the €595 million posted in 2011, mainly coming from the increase in the contribution from China National Citic Bank (CNCB) to the Group’s income statement, due to the growth of the banking business and to the significant improvement of its earnings on the same period last year.

The balance under the heading “Net fees and commissions” for 2012 stood at €4,353 million, up 8% on the €4,031 million posted in 2011. This increase is significant considering the adverse economic climate in developed countries and the regulatory changes that have come into force in some countries in which BBVA operates, and which have had a negative impact on the year-on-year comparison. However, the expansion of activity in emerging countries, as well as the incorporation of Garanti, offset the aforementioned factors.

The balance under the headings “Net gains (losses) on financial assets and liabilities” (NTI) and “Exchange differences (net)” for 2012 stood at €1,767 million, up 19.3% on the €1,481 million in 2011, largely due to the inclusion of capital gains from buybacks of securitization bonds and subordinated debt in the second and third quarters, respectively.

The balance under the heading “Other operating income and expenses” for 2012 amounted to €82 million, compared with earnings of €206 million in 2011. This heading continues to benefit from the positive performance of the insurance business in all the geographical areas. However, because it also includes the increased allocations to the deposit guarantee funds in the different regions where BBVA operates, it fell 60.3% in the year.

“Gross income” in 2012 amounted to €22,441 million, an increase of 12.1% compared with the €20,028 million posted in 2011. Without taking into account the less recurrent items from NTI and dividends, this figure would be €20,284 million, with growth of 12.8% over the same period.

The balance of “Operating expenses” in 2012 stood at €10,786 million, up 10.8% on the €9,737 million registered in 2011. This is due to the investment efforts being made, basically in emerging geographical areas and in technology. The size and scale of the Group have enabled it to undertake significant investments in global technology projects, particularly in the area of transformation and innovation. They have positioned the Bank at the forefront of technological innovation in the sector. BBVA started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all its branches in the United States. Progress has also been made in the Group’s multichannel distribution model, of which one example is the launch of “Dinero Móvil BBVA Bancomer” in Mexico.

The following are worth highlighting in terms of number of employees, branches and ATMs:

•

The reduction in staff of over 1,600 people in the last quarter, largely due to the sale of BBVA Puerto Rico, the restructuring plan in Unnim and the streamlining of operating circuits through the implementation of the new platform in BBVA Compass. Despite this, the number of employees at the end of 2012 stood at 115,852; 5,207 higher than at the end of 2011.

•

The number of branches increased by 521 units to 7,978. There are two main opposite factors: the incorporation of Unnim and the sale of the Puerto Rico business. The figures also continue to increase in Latin America.

•

Lastly, the number of ATMs, at 20,177 units as of December 31, 2012, has increased by 1,383 units. The investment effort made by the Bank in ATMs continues to be notable, as they are considered one of the key differentiating elements in BBVA’s multichannel strategy.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The balance of the “Depreciation and amortization” heading in 2012 amounted to €1,018 million, an increase of 21.4% on the €839 million posted in 2011, due to the investments made in technology in recent years.

The above factors, combined with the good performance of revenue, mainly recurring in nature, have led to an improvement in the Group’s efficiency ratio to 48.1% in 2012 (48.4% in 2011). It continues to be one of the lowest at global level. Meanwhile, “Operating income” has risen 13.3% to €11,655 million as of December 31, 2012.

This recurring and resilient generation of operating income has laid the sound foundations that have enabled the Group to absorb the additional provisions for impairment in the value of its real estate assets in Spain. If we add the provisions made to cover the impairment of the assets related to the real estate sector in Spain, accounted for under the headings “Impairment losses on financial assets” and “Other gains (losses)”, the total amount allocated by BBVA in 2012 totals €4,437 million. As a result, the balance of the “Impairment losses on financial assets (net)” of 2012 was €7,981 million, up 88.9% on the €4,226 million for 2011.

The balance under the heading “Provisions expense (net)” in 2012 reached €651 million, a 28% increase on the €508 million recorded in 2011, and basically includes early retirements, other contributions to pension funds and provisions for contingent liabilities.

The balance of “Other gains (losses)” as of December 31, 2012 is a loss of €1,365 million, down 35.3% on the negative €2,110 in 2011. This heading includes provisions made for real estate and foreclosed or acquired assets in Spain and the badwill generated by the Unnim deal.

As a result of the above, “Income before tax” for 2012 stood at €1,659 million, a 51.9% decrease on the €3,446 million recorded in 2011.

The balance of “Income tax” in 2012 is a positive €276 million, largely due to the provisions arising from the aforementioned Royal Decrees and to revenue with a low or no tax rate (particularly dividends and income by the equity method).

As already mentioned, due to the negotiations for the sale of the mandatory pension business in Latin America, the earnings in 2012 (and likewise in 2011 for comparison purposes) have been reclassified under “Earnings from discontinued operations” for the amount of €393 million, up 59.8% on the figure for 2011.

“Net income attributed to non-controlling interests” for 2012 is €651 million, an increase of 35.3% on the €481 million in the previous year, due basically to the growth in earnings from Venezuela and Peru.

Finally, “Net income attributed to parent company” for 2012 stood at €1,676 million, down 44.2% on the €3,004 in 2011. Not including the additional provisions due to the impairment of assets related to the real estate business in Spain and the Unnim badwill, the attributed income for the year amount to €4,406 million. To sum up, the BBVA Group continues to generate sound earnings despite the difficult environment.

BBVA Group	2012	2011
EPS (Earnings per Share)	0.32	0.62
ROE (Return on Equity)	4.0	8.0
ROA (Return on Asset)	0.37	0.61
Efficiency ratio (%)	48.1	48.6
NPL Ratio (%)	5.1	4.0
NPL Coverage Ratio (%)	72	61
Risk premium (%)	2.2	1.2

Earnings per share (EPS) in 2012 stood at €0.32 (€0.82 adjusted EPS), compared with €0.62 (€0.92 adjusted EPS) in December 2011.

Return on equity (ROE) as of December 31, 2012 stood at 4% (10.5% adjusted), compared with 8.0% (11.9% adjusted) in December 2011, while return on total average assets (ROA) was 0.37% (0.1% adjusted), compared with 0.61% (0.88% adjusted) in December 2011.

11

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

4. Summarized consolidated balance sheets and key operational figures

The Group’s summarized consolidated balance sheets as of December 31, 2012 and 2011 are shown below.

The change in the balance sheet figures compared with December 2011 includes the incorporation of the Unnim balances and the withdrawal from the business in Puerto Rico.

	Millions of Euros
ASSETS	2012	2011	% Change
CASH AND BALANCES WITH CENTRAL BANKS	37,434	30,939	21.0
FINANCIAL ASSETS HELD FOR TRADING	79,954	70,602	13.2
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,853	2,977	(4.2)
AVAILABLE-FOR-SALE FINANCIAL ASSETS	71,500	58,144	23.0
LOANS AND RECEIVABLES	383,410	381,076	0.6
Loans and advances to credit institutions	26,522	26,107	1.6
Loans and advances to customers	352,931	351,900	0.3
Debt securities	3,957	3,069	28.9
HELD-TO-MATURITY INVESTMENTS	10,162	10,955	(7.2)
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	226	146	54.8
HEDGING DERIVATIVES	4,894	4,552	7.5
NON-CURRENT ASSETS HELD FOR SALE	4,245	2,090	103.1
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	6,795	5,843	16.3
INSURANCE CONTRACTS LINKED TO PENSIONS	7	—	n.s.
REINSURANCE ASSETS	50	26	92.3
TANGIBLE ASSETS	7,785	7,330	6.2
INTANGIBLE ASSETS	8,912	8,677	2.7
TAX ASSETS	11,829	7,841	50.9
OTHER ASSETS	7,729	6,490	19.1

TOTAL ASSETS	637,785	597,688	6.7

As of December 31, 2012, the Group’s “Total Assets” stood at €637,785 million, an increase of 6.7% on the €597,688 million as of December 31, 2011. This increase is the effect of several divergent factors: on the one hand, the strong lending activity in South America and the positive effect of the appreciation of the currencies of the countries in America where the Group operates; on the other, the stagnation of the business in Spain as a result of the deleveraging process underway in the economy.

At the close of 2012, the balance under the heading “Loans and receivables” totaled €383,410 million, with an increase of 0.6% on the €381,076 million posted as of December 31, 2011.

Within this heading, the balance of “Loans and advances to credit institutions” is €26,522 million, a slight 1.6% increase on December 2011. The heading “Loans and advances to customers”, which as of December 31, 2012 stood at €352,931 million, has remained stable compared with the €351,900 million posted as of December 31, 2011, but with mixed performance depending on the geographical area, as mentioned earlier.

By business areas, the main trends are:

•

The deleveraging process taking place in Spain, and which has been more acute in the latter part of the year has been partly offset by the incorporation of Unnim balances at the end of July 2012, and the setting up of the fund to finance payments to suppliers. Overall, gross customer lending in the area is down 1.5% year-on-year.

•

Performance in Eurasia has been mixed: negative in the wholesale segment in Europe and Asia, and positive in the retail portfolio, mainly focused on BBVA’s stake in Garanti. Lending activity in CIB fell by 29.9% over the year, due the economic decline, together with its strategy of selective growth focused on certain clients and portfolios. In contrast, gross lending to customers from Garanti is up 15.1% in the same period. At year-end, the loan book for the area had contracted 13.0% year-on-year.

12

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

•

Mexico has maintained a good rate of growth, largely stemming from retail portfolios. Growth is particularly significant in consumer finance and credit cards and in small businesses. This has resulted in positive growth of the loan book in the area of 8.6% (at constant exchange rates).

•

South America has continued to post significant growth in all geographical areas and in practically all portfolios, although the excellent performance in the retail segment is also worth pointing out here. In total, the loan book increased by 18.6% over the year (constant exchange rates).

•

The United States has performed strongly, underpinned by the positive trend in turnover reported by BBVA Compass in its target portfolios, i.e. in commercial and industrial loans and mortgages in the residential real estate segment. As a result, despite the continued slump in the construction real estate sector, the loan book in BBVA Compass has grown 4.1% since the end of 2011 (also at constant exchange rates).

•	In short, the resident sector experienced steadily dwindling growth, against a non-resident sector benefiting from the positive performance in emerging economies.

13

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

	Millions of Euros
LIABILITIES AND EQUITY	2012	2011	% Change
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	55,927	51,303	9.0
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,516	1,825	37.9
FINANCIAL LIABILITIES AT AMORTIZED COST	506,487	479,904	5.5
Deposits from central banks	46,790	33,147	41.2
Deposits from credit institutions	59,722	59,356	0.6
Customer deposits	292,716	282,173	3.7
Debt certificates	87,212	81,930	6.4
Subordinated liabilities	11,831	15,419	(23.3)
Other financial liabilities	8,216	7,879	4.3
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	n.s.
HEDGING DERIVATIVES	2,968	2,710	9.5
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	387	—	n.s.
LIABILITIES UNDER INSURANCE CONTRACTS	9,032	7,737	16.7
PROVISIONS	7,927	7,561	4.8
TAX LIABILITIES	4,077	2,330	75.0
OTHER LIABILITIES	4,662	4,260	9.4

TOTAL LIABILITIES	593,982	557,630	6.5

EQUITY	—	—	n.s.
STOCKHOLDERS’ FUNDS	43,614	40,952	6.5
VALUATION ADJUSTMENTS	(2,184)	(2,787)	(21.6)
NON-CONTROLLING INTEREST	2,372	1,893	25.3

TOTAL EQUITY	43,802	40,058	9.3

TOTAL LIABILITIES AND EQUITY	637,785	597,688	6.7

Memorandum items:
Customer funds on balance sheet	391,759	379,522	3.2
Customer deposits	292,716	282,173	3.7
Debt certificates	87,212	81,930	6.4
Subordinated liabilities	11,831	15,419	(23.3)
Other customer funds	159,285	144,291	10.4
Mutual funds	41,371	39,294	5.3
Pension funds	89,776	78,648	14.1
Customer portfolios	28,138	26,349	6.8

TOTAL CUSTOMER FUNDS	551,044	523,813	5.2

As of December 31, 2012, the balance under the heading “Financial liabilities at amortized cost” totaled €506,487 million, with an increase of 5.5% on the €479,904 million posted as of December 31, 2011.

“Customer deposits”, which accounts for 57.8% of this heading, stood at €292,716 million at the close of 2012. This 3.7% increase on the €282,173 posted as of December 31, 2011 has been fueled by the strong performance of the typical headings of the retail segment, i.e. checking and savings accounts and time deposits in both the resident and non-resident sectors. Despite the difficult economic environment, the BBVA Group continues to demonstrate its great capacity to gather new funds thanks to the high capillarity of its commercial network.

“Off-balance sheet customer funds”, totaled €159,285 million as of December 31, 2012 and are up 10.4% over the year. By type of product, pension funds performed particularly well, increasing by 14.1% in the same period. In Spain, BBVA still holds the top spot in terms of assets under management, in both pension and mutual funds. In pension funds, its market share stands at 19.1%, according to the latest information available as of September 2012. Its market share in mutual funds stands at 17.5%, according to November data, i.e. 48 basis points above the figure for the same date in 2011. In the non-resident sector, there continue to be overall increases in assets under management in mutual funds and customer portfolios.

14

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

“Debt certificates” increased in 2012 due to new issues and promissory notes placed on the retail network.

5. Business performance: earnings and activity by business area

The BBVA Group’s activity is geographically diversified in Spain, Mexico, South America and the United States, with an active presence in Europe and Asia, especially Turkey and China. As mentioned in Note 6 of the accompanying consolidated financial statements, the business areas used by the BBVA Group as a basic management tool are: Spain, Eurasia, Mexico, South America and the United States.

In 2012 the main change in the BBVA Group’s business areas has been the transfer to the United States of the assets and liabilities of a branch located in Houston that previously belonged to Mexico (BBVA Bancomer). This was done to reflect the geographical nature of the Group’s reporting structure. Insignificant changes have also been carried out affecting other areas, but given their limited relevance, they require no comment here.

Thus the composition of the business areas in 2012 is very similar to last year’s.

The breakdown of “Net income attributed to parent company” in 2012 and 2011 by business area in the Group is as follows:

	Millions of Euros
Net Income by Business Areas	2012	2011	% Change
Spain	(1,267)	1,352	n.s.
Eurasia	950	1,031	(7.8)
Mexico	1,821	1,711	6.4
South America	1,347	1,007	33.8
The United States	475	(691)	n.s.
Corporate Activities	(1,649)	(1,405)	17.3

Total	1,676	3,004	(44.2)

Spain’s income statement for 2012 reflects the significant loan-loss provisions made to offset the steady impairment of real estate portfolios.

In Eurasia, the excellent performance of Garanti in Turkey and the positive contribution from the Group’s stake in CNCB (China) are worth mentioning. The trend in Portugal is negative due to the greater provisions made during the year.

South America continued to increase its relative weight in the Group’s earnings, with the franchises in Colombia, Peru and Venezuela standing out thanks to strong activity and good management of risk and interest rate spreads.

In the United States, the significant reduction of impairment losses in the loan portfolio has had a very positive impact on earnings and offsets the flat performance of net interest income in the current environment of low interest rates and a relatively flat curve.

The explanations for the changes in the income statement and the main figures on the balance sheet for each of the business areas are given below.

Spain

The area of Spain includes the Retail Network, with the segments made up of individual customers, private banking and small companies and businesses in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate and Investment Banking (CIB), which includes business with large corporations and multinational groups, and the liquidity assets management and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

15

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Industry Trends

In 2012, the commercial activity of Spanish credit institutions was carried out in a very difficult environment marked by:

•	Greater uncertainty and weak economic growth.

•

The debt crisis in Europe and difficulties in accessing the international wholesale finance markets. Financial tension that kept the markets practically closed during much of the year and increased dependence on finance from the ECB.

•	High volatility of the financial markets.

With respect to the Spanish financial system, macroeconomic weakness and the necessary deleveraging process in the Spanish economy has led to a significant stagnation in demand for credit. This is limiting growth in volumes and has had a negative effect on the NPA ratio, which at the end of November stood at 11.4% according to Bank of Spain data.

The second quarter of the year was also a key time in terms of the progress made in the restructuring of the Spanish financial system, with the culmination of several stages of the schedule set in the Memorandum of Understanding (MoU):

•

In September the conclusions of the bottom-up exercise conducted by Oliver Wyman mentioned above were made public. The results of this stress test once more showed the disparity within the Spanish financial system, with a core of strong banks and vulnerability limited to a specific part of the industry. On the basis of these results, Spanish banks can be split into four groups:

Group 0: banks which do not have capital deficit, including BBVA.

Group 1: banks which are already controlled by the FROB.

Group 2: banks which cannot comply with capital deficit by themselves.

Group 3: banks with a credible plan to comply with private capital deficit.

•

In November, the European Commission approved the restructuring plans of the four Spanish banks taken into administration. According to the Commission, the four will need an injection of €37 billion in public funds, less than the €52.5 billion needed according to the stress tests conducted by Oliver Wyman on the banks. In exchange, the Commission imposed a 60% reduction of their existing assets by 2017.

•	The banks included initially in Group 3 have managed to meet their capital needs independently.

•

December 20 saw the approval of the recapitalization plans of the banks included in Group 2. The capital they will receive as a whole was estimated at €1,865 million. As in the case of the banks taken into administration, they will have to reduce the assets on their balance sheets as of December 31, 2010 by between 25% and 40% (depending on the bank) by 2017.

•

The asset management company SAREB was set up on November 28, and the transfer of toxic assets by the nationalized banks was completed on December 31; in exchange, these banks received senior debt issued by SAREB and guaranteed by the State. The transfer of assets for Group 2 will take place during the first quarter of 2013 and will require a new share capital increase and the issue of subordinated debt, which will be subscribed by the current shareholders and by new ones who join.

•

On November 27, the Fund for the Orderly Restructuring of the Banking Sector (FROB) awarded Banco de Valencia to CaixaBank. The total cost of this sale, including other support measures requested, is less than the amount that winding up the bank would involve.

In short, the restructuring process will enable a reduction of the installed capacity in the industry and lead to a financial system with fewer but solvent, healthy and more efficient banks.

16

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Earnings and Activity

The most significant aspect of earnings in the area in 2012 is the resilience of income, in an environment marked by very low activity and fierce competition to attract liabilities, strict cost control and a significant increase in provisions to cover the impairment of assets related to the real-estate sector in Spain.

	Millions of Euros
Spain	2012	2011	% Change 2012-2011
NET INTEREST INCOME	4,836	4,391	10.1
Net fees and commissions	1,607	1,461	10.0
Net gains (losses) on financial assets and liabilities and net exchange differences	(13)	11	n.s.
Other operating income and expenses	355	464	(23.6)
GROSS INCOME	6,784	6,328	7.2
Operating expenses	(2,818)	(2,787)	1.1
Administration costs	(2,722)	(2,689)	1.2
Personnel expenses	(1,679)	(1,687)	(0.5)
General and administrative expenses	(1,043)	(1,002)	4.0
Depreciation and amortization	(96)	(98)	(1.9)
OPERATING INCOME	3,967	3,541	12.0
Impairment losses on financial assets (net)	(5,710)	(1,711)	233.6
Provisions (net) and other gains (losses)	(98)	68	n.s.
INCOME BEFORE TAX	(1,841)	1,897	n.s.
Income tax	575	(546)	n.s.
INCOME FROM CONTINUING TRANSACTIONS	(1,267)	1,352	n.s.
Income from discontinued transactions (net)	—	—	n.s.
NET INCOME	(1,267)	1,352	n.s.
Net income attributed to non-controlling interests	(1)	(0)	106.4
NET INCOME ATTRIBUTED TO PARENT COMPANY	(1,267)	1,352	n.s.

The changes in the main headings of the income statement of this business area are:

“Net interest income” for 2012 stood at €4,836 million, an increase of 10.1% on the €4,391 million in the previous year. This was despite the environment of lower volumes, thanks to good price management through repricing of loans, and protection the mortgage portfolio from interest rate fluctuations.

The balance under the heading “Net fees and commissions” totaled €1,607 million, up 10% on 2011, despite the aforementioned decline in activity.

The heading “Other operating income and expenses” totaled €355 million, a 23.6% reduction, due to the increased allocations to the Deposit Guarantee Fund, which were not offset by the good performance of income from the insurance business.

As a result, “Gross income” in 2012 amounted to €6,784 million, up 7.2% on the €6,328 million posted in 2011, a very positive performance taking into account the environment in which it was generated.

The balance of “Operating expenses” for 2012 amounted to €2,818 million, up 1.1% on 2011, with €2,787 million due to the incorporation of Unnim. Even so, they have increased below the rate of inflation as a result of strict controls.

As a result, “Operating income” for 2012 stood at €3,967 million, up 12% on the €3,541 million posted in 2011, while the efficiency ratio improved compared to 2011, thanks to the better performance of revenue. It closed 2012 at 41.5% (44% in 2011).

In 2012, the balance under the heading “Impairment losses on financial assets (net)” amounted to €5,710 million, compared with €1,711 million in 2011. This positive result enabled the Group to absorb the significant increase in loan-loss provisions to cover the impairment of assets related to the real-estate sector in Spain. Consequently, the coverage ratio in the area improved to 67%, compared with 44% at the end of the previous year.

17

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The balance under the headings “Provisions (net)” and “Other gains (losses)” in 2012 stood at €98 million, compared with €68 million in 2011.

Because of the considerable provisions made, “Income before tax” for 2012 stood at a negative €1,841 million, compared with a €1,897 million profit in 2011.

Consequently, the balance of “Income tax” for 2012 amounted to a positive €575 million, compared with €546 million in tax expense the previous year.

As a result, “Net income attributed to parent company” in 2012 totaled a loss of €1,267 million, compared with a profit of €1,352 million in 2011. Excluding the higher provisions for real estate assets mentioned earlier, the area contributed income of €1,211 million.

	Millions of Euros
Spain	2012	2011	% Change 2012-2011
Total Assets	317,151	311,987	1.7

Loans and advances to customers	210,982	214,277	(1.5)

Total customer funds	129,640	109,421	18.5

Off-balance-sheet funds	52,735	51,159	3.1
Economic capital allocated	12,110	10,558	14.7
Efficiency ratio (%)	41.5	44.0
NPA Ratio (%)	6.9	4.8
NPA Coverage Ratio (%)	67	44
Risk premium (%)	2.66	0.78

The changes in the main headings of activity in this business area are as follows:

As of December 31, 2012, the balance of “gross lending to customers” stood at €210,982 million, down 1.5% on the €214,277 million posted as of December 31, 2011. Excluding the balance contributed by the integration of Unnim, the decline is 11.1%, in line with the deleveraging process underway in the country’s economy.

As for the asset quality of BBVA’s portfolio in Spain, the NPA ratio as of December 31, 2012 is 6.9%. Excluding the impact of Unnim, the figure is 5.9%, up 11 basis points on the one posted at the close of December 2011. This is due to the difficult economic situation in the country and the deleveraging process underway. However, this ratio is lower than that in the sector as a whole. The coverage ratio as of the same date rose to 67% as a result of the increase in provisions needed due to the greater impairment of the assets associated with real estate sector.

“On-balance-sheet funds” stood at €129,640 million as of December 31, 2012, up 18.5% since December 2011. Even excluding the balance contributed by Unnim, this heading shows a significant increase of 7.7%, due in part to the competitive advantage of an efficient and well dimensioned distribution network in the context of the current restructuring underway in the industry, and underpinned by good management in deposit gathering and the renewals of existing contracts completed by the commercial network.

“Off-balance-sheet funds” managed by BBVA in Spain amounted to €52,735 million, up 3.1% on the same date of the previous year. Of this amount, €19,116 million correspond to mutual funds, which were down 2.1% over the year, while pension funds, which amounted to €18,313 million as of December 31 2012, were up 6.3% year-on-year, thanks to the positive management of renewals and new accounts, strongly supported by the new range of products developed by BBVA. Specifically, in the fourth quarter of 2012, the Group launched six new products that complete the range of pension plans and Basque social insurance entities available for its customers.

This has enabled BBVA to maintain its position as the number one manager in both mutual and pension funds in Spain, with market shares of 17.3% in mutual funds (according to the latest information available as of November) and 19.1% in pensions (according to data published by Inverco in September).

18

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Products and Services

BBVA has a value offer which is adapted to the needs of each of the segments in which it operates. During 2012, it launched several products and services that have improved the area’s positioning.

In the individual customer segment, the Group continued working on developing the necessary applications to respond to demand for mortgage products with sufficient speed and flexibility, and also on having an appropriate pricing and risk control policy to enable it to continue to support customers with payment difficulties by allowing loan installments to be adapted to their economic capacity at any given time.

In on-balance-sheet funds, the area’s policy aimed at increasing the customer base by using funds and transactional services as levers for attracting funds. The policy included the launch of the “Adiós Comisiones” (Goodbye, commissions) campaign, which eliminates account fees for customers whose pensions or salaries are paid directly into their bank accounts, and offers them free debit or credit cards, as well as additional advantages in other financial products to reward their loyalty to the Bank. A notable new feature in time deposits has been deposits whose interest rates are linked to the level of customer loyalty. These were products were key to increasing the customer base in 2012.

In pension funds, particularly noteworthy were the “Plan Tranquilidad 17B” and “Plan Tranquilidad 20B” guaranteed fixed-income plans, as well as the bonus campaigns, launched in the last part of the year, with bonuses of between 2-4%, depending on the amount contributed.

In 2012, the Group created the Premium unit with the aim of extending the BBVA private banking model to three types of clients: value customers (over €60,000 in funds or salaries of over €3,000), high value added (over €300,000 in funds) and high-net-worth customers (over €2,000,000). All three types of customer are included in this segment, but the specific range of products and services offered depend on the particular nature of each sub-segment. This new segment is a continuation of the strategy started by Private Banking two years ago, with special emphasis on attracting and retaining customers and on differentiation.

In Corporate and Business Banking (CBB), BBVA has confirmed its leading role in the distribution of credit facilities under preferential conditions with the signing of the ICO-2012 Agreement, with lines such as “Investment”, “Internationalization”, “Liquidity”, “Entrepreneurs”, “Home Restoration”, “SGR Guarantee” and others intended for segments such as foreign trade, the domestic market and tourism.

In the current environment of deleveraging and sluggish activity, BBVA remains committed to supporting economic activity and to maintaining its offer of products and services to Spanish companies. The “International Synergies” project was launched during the third quarter of 2012. The aim of this project is for corporate clients of BBVA in Spain to be provided with a global range of services in all the countries in which the Group operates. In 2012, the cycle of conferences “Growing Abroad”, organized by the international department of this area, has continued to support Spanish companies in their international expansion process as a means for promoting economic growth.

In Institutions, two particularly important developments are worthy of note: first, BBVA’s contribution of €2,600 million to the mechanism for payment of suppliers established by the government in late February as a way of injecting liquidity into the Spanish productive system; and second, the advisory work for the Ministry of Economy and Competitiveness and the Ministry of Finance and Public Administrations for the creation and development of the Regional Liquidity Fund (FLA). The Spanish banking system will participate with €8,000 million, €1,600 million of which will be contributed by BBVA.

Eurasia

Industry Trends

The situation in Europe was very complex in 2012 and once again affected the banking system in the euro zone. The wholesale financial markets have been affected by the high volatility of the risk premiums of the peripheral countries and by the successive reviews of sovereign ratings which, in turn, were reflected in those of their financial institutions. In the last quarter, the first steps were taken to set up single banking supervision, which is considered key to breaking the link between sovereign and banking risk.

In Turkey, after the tougher lending conditions and rise in interest rates imposed by its Central Bank, prospects of a more moderate inflation rate, a steadily improving current-account deficit and a slight slowdown in growth of

19

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

domestic demand, have in the second half of 2012 led to a fall in the official interest rate and a reduction in the overnight lending rate. The year-on-year growth in lending has remained high (20%), although below the 2011 figures, and the NPA ratio remains low. Finally, it should be noted that in November the credit rating agency Fitch upgraded Turkey from speculative (BBB-) to investment grade (BB+) with a stable outlook. Among the reasons given for this are the Turkish economy’s sound banking sector and favorable growth prospects in the medium and long term.

Finally, in China the financial sector plan was published in September, following on from the Five-Year Plan (2011-2015). It restated the intention to abolish interest-rate controls, promote financial innovation and bolster the framework of financial regulation. The Plan also establishes a goal of increasing the weight of the financial sector as a proportion of GDP in terms of added value from 4.4% in the last decade to 15% by 2015. In this context, growth in the banking sector remains relatively stable. However, the proportion of long-term loans has increased, reflecting the fact that credit flows are already moving toward public infrastructure projects and corporate investment.

Eurasia includes activity in Europe excluding Spain and Asia. For these purposes, Europe includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail businesses of the branches in Paris, London and Brussels, wholesale activity carried out in the region (except Spain), and Turkey (which includes the stake in Garanti). Asia includes all the wholesale and retail businesses carried out on the continent and the stake in CNCB and CIFH.

Throughout 2012, BBVA has steadily progressed with its multi-channel strategy to provide services to customers as well as possible, in the way which is most convenient for them. It has continued to transform its physical distribution model, with different types of branches, which are increasingly better adapted to customers’ needs. This year, it has inaugurated its “flagship” branch. This is a new kind of branch which puts the customer at the core of the relationship with the Bank. Spaces where the customer can operate independently are combined with others with specialized advisory services and areas for exhibitions, talks or other activities, always with the aim of attracting new customers. This new initiative goes hand in hand with other models of smaller branches, which cover the most basic financial needs and offer a self-service focused relationship model, without overlooking approachability and convenience.

Finally, BBVA remains committed to developing applications that promote the use of mobile banking. This channel now has over 675,000 users.

Earnings and Activity

	Millions of Euros
Eurasia	2012	2011	% Change 2012-2011
NET INTEREST INCOME	847	802	5.5
Net fees and commissions	451	391	15.4
Net gains (losses) on financial assets and liabilities and net exchange differences	131	113	16.4
Other operating income and expenses	781	655	19.2
GROSS INCOME	2,210	1,961	12.7
Operating expenses	(778)	(648)	20.0
Administration costs	(724)	(604)	19.8
Personnel expenses	(404)	(359)	12.7
General and administrative expenses	(319)	(246)	30.1
Depreciation and amortization	(54)	(44)	23.6
OPERATING INCOME	1,432	1,313	9.0
Impairment losses on financial assets (net)	(328)	(149)	120.8
Provisions (net) and other gains (losses)	(50)	11	n.s.
INCOME BEFORE TAX	1,054	1,176	(10.4)
Income tax	(103)	(145)	(28.6)
INCOME FROM CONTINUING TRANSACTIONS	950	1,031	(7.8)
Income from discontinued transactions (net)	0	0	n.s.
NET INCOME	950	1,031	(7.8)
Net income attributed to non-controlling interests	0	—	n.s.
NET INCOME ATTRIBUTED TO PARENT COMPANY	950	1,031	(7.8)

20

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The analysis of the changes in the main headings of the income statement for this business area should take into account that Garanti was incorporated into the Group’s earnings in March 2011 and therefore added nearly one quarter less that year than in 2012. These changes are as follows:

The “Net interest income” generated by the area in 2012 is €847 million, an increase of 5.5% on the €802 million recorded in 2011.

The balance of “Net fees and commissions” in 2012 totaled €451 million, with an increase of 15.4% on the €391 million posted in 2011.

As of December 31, 2012 “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” was €131 million, compared with €113 million in 2011.

The “Other operating income and expenses” balance for 2012 totaled €781 million, compared with €655 million in 2011, up 19.2% due to the growing contribution of CNCB.

As a result, “Gross income” at the close of 2012 stood at €2,210 million, an increase of 12.7% on the €1,961 million posted last year, thanks to the capacity of both Garanti and CNCB to generate recurring revenue.

The “Operating expenses” balance in 2012 was €778 million, up 20% on the €648 million posted in 2011, due to the investments made, mainly in emerging countries.

As a result of the above, “Operating income” for 2012 stood at €1,432 million, an increase of 9% on the €1,313 million in 2011.

The balance of “Impairment losses on financial assets (net)” at the close of 2012 stood at €328 million, up 120.8% on the figure of €149 million in 2011, due to one-off provisions made in Portugal.

The balance of “Provisions (net)” and “Other gains (losses)” in 2012 has been €50 million, which compares with €11 million in the previous year.

“Income before tax” in 2012 totaled €1,054 million, down 10.4% on the €1,176 million in 2011, due to the aforementioned provisions made in Portugal.

The balance of “Income tax” in 2012 was €103 million, down 28.6% on the €145 million posted in 2011.

As a result of the above, “Net income” for 2012 totaled €950 million, a 7.8% decrease on the €1,031 million in 2011.

Europe contributed 34.8% to the above result, i.e. €331 million (down 28.8% year-on-year). Of particular note is the continued excellent performance of Turkey, whose income stood at €314 million, a rise of 62.8% on the previous year (partly because Garanti contributed for the 12 months in 2012, while in 2011 it began to contribute at the end of March). In the rest of Europe, the net attributable profit fell 93.9% in the same period to €17 million. This is due to reduced activity with wholesale customers, turbulence in the markets and the aforementioned loan-loss provisions made in Portugal.

Garanti is a bank that serves 11.5 million customers with a workforce of 20,318. It has a network of 936 branches and 3,508 ATMs. Its most notable figures in 2012 are as follows:

•

Continued progress in lending (up 9.4% year-on-year), particularly in the local currency (up 16%). There has been a notable boost in the retail portfolio, with positive growth rates that are above the sector average, in highly profitable products such as loans to the automobile sector and mortgages.

•	Customer deposits have continued to rise (up 1.4% in the year) thanks to the strong growth in Turkish lira-denominated deposits (up 4.3%).

•

Excellent management of customer spreads, thanks mainly to a reduction in the cost of liabilities. In the fourth quarter of 2012 this cost fell once more, leading to an additional increase in the spread and thus an improvement in the bank’s profitability ratios.

•	Together with the high yield generated by inflation-linked bonds, this has helped strengthen the bank’s gross income.

21

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the

European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

•	In addition, Garanti Group is notable for its high core Tier I capital ratio (16.3%) calculated under Basel II, where it leads the field among its peers.

•	To sum up, increased activity, a diversified revenue base and disciplined cost management have allowed the Garanti Group to generate a net attributable profit of €1,453 million in 2012.

Finally, Asia has posted a cumulative net attributable profit of €620 million, accounting for 65.2% of earnings in the area. Most of this amount comes from the contribution from CNCB. According to the latest data published as of September 2012, the bank’s cumulative net attributable profit increased by 12.4% year-on-year. With respect to activity, deposits are positive, with a bigger increase than in lending (up 19.7% and 15.3% in year-on-year terms, respectively). Finally, CNCB improved its capital ratio, which calculated under the local criterion stood at 13.7% at the close of the third quarter of 2012.

	Millions of Euros
Eurasia	2012	2011	% Change 2012-2011
Total Assets	48,282	53,354	(9.5)

Loans and advances to customers	30,228	34,740	(13.0)

Total customer funds	16,484	21,142	(22.0)

Off-balance-sheet funds	1,195	1,036	15.3
Economic capital allocated	4,607	4,245	8.5
Efficiency ratio (%)	35.2	33.1
NPA Ratio (%)	2.8	1.5
NPA Coverage Ratio (%)	87	123
Risk premium (%)	0.97	0.46

The changes in the main headings of activity in this business area are as follows:

As of December 31, 2012, the balance of “loans and advances to customers (gross)” stood at €30,228 million, down 13% on the €34,740 million posted as of December 31, 2011. The reduced loan portfolio with wholesale clients, due to the deleveraging process under way in Europe, account for this situation. In contrast, lending activity in the retail business performed well. The volume of lending has increased by 11.3% over the last twelve months. There is a notable contribution from the balances in Turkey, which account for 36.8% of gross customer lending in the area. They increased by 15.1% on the figure at the same date the previous year.

As for the risk indicators, there has been a rise in the NPA ratio, which as of December 31, 2012 stood at 2.8%, an increase of 130 basis points on the figure posted at the close of 2011. However, this figure continues to be low and is due, mainly, to the lower volume of lending. The coverage ratio ended the year at 87% and the risk premium at 0.97%.

As of December 31, 2012, “on-balance-sheet customer funds” stood at €16,484 million, down 22% on the €21,142 million as of December 31, 2011. In the same way as with assets, customer liabilities in Turkey performed well, while in the Paris, London and Brussels branches wholesale deposits fell, influenced by a very complex situation in the euro zone that has resulted in wholesale financial markets being affected by the high volatility of the risk premiums of the peripheral countries and by the successive reviews of sovereign ratings, which have also been reflected in the ratings of their financial institutions. However, tensions in the financial markets in the euro zone eased in the last quarter and this has resulted in a recovery in deposits in the wholesale segment.

Products and Services

During 2012, Garanti has added over 50 new products and services. Around 35% of these new products and services are connected with mobile banking or Internet, showing Garanti’s innovative spirit and reinforcing its leadership in this segment. Particularly important have been:

New technologies-Garanti Bank is the leading bank in Turkey as far as new technologies applied to banking are concerned. This is borne out by Internet banking statistics, which show that Garanti has a 25% market share in number of customers, 29% in financial transactions and 52% in number of online payments, according to the official banking association data. The figures are even higher in market share in mobile banking: 37% in customers, 45% in financial transactions and 49% in payments by cell phone.

22

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the

European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

During 2012, mobile applications for Iphone, Ipad, Blackberry and Android have been launched or renewed, with new features added. The “e-trader” is an application which has been developed for all these devices. It allows customers to monitor their portfolios and keep track of the markets in real time. As a result of all these innovations, the number of users of Garanti mobile banking has risen by 141% since the start of 2012.

Deposits-Under this heading, the launch of “time deposits in gold” is particularly important. Customers who wish to deposit their own gold pieces can have them valued every week at over 100 Garanti branches across Turkey. Practically all the gold acquired is used to cover the percentage of compulsory reserves which, according to the Central Bank of Turkey (CBT), can be deposited in gold instead of the local currency (30% of total reserves).

Cash management-As one of the products designed to meet companies’ needs, this heading includes “Direct Debit Discount”, a new cash management product which allows companies to discount their direct debits receivable to meet their financial requirements.

Support to SMEs-To encourage companies to become more involved in Internet banking, a number of products were launched in 2012, such as “E-Commerce Package”, which aims to increase SMEs’ use of email

Mexico

This area comprises the banking, pensions and insurance business conducted in Mexico by the BBVA Bancomer financial group.

Industry Trends

In 2012 the Mexican banking system continued to maintain high capitalization and liquidity levels. This has enabled lending expansion in all portfolios, and the buoyant mood is expected to continue due to the favorable macroeconomic environment. Fund gathering is also positive, so there are no liquidity tensions.

The year-on-year comparison of this area’s financial statements is positively affected by the appreciation of the Mexican peso against the euro, although in the income statement the impact is less relevant than on the balance sheet, since the average exchange rate appreciated by 2.29%, while the appreciation in the fixing price over the period amounts to 5.04%. The most important figures include a reference to the percentage change at constant exchange rates.

Activity and Earnings

2012 was a year of change for Mexico. Investment continued to take advantage of market opportunities and thus maintain a sound financial position.

23

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

An agreement for the sale of the pension business in Mexico was signed in the second half of the year. The earnings from this activity are therefore classified under discontinued operations in the income statement for 2012 and also for 2011, for comparison purposes.

	Millions of Euros
Mexico	2012	2011	% Change 2012-2011
NET INTEREST INCOME	4,164	3,776	10.3
Net fees and commissions	1,087	1,022	6.4
Net gains (losses) on financial assets and liabilities and net exchange differences	218	296	(26.3)
Other operating income and expenses	288	227	27.0
GROSS INCOME	5,758	5,321	8.2
Operating expenses	(2,172)	(1,936)	12.2
Administration costs	(2,038)	(1,831)	11.3
Personnel expenses	(912)	(822)	11.0
General and administrative expenses	(1,126)	(1,009)	11.6
Depreciation and amortization	(133)	(105)	27.0
OPERATING INCOME	3,586	3,385	5.9
Impairment losses on financial assets (net)	(1,320)	(1,180)	11.9
Provisions (net) and other gains (losses)	(41)	(59)	(30.5)
INCOME BEFORE TAX	2,225	2,146	3.7
Income tax	(538)	(513)	4.7
INCOME FROM CONTINUING TRANSACTIONS	1,688	1,633	3.4
Income from discontinued transactions (net)	136	81	69.1
NET INCOME	1,824	1,714	6.4
Net income attributed to non-controlling interests	(3)	(3)	20.6
NET INCOME ATTRIBUTED TO PARENT COMPANY	1,821	1,711	6.4

The changes in the main headings of the income statement of this business area are:

“Net interest income” for 2012 amounted to €4,164 million, with an increase of 10.3% on the €3,776 million in 2011. The increase at constant exchange rates is 7.8%. The volume of activity, combined with good price management, have offset the impact of low interest rates throughout the year. As a result, despite the economic situation, profitability, calculated as the net interest income over average total assets, remains stable.

The balance under the heading “Net fees and commissions” in 2012 totaled €1,087 million, up 6.4% (4% at constant exchange rates) on the €1,022 million posted the previous year, due to increased transactions by customers with credit and debit cards, and a higher volume of assets under management in mutual funds.

The balance under the headings “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” for 2012 totaled €218 million, down 26.3% on the €296 million in 2011, when exceptionally high brokerage revenues were posted.

The balance of “Other operating income and expenses” for 2012 amounted to €288 million, a 27% increase on the €227 million registered the previous year, as a result of the strength of the insurance business.

As a result of the above, “Gross income” for 2012 amounted to €5,758 million, with an increase of 8.2% (5.8% at constant exchange rates) on the €5,321 million registered in 2011.

The balance of “Operating expenses” in 2012 was €2,172 million, an increase of 12.2% (9.7% at constant exchange rates) on the €1,936 million posted in 2011, as a result of the investments undertaken in technology and infrastructure in recent years. The number of ATMs continued to grow over the year to 7,733 units, while POS terminals increased by 9,176 units. With these figures for income and expenses, the efficiency ratio remains one of the best in the Mexican system, at 37.7%.

24

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

“Operating income” for 2012 stood at €3,586 million, compared with €3,385 million in 2011, with a decrease of 5.9%, or 3.6% excluding the exchange-rate effect; the latter increases to 6.6% excluding the more volatile revenues from NTI.

The balance under the heading “Impairment losses on financial assets (net)” for 2012 stood at €1,320 million, up 11.9% (or 9.4% at constant exchange rates) on the €1,180 million in the previous year. This increase is in line with the growth in activity in the area, since the accumulated risk premium remains at 3.49%, the same figure posted the previous year, and the NPA and coverage ratios have barely changed, ending the year at 3.8% and 114%, respectively.

The balance under the headings “Provisions expense (net)” and “Other gains (losses)” in 2012 stood at €41 million, compared with €59 million in 2011.

As a result, “Income before tax” stood at €2,225 million, up 3.7% on the €2,146 million in 2011. “Income tax” stood at €538 million, increasing in line with earnings on the €513 million posted the previous year.

As already mentioned, due to the agreement for the sale of the mandatory pension business managed by the Bancomer Afore, the earnings in 2012 (and likewise in 2011 for comparison purposes) have been reclassified in “Income from discontinued transactions” for the amount of €136 million, up 69.1% on the figure for 2011.

As a result of the above, in 2012 Mexico generated “Net income attributed to parent company” of €1,821 million, up 6.4% on the €1,711 million posted in 2011. Excluding the impact of the peso’s appreciation, the increase was 4.7%.

	Millions of Euros
Mexico	2012	2011	% Change 2012-2011
Total Assets	82,432	72,488	13.7

Loans and advances to customers	38,937	34,084	14.2

Total customer funds	34,071	31,097	9.6

Off-balance-sheet funds	40,805	35,317	15.5
Economic capital allocated	4,991	4,236	17.8
Efficiency ratio (%)	37.7	36.4
NPA Ratio (%)	3.8	3.7
NPA Coverage Ratio (%)	114	120
Risk premium (%)	3.49	3.49

The changes in the main headings of activity in this business area are as follows:

As of December 31, 2012, loans and advances to customers (gross) stood at €38,937 million, up 14.2% on the €34,084 million as of December 31, 2011. Without the impact of exchange rates, there would have been growth of 8.8%.

The retail portfolio, which includes consumer finance, credit cards, mortgages to individuals and loans to small businesses, performed well, with a balance of €20,481 million, an increase of 9.6% compared with the figure for the close of 2011. Outstanding in this portfolio was lending to small businesses, which increased 27.1% on the figure for 2011 to €1,895 million. Consumer finance and credit cards rose by 13.3% to €9,675 million. It is worth highlighting that over a million consumer loans were issued during the year, including payroll, auto and personal loans. Credit card lending has continued to perform well, with a year-on-year increase of 14.1%. Residential mortgage lending increased by 3% to €8,911 million. With 28,300 new mortgages granted in 2012, BBVA Bancomer has maintained its leadership in the private sector, at one third of the new mortgages granted by banks and Sofoles. (All the variation percentages shown in this and the following paragraphs exclude the impact of exchange rates.)

The wholesale portfolio, which includes loans to corporations, SMEs, financial institutions and the public sector, also performed well and is up 7.4% year-on-year to €16,084 million. There was a particularly good performance in lending to the private sector, which has continued to grow year-on-year at double-digit rates throughout 2012, closing December at 12.2%. Loans to the public sector amounted to €3,590 million, 3.2% higher than at the close of 2011. Lending to corporates through the CIB global area continued to increase. This is reflected in the bank’s active participation in debt issues on capital markets, where BBVA has maintained its lead in Mexico, with a market share of 25.1% at the close of December 2012, according to Dealogic.

25

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

On-balance-sheet customer funds closed as of December 31, 2012 at €34,071 million, up 9.6% on the close of December 2011, or 4.3% excluding the impact of the peso’s appreciation. Demand deposits increased by 6.9%, with a notable performance by customer funds from the retail network, which increased by 7.3% compared with the close of 2011. BBVA continues to lead the demand deposit segment, with a third of the market share in funds managed in current and savings accounts, making it the favorite bank for savers in the country. Throughout the year, the BBVA Group in Mexico maintained its strategy of ensuring a profitable mix of liabilities, resulting in a year-on-year fall in higher-cost time deposits of 7.9%. This fall has been offset by the increase in the assets under management in mutual funds (up 6.7% with constant exchange rates) and other more sophisticated products such as repos and other fixed-income products.

Thus, as of December 31, 2012, off-balance-sheet funds, which include mutual funds, pension funds and managed customer portfolios, totaled €40,805 million, up 15.5% (10% at constant exchange rates), due not only to the aforementioned funds under management in mutual funds, but also to pension funds, where growth amounted to 18.8% excluding the impact of exchange rates.

As regards insurance activity, the broad product catalog (including “Inversión Libre Patrimonial”, “VidaSegura”, “HogarSeguro”, “Auto” and “Transacción Segura”), as well as the low level of claims over the year, have helped maintain this business strong.

Products and Services

The main products and services launched by the area in 2012 are as follows:

In the wholesale segment, the BBVA Group in Mexico continues to help its corporate clients in their growth and expansion plans. The bank’s active participation in clients’ bond issues on the capital markets, amounting to over USD 4,100 million in 2012, has enabled BBVA to maintain its lead in this segment. It is also top of the ranking in syndicated loans, project finance and structured notes.

For retail customers, as part of the bank’s strategy of deeper segmentation in the customer base, various products and services have been launched targeting each one of the different groups making up this set of customers.

In the commercial banking segment, the broadest within the customer structure, the bank has focused on improving service quality through self-service areas and use of “second generation” ATMs (known as “practicajas” and “recicladoras”) enabling customers to make payments on loans, credit cards and services, and also to deposit cash in BBVA Bancomer accounts.

For the “express” customer segment, the “Dinero Móvil BBVA Bancomer” campaign was launched in 2012 with the aim of increasing the penetration of financial services amongst the population. With this innovative service, customers can send money to anywhere in Mexico over the Internet, using an ATM or a cell phone. The recipient receives a message with a code so as to be able to draw the cash via the ATMs of the BBVA Bancomer network without needing to have a debit card or a bank account. This year the number of express accounts has risen substantially to reach a total of 1.8 million accounts at 2012 year end. The number of points of sale terminals via the network of banking correspondents has expanded significantly, with over 20,000 additional points of sale at the end of 2012.

Subsequent events

Following the negotiations held in the second half of the year, the sale of the stake in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. to Afore XXI Banorte, S.A. de C.V. was signed on January 9, 2013 for a total sale price of USD 1,735 million, with a profit, net of tax, of around €800 million.

South America

The South American area manages the BBVA Group’s banking, pension and insurance businesses in the region.

26

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Industry Trends

In South America, the financial system in most countries remains sound and lending continues to grow strongly, fueled by monetary policies geared toward boosting economic activity. Faced with external monetary expansion and the ensuing increase in capital flows, many central banks have chosen to apply prudential measures to discourage capital inflows and to control the rise in domestic lending (particularly in Brazil and Peru).

Activity and Earnings

The year-on-year comparison of this area’s financial statements is affected by the change in the exchange rates of the region’s currencies against the euro, with widespread appreciation over the period, which generated a positive impact on activity and on the income statement. The most important figures include a reference to the percentage change at constant exchange rates.

This geographical area continued to enjoy outstanding performance in activity, earnings and asset quality across practically all the countries in the area. In 2012, the area generated a net attributable profit of €1,347 million, up 23.6% year-on-year at constant exchange rates. This result is underpinned, above all, by strong lending, a positive performance in customer deposits, and excellent spread and risk management.

Negotiations continued in the second half of the year for the sale of the pension business in Latin America, specifically of AFP Horizonte in Colombia, for which the sale agreement was signed at the end of the year. The earnings from this activity are therefore classified as discontinued operations in the income statement for 2012, and also for 2011 for comparison purposes.

	Millions of Euros
South America	2012	2011	% Change 2012-2011
NET INTEREST INCOME	4,291	3,161	35.7
Net fees and commissions	910	720	26.4
Net gains (losses) on financial assets and liabilities and net exchange differences	443	485	(8.6)
Other operating income and expenses	(281)	(264)	6.4
GROSS INCOME	5,363	4,101	30.8
Operating expenses	(2,328)	(1,893)	23.0
Administration costs	(2,154)	(1,741)	23.7
Personnel expenses	(1,165)	(958)	21.6
General and administrative expenses	(989)	(783)	26.3
Depreciation and amortization	(173)	(152)	14.3
OPERATING INCOME	3,035	2,208	37.4
Impairment losses on financial assets (net)	(593)	(449)	32.1
Provisions (net) and other gains (losses)	(202)	(89)	127.7
INCOME BEFORE TAX	2,240	1,671	34.1
Income tax	(486)	(343)	41.6
INCOME FROM CONTINUING TRANSACTIONS	1,754	1,327	32.2
Income from discontinued transactions (net)	241	160	51.2
NET INCOME	1,995	1,487	34.2
Net income attributed to non-controlling interests	(649)	(480)	35.1
NET INCOME ATTRIBUTED TO PARENT COMPANY	1,347	1,007	33.8

The changes in the main headings of the income statement of this business area are:

“Net interest income” in 2012 stood at €4,291 million, an increase of 35.7% on the €3,161 million posted in 2011 (25.6% at constant exchange rates). This has been the result of strong growth in business, combined with good handling of spreads in both asset and liability products.

The balance of “Net fees and commissions” in 2012 totaled €910 million, up 26.4% (18.2% at constant exchange rates) on the €720 million posted the previous year, in line with the strong activity in the region.

27

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The balance under the headings “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” amounted to €443 million at the close of 2012. Despite the positive performance, this figure is down 8.6% (or 14.9% at constant exchange rates) on the €485 million posted in 2011, which reflected the revaluation of US dollar positions in BBVA Provincial in Venezuela.

As of December 31, 2012, the balance of “Other operating income and expenses” was a €281 million loss, 6.4% up on the €264 million loss in the previous year. This line mainly includes the adjustment for hyperinflation in Venezuela, the greater contribution of the deposit guarantee funds in the various countries and the earnings from the insurance business, which performed well over the year.

Based on the above, “Gross income” for 2012 amounted to €5,363 million, with an increase of 30.8% (21.6% at constant exchange rates) on the €4,101 million recorded as of December 31, 2011.

The balance under the heading “Operating expenses” for 2012 totaled €2,328 million, up 23% on the €1,893 million in 2011. Excluding the impact of the appreciation of the currencies, the rise is 15.4%. Apart from the high inflation recorded in the area, this increase is the result of the investments made to implement the expansion and technological transformation plans. This investment plan seeks to make the most of the growth opportunities in the region, due both to buoyant activity and the possibilities for bank penetration. It also seeks to improve the quality of customer service, based on the corporate customer-centric policy.

This performance of income and expenses has resulted in an improvement in the efficiency ratio in the area, which closed the year at 43.4% (46.2% the previous year).

Based on the above, “Operating income” for 2012 amounted to €3,035 million, with an increase of 37.4% on the €2,208 million in 2011. The increase at constant exchange rates is 26.8%.

As of December 31, 2012, the balance under the heading “Impairment losses on financial assets (net)” stood at €593 million, with an increase of 32.1% on the €449 million registered in 2011. The increase in loan-loss provisions is 21.6% excluding the foreign-currency impact. Its performance is in line with the growth in lending activity, since both the NPA ratio (2.1%) and the risk premium (1.34%) and coverage ratio (146%) remain at similar levels to the previous year.

The balance under the headings “Provisions (net)” and “Other gains (losses)” in 2012 is €202 million, compared with €89 million in 2011.

The balance of “Income tax” in 2012 is €486 million, an increase of 41.6% on the €343 million posted in 2011.

As already mentioned, due to the negotiations for the sale of the mandatory pension business in the region, the earnings in 2012 (and likewise in 2011 for comparison purposes) have been reclassified in “Income from discontinued transactions” for the amount of €241 million, up 51.2% on the figure for 2011.

As a result of the above, “Net income” as of December 31, 2012 was €1,995 million, an increase of 34.2% on the €1,487 million recorded in 2011.

“Net income attributed to non-controlling interests” is €649 million, up 35.1% on the €480 million in 2011, corresponding mostly to subsidiaries in Venezuela and Peru.

28

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

“Net income attributed to parent company” for 2012 totaled €1,347 million, with an increase of 33.8% on the €1,007 million posted in 2011. At constant exchange rates, the figure is 23.5%. In conclusion, strong business activity, favorable price management and good risk quality in the loan portfolio allowed for the ongoing investment in the development and expansion of the franchise, generating good earnings figures.

	Millions of Euros
South America	2012	2011	% Change 2012-2011
Total Assets	78,419	63,444	23.6

Loans and advances to customers	48,721	40,219	21.1

Total customer funds	56,937	45,279	25.7

Off-balance-sheet funds	57,820	50,855	13.7
Economic capital allocated	3,275	2,912	12.5
Efficiency ratio (%)	43.4	46.2
NPA Ratio (%)	2.1	2.2
NPA Coverage Ratio (%)	146	146
Risk premium (%)	1.34	1.31

The changes in the main headings of activity in this business area are as follows:

As of December 31, 2012, loans and advances to customers (gross) stood at €48,721 million, up 21.1% (18.6% at constant exchange rates) on the €40,219 million as of December 31, 2011. There was widespread growth in all countries. The biggest increases have been posted in the retail segment (up 38.6%), thanks to the positive trend in lending to businesses (up 105.8%) and consumer loans and credit cards (up 29.5%).

As regards risk indicators in the area, the NPA ratio has improved slightly to 2.1% as of December 2012 (from 2.2% on the same date of the previous year), thanks to the rigorous risk admission and recovery policies applied in the region, in line with corporate guidelines. The coverage ratio remains at 146%.

On-balance-sheet customer funds closed the year at €56,937 million, up 25.7% (24.1% excluding the impact of foreign currencies) on December 2011. There has been strong growth in lower-cost transactional items (checking and savings accounts), which are up 30.6%.

Off-balance sheet funds amounted to €57,820 million, up 13.7% on the previous year. The pension business, whose assets under management account for 94% of the balance as of December 31, 2012, grew over the year by 11.8%, due in part to foreign currency movements. Mutual funds, although with a lower weight, performed very well with an increase of 18.6% on the previous year.

Trends by country

The most significant aspects over the year for each country are detailed below:

In Argentina, despite the slowdown of the economy, BBVA Francés has once again proved its great flexibility and fast capacity to adapt, not only developing new products and services, but also managing its funds more efficiently. The bank posted high year-on-year increases in both the loan portfolio and customer funds. In earnings, Argentina has improved its net attributable profit by 23.9% thanks to the increase in net interest income and fees and commissions, and the excellent performance of the insurance business. This is despite the increase in operating expenses, which is mainly the result of the general increase in prices.

In Chile, the macroeconomic and competitive environment has been favorable for BBVA, with a strong increase in the loan book, focused mainly on the private individual segment. These results have been boosted by the successful development of the strategic plan, with strong growth in the installed capacity, which in turn has allowed the customer base to be increased. Forum, the unit specializing in customer finance and leader in car loans in Chile, has also been helped by strong car sales and has increased its market penetration rate in new car sales in the country. The trend in the insurance business has also been positive thanks to the limited level of claims. From the point of view of earnings, this year has been more difficult for Chile than the previous one as a result of investor perception of the macroeconomic situation in Europe and, particularly, in Spain. The uncertainty in the euro zone has resulted in an increase in the cost of funding, which has slowed down growth in more recurring revenue. However, net attributable profit is 11.2% up on the same period in 2011.

29

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

In Colombia, BBVA closed 2012 with excellent earnings figures, above those achieved by its competitors. The lending business once again saw significant growth in 2012. Both the loan portfolio and customer funds posted strong year-on-year growth. This has been accompanied by the excellent performance of the asset quality indicators, which has enabled the bank to lead the sector. The insurance business has also performed well, driven by bankassurance and NTI. As a result, the country’s net attributable profit grew year-on-year by 18.7%.

As for the pension business in Colombia, on December 24, 2012, the BBVA Group reached an agreement for the sale of its stake in its subsidiary in Colombia BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. to Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., belonging to Grupo Aval Acciones y Valores, S.A. The final price was set at USD 530 million, but this will be adjusted according to the company’s earnings from January 1, 2013 to the operation’s closing date.

Activity in Peru, has increased significantly, in line with the country’s strong economic performance. This can be seen in the growth of the country’s loan book. The trend is reflected in the country’s net interest income, which together with the increase in fees and commissions, despite the new regulations, and strong growth in NTI has enabled net attributable profit for the year to increase by 12.5% on the figure for the previous year, even though expenses and loan-loss provisions increased in line with the stronger activity seen in the country.

In Venezuela, BBVA Provincial continued to show signs of strong business activity. Lending and funds grew around 45% and 60%, respectively, as did net interest income. Fees and commissions also grew significantly as a result of strong performance of the banking and insurance business, with the net attributable profit for the period increasing by more than 51.4% on the previous year.

Products and Services

Argentina

During 2012, there was a strong focus on developing strategic alliances. In January, the bank signed commercial agreements with the two most important Argentinean football clubs, becoming their official sponsor. In addition to extending the bank’s customer base, these agreements also allowed it to improve loyalty among its existing customers.

In the business segment, the bank has added improvements to “Francés net cash”, the Internet banking service for businesses, in order to provide a user-friendly transaction-centered platform, allowing its customers more flexibility in their daily operations.

It has also launched an innovative financing application on the market: pre-financing and financing facilities in pesos for companies engaged in foreign trade. These initiatives have been extremely well received and have allowed BBVA Francés to maintain its leading position in the foreign trade business.

BBVA Francés has also launched new cards for companies with special benefits.

Chile

During 2012, Chile has focused its efforts on retail banking, attracting customers to the newly opened branches while ensuring quality service. Progress has also been made in developing and opening new branch formats, with the aim of offering customers a service model which is modern, simple and highly advanced technologically.

The call center has also been consolidated as a channel for sales, building loyalty and servicing.

In business banking, the institutional segment has been developed. This is a new market niche with excellent results which services public bodies and institutions, such as ministries and municipalities.

Colombia

In March 2012, BBVA Colombia launched its highly successful “Olímpicos” campaign (147% compliance with targets). This campaign helps to promote consumer products, credit cards, free insurance, SME loans and payroll direct deposits, and also includes products geared toward attracting time deposits. The initiative has also boosted the products offered to the SMEs segment and given greater appeal to the leasing product.

30

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Between July and September, the bank carried out the “Techos” campaign, which brought about a 16% year-on-year growth in mortgage loans, while a significant number of AFC (“savings for construction”) accounts, which have tax benefits, were opened.

Lastly, the “Campeones” campaign ran from September to November, with a 128.5% target compliance rate. In this campaign, the bank achieved record rates of sales in both consumer and SME finance. As far as fund gathering is concerned, there have been very considerable increases in the balances of savings and checking accounts.

In November, the “Personal Banking” campaign was launched, offering a new range of products and services designed to fit the needs of the high value segment.

Corporate & Investment Banking brought 2012 to a close with excellent results on three fronts: transactional banking, fixed-income and investment banking. The implementation of e-commerce with clients such as Adidas, Herbalife, Argos, UNE and FEMSA reinforces the transactional business. In fixed income and equity, BBVA Colombia has taken part as a provider of structured finance and lead broker in commercial paper of FIndeter, and also as joint bookrunner & joint global coordinator for the CEMEX bond issue. Lastly, the project finance operation between American Tower – Coltel and Movistar has boosted activity in investment banking.

Peru

In 2012, the bank reinforced segment-centered management, using the concept of “New Peru, New Bank”, with the ultimate goal of offering its customers a simpler banking experience.

In the personal banking segment, the bank has focused on increasing the loyalty of its Premium customers. It has done so by strengthening advisory services for investments and improving its range of products offered.

In the mortgage business the “Hipotecario joven” product was launched, designed for young people between the ages of 25 and 35, who are university graduates and in employment.

In business banking, the bank launched registration for the “Electronic Account Statement” for checking accounts, consolidated registration to “Suppliers Payment” and “Credit Payments”, and boosted the “Tax Payment” service.

The “International Synergies” project was executed throughout the BBVA Group with the aim of maintaining loyalty and boosting service to customers at a global level.

In SMEs, the “Working Capital” card, one of the leading products, has achieved increased growth in earnings. The “Business Multi-Risk Insurance” product, which is designed to safeguard small companies’ assets, was consolidated during the year.

Venezuela

Throughout the year, BBVA Provincial has focused its efforts on building on the profitable and sustainable growth seen in recent years, offering the broadest possible range of financial products and services adapted to he needs of each customer segment, leveraging its management on ongoing innovation and development of new technologies, and strengthening brand image, which has a strong connection with sports.

Along these same lines, new credit cards were also launched during the year.

In terms of technological innovation, the bank has launched a system for pre-arranging finance for goods and services, via the “Crédito Nómina Instantáneo”, “Crédito Líquido” and “Auto” products on the “Provinet” electronic channel. Using this channel, customers can manage their own loans, more conveniently and more quickly, leading to greater efficiency and better service quality.

Another goal has been to reinforce the bank’s image as a pioneering force in mobile banking services in Venezuela. The bank has thus launched the new versions of the “Provinet Móvil” service for Blackberry and Android cell phones. BBVA Provincial not only offers the most complete mobile banking service in Venezuela, but it is the only one which has two security systems: the coordinates card and the digital password for new transactions, thus giving customers the security they demand.

31

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The bank has also continued to adapt its branches in 2012, installing state-of-the-art “Zonas Express” devices for customers, which allow them to carry out their transactions more quickly, more efficiently and with more security and comfort. Special “self-service points” have also been installed, so that users can consult their account and credit card balances and movements without having to step into the branch.

United States

This area includes the Group’s business in the United States. In 2012 there was a change that affects this business area and Mexico, namely the transfer to the United States of the assets and liabilities of a branch located in Houston that previously has been assigned to the Mexico area (BBVA Bancomer). This was done to reflect the geographical nature of the Group’s reporting structure.

Within the United States Area, BBVA Compass accounts for 95% of the volume of business and 81% of earnings in the area. It also includes the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations, and since 2012 the aforementioned BBVA Bancomer office in Houston. This area also included the Group’s business in Puerto Rico, which was sold in 2012. (Note 3 to the Consolidated Financial Statements)

Industry Trends

In the United States, the health of the banking system is continuing to recover, and there are now fewer institutions facing problems. Most banks saw improvement in their earnings, risk quality, capital and liquidity.

The main reason for better earnings is the improvement in asset quality, which has had a positive impact on loan-loss provisions, as it has freed up loan-loss reserves. However, revenue growth has been limited due to the current environment of low interest rates and a relatively flat curve. This has put strong pressure on net interest income in the sector.

In lending, the corporate and industrial sectors continued to perform well, despite the uncertainty regarding fiscal policy. Lending conditions are likely to remain strict in 2013, particularly for residential loans, in light of the high financial burden of households.

The main asset quality indicators have shown a positive trend and widespread improvement. Despite this, the NPA ratio in the residential portfolio rose slightly in the third quarter of 2012.

Deposits remained solid throughout the year, due to the lack of high-yielding investment alternatives and the recent uncertainty regarding the fiscal cliff.

Activity and Earnings

The year-on-year comparison of this area’s financial statements is affected by the appreciation of the US dollar exchange rate against the euro, which has generated a positive impact on the income statement, since the average exchange rate appreciated by 8.3%, while the fixing price at the close of the year shows a 1.9% depreciation, with only a limited impact on the balance sheet. For the most important figures, the percentage change at constant exchange rates is indicated.

32

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The United States ended the year with a net attributable profit of €475 million, significantly higher than the previous year, when it included the net goodwill impairment. The better figures are a result of continued improvement in asset quality, together with restrictions on operating expenses.

	Millions of Euros
The United States	2012	2011	% Change 2012-2011
NET INTEREST INCOME	1,682	1,635	2.8
Net fees and commissions	603	633	(4.8)
Net gains (losses) on financial assets and liabilities and net exchange differences	160	140	14.5
Other operating income and expenses	(49)	(84)	(41.8)
GROSS INCOME	2,395	2,324	3.1
Operating expenses	(1,583)	(1,497)	5.8
Administration costs	(1,396)	(1,327)	5.2
Personnel expenses	(875)	(820)	6.7
General and administrative expenses	(521)	(507)	2.8
Depreciation and amortization	(188)	(170)	10.4
OPERATING INCOME	812	827	(1.8)
Impairment losses on financial assets (net)	(90)	(346)	(73.8)
Provisions (net) and other gains (losses)	(54)	(1,501)	n.a.
INCOME BEFORE TAX	667	(1,020)	n.s.
Income tax	(192)	329	n.s.
INCOME FROM CONTINUING TRANSACTIONS	475	(691)	n.s.
Income from discontinued transactions (net)	—	—	n.s.
NET INCOME	475	(691)	n.s.
Net income attributed to non-controlling interests	—	—	n.s.
NET INCOME ATTRIBUTED TO PARENT COMPANY	475	(691)	n.s.

The changes in the main headings of the income statement of this business area are:

“Net interest income” for 2012 amounted to €1,682 million, up 2.8% due to the appreciation of the dollar. Excluding this effect, this heading is down 4.7% year-on-year due to the current environment of low interest rates and very flat curves, together with the run-off of the Guaranty portfolio. The falling costs of deposits and improved activity did not offset the negative figures mentioned above.

Regulatory pressures have had a negative impact on the heading “Net fees and commissions”, whose balance is down 4.8% (11.1% at constant exchange rates) to €603 million as of December 31, 2012, compared with €633 million at the close of 2011. BBVA Compass has implemented several measures aimed at mitigating the adverse effects of the new regulatory environment (Durbin), which has been reflected, for instance, in the positive performance of service fees from new residential mortgage loans.

The balance under the headings “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” for 2012 has been €160 million, up 14.5% on the €140 million posted in 2011.

The balance of “Other operating income and expenses” for 2012 was a negative €49 million, down 41.8% on the negative €84 million in 2011, due to the decreased contribution made to the Federal Deposit Insurance Corporation (FDIC).

As a result, “Gross income” stood at €2,395 million as of December 31, 2012. Although this figure is up 3.1% on the €2,324 million posted in 2011, excluding the impact of exchange rates there was a fall of 4.2%.

In “Operating expenses”, the area has managed its costs efficiently, with a balance of €1,583 million in 2012, down 1.7%. However, including the impact of the exchange rate, this heading is up 5.8% on the €1,497 million posted in 2011. This decline is due largely to the streamlining of operating circuits following the implementation of the technological platform in all BBVA Compass branches.

33

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Thus, “Operating income” for 2012 is €812 million, with a decrease of 1.8% (8.6% at constant exchange rates) compared with the €827 million posted in 2011.

The balance of “Impairment losses on financial assets (net)” heading in 2012 stood at €90 million, 73.8% down on the €346 million posted in 2011. The gradual improvement in the loan-book mix, with an additional increase in the weight of target portfolios (residential real estate and commercial), has had a clear impact on asset quality in the area, with NPA and coverage ratios improving their levels and the risk premium also falling significantly. The NPA ratio fell by 110 basis points over the year, closing in December 2012 at 2.4%. The coverage ratio rose to 90% (73% as of December 2011). The risk premium accumulated in 2012 fell by 66 basis points to 0.23%, compared with the figure for 2011.

The balance of “Provisions expense (net)” and “Other gains (losses)” in 2012 totaled €54 million, while in 2011 the negative balance amounted to €1,501 million, as a result of registering €1,444 million, net of tax, corresponding to the provisions made for the impairment of goodwill in the United States.

As a result of the above, “Income before tax” for 2012 is €667 million, compared with a €1,020 million loss in 2011.

The balance of “Income tax” in 2012 is €192 million in income, compared with income of €329 million in 2011.

As a result, “Net income attributed to parent company” as of December 31, 2012 amounted to €475 million, which compares very favorably with the €691 million in losses posted in 2011.

	Millions of Euros
The United States	2012	2011	% Change 2012-2011
Total Assets	53,850	53,090	1.4

Loans and advances to customers	36,892	38,775	(4.9)

Total customer funds	37,721	35,187	7.2

Economic capital allocated	2,638	3,379	(21.9)
Efficiency ratio (%)	66.1	64.4
NPA Ratio (%)	2.4	3.5
NPA Coverage Ratio (%)	90	73
Risk premium (%)	0.23	0.89

In order to compare the main headings of activity of this business area, the balance sheet figures held by BBVA Puerto Rico as of December 2011 have been eliminated.

As of December 31, 2012, the loans and advances to customers (gross) balance amounted to €36,892 million, down 4.9% (3% at constant exchange rates) against the end of the previous year. It is worth highlighting the selective growth of the loan book in BBVA Compass, with a change in the portfolio mix toward items of less cyclical risk resulting from a clear focus on customer loyalty, asset quality, promotion of cross-selling and customer profitability. The residential real estate portfolio increased by) 19% over the year. Also noteworthy is the increase in commercial and industrial loans, which were up 24.5%, while the construction real estate portfolio fell 48.2%.

The quality of the loan portfolio has improved significantly, with the NPA ratio decreasing by 110 basis points to 2.4%.

As of December 31, 2012, the balance of on-balance-sheet customer funds totaled €37,721 million, up 7.2% (9.3% at constant exchange rates) on the €35,187 million posted as of December 31, 2011. Demand deposits, the least costly funds, have grown significantly (12.3%) and account for 29.1% of customer deposits in BBVA Compass.

Products and Services

The most important new development in terms of products and services launched by United States in 2012 has been the implementation of the technological platform in all BBVA Compass branches in the 7 states where it operates. This complex conversion process has been carried out seamlessly, in accordance with the initial schedule, and has been excellently received by employees and customers. Its obvious advantages will be to improve the service provided through differentiated, efficient, faster and customer-centric processes.

34

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Continuing with the strategy to boost customer loyalty, the Retail Banking unit has launched products and services which include differentiation in prices, financial advisory services, discounts in certain services, and also specialized customer service departments (greater personalization, faster and with an extended timetable).

In liability products, in the second quarter of 2012 BBVA Compass launched a campaign to attract money-market accounts, leading to many new accounts being opened and an increase in customer deposits during the year.

Corporate activities

The aggregate of Corporate Activities includes the rest of items that are not allocated to the business areas, as in previous years. These basically include the costs of the head offices with a strictly corporate function, certain allocations to provisions such as early retirement, and others also of a corporate nature. Corporate Activities also includes the Financial Management unit, which performs financial management functions for the Group as a whole, essentially management of structural asset and liability positions in interest rates on the balance sheet and in exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is registered in the corresponding business areas. Finally, it includes certain portfolios and assets, with their corresponding earnings or costs, whose management is not linked to relations with customers, such as Holdings in Industrial & Financial Companies and the Group’s real-estate assets in Spain, corresponding to holding services, resulting from purchases, or received as payment of debt.

	Millions of Euros
Corporate Activities	2012	2011	% Change 2012-2011
NET INTEREST INCOME	(697)	(614)	13.6
Net fees and commissions	(304)	(196)	55.6
Net gains (losses) on financial assets and liabilities and net exchange differences	828	436	89.7
Other operating income and expenses	105	366	(71.2)
GROSS INCOME	(69)	(8)	n.s.
Operating expenses	(1,107)	(976)	13.5
Administration costs	(734)	(706)	4.0
Personnel expenses	(627)	(546)	14.8
General and administrative expenses	(107)	(160)	(32.9)
Depreciation and amortization	(373)	(270)	38.1
OPERATING INCOME	(1,176)	(984)	19.6
Impairment losses on financial assets (net)	60	(392)	n.s.
Provisions (net) and other gains (losses)	(1,569)	(1,049)	49.6
INCOME BEFORE TAX	(2,686)	(2,425)	10.8
Income tax	1,020	1,012	0.9
INCOME FROM CONTINUING TRANSACTIONS	(1,665)	(1,413)	17.9
Income from discontinued transactions (net)	15	5	177.3
NET INCOME	(1,651)	(1,407)	17.3
Net income attributed to non-controlling interests	2	2	(26.1)
NET INCOME ATTRIBUTED TO PARENT COMPANY	(1,649)	(1,405)	17.3

The changes in the main headings of the income statement of this business area are:

“Net interest income” is slightly less negative than in 2011, at -€697 million, compared with -€614 million in 2011, due to the increased wholesale funding costs arising from the current situation in the euro zone over the year. However, all the issues have been at below the price of Spanish sovereign debt.

The balance under the headings “Net gains (losses) on financial assets and liabilities” and “Exchange differences (net)” for 2012 stood at €828 million, up 89.7% on the €436 million posted as of December 31, 2011, basically as a result of the capital gains from buybacks of securitization bonds in June and subordinated debt throughout the fourth quarter.

35

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

The balance of “Other operating income and expenses” at the close of 2012 was €105 million, a 71.2% increase on the €366 million registered in 2011. Its main component continues to be the dividends from BBVA’s investment in Telefónica, which suspended its second interim dividend for 2012.

The balance of “Operating expenses” as of December 31, 2012 amounted to €1,107 million, up 13.5% on the €976 million recorded in 2011. They continue to reflect the Group’s investment effort in staff training, technology, brand and infrastructure.

“Operating income” for 2011 is a €1,176 million loss, up 19.6% on the €984 million loss in 2011, for the reasons mentioned already.

The balance under the heading “Impairment losses on financial assets (net)” for 2012 amounted to recoveries of €60 million, compared with €392 million in provisions registered in 2011, aimed at improving the Group’s coverage ratio.

The balance under the headings “Provisions (net)” and “Other gains (losses)” for 2012 stood at €1,569 million. It basically includes the provisions for early retirement and write-offs for acquired and foreclosed assets, which increased significantly over the period, to absorb the impairment of those assets, and which together with the income for badwill generated by the acquisition of Unnim, has resulted in a 49.6% increase on the balance of €1,049 million reached in 2011.

As a result of the above, “Income before tax” for 2012 is €2,686 million in losses, compared with losses of €2,425 million in 2011.

The balance of “Income tax” in 2012 is €1,020 million in income, compared with €1,012 million in 2011.

Lastly, “Net income attributed to parent company” for 2012 registered losses of €1,649 million, up 17.3% on the €1,405  million loss in 2011, due basically to the increase already mentioned in loan-loss provisions for real estate assets

6. Risk management

The BBVA Group’s risk management system and risk exposure is described in Note 7 “Risk management” of the accompanying consolidated financial statements.

Appendix XI to the Consolidated Financial Statements includes detailed quantitative and qualitative information on finance to the real-estate sector (developers and construction) and house purchase in Spain.

36

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

7. BBVA Group solvency and capital ratios

	Millions of Euros
The Group capital base	2012	2011	% Change 2012-2011
Stockholders’ funds	43,614	40,952	6.5
Adjustments	(9,401)	(10,221)	(8.0)
Mandatory convertible bonds	1,238	3,430	(63.9)
CORE CAPITAL	35,451	34,161	3.8
Preferred securities	1,860	1,759	5.7
Adjustments	(1,860)	(1,759)	5.7
CAPITAL (TIER I)	35,451	34,161	3.8
Subordinated debt and other	10,022	11,258	(11.0)
Deductions	(2,636)	(2,649)	(0.5)
OTHER ELIGIBLE CAPITAL (TIER II)	7,386	8,609	(14.2)
CAPITAL BASE (TIER I + TIER II) (a)	42,836	42,770	0.2
Minimum capital requirement (BIS II Regulations)	26,323	26,462	(0.5)
CAPITAL SURPLUS	16,514	16,308	1.3
RISK WEIGHTED ASSETS (b)	329,033	330,771	(0.5)

BIS RATIO (a)/(b)	13.0%	12.9%
CORE CAPITAL	10.8%	10.3%
TIER I	10.8%	10.3%
TIER II	2.2%	2.6%

The BBVA Group’s capital base, calculated in accordance with the rules defined in the Basel II capital accord, stood at €42,836 million as of December 31, 2012, in line with the figure as of December 31, 2011.

Risk-weighted assets (RWA) barely decreased over the period, reaching €329,033 million as of December 31, 2012. The deleveraging process in Spain, reduced activity with wholesale customers, and the sale of the Puerto Rico subsidiary have countered the positive effects on this item, such as the strength of the banking business in emerging countries and the incorporation of Unnim.

The minimum capital requirements under BIS II (8% of RWA) amounted to €26,323 million as of December 31, 2012. Thus the excess capital resources over and above the 8% of the risk-weighted assets required by the regulations stood at €16,514 million. Therefore, the Group has 62.7% of capital above the minimum required levels.

The quality of the capital base has improved, since core capital as of December 31, 2012 amounted to €35,451 million, up on the €34,161 million as of December 31, 2011. The increase is basically due to the generation of earnings attributed both to the Group and to non-controlling interests, and to foreign exchange differences (see Note 4 to the accompanying consolidated financial statements).

Core capital accounted for 10.8% of risk-weighted assets, compared with 10.3% as of December 31, 2011, an increase of 50 basis points.

Tier I capital stood at €35,451 million as of December 31, 2012. This amounts to 10.8% of risk-weighted assets, 50 basis points up on the figure for December 31, 2011. Preferred securities account for 5.25% of Tier I capital.

As of December 31, 2012, Tier II capital reached €7,386 million, i.e. 2.2% of risk-weighted assets, and is down 40 basis points, due mainly to repurchases and conversions of subordinated debt.

By aggregating Tier I and Tier II capital, as of December 31, 2012, the BIS total capital ratio is 13.0%, similar to the figure as of December 31, 2011.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Other requirements on minimum capital levels

Irrespective of the aforementioned requirements, in 2011, the European Banking Authority (EBA) issued the recommendation of reaching, as of June 30, 2012, a new minimum capital level of 9%, in the ratio known as Core Tier 1 (CT1). In addition, this minimum ratio should have a sufficient excess amount to absorb the “sovereign buffer”, calculated based on sovereign exposure (see section on “Exposure to sovereign risk in Europe”). As of June 30, 2012, the BBVA Group’s EBA Core Tier I capital stood at 9.9%, thus complying with the minimum required level.

The Bank of Spain endorsed these recommendations for the Spanish banks that took part in the exercise conducted by the EBA, extending beyond June 30, 2012 the maintenance of that recommended minimum ratio. As of December 31, 2012, the BBVA Group continues to maintain an EBA Core Tier I above the required minimum, at 9.7% (provisional figure).

8. Liquidity and finance prospects

Liquidity and finance management of the BBVA Group’s balance sheet helps to fund the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business.

Short-term and long-term wholesale financial markets have been affected by heightened uncertainty in 2012, showing mixed performance. Performance was positive in the first quarter of the year as a result of the exceptional actions taken by the ECB (European Central Bank) with two long-term liquidity auctions, and due to improved risk perception in European countries. However, it has been less favorable from April to the summer months due to doubts regarding the viability of the Spanish economy and the rating downgrades of sovereign debt and financial institutions. Finally, since the end of August and as a result of new actions by the ECB with the OMTs, long-term financial markets have performed better, enabling front-rank banks like BBVA to continue accessing the markets offering both senior debt and mortgage-covered bonds. Short-term markets have been affected by the lack of investor appetite as a result of the rating downgrades, which has only improved somewhat in the last quarter of 2012.

In this context, BBVA has been one of the few banks which have enjoyed market access, as shown by the issues successfully carried out in 2012. During the first quarter, BBVA operated very much on a business as usual basis, issuing senior debt of €2 billion. During the last quarter, the Bank has also operated on the European and US markets, with senior issues of €2.5 billion and USD 2 billion, respectively. Taking advantage of the improvement seen at the end of the year, €2 billion in 5-year mortgage-covered bonds have also been issued. In this environment marked by the contribution of liquidity to the balance sheet and normality in wholesale issues, BBVA has continued to maintain an excess of liquidity over the last months of the year, which will enable it to reduce the funds taken from the ECB by up to 50%.

To sum up, the BBVA Group’s proactive policy in its liquidity management, its retail business model with a significant contribution of liquidity in 2012, and its smaller volume of assets, all give it a comparative advantage compared to its European peers. Moreover, the continued positive proportion of retail deposits on the liability side of the balance sheet in all geographical areas continues to enable the Group to improve its liquidity position, while strengthening its financing structure.

The following is a breakdown of maturities of wholesale issues by the nature of the issues:

	Millions of Euros
Maturity of wholesale issues	2013	2014	2015	After 2015	Total
Senior debt	7,104	4,737	5,475	1,957	19,273
Mortgage-covered bonds	7,550	6,843	4,244	19,904	38,541
Public covered bonds	2,355	1,300	—	1,151	4,806
Regulatory equity instruments (*)	1,238	—	148	3,940	5,326
Other long term financial instruments	67	2	1	877	947

Total	18,314	12,882	9,868	27,829	68,893

(*)	Regulatory equity instruments are classified in this table for terms according to their contractual maturity

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

In addition, within the framework of the policy implemented in recent years to strengthen its net worth position, the BBVA Group will at all times adopt the decisions it deems advisable to maintain a high degree of capital solvency. Specifically, the AGMs held on March 11, 2011 and March 16, 2012 authorized the issue of fixed-income securities and convertible bonds, as detailed in Note 27 to the accompanying consolidated financial statements.

9. Economic outlook

The global economy is expected to improve in 2013 thanks to the emerging economies. Measures taken by central banks in the United States and in the euro zone have brightened the outlook, reducing the likelihood of an extreme scenario, but have been unable to prevent the advanced world economies from being mired in adjustment processes and low growth.

In 2013, the euro zone is only expected to grow 0.3%, while the United States should grow 1.8% (as long as the fiscal cliff is avoided, at least partially). Spain, meanwhile, is expected to undergo a contraction similar to that observed in 2012. Emerging economies are expected to be on a firmer footing. In China, growth is expected to rise a few tenths (to 7.9%), fueled by stimulus policies. The rest of the emerging economies in Asia and in Latin America are expected to see similar levels of growth. In the latter case, the region should grow by 3.7% in 2013, compared with 3% in 2012. Lastly, growth in the Turkish economy is expected to quicken in 2013 to 4.5%. Consequently, the world economy is expected to grow 3.5%.

10. Environmental information

Environmental commitment

The BBVA Group prioritizes sustainable development. As a financial institution, the Group’s activities have a significant impact on the environment: be it through its consumption of natural resources, management of its properties, use of paper, travel, etc. (direct impacts), or through the consequences for the environment of the products and services it provides, particularly those related to financing, asset management and management of its chain of suppliers (indirect impacts).

Aims of the environmental policy

The objectives of the BBVA Group’s environmental policy are as follows:

•	Comply with prevailing environmental legislation where the BBVA Group operates

•	Continually improve the identification and management of environmental risks in the Group’s financial and investment operations

•	Integrate the environmental variables into the development of financial products and services

•	Eco-efficiency in the use of natural resources, setting and fulfilling objectives for improvement as established in the Global Eco-efficiency Plan

•	Manage direct impacts through an environmental management system based on ISO 14001 and other recognized environmental certifications

•

Have a positive influence on the environmental behavior of stakeholders through communication and raising awareness of the importance of the environment as an additional input in business and human management practice

•	Inform, raise awareness of, and train employees in environmental issues

•	Provide support for sponsorship, voluntary work and environmental research

•	Provide support for the main initiatives aimed at fighting and preventing climate change

The main international environmental commitments that the BBVA Group assumes are:

•	United Nations Global Compact (since 2002): www.globalcompact.org

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In the event of a discrepancy, the original Spanish-language version prevails.

•	UNEP- FI (since 1998): www.unepfi.org

•	Equator Principles (since 2004): www.equator-principles.com

•	Carbon Disclosure Project (since 2004): www.cdproject.net

•	Principles for Responsible Investment (since 2008): www.unpri.org

Environmental policy scope, governance and review

This environmental policy has worldwide scope and affects all the activities undertaken by the Group, i.e. the banks and subsidiaries in which BBVA has effective control. The Eco-efficiency and Responsible Procurement Committee is responsible for coordinating the Environmental Policy and ensuring compliance with it through an environmental management system. The members of the BBVA Group’s Management Committee oversee correct compliance with this Policy. To this end, its members make an effort to develop and oversee the implementation of this Policy in the Group. This Policy will be reviewed and updated at least every two years.

Main environmental actions in 2012

The main environmental actions that the BBVA Group carried out in 2012 are as follows:

•

Work within the framework of the 2008-2012 Global Eco-Efficiency Plan, aimed at minimizing the direct environmental impacts of the BBVA Group, and which has been allocated a budget of €19 million. It will result in significant annual savings through the efficient use of natural resources. The Plan’s goals per employee are as follows:

•	A 20% reduction in CO2 emissions

•	A 10% reduction in paper consumption

•	A 7% reduction in water consumption

•	A 2% reduction in energy consumption

•	A 20% increase in the number of employees working in ISO 14001 certified buildings (26,000 employees)

•	LEED Gold certification for the Group’s new headquarters in Madrid, Mexico and Paraguay (15,500 employees)

•	Work has been carried out in 2012 in order to provide continuity to the 2008-2012 Global Eco-Efficiency Plan, laying the foundations for a new 2013-2015 Plan.

•	Improved environmental risk management systems in project finance (Equator Principles) and in determining borrower credit profiles (Ecorating).

•	Leadership in financing of renewable energy projects internationally.

•

Support for major international initiatives to fight against climate change. In 2012, the BBVA Group joined the CDP Carbon Action initiative. In addition, the Group is a signatory to the Investor CDP and CDP Water Disclosure programs.

•

Development of ambitious environmental sponsorship programs, particularly through the BBVA Foundation. Worth noting are the BBVA Foundation Frontiers of Knowledge awards in the Ecology, Conservation Biology and Climate Change categories, each provided with €400,000.

•	Social and environmental risk training for the Group’s risk analysts.

•	Environmental awareness-raising activities with the Group’s employees.

As of December 31, 2012, there are no items in the BBVA Group’s consolidated Financial Statements that warranted inclusion in the separate environmental information document set out in the Ministry of Economy Order dated October 8, 2001.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

11. Offshore financial centers

The BBVA Group maintains an express policy on activities in entities permanently registered in offshore financial centers, which includes a plan for reducing the number of offshore financial centers in which the Group is present.

As a result of the measures derived from this plan, 44 permanent establishments have been removed from its start date in 2007 and up to December 31, 2012. In addition, another 2 companies ceased all business activity as a preliminary step to this process. The latter have securities issues among their liabilities, and the time of the repurchase and/or amortization of these assets will depend on the time of the companies’ complete liquidation.

It should be noted that starting in April 2009 the OECD introduced changes in its classification of tax havens. As a result, the Dutch Antilles and Panama were dropped from the OECD list in September 2009 and July 2011, respectively.

As of December 31, 2012, the BBVA Group’s permanent establishments registered in offshore financial centers considered tax havens are as follows:

•	Branches of the BBVA Group’s banks in the Cayman Islands.

•	Issuers of securities in the Cayman Islands: BBVA International, Ltd., BBVA Global Finance, Ltd. and Continental DPR Finance Company.

11.1 Branches of the BBVA Group’s banks in the Cayman Islands

As of December 31, 2012 the BBVA Group had two banking subsidiaries registered in the Cayman Islands engaging in Corporate Banking activities. The activities and business of these branches (which do not include the provision of private banking services) are pursued under the strictest compliance with applicable law, both in the jurisdictions in which they are domiciled and in those where their operations are effectively managed (United States).

The main figures of the balance sheets of these branches as of December 31, 2012 and 2011 are as follows:

	Millions of Euros
BBVA Group Branches at Off-Shore Entities	BBVA Branch (Spain)		BBVA Compass Bank (USA) Branch
	2012	2011	2012	2011
Total assets	1,558	3,804	3,902	3,373
Total liabilities	1,319	3,559	3,909	3,384

Total equity	239	245	(8)	(12)

11.2 Issuers of securities

As of December 31, 2012 only three issuers registered in Grand Cayman remain, and the processes for the repurchase and/or amortization of the securities issued will depend on the time of their liquidation.

The accompanying table presents a comparative list of the issues outstanding as of December 31, 2012 and 2011:

		Millions of Euros
Issuing Entity	Country	Preferred Securities(1)		Subordinated Debts(1)		Other Debt Securities
		2012	2011	2012	2011	2012	2011
BBVA International LTD	Cayman Islands	9	9	—	—	—	—
BBVA Global Finance LTD	Cayman Islands	—	—	528	528	—	29
Continental DPR Finance Company	Cayman Islands	—	—	—	—	420	309

TOTAL		9	9	528	528	420	338

(1)	Securities issued before enactment of Act 19/2003 of 4 July
(2)	Securitization bond issues on flows generated from export credits

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

11.3 Supervision and control of the permanent establishments of the BBVA Group in offshore financial centers

The BBVA Group applies risk management criteria and policies to all its permanent establishments in offshore financial centers that are identical to those for the rest of the companies making up the Group.

During the reviews carried out annually on each and every one of the BBVA Group’s permanent establishments in offshore financial centers, BBVA’s Internal Audit department checks the following: that their activities match the definition of their corporate purpose, that they comply with corporate policies and procedures in matters relating to knowledge of the customers and prevention of money laundering, that the information submitted to the parent company is true, and that they comply with tax obligations. In addition, every year a special review is performed of Spanish legislation applicable to the transfer of funds between the Group’s banks in Spain and its companies established in offshore centers.

Furthermore, in 2012 BBVA’s Compliance Department supervised the action plans deriving from the Audit Reports on each one of the establishments. On an annual basis, conclusions deriving from these are submitted for consideration to the Audit Committee, which in turn submits the corresponding report to the BBVA Board of Directors.

As far as external audits are concerned, one of the functions of the Audit Committee is to select an external auditor for the Consolidated Group and for all the companies in it. The selection criterion is to designate the same auditing firm for all the BBVA Group’s permanent establishments in offshore financial centers, unless the Committee determines this is not possible or advisable. For 2012, all of the BBVA Group’s permanent establishments registered in offshore financial centers have the same external auditor (Deloitte).

12. Customer Care Service and Customer Ombudsman

One of the BBVA Group’s most relevant tools for improving customer satisfaction are the Customer Ombudsman Offices being set up by countries. In 2012, the dissemination and presence of UNE (specialized unit) has continued to be boosted in Mexico, both within the bank (BBVA Bancomer) and with the regulator, in order to increase notably the number of customers served through this channel. This significantly contributes to improve the customer-bank relationship and to create long-term relationships. New customer care models have also been implemented together with the national banking authority, with BBVA Bancomer now playing a pioneering role in this area, thus maintaining its leadership position in customer care in Mexico.

In accordance with the stipulations of Article 17 of the Ministry of Economy Order ECO/734/2004, dated March 11, regarding customer care and consumer ombudsman departments at financial institutions, and in line with the new “Regulations for Customer Protection in Spain” of the BBVA Group approved by the Board of Directors of BBVA on September 27, 2011, regulating the activities and powers of the Customer Care Service and Customer Ombudsman, a summary of related activities in 2012 is included below.

The Customer Care Service processes all the grievances and complaints addressed to the Customer Ombudsman and to the Customer Care Service itself, except for those which under the new Regulations are the responsibility of the Customer Ombudsman.

12.1. Report on the activity of the Customer Care Service department in Spain

Statistical summary of the grievances and complaints handled in 2012

The number of customer complaints received by the BBVA Group’s Customer Care Service in Spain in 2012 is 9,581 (9,628 in 2011), of which 1,080 have finally not been processed because they did not meet the requirements of Ministerial Order ECO/734. 90.2% of the complaints, 7,670 (8,578 in 2011), have been resolved within the year and 831 complaints (250 as of December 31, 2011) had not yet been analyzed as of December 31, 2012.

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

According to the type of complaints managed in 2012 and 2011, their distribution is as follows:

	Percentage of Complaints
Type of Complaint to the Customer Care Service	2012	2011
Insurance	26%	21%
Assets products	21%	17%
Operations	17%	16%
Commissions and expenses	9%	12%
Investments - Derivatives	11%	12%
Customer information	7%	7%
Financial and welfare products	3%	5%
Collection and payment services	2%	5%
Rest	5%	4%

Total	100%	100%

The complaints handled in 2012 and 2011, broken down by the nature of their final resolution, are as follows:

	Number of Complaints
Final Resolution for Complaints to the Custumer Service Center	2012	2011
In favor of the person submitting the complaint	1,720	2,609
Partially in favor of the person submitting the complaint	1,513	1,747
In favor of the BBVA Group	4,437	4,222

Total	7,670	8,578

The principles and methods used by the CCS to resolve complaints are based on the application of the rules on transparency and customer protection and best banking practices. This department adopts its decisions independently, notifying the various units involved of any actions which require review or adaptation to the related regulations.

Recommendations or suggestions

In 2012, the Customer Care Service has implemented various initiatives in order to ensure compliance with best practices. These initiatives include:

•

Setting up of the Product and Segment/LOB Quality Committees: in 2012, the CCS has set up a specific complaints Committee with the Product Unit, as well as a Committee with the Segment Units and LOBs, to convey proposals and recommendations and thus promote the implementation of actions aimed at improving the transparency, good practices and quality offered to our customers.

•

A Preferred Securities Committee has also been set up which is assisted by the Legal Services Units in Spain and Portugal and by Communication, in order to unify criteria and adopt the required decisions related to the complaints lodged by customers in this respect.

12.2 Report on the activity of the BBVA Group Customer Ombudsman in Spain

The following is a summary of the 2012 annual report outlining the activities of the BBVA Group’s Customer Ombudsman in Spain, in accordance with the provisions of article 17 of Ministry of Economy Order ECO/734/2004, dated March 11, on customer service departments and services, and Customer Ombudsmen for financial institutions:

Statistical summary of the grievances and complaints handled in 2012

The number of customer complaints received by BBVA’s Customer Ombudsman in 2012 is 1,655. Of these, 150 have finally not been processed as they did not fulfill the requirements of Ministerial Order ECO/734. 86.52% of the complaints, 1,432, have been resolved within the year and 73 complaints (59 as of December 31, 2011) had not yet been analyzed as of December 31, 2012.

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In the event of a discrepancy, the original Spanish-language version prevails.

The grievances and complaints handled are classified in the table below in line with the criteria established by the Complaints Service of the Bank of Spain in its half-yearly requests for information:

	Number of Complaints
Type of Complaint	2012	2011
Insurance and welfare products	432	439
Assets operations	392	498
Investment services	459	309
Liabilities operations	129	243
Other banking products (cash, ATM, etc.)	55	138
Collection and payment services	39	124
Other	149	266

Total	1,655	2,017

The details of the complaints resolved in 2012 and 2011, broken down according to their final resolution, are as follows:

	Number of Complaints
Final Resolution	2012	2011
In favor of the person submitting the complaint	16	44
Partially in favor of the person submitting the complaint	686	1,089
In favor of the BBVA Group	730	693

Total	1,432	1,826

Based on the above, it can be concluded that more than 42% of customers bringing a complaint before the Customer Ombudsman in 2012 (56% in 2011) are in some way satisfied, either as a consequence of the final resolution of the Ombudsman or because of its role as a mediator between the customer and the entities composing the BBVA Group.

The Customer Ombudsman’s decisions are based on current legislation, on the contractual relationships in place between the parties, on current standards on transparency and customer protection, on best banking practices and, especially, on the principle of equity.

Independence is an essential aspect of the Customer Ombudsman. The decisions handed down by the Ombudsman in favor of the customer are binding on the affected Group entity.

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In the event of a discrepancy, the original Spanish-language version prevails.

Recommendations or suggestions

Among the various initiatives implemented by the Group at the behest of the Customer Ombudsman in 2012, we would highlight the following:

•	Recommendations have been made on adapting the product profile to the customer profile, on advertising and advertising messages, and on streamlining the process of wills.

•

The main purpose is to promote compliance with regulations on transparency and customer protection, providing criteria and possible actions for improvement, and paying special attention to its mediation between the customers and the Entities in order to reach an amicable agreement, within the limits set by regulations.

•

In partnership with Quality, Legal Services in Spain and Portugal, and the Customer Care Service, a Complaints Committee has been set up, which meets on a monthly basis with the participation of various of the Group’s Units and Areas in Spain to discuss and share problems, ideas or suggestions related to the grievances and complaints lodged by the customers, in order to improve the Group’s complaints system and thus contribute to providing better and more satisfactory care to the customers.

•

Group representatives are in constant contact and meet regularly with the Complaints Service of the Bank of Spain, the CNMV and the Spanish General Directorate of Insurance and Pension Funds, all with a common goal of harmonizing criteria and fostering more robust customer protection and security.

Customers not satisfied with the resolution of the Customer Ombudsman can appeal before the Bank of Spain, the CNMV or the Spanish General Directorate of Insurance and Pension Funds. The Ombudsman always informs the customers of this option.

In 2012, the number of complaints examined or resolved by the Customer Ombudsman and subsequently presented by the customer before the supervisory bodies is 169.

13. Innovation and Technology

In 2012, the Innovation and Technology (I&T) area has carried out its activity around four main lines of action:

•	Technological Transformation

•	Internal Transformation

•	Transformation of the Distribution Model

•	Innovation

In addition, the I&T Area performs a number of cross-cutting functions in order to guarantee proper operation of all of the Group’s resources. This includes all internal control and information security measures, aimed at mitigating operational risk and reinforcing global fraud management.

Technological Transformation

In 2012, technology and operations in the BBVA Group have evolved with the implementation of advanced technology projects.

Following the inauguration last year of the data processing center (DPC) in Tres Cantos, the Group has continued to develop procedures and improvements to achieve greater efficiency. Worth mentioning are the migration of the Clara del Rey DPC to the new facilities, completion of the plans for migrating the communication and collaborative work tools to Google Apps and the integration of Alnova in the Network Control Center in Monterrey.

2012 saw the implementation of the new on-line deposit and credit card technological platform for BBVA Compass, a project of great strategic importance that brings us closer to becoming the best universal bank in the United States.

Significant progress was made in other projects, such as the Informational Platform, which has made relevant management tools available to the business units and central services, and in the Risk area, where tools are being implemented which enable the optimization of key management processes such as credit origination, as well as making possible improvements in capital requirements, for example, the new Operational Risk tool.

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In the event of a discrepancy, the original Spanish-language version prevails.

The Group is also implementing new systems aimed at developing a single procurement model for the various geographical areas.

Other relevant projects in 2012 have been the integration of Liberty Seguros and the digitizing of point-of-sale terminals for businesses in Consumer Finance.

Internal Transformation

As a continuation of the Transformation Project started in 2010, a number of initiatives have been boosted in 2012 aimed at optimizing BBVA’s value chain in terms of both quality and productivity. The central services and factory Transformation Plans and the network process transformation plan have been launched:

Central services and factory transformation plan

The fundamental pillar consists of the Cross-cutting plans where, focusing on enhancing productivity, improvement plans have been implemented in each Corporate Functional Area. The goal is to make the most of the Group’s economy of scale, transforming the organization and the processes of the support functions in order to achieve a simpler organization in which at least 75% of the staff performs functions involving a direct relationship with customers.

Network process transformation plan

The Network process plan has been defined and developed in 2012, based on 5 core elements:

•	Automation, digitizing and monitoring

•	High self-service capabilities

•	Solving problems on the spot (agility)

•	Collaborative and multi-channel management

•	Simple and smart commercial processes

This plan seeks to enrich the customer’s experience by providing the commercial processes with a greater and better customer view, while reducing the workload of the operating and administration processes.

Over 200 projects have been implemented in 2012 in all the geographical areas, which involve significant progress toward an aspirational model in which the time devoted to customer added-value tasks will be increased by 30%.

Transformation of the ways or working

These plans are supplemented by projects aimed at transforming the ways of working in the Group. Two projects stand out in this area: the Simplicity Plan, designed to simplify the ways of working and making life easier for others, and the Digitizing project, which involves evolving Central Services toward a “paperless” environment and optimizing the internal processes of the Areas.

Transformation of the Distribution Model

New branch formats

As a continuation of the work carried out last year and in order to meet the need to evolve the customer relationship and interaction model, the following activities have been carried out in 2012:

Two new branch formats have been implemented in Spain and Portugal:

In Madrid, at Capitán Haya, 24 and Paseo de la Castellana 107, two branches have been transformed, following a new concept we call “Easy Banking”. These are innovative branches, where all the external space is made available to the customers. They include the new ABIL self-service areas, which offer customers a very user-friendly way of carrying

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Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

out transactions on their own. Advice is given on very distinctive pieces of furniture we call “cocoons”, where the customer and the manager can see the computer screen at the same time, thus emphasizing sale transparency. All this in an environment which is transparent from the outside, with an attractive design and innovative use of digital media in advertising and information.

The former was opened in late 2011 and the latter in the second half of 2012. They have been received very positively by the customers, emphasizing both the self-service capabilities and the differentiated treatment and form of relationship they offer.

A new concept we call “flagship” branch was also inaugurated in July at Orense 58. It is a larger branch that acts as a main office for other branches in the area, offering innovative approaches.

In addition to having larger self-service and customer care areas, there is a reception area at the branch entrance that we refer to as “experience area”, where the offerings and benefits of being a BBVA customer are displayed using digital media for different segments. It includes a multi-purpose area where events can be organized and the bank’s sponsorships or product and service promotions are on display for both customers and non-customers in the area. This is where the Liga BBVA sponsorship was presented, along with the entrepreneurship work carried out by the BBVA Foundation and the Ruta Quetzal. They have all attracted both customers and non-customers. The top floor of the branch also has several meeting areas for customers, designed for occasions when a more private environment or more management time are required.

This initiative complements others carried out in the Group:

In Mexico, the 1st Ulysses Project has been developed and tested. It has transformed the 20 branches in an area into a more segmented sales-oriented commercial model aimed at enhancing the customer experience. These transformed branches, where the self-service and financial advice areas have been improved and correspondents have been included, have been in operation throughout the year and have achieved very positive results. As a result, this concept will be extended gradually over the next few years.

In South America, within its expansion program, new branch formats have also been developed, including the “light” branch, with no cash desk and open to the public on a continuous basis, complementing the area’s format structure. The first pilot branches have been in operation in 2012 and, based on the results, a decision will be made on their gradual expansion.

Telephone banking

As for Contact Centers, an initiative was launched in 2012 to define a global technological platform for the Group, whereby all the contact centers operated by third parties will gradually use and connect to the various global infrastructures that will be set up for this purpose. The initiative will be implemented gradually in 2013 and 2014. The aim is to achieve a qualitative leap in the operation of BBVA’s contact centers through standardization of the service provider management model.

In 2012, the Speech Analytics tool received The Banker Award in the Capital Markets category. This tool involves automating the access and search processes for the conversations held by the Bank’s agents with customers, in accordance with the new regulations in the sector.

Speech Analytics enables alarms to be entered and indexed in a keyword database, providing a greater level of control over the recordings, as regards both the customer advisability and suitability tests (a requirement set by MiFID Directive) and the analysis of the conversation metadata. From the point of view of management, the tool also substantially speeds up access to the recordings and, in the event of conflicts, reduces their resolution time.

The adoption of Speech Analytics by BBVA represents the first implementation of this technology in the financial sector worldwide, and aims to increase efficiency and control of commercial banking transactions.

Development of virtual banking

2012 saw the consolidation of mobile banking as one of the fastest growing remote channels. Available natively on the main platforms for mobile devices, the BBVA Cell Phone solution has experienced the largest growth among the various remote channels and is also one of the most highly rated channels. At the same time, and in order to provide coverage to 100% of the devices available on the market, the bbva.mobi and SMS solutions have been enhanced with new functionality demanded by customers.

47

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

In our ongoing effort to adapt out technology to the most advanced standards, the on-line banking website is being adapted according to the most recent recommendations proposed by W3C, an effort that will become a reality in the first quarter of 2013. The new technical developments, combined with the new functionality, will provide faster and more convenient access to our customers from any type of device available on the market.

2012 also saw the evolution of the consumer electronics devices toward access points permanently connected to the Internet. The possibility of accessing the Internet from TV sets, domestic DVD players and other popular devices has made possible the development of new services that, using the same technological platform as the rest of the channels, require a high level of innovation in customer experience.

Apps

Apps are playing a fundamental role in the evolution of our customer relationship model. In 2012, the number of downloads of BBVA applications tripled, with an average of 110,000 downloads a month. This incremental trend is on the rise, with quarterly growth of 40%.

Today, 80.9% of the applications downloaded correspond to cell phones, 11.8% to iPads and 7.3% to Smart TV.

Innovation

Innovation Community

In 2012 we have consolidated the BBVA Innovation Center as a meeting point for the innovative and entrepreneur community. Last year, more than 14,000 people visited the Innovation Center. Of these, 1,688 took part in one of our guided visits and 10,422 attended one of the 157 events organized at the center.

This year we are offering the Open Days, which are intended to communicate the Group’s innovation activity to those interested in this subject. Likewise, the Innovation Center hosted world-class events like TEDx, Knowsquare, Cloudstage or Hacks and Hackers, among others. In addition, we are promoting our own events on Simple Banking, Mobile Banking, Mobile Payments, Gamification & Banking or the “FutureBankingLab” think tank in partnership with the Inter-American Development Bank (IDB) and we have received well-known public figures like Eduard Punset, Alexander Osterwalder, Ken Morse or Sebastian Seung, who shared their projects and knowledge with visitors.

Far from being a physical experience, it has also been offered on the Internet, with over 333,000 unique visitors recorded on the Innovation Center’s website last year. Our on-line presence also extends to social networks, where we chatted with our 9,097 followers on Twitter, who made 6,598 mentions and 7,723 RT, and impacted a total of 77,503,228 users. Not to mention the 3,213 fans on Facebook, with their 1,307 likes, 202 comments and 209 shares. Lastly, the 1,831 Linkedin members who follow us or the 54,240 views on YouTube of our nearly 400 videos confirm the growth of this community.

In 2012 we also launched Innovation Edge, the first corporate magazine for iPad focused on innovation in the banking industry. This is a collaborative exercise among many people who wanted to take part in its creation and has four issues on Apple Store. In Christmas 2012 it was one of the three most downloaded applications in its category. Users have completed 4,096 downloads of the pdf version from the website www.centrodeinnovacionbbva.com/innovation-edge (with a total of 20,232 visits) and 2,077 downloads of the App (with a total of 5,945 visits and 38,046 page views).

Support for innovators and entrepreneurs

At BBVA we are aware that in order for our innovation activity to be effective we need to be close to the entrepreneur community. The BBVA Innovation Center has boosted even more the Open Talent program, with over 500 projects taking part in 2012. We support initiatives such as TR35, a Massachusetts Institute of Technology project that rewards young people aged under 35 who are achieving a great impact with their innovative projects. In 2012 we collaborated in the programs held in Spain, Argentina, Colombia and Mexico. Likewise, we have strengthened our alliances with pro-entrepreneurship initiatives like Iniciador or Red Innova, and we carry out activities and offer workshops at our facilities, including Copymes (Infonomía), EntreApps and The Api Hour.

48

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Information security and fraud and reputational risk management

The BBVA Group has established computer security controls to prevent and mitigate computer attacks that may materially affect the Group’s earnings. These controls are part of the risk assessment and mitigation system established in the corporate operational risk and internal control structure in order to ensure compliance with the Sarbanes-Oxley Act, with a view to guaranteeing their proper identification and effective control. During the processes carried out for reviewing and auditing such risks and controls, no material risks have been identified as a result of the effective mitigation offered by the controls implemented.

The identified risks are basically divided into those which may affect the availability of the computer systems and their supporting processes, and those which may affect the confidentiality and integrity of the information processed by such systems.

Risks related to lack of availability are managed and mitigated through the Business Continuity Plans and the Systems Continuity Plans.

Work is being carried out in the Business Continuity area in order to fully implement and update 128 continuity plans in 26 countries. Some of them have been activated during the year, as in the case of the New York floods.

The risks that may affect the confidentiality and integrity of the information are managed and mitigated within the programs established throughout the BBVA Group in the successive Information security master plans. These Plans are designed to mitigate the various risks through a security model that includes Identity Management, Security Architectures, Monitoring Systems and Incident Management.

The services outsourced by the BBVA Group are not exposed to material cyber security risks.

The BBVA Group has not undergone any security incidents which individually or in the aggregate can be considered material.

By type of business and operations carried out by the BBVA Group, no risks associated with cyber security incidents have been identified which could remain undetected for an extended period of time and represent a material risk. Moreover, and with a view to determining any possible banking-related cyber security risks which might affect the Group, there is no public evidence of incidents occurring in the financial sector which in the case of the Group might represent a material risk.

In 2012, fraud management in the various businesses and geographies has been focused primarily on fraud prevention and early detection of alerts through the use of technology.

14. Other information due to regulatory requirements

Capital and treasury stock

Information about the structure of common stock and transactions with treasury stock can be found in Notes 27 and 30 of the accompanying consolidated Financial Statements.

Shareholder remuneration and application of earnings

Information about shareholder remuneration and application of earnings can be found in Note 4 of the accompanying consolidated Financial Statements.

Exceptional factors

2012 saw the exceptional factors described in the accompanying consolidated notes and in section 2 of this Management Report: Economic Environment in 2012, which have shaped the performance of the global financial system and, by extension, of the BBVA Group.

49

Translation of the management report originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 60). The English version is a translation of the original in Spanish for information purposes only.

In the event of a discrepancy, the original Spanish-language version prevails.

Significant contracts

The Group is not aware of the signing of any material contracts other than those executed during the BBVA Group’s ordinary course of business during the two years immediately prior to December 31, 2012, except for those mentioned in the accompanying consolidated Financial Statements.

Nor is the Group aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.

Patents, licenses or similar

At the time of preparing the accompanying consolidated Financial Statements, the BBVA Group is not materially dependent on the issuance of patents, licenses and industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

Subsequent events

Subsequent to the close of the year, on January 31, 2013 the Boards of Directors of the companies Unnim Banc, S.A. (Sociedad Unipersonal) (hereinafter “Unnim”) and Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”) will decide on the approval of the project for the takeover of Unnim by BBVA and the subsequent transfer of all of Unnim’s equity interest to BBVA, which will acquire all the rights and obligations of the merged company through universal succession.

If the merger project is approved by both Boards of Directors, the merger agreement will be submitted for approval to the AGMs of the companies involved in the merger, to take place in the first quarter of 2013. Given that the merged company is fully owned by Banco Bilbao Vizcaya Argentaria, S.A., in accordance with Article 49.1 of Act 3/2009, dated April 3, on the structural modifications of trading corporations, it will not be necessary for Banco Bilbao Vizcaya Argentaria, S.A. to carry out any stock capital increase, or for reports on the merger proposal to be prepared by the managers of the companies involved in the merger or by independent experts.

Under the powers delegated by the Company’s AGM held on March 16, 2012, the same Board of Directors meeting on January 31, 2013 also plans to submit for approval under point five of the agenda, an agreement for the issue of debentures convertible into ordinary BBVA shares, excluding the preemptive subscription right.

Should the agreement be approved, and for the purposes set out in articles 414, 417 and 511 of the Spanish Corporations Act, the mandatory Directors report explaining the conversion conditions and types will be issued, justifying the proposal for the abolition of the pre-emptive subscription right, to be accompanied, as appropriate, by another report drafted by an auditor other than the company’s auditor, appointed for this purpose by the Companies Register.

From January 1, 2013 to the date of preparation of these consolidated Financial Statements, no other subsequent events not mentioned above in these Financial Statements have taken place that significantly affect the Group’s earnings or its equity position. The most significant events mentioned in the Financial Statements are the sale of Afore Bancomer (see Note 3) and the payment of the second interim dividend (see Note 4).

15. Annual corporate governance report

In accordance with the provisions of Article 61b of the Spanish Securities Market Act, the BBVA Group has prepared the Annual Corporate Governance Report for 2012, which is an integral part of this Management Report for that year, following the content guidelines set down in Order ECO 3722/2003, dated December 26, and in CNMV Circular 4/2007, dated December 27, including a section detailing the degree to which the Bank is compliant with existing corporate governance recommendations in Spain. In addition, all the information required by article 539 of the Spanish Securities Market Act can be accessed on BBVA’s website (www.bbva.com) in the section entitled “Corporate Governance”.

50

ANNUAL CORPORATE GOVERNANCE REPORT

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

YEAR-ENDING: 31/DECEMBER/2012

TAX ID NO.: A-48265169

Corporate name: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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STANDARD ANNUAL REPORT ON THE CORPORATE GOVERNANCE OF PUBLICLY TRADED COMPANIES

To better understand the form and fill it in, first read the instructions at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Fill in the following table on the company’s share capital:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
19/OCT/2012	2,669,936,277.05	5,448,849,545	5,448,849,545

Indicate if there are different classes of shares with different rights associated to them:

NO

A.2. List the direct and indirect owners of significant holdings in your company at year-end, excluding directors:

Indicate the most significant movements in the shareholding structure during the year:

Name of shareholder (person or company)	Date of transaction	Description of the transaction
MANUEL JOVE CAPELLÁN	24/JUL/2012	Reduced from 3% of share capital

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

52

A.3. Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

Name of director (person or company)	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,372,256	1,431,940	0.051
ÁNGEL CANO FERNÁNDEZ	553,001	0	0.010
CARLOS LORING MARTÍNEZ DE IRUJO	51,250	0	0.001
ENRIQUE MEDINA FERNÁNDEZ	45,096	1,695	0.001
IGNACIO FERRERO JORDI	4,080	61,730	0.001
JOSÉ ANTONIO FERNÁNDEZ RIVERO	65,455	0	0.001
JOSÉ LUIS PALAO GARCÍA-SUELTO	9,607	0	0.000
JOSÉ MALDONADO RAMOS	73,264	0	0.001
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	183,515	0	0.003
JUAN PI LLORENS	35,892	0	0.001
RAMÓN BUSTAMANTE Y DE LA MORA	13,271	2,617	0.000
SUSANA RODRÍGUEZ VIDARTE	23,177	835	0.000
TOMÁS ALFARO DRAKE	14,436	0	0.000

% total voting rights held by the Board of Directors	0.072

Fill in the following tables with the members of the company’s Board of Directors with voting rights on company shares:

Name of director (person or company)	Number of direct option rights	Number of indirect option rights	No. equivalent shares	% of total voting rights
FRANCISCO GONZÁLEZ RODRÍGUEZ	415,478	0	0	0.008
ÁNGEL CANO FERNÁNDEZ	305,889	0	0	0.006

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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A.4 Where applicable, indicate any family, trading, contractual or corporate relationships between holders of significant shareholdings, insofar as the company is aware of them, unless they are of little relevance or due to ordinary commercial traffic and exchange:

A.5 Where applicable, indicate any trading, contractual or corporate relationships between holders of significant shareholdings, and the company and/or its group, unless they are of little relevance or due to ordinary commercial traffic and exchange:

A.6 Indicate if any shareholder agreements have been disclosed to the company that affect it under art. 112 of the Securities Exchange Act. Where applicable, briefly describe them and list the shareholders bound by such agreement:

NO

Indicate whether the company knows the existence of concerted actions amongst its shareholders. If so, describe them briefly:

NO

If there has been any alteration or breakdown of said pacts or agreements or concerted actions, indicate this expressly:

A.7. Indicate whether any person or organisation exercises or may exercise control over the company pursuant to article 4 of the Securities Exchange Act. If so, identify names:

NO

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

54

A.8. Fill in the following tables regarding the company’s treasury stock:

At year-end:

Number of direct shares	Number of indirect shares (*)	Total % share capital
4,508,308	10,954,556	0.284

(*)	Through:

Name of direct owner of shareholding (person or company)	Number of direct shares
CORPORACIÓN GENERAL FINANCIERA, S.A.	10,870,987
BBVA SEGUROS, S.A.	76,968
UNNIM GESFONS	6,601

Total:	10,954,556

List significant changes occurring during the year, pursuant to Royal Decree 1362/2007:

Date reported	Total direct shares acquired	Total indirect shares acquired	Total of % share capital
07/FEB/2012	3,423,118	37,004,712	0.825
12/MAR/2012	8,023,368	40,186,192	0.984
28/MAR/2012	9,856,027	47,636,365	1.173
30/APR/2012	3,183,237	72,567,739	1.497
06/JUN/2012	1,266,751	87,441,329	1.725
25/JUN/2012	3,169,567	88,064,396	1.774
25/JUL/2012	3,202,212	95,645,610	1.836
28/AUG/2012	4,878,990	81,424,032	1.604
25/SEP/2012	2,978,746	80,442,511	1.550
15/OCT/2012	8,288,723	74,348,783	1.535
12/DEC/2012	331,732	27,689,139	0.514

Capital gain/(loss) on treasury stock divested during the period (€k)	80,618

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

55

A.9 Detail the terms and conditions of the current AGM authorisation to the Board of Directors to buy and/or transfer treasury stock:

The following is a transcription of the resolution adopted by the Annual General Meeting of Banco Bilbao Vizcaya Argentaria, S.A. shareholders, 12th March 2010, under agenda item three:

1.- Repealing the unavailed part from the resolution adopted at the Annual General Meeting, 13th March 2009, under agenda item seven to authorise the Bank, directly or via any of its subsidiaries, for a maximum of five years as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. This purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- Approve the limits or requirements of these acquisitions, which shall be as follows:

- The nominal value of the shares acquired directly or indirectly, added to those that the Bank and its subsidiaries already owned, may at no time exceed ten percent (10%) of the subscribed Banco Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised by the applicable legislation at any time. In all cases, respect must be paid to the limits established on the purchase of treasury stock by the regulatory authorities of the markets where the Banco Bilbao Vizcaya Argentaria, S.A. shares are listed for trading.

- A restricted reserve may be charged to the Bank’s net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

- The shares purchased must be fully paid up, unless the purchase is without consideration, and must not entail any obligation to provide ancillary benefits.

- The purchase price will not be below the nominal price or be more than 20% above the listed price or any other price associated to the shares on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

56

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- Reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and to the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- Authorise the Board of Directors, in compliance with article 30 c) of the Company Bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of five years from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions. Specifically, the Board is authorised, within the period and limits established for the aforementioned implementation, to establish the date(s) of each specific capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the Company Bylaws to reflect the new figure for share capital; request de-listing of the redeemed stock and, in general, adopt such resolutions as necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

A.10 Indicate, where applicable, any legal or bylaw restriction on the exercise of voting rights, and legal restriction on the acquisition and/or transfer of shares in the company’s capital. Indicate whether there are any legal restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise under the legal restrictions	0

Indicate whether there are any bylaw restrictions on the exercise of voting rights:

NO

Maximum percentage of voting rights that a shareholder may exercise under bylaw restrictions	0

Indicate whether there are legal restrictions on the acquisition or transfer of shares in the company’s capital:

YES

Description of the legal restrictions on the acquisition or transfer of shares in the company’s capital:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

57

Pursuant to article 56 and following in Act 26/1988, 9th July on discipline and oversight in financial institutions which establishes that any individual or corporation acting alone or in concertated action with others, intending to directly or indirectly acquire a significant holding in a Spanish financial institution (as defined in article 56 of the aforementioned Act 26/1988) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain. The Bank of Spain will have 60 working days after the date on which the notification was received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

A.11 Indicate whether the General Meeting has approved measures to neutralise a public takeover bid, pursuant to Act 6/2007:

NO

If so, explain the measures approved and the terms and conditions under which the restrictions would become ineffective.

B -GOVERNANCE STRUCTURE

B.1. Board of Directors

B.1.1. List the maximum and minimum number of directors established in the bylaws:

Maximum number of directors	15
Minimum number of directors	5

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

58

B.1.2. Fill in the following table on the Board members:

Name of director (person or company)	Representative	Post on the board	Date first appointed	Date last appointed	Election procedure
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO	28/JAN/2000	12/MAR/2010	AGM BALLOT
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO	29/SEP/2009	12/MAR/2010	AGM BALLOT
BELÉN GARIJO LÓPEZ	—	DIRECTOR	16/MAR/2012	16/MAR/2012	AGM BALLOT
CARLOS LORING MARTÍNEZ DE IRUJO	—	DIRECTOR	28/FEB/2004	11/MAR/2011	AGM BALLOT
ENRIQUE MEDINA FERNÁNDEZ	—	DIRECTOR	28/JAN/2000	16/MAR/2012	AGM BALLOT
IGNACIO FERRERO JORDI	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	—	DIRECTOR	28/FEB/2004	16/MAR/2012	AGM BALLOT
JOSÉ LUIS PALAO GARCÍA-SUELTO	—	DIRECTOR	01/FEB/2011	11/MAR/2011	AGM BALLOT
JOSÉ MALDONADO RAMOS	—	DIRECTOR	28/JAN/2000	16/MAR/2012	AGM BALLOT
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	—	DIRECTOR	28/JAN/2000	11/MAR/2011	AGM BALLOT
JUAN PI LLORENS	—	DIRECTOR	27/JUL/2011	16/MAR/2012	AGM BALLOT
RAMÓN BUSTAMANTE Y DE LA MORA	—	DIRECTOR	28/JAN/2000	12/MAR/2010	AGM BALLOT
SUSANA RODRÍGUEZ VIDARTE	—	DIRECTOR	28/MAY/2002	11/MAR/2011	AGM BALLOT
TOMÁS ALFARO DRAKE	—	DIRECTOR	18/MAR/2006	11/MAR/2011	AGM BALLOT

Total number of directors	14

Indicate any directors that have left their seat on the Board during the period:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

59

B.1.3. Fill in the following tables on the Board members and their different kinds of directorship:

EXECUTIVE DIRECTORS

Name of director (person or company)	Committee proposing his/her appointment	Post within the company organisation
FRANCISCO GONZÁLEZ RODRÍGUEZ	—	CHAIRMAN & CEO
ÁNGEL CANO FERNÁNDEZ	—	PRESIDENT & COO

Total number of executive directors	2
% of total directors	14.286

EXTERNAL PROPRIETARY DIRECTORS

EXTERNAL INDEPENDENT DIRECTORS

Name of director (person or company)

BELÉN GARIJO LÓPEZ

Profile

PRESIDENT OF THE INTERNATIONAL EXECUTIVE COMMITTEE OF PHARMA, ISEC (PHARMACEUTICAL RESEARCH AND MANUFACTURERS OF AMERICA) AND CHIEF OPERATING OFFICER OF MERCK SERONO, S.A., GENEVA, SWITZERLAND. OTHER RELEVANT POSTS: WAS PRESIDENT OF COMMERCIAL OPERATIONS IN EUROPE AND CANADA AT SANOFI AVENTIS.

READ MEDICINE AT UNIVERSIDAD DE ALCALÁ DE HENARES, MADRID.

CLINICAL PHARMACOLOGY SPECIALIST AT HOSPITAL DE LA PAZ - UNIVERSIDAD AUTÓNOMA DE MADRID.

Name of director (person or company)

CARLOS LORING MARTÍNEZ DE IRUJO

Profile

CHAIR OF THE BOARD’S REMUNERATION COMMITTEE. SPECIALIST IN CORPORATE GOVERNANCE. OTHER RELEVANT POSTS: WAS PARTNER AND MEMBER OF THE STEERING COMMITTEE AT ABOGADOS GARRIGUES LAW FIRM.

READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

ENRIQUE MEDINA FERNÁNDEZ

Profile

STATE ATTORNEY. OTHER RELEVANT POSTS: WAS DIRECTOR & COMPANY SECRETARY OF BANCO DEL PROGRESO, CORPORACIÓN FINANCIERA ALBA AND BANCO URQUIJO. WAS DEPUTY CHAIRMAN OF GINÉS NAVARRO CONSTRUCCIONES UNTIL ITS MERGER WITH GRUPO ACS. READ LAW AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

IGNACIO FERRERO JORDI

Profile

MANAGING DIRECTOR OF NUTREXPA AND CHAIRMAN AND MANAGING DIRECTOR OF LA PIARA. CHAIRMAN OF ANETO NATURAL. OTHER RELEVANT POSTS: MEMBER OF THE BOARD OF THE MUTUA DE ACCIDENTES DE ZARAGOZA AND OF THE INSTITUTO DE EMPRESAS FAMILIAR. HE IS ALSO MEMBER OF THE BOARD OF THE ASOCIACIÓN ESPAÑOLA DE CODIFICACIÓN COMERCIAL.

READ LAW AT UNIVERSIDAD DE BARCELONA.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

60

Name of director (person or company)

JOSÉ ANTONIO FERNÁNDEZ RIVERO

Profile

CHAIR OF THE BOARD’S RISKS COMMITTEE.

OTHER RELEVANT POSTS: WAS GENERAL MANAGER OF BBVA’S GROUP UNTIL JANUARY 2003. REPRESENTING BBVA AS A DIRECTOR ON THE BOARDS OF DIRECTORS OF: TELEFÓNICA, IBERDROLA, BANCO DE CRÉDITO LOCAL AND WAS CHAIRMAN OF ADQUIRA.

READ ECONOMICS AT UNIVERSIDAD DE SANTIAGO DE COMPOSTELA.

Name of director (person or company)

JOSÉ LUIS PALAO GARCÍA-SUELTO

Profile

CHAIR OF THE BOARD’S AUDIT & COMPLIANCE COMMMITTEE.

OTHER RELEVANT POSTS: WAS HEAD OF THE AUDIT & INSPECTION SERVICE AT INSTITUTO DE CRÉDITO OFICIAL AND PARTNER OF THE FINANCIAL DIVISION AT ARTHUR ANDERSEN IN SPAIN. HAS ALSO BEEN AN INDEPENDENT CONSULTANT.

READ AGRICULTURAL ENGINEERING AT ETS DE INGENIEROS AGRÓNOMOS DE MADRID AND BUSINESS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN CARLOS ÁLVAREZ MEZQUÍRIZ

Profile

MANAGING DIRECTOR OF GRUPO EL ENEBRO, S.A.

OTHER RELEVANT POSTS: WAS MANAGING DIRECTOR OF GRUPO EULEN, S.A.

READ ECONOMICS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

JUAN PI LLORENS

Profile

HAD A PROFESSIONAL CAREER AT IBM HOLDING VARIOUS SENIOR POSTS AT A NATIONAL AND INTERNATIONAL LEVEL INCLUDING VICE PRESIDENT FOR SALES AT IBM EUROPE, VICE PRESIDENT OF TECHNOLOGY & SYSTEMS AT IBM EUROPE AND VICE PRESIDENT OF THE FINANCE DEPARTMENT AT GMU (GROWTH MARKETS UNITS) IN CHINA. HE WAS EXECUTIVE CHAIRMAN OF IBM SPAIN.

READ INDUSTRIAL ENGINEERING AT UNIVERSIDAD POLITECNICA DE BARCELONA AND TOOK A GENERAL MANAGEMENT PROGRAMME AT IESE.

Name of director (person or company)

RAMÓN BUSTAMANTE Y DE LA MORA

Profile

WAS DIRECTOR AND GENERAL MANAGER AND NON-EXECUTIVE DEPUTY CHAIRMAN OF ARGENTARIA, AND CHAIRMAN OF UNITARIA.

OTHER RELEVANT POSTS: HELD VARIOUS SENIOR POSTS IN BANESTO.

READ LAW AND ECONOMICS STUDIES AT UNIVERSIDAD COMPLUTENSE DE MADRID.

Name of director (person or company)

SUSANA RODRÍGUEZ VIDARTE

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Profile

FULL PROFESSOR OF STRATEGY AT THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD DE DEUSTO. MEMBER OF THE INSTITUTO DE CONTABILIDAD Y AUDITORÍA DE CUENTAS (ACCOUNTANTS AND AUDITORS INSTITUTE) AND PHD FROM UNIVERSIDAD DE DEUSTO.

OTHER RELEVANT POSTS: WAS DEAN OF THE SCHOOL OF ECONOMICS AND BUSINESS STUDIES AT UNIVERSIDAD DE DEUSTO, DIRECTOR OF THE POSTGRADUATE AREA AND DIRECTOR OF THE INSTITUTO INTERNACIONAL DE DIRECCIÓN DE EMPRESAS (INSIDE).

Name of director (person or company)

TOMÁS ALFARO DRAKE

Profile

CHAIR OF THE BOARD’S APPOINTMENTS COMMITTEE. DIRECTOR OF INTERNAL DEVELOPMENT AND PROFESSOR AT THE ACADEMIC AREA OF FINANCE AT UNIVERSIDAD FRANCISCO DE VITORIA.

OTHER RELEVANT POSTS: WAS DIRECTOR OF THE BUSINESS ADMINISTRATION AND MANAGEMENT BACHELOR’S DEGREE, OF THE BUSINESS STUDIES DIPLOMA AND THE MARKETING AND BUSINESS ADMINISTRATION AND MANAGEMENT DEGREE AT UNIVERSIDAD FRANCISCO DE VITORIA. READ ENGINEERING AT ICAI.

Total number of independent directors	11
% of total directors	78.571

OTHER EXTERNAL DIRECTORS

Name of director (person or company)	Committee proposing appointment
JOSÉ MALDONADO RAMOS	—

Total number of other external directors	1
% of total directors	7.143

Detail the reasons why they cannot be considered proprietary or independent directors and their affiliations with the company or its management or its shareholders.

Name of director (person or company)

JOSÉ MALDONADO RAMOS

Company, manager or shareholder with whom affiliated

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Reasons

José Maldonado Ramos held the post of BBVA Company Secretary & Board Secretary until 22nd December 2009, when the Board resolved his retirement as Company executive. Pursuant to article 1 of the Board Regulations, Mr Maldonado is now an external director of the Bank.

Indicate any changes that may have occurred during the period in the type of directorship of each director:

B.1.4 Explain, where applicable, the reasons why proprietary directors have been appointed at the behest shareholders whose holding is less than 5% of the capital.

Indicate whether formal petitions for presence on the Board have been received from shareholders whose holding is equal to or higher than others at whose behest proprietary directors were appointed. Where applicable, explain why these petitions have not been satisfied.

NO

B.1.5 Indicate if any director has stood down before the end of his/her term in office, if the director has explained his/her reasons to the Board and through which channels, and in the event reasons were give in writing to the entire Board, explain below, at least the reasons that were given:

NO

B.1.6. Indicate any powers delegated to the managing director(s):

Name of director (person or company)

FRANCISCO GONZÁLEZ RODRÍGUEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as Chairman & CEO of the Company.

Name of director (person or company)

ÁNGEL CANO FERNÁNDEZ

Brief description

Holds wide-ranging powers of proxy and administration in keeping with the characteristics and needs of his post as President & COO of the Company.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.1.7 Identify any members of the Board holding posts as directors or managers in other companies that form part of the listed company’s group:

Name of director (person or company)	Name of the group	Post
FRANCISCO GONZÁLEZ RODRÍGUEZ	BBVA BANCOMER, S.A.	DIRECTOR
FRANCISCO GONZÁLEZ RODRÍGUEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	BBVA BANCOMER, S.A.	ACTING DIRECTOR
ÁNGEL CANO FERNÁNDEZ	CHINA CITIC BANK CORPORATION LIMITED (CNCB)	DIRECTOR
ÁNGEL CANO FERNÁNDEZ	GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	ACTING DIRECTOR
ÁNGEL CANO FERNÁNDEZ	TURKIYE GARANTI BANKASI A.S.	DIRECTOR

B.1.8 List, where applicable, any company directors that sit on Boards of other companies publicly traded in Spain outside the group, of which the company has been informed:

B.1.9 Indicate and, where applicable, explain whether the company has established rules on the number of Boards on which its directors may sit:

YES

Explanation of the rules

Article 11 of the Board Regulations establishes that in the performance of their duties, directors will be subject to the incompatibility and debarment rules established under current legislation and in particular under Act 31/1968, 27th July, on senior management incompatibilities in the private sector banking industry. This establishes the maximum number of boards to which a bank director may belong.

Directors may not, on their own behalf or on behalf of a third party, engage in an activity that is identical, similar or supplementary to that which constitutes the Company’s corporate purpose, except with express authorisation from the Company, by resolution of the General Meeting, to which end they must inform the Board of Directors of that fact.

Directors may not provide professional services to companies competing with the Bank or of any of its Group companies. They will not agree to be an employee, manager or director of such companies unless they have received express prior authorisation from the Board of Directors or unless these activities had been provided or conducted before they joined the Board and they had informed the Bank of them at that time.

Directors of the Bank may not hold office in any company in which the Bank holds an interest or in any company within its Group.

As an exception and at the discretion of the Bank, executive directors are able to hold office in companies directly or indirectly controlled by the Bank with the approval of the Executive Committee, and in other associate companies with the approval of the Board of Directors. Loss of the office of executive director carries an obligation to resign from any office in a subsidiary or associate company that is held by virtue of such directorship.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Non-executive directors may hold office in the Bank’s associate companies or in any other Group company provided the office is not related to the Group’s holding in such companies. They must have prior approval from the Board of Directors. For these purposes, holdings of the Bank or its Group of companies resulting from its ordinary business activities, asset management, treasury trading, derivative hedging and/or other transactions will not be taken into account.

Directors may not hold political office or engage in other activities that might have a public significance or affect the image of the Bank in any manner, unless this is with prior authorisation from the Board of Directors.

B.1.10 Regarding recommendation no. 8 of the Unified Code, list the general strategies and policies in the company that the Board reserves for plenary approval:

Investment and funding policy	YES

Definition of how the Group companies are structured	YES

The corporate governance policy	YES

The corporate social responsibility policy	YES

The strategic or business plan and the annual management and budgetary targets	YES

The policy for senior managers’ remuneration and performance assessment	YES

The policy for overseeing and managing risks, and the periodic monitoring of the internal information and oversight systems.	YES

The dividend policy and the treasury-stock policy, especially their limits	YES

B.1.11 Fill in the following tables on the aggregate remuneration of directors accruing during the year:

a) In the company covered in this report:

Remuneration item	Data in €k
Fixed remuneration	7,577
Variable remuneration	1,636
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	2,901
Others	805

Total:	12,919

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	22,703
Life-insurance premiums	0
Guarantees constituted by the company for the directors	0

b) For company directors sitting on other Boards of directors and/or belonging to the senior management of group companies:

Remuneration item	Data in €k
Fixed remuneration	0
Variable remuneration	0
Attendance fees	0
Bylaw perquisites	0
Share options and/or other financial instruments	0
Others	0

Total:	0

Other benefits	Data in €k
Advances	0
Loans granted	0
Funds and pension schemes: Contributions	0
Funds and pension schemes: Contractual obligations	0
Life-insurance premiums	0
Guarantees constituted by the company for the directors	0

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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c) Total remuneration by type of directorship:

Type of directorship	By company	By group
Executives	8,287	0
Proprietary directors	0	0
Independent External Directors	4,243	0
Other External Directors	389	0

Total:	12,919	0

d) Regarding the attributable profit of the dominant company:

Total remuneration of all directors (€k)	12,919
Total remuneration of all directors/attributable profit of dominant company (expressed as %)	0.8

B.1.12 Identify the members of the senior management that are not in turn executive directors, and indicate total remuneration accruing to them during the year:

Name (person or company)	Post

EDUARDO ARBIZU LOSTAO	LEGAL, AUDIT & COMPLIANCE SERVICES

MANUEL SÁNCHEZ RODRÍGUEZ	UNITED STATES

RAMÓN MARÍA MONELL VALLS	INNOVATION & TECHNOLOGY

CARLOS TORRES VILA	CORPORATE STRATEGY & DEVELOPMENT

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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GREGORIO PANADERO ILLERA	COMMUNICATION & BRAND

MANUEL GONZÁLEZ CID	FINANCE DEPARTMENT

MANUEL CASTRO ALADRO	GLOBAL RISK MANAGEMENT

IGNACIO DESCHAMPS GONZÁLEZ	RETAIL BANKING

VICENTE RODERO RODERO	MEXICO

JUAN ASÚA MADARIAGA	CORPORATE & INVESTMENT BANKING (CIB)

JUAN IGNACIO APOITA GORDO	HUMAN RESOURCES & SERVICES

JAIME SAENZ DE TEJADA	SPAIN AND PORTUGAL

RICARDO GÓMEZ BARREDO	GLOBAL ACCOUNTING & INFORMATION MANAGEMENT

Total senior management remuneration (€k)	17,731

B.1.13 Identify in aggregate terms whether there are ring-fence or guarantee clauses for cases of dismissal or changes of control in favour of the senior management, including executive directors, of the company or of its group. Indicate whether these contracts must be disclosed and/or approved by the company or group governance bodies:

Number of beneficiaries	13

	Board of Directors	General Meeting
Body authorising the clauses	YES	NO

Is the General Meeting informed of the clauses?	YES

B.1.14. Indicate the process to establish remuneration of Board members and the relevant Bylaw clauses.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Process to establish remuneration of Board members and the relevant Bylaw clauses.

As established in the Company Bylaws, the BBVA remuneration policy separates the remuneration system for executive directors, ie those delegated with permanent powers of executive management who perform senior management duties or are employees of BBVA or entities within its Group, from the system for non-executive directors who are jointly responsible for decision-making on the governing bodies.

Regarding executive directors, Article 50 b) of the Company Bylaws establishes:

Directors tasked with executive duties in the Company, whatever the nature of their legal relationship with it, will be entitled to receive remuneration for the performance of these duties. This will consist of: a fixed amount, in keeping with the services and responsibilities of the post; a variable supplement and any reward schemes established in general for the senior management of the Bank. This may comprise delivery of shares or share options or remuneration indexed to the share price subject to any requirements established by prevailing legislation. The remuneration also includes benefits, such as the relevant retirement and insurance schemes and social security. In the event of severance not due to dereliction of duties, they will be entitled to compensation.

Under the BBVA Board Regulations, the Remuneration Committee has powers to determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman, the Chief Operating Officer and other executive directors of the Bank, so that these can be submitted to the Board of Directors and written into their contracts.

The Remuneration Committee, which comprises only external directors (and is currently made up of a majority of independent directors, including its Chair), annually determines the fixed and variable remuneration of the executive directors and establishes the applicable targets in order to determine their variable remuneration. This is later presented for the consideration of the Board of Directors.

Regarding non-executive directors, Article 33 bis of the Company Bylaws establishes the following:

Directorships will be remunerated.

The remuneration of directors for their directorship will comprise a fixed annual allocation, which will be distributed by the Board of Directors in the manner that the Board so determines, in view of the conditions, duties and responsibilities of each director attributed by the Board and their membership of the various Committees. This may give rise to different amounts of remuneration for each director. The Board will also determine the timing and form in which this allocation is paid, which may include insurance and pensions schemes established at any time.

The amount of the annual allocation for the Board of Directors will be the amount that the General Meeting determines. This amount will remain in force until the General Meeting resolves its amendment, although the Board of Directors may reduce it in years when it deems fit.

In addition to this allocation, the directors’ remuneration may also comprise the vesting of shares or share options or amounts benchmarked to the share performance. The application of this remuneration modality will require a General Meeting resolution, expressing, as appropriate, the number of shares to be delivered, the strike price on the share options, the value of the shares to be benchmarked and how long this remuneration system will last.

Directors performing executive duties in the Company will be excluded from the remuneration system established in the foregoing paragraphs. Their remuneration will be regulated by article 50 bis of the Company Bylaws with the amount and conditions determined by the Board of Directors.

To this effect, the General Meeting, 16th March 2012, established the total allocation amount to be paid by the Bank to all its directors at €6 million, with subsequent approval of the annual amounts for 2012 by the Board pursuant to article 17 of its Regulations and as proposed by the Remuneration Committee.

To establish the remuneration of executive directors, the Remuneration Committee analyses the remuneration performance of top executives at benchmarked international financial entities, BBVA’s position in comparison with its

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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peer group, the remuneration of the Bank’s executive directors over previous years and expected salary increases for the senior management. This was determined using benchmark analytics and studies carried out by one of the best-in-class consultancy firms regarding executive and senior management remuneration, providing information on the metrics used at the large international banks that comprise BBVA’s peer group.

To establish the remuneration of non-executive directors, the Remuneration Committee analyses the responsibility, dedication and incompatibilities as a function of the post they hold as well as the remuneration performance of non-executive directors at other financial institutions.

State whether the Board, in plenary session, has reserved powers to approve the following resolutions:

At the proposal of the company’s chief executive officer, the appointment and possible separation of senior managers from their posts, as well as their severance compensation clauses.	YES

Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that must be included in their contracts.	YES

B.1.15 Indicate whether the Board of Directors approves a detailed remuneration policy and explain on which issues it pronounces its opinion:

YES

Amount of the fixed components, with breakdown, where applicable, of fees for attending the board and its committees meetings and an estimate of the fixed annual remuneration arising from the same	YES

Variable remuneration items	YES

Main specifications of the pension schemes, with an estimate of their amount or equivalent annual cost.	YES

Conditions that the contracts of executive directors in senior management positions must respect	YES

B.1.16 Indicate whether the Board of Directors submits an annual report on the directors pay policy to the General Meeting for consultation purposes. If so, explain the aspects of the report on the remuneration policy approved by the Board for future years, the most significant changes in this policy compared to the policy applied during the year and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and if external advisors have been engaged, the identity of the consultants involved:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Issues on which the Board pronounces on remuneration policy

The Remuneration Policy Report of the BBVA Board of Directors contains a description of the general principles of the Group remuneration policy and gives a breakdown of the remuneration system as applied to executive and non-executive directors. The report details the remuneration system for executive directors and its components, including both fixed and variable remuneration (comprising ordinary variable remuneration in cash and variable remuneration in shares); the pensions system and other remuneration items; the main characteristics of the executive directors’ contracts with BBVA. It also includes the remuneration system for BBVA non-executive directors with fixed remuneration and the system of variable remuneration with Deferred Delivery of Shares; and the future policy offering maximum transparency in this regard.

Pursuant to article 61 ter of the Securities Exchange Act, the Remuneration Policy of the BBVA Board of Directors also includes the policy approved by the Board for this year, the expected policy for future years, a global summary of how the remuneration policy was applied during the year and a breakdown of the individual remuneration paid to each director.

The Remuneration Policy Report of the BBVA Board of Directors was issued by the Remuneration Committee and submitted to the approval of the Board of Directors. It was subsequently submitted to the consultative vote of the General Meeting, 16th March 2012 as a separate agenda item, and was approved by 96.34% of the shareholders attending the General Meeting.

Role of the Remuneration Committee

The duties of the Remuneration Committee are reflected in article 36 of the Board Regulations as follows:

1.	- Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2.	- Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3.	- Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this every year to the Company’s Annual General Meeting.

4.	- Propose the remuneration policy for senior management to the Board, and the basic conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance duties within the Entity.

5.	- Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6.	- Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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7.	- Any other duties that may have been allocated under these Regulations or given to the Committee by a Board of Directors resolution.

The Remuneration Committee, comprising a majority of independent directors including its Chairman, is tasked with establishing both the amount of fixed and variable remuneration for executive directors and the remuneration policy applicable to those Group employees whose professional activities may have a significant impact on the Entity’s risk profile, including members of the Group senior management, submitting the corresponding proposals to the Board. In order to perform its duties appropriately, the Remuneration Committee is supported by the Bank’s in-house services and has free access to the external advisory services that it deems necessary. This Remuneration Committee carries out an annual evaluation of the application of the remuneration policy approved by the Bank’s Board of Directors.

Has external consultancy been used?	YES

Identity of external consultants.

Towers Watson

B.1.17 Indicate, where applicable, the identity of Board members who also sit on boards or form part of the management of companies that hold significant shareholdings in the listed company and/or in its group companies:

List the relevant affiliations other than those considered in the above paragraph that link board members to significant shareholders and/or companies in their group:

B.1.18 Indicate whether during the year there has been any change in the Board Regulations:

NO

B.1.19 Indicate procedures for the appointment, re-election, evaluation and removal of directors. List the competent bodies, the procedures to be followed and the criteria to be employed in each procedure.

Appointment:

Articles 2 and 3 of the Board Regulations stipulate that members will be appointed to the Board by the General Meeting without prejudice to the Board’s right to co-opt members in the event of any vacancy.

In any event, persons proposed for appointment as directors must meet the requirements pursuant to applicable legislation, the special code of standards for financial institutions, and the Company Bylaws.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The Board of Directors will put its proposals to the Company’s General Meeting in such a way that there is an ample majority of external directors over executive directors on the Board and that the number of independent directors accounts for at least one third of the total seats.

The Board will approve the proposals it submits to the General Meeting for appointment or re-election of directors and its resolutions to co-opt directors at the proposal of the Appointments Committee in the case of independent directors, and following a report from this Committee for all other directors.

To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates in the event of no or few female directors.

The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave the room.

Directors will stay in office for the term defined by the Company Bylaws under a resolution passed by the General Meeting. If they have been co-opted, they will stay in office until the next General Meeting is held. The General Meeting may then ratify their appointment for the term of office remaining to the director whose vacancy they have covered through co-option, or else appoint them for the term of office established under the Company Bylaws.

Re-election:

See above section.

Evaluation:

Article 17 of the Board Regulations indicates that the Board of Directors will be responsible for assessing the quality and efficiency in the operation of the Board and its Committees, on the basis of the reports that said Committees submit. The Board is also tasked with assessing the performance of the Chairman of the Board and, where pertinent, of the Company’s Chief Executive Officer, on the basis of the report submitted by the Appointments Committee.

Moreover, article 5 of the Board Regulations establishes that the Chairman, who is responsible for the efficient running of the Board, will organise and coordinate with the Chairs of the relevant Committees to carry out periodic assessment of the Board, and of the Chief Executive Officer of the Bank, when this post is not also held by the Chairman.

Pursuant to the provisions of these Board Regulations, as in previous years, in 2012 the Board of Directors assessed the quality and efficiency of its own operation and that of its Committees, as well as the performance of the duties of the Chairman, both as Chairman of the Board and as Chief Executive Officer of the Bank.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Severance:

Directors will stand down from office when the term for which they were appointed has expired, unless they are re-elected.

Directors must apprise the board of any circumstances affecting them that might harm the Company’s reputation and credit and, in particular, of any criminal charges brought against them and any significant changes that may arise in their standing before the courts.

Directors must place their directorship at the disposal of the Board of Directors and accept its decision regarding their continuity in office. If its decision is negative, they are obliged to tender their resignation under the circumstances listed in section B.1.20 below.

Directors will resign their positions on reaching 75 years of age. They must present their resignation at the first meeting of the Bank’s Board of Directors after the General Meeting that approves the accounts for the year in which they reach this age.

B.1.20 Indicate the circumstances under which directors are obliged to resign.

Apart from the cases established in the applicable legislation, article 12 of the BBVA Board Regulations establishes that board members must place their directorship at the disposal of the Board of Directors and accept the Board’s decision regarding their continuity in office. Should the Board decide against their continuity, they are obliged to present their formal resignation. Such circumstances would arise in the following cases:

- When they are affected by circumstances of incompatibility or debarment as defined under prevailing legislation, in the Company’s Bylaws or in the Director’s Charter.

- When significant changes occur in their professional situation or that may affect the condition by virtue of which they were appointed to the Board.

- When they are in dereliction of their duties as directors.

- When the director, acting as such, has caused severe damage to the Company’s assets or its reputation or credit, and/or no longer displays the commercial and professional honour required to hold a Bank directorship.

B.1.21 Explain whether the role of Chief Executive Officer in the company is played by the Chairman of the Board. If so, indicate the measures taken to limit the risks of accumulating powers in a single person:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Measures to limit risks

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s Chief Executive Officer unless the Board resolves to separate the posts of Chairman and Chief Executive Officer on the grounds of the Company’s best interests. However BBVA has a system of Corporate Governance that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees effective control and efficient supervision of the Bank’s executives. These include:

- As provided for in the Bank’s Company Bylaws, BBVA has a President & Chief Operating Officer that holds the broadest powers delegated by the Board. He is empowered to manage and represent the Company in keeping with the post. The heads of all Business Areas of the Company and of some of the Supporting Areas immediately below the President & COO’s office in the organisation, report to the President & COO, who in turn reports directly to the Board of Directors each month on the Company’s performance

The BBVA Board of Directors comprises an ample majority of independent directors, allowing an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board Regulations, any director may request the inclusion of items on the agenda that they deem advisable for the interests of the Group. Article 18 of the Board Regulations also establishes the possibility that if those directors that represent one quarter of the Board members appointed at any time so wish, they may request a Board Meeting be held.

- BBVA has a Executive Committee, mainly comprising external directors with the following authority:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

The BBVA Executive Committee meets every two weeks and reports directly to the Chief Risk Officer, the Chief Financial Officer and the heads of the Business Areas. It performs executive duties including the approval of specific operations, establishing risk limits and proposing policy. It also has oversight duties such as the analysis of the Bank’s activity and earnings prior to the Board meetings, share performance analysis, market situations and liquidity, credit and market risk management.

To better perform its duties with respect to management oversight and key issues such as the management of risks, remuneration, appointments and reviews of financial situations, the Board has brought in support from various Committees, including the Audit & Compliance Committee, Appointments Committee, Remuneration Committee and the Risks Committee. These Committees assist the Board on those issues that correspond to matters within its remit. Their composition and organisational standards and operation are detailed in section B.2.3 below.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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These specialist Committees only comprise external directors, the majority of whom are independent (the Audit & Compliance Committee and the Risks Committee are wholly comprised of independent directors and the Appointments Committee and Remuneration Committee have a majority of independent directors).

Likewise, all the Chairs of the Committees are independent directors that decide the agenda for the corresponding Committees, call meetings and have direct access to the Bank’s executives.

This structure and organisation of the managing bodies, together with the high number of independent directors comprising the Board and its Committees, alongside the operational system of the Board (based on specialist assistance on the most relevant issues from Board Committees that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process), guarantees a System of Corporate Governance that properly combines all its elements to avoid the accumulation of powers in one sole individual.

Indicate and where applicable explain whether rules have been established to empower one of the independent directors to request a Board meeting be called or new business included on the agenda, to coordinate and give voice to the concerns of external directors and to direct the assessment by the Board of Directors

NO

B.1.22 Are reinforced majorities required, other than the legal majorities, for any type of resolution?

NO

Indicate how resolutions are adopted in the Board of Directors, giving at least the minimum quorum for attendance and the type of majorities required to adopt resolutions:

Description of resolution:

Appointment of an Executive Committee and appointment of the President & Chief Operating Officer

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Favourable vote of 2/3 of members	66.66

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Description of resolution:

Other resolutions

Quorum	%
Half plus one of its members, present or represented	50.01

Type of majority	%
Absolute majority of votes present of represented.	50.01

B.1.23 Explain whether there are specific requirements, other than those regarding directors, to be appointed Chairman.

NO

B.1.24 Indicate whether the Chairman has a casting vote:

NO

B.1.25 Indicate whether the Bylaws or the Board Regulations establish any age limit for directors:

YES

Age limit for Chairman	Age limit for Managing Director	Age limit for Directors
0	0	75

B.1.26 Indicate whether the Bylaws or the Board Regulations establish any limit for independent directors’ term of office:

NO

Maximum number of years in office	0

B.1.27 If there are few or no female directors, explain the reasons and the initiatives adopted to correct the situation

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Explanation of reasons and initiatives

Article 3 of the Board Regulations establishes that the proposals that the Board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors will be approved at the proposal of the Appointments Committee in the case of independent directors and on the basis of a report from said Committee in the case of all other directors. The Board’s resolutions and deliberations on these matters will take place in the absence of the director whose re-election is proposed. If the director is at the meeting, she/he must leave the room.

The Appointments Committee is tasked with formulating and providing information for the proposals to appoint and re-elect directors.

To such end, the Board Regulations establish that the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included as potential candidates in the event of no or few female directors.

In the latest selection processes, the Appointments Committee has ensured that there are no implicit biases that may hinder the access of women to the vacancies. It evaluated the skills, knowledge and expertise of all the candidates according to the needs of the governing bodies at any time, assessing the dedication necessary to be able to suitably perform their duties. For these selection processes, the Committee has received support from one of the most prestigious consultancy firms on the international market in the selection of directors.

During these processes, the external expert was expressly requested to include women with the suitable profile among the candidates to be presented and the Committee analysed the personal and professional profiles of all the candidates presented on the basis of the information provided by the consultancy firm, according to the needs of the Bank’s governing bodies at any time. The skills, knowledge and expertise necessary to be a Bank director were evaluated and the rules on incompatibilities and conflicts of interest as well as the dedication deemed necessary to be able to comply with the duties was taken into account.

The last selection process that took place between 2011 and 2012, concluded with the proposal to the Board of the appointment of Ms Belén Garijo López as director of the Bank, with the status of independent director. She was appointed by the General Meeting, 16th March 2012 as a result of which the Bank currently has two female directors.

In particular, indicate whether the Appointments & Remuneration Committee have established procedures for selecting female directors, and deliberately seeks candidates meeting the required profile:

YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Indicate the main procedures

See previous section.

During the selection processes, the Appointments Committee pursuant to the Board Regulations, has ensured that women who meet the sought-after professional profile are included among the potential candidates. In addition it has made sure that the selection procedures do not include implicit biases that might hinder the selection of female directors.

B.1.28 Indicate whether there are formal processes for delegating votes on the Board of Directors. If so, describe them briefly.

The BBVA Board Regulations establishes that directors are obliged to attend the meetings of corporate bodies and the meetings of the Board Committees on which they sit, unless for a justifiable reason. Directors shall participate in the discussions and debates on matters submitted for their consideration.

However, article 21 of the Board Regulations establishes that should it not be possible for a director to attend any of the Board meetings, she or he may give a proxy to another director to represent and vote for her or him. This will be done by a letter, fax, telegram or electronic mail sent to the Company with the information required for the proxy director to be able to follow the absent director’s indications.

B.1.29 Indicate the number of meetings the Board of Directors has held during the year. Where applicable, indicate how many times the board has met without the Chairman in attendance:

Number of Board Meetings	14

Number of Board Meetings not attended by the Chairman	0

Indicate the number of meetings the Board’s different Committees have held during the year.

Number of Executive Committee meetings	22

Number of Audit Committee meetings	12

Number of Appointments & Remuneration Committee meetings	0

Number of Appointments Committee meetings	5

Number of Remuneration Committee meetings	8

B.1.30 Indicate the number of meetings the Board of Directors has held during the year without the attendance of all its members. In calculating this number, non-attendance shall include proxies given without specific instructions:

Number of non-attendances by directors during the year	0

% of non-attendances to total votes during the year	0.000

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.1.31 Indicate whether the individual and consolidated financial statements presented to the Board’s approval are certified beforehand:

NO

Where applicable, identify the person(s) who has(have) certified the individual and consolidated financial statements to be filed by the Board:

B.1.32 Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements that it files from being presented to the General Meeting with a qualified auditor’s report.

Article 2 of the BBVA Audit & Compliance Committee’s Regulations establishes that the Committee, consisting exclusively of independent directors, shall have the task of assisting the Board of Directors in supervising the BBVA Group’s financial statements and in the exercise of its oversight duties for the BBVA Group. The following are included within the scope of its duties: Supervising the sufficiency, adequacy and effectiveness of the internal oversight systems and ensuring the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in the annual and quarterly reports. This also applies to the accounting and financial information required by the Bank of Spain or other regulatory bodies of countries where the Group operates.

The Committee will verify that the audit schedule is being carried out under the service agreement with suitable periodicity, and that it satisfies the requirements of the competent authorities (in particular the Bank of Spain) and the Bank’s governing bodies. It will periodically (at least once a year) request the auditors to provide an assessment of the quality of internal oversight procedures in the Group.

The Committee shall also be apprised of any infractions, situations requiring corrections, or anomalies of relevance that may be detected while the external audit is being carried out. Relevance shall mean any situations that, on their own or together as a whole, may originate significant material damage or impact on the Group’s net worth, earnings or reputation. The external auditor has full discretion to decide what is of relevance and, in the event of any doubt, the auditor must opt for disclosure.

B.1.33 Is the Company Secretary a director?

NO

B.1.34 Explain the appointment and severance procedures for the Secretary of the Board, indicating whether his/her appointment and severance have been reported to the Appointments Committee and approved by the Board in a plenary meeting.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Appointment and severance procedure

The BBVA Board Regulations establish that the Board of Directors will appoint a Secretary from amongst its members, on the basis of a report from the Appointments Committee, unless it resolves to commend these duties to a person other than a Board member. The same procedure will be applicable for the severance of the Secretary from his or her duties.

Does the Appointments Committee have a say in his/her appointment?	YES

Does the Appointments Committee have a say in his/her severance?	YES

Does the Board, in plenary, approve the appointment?	YES

Does the Board, in plenary, approve the severance?	YES

Does the Secretary of the Board have the duty to specifically oversee good governance recommendations?

YES

Observations

Article 23 of the Board Regulations establishes that the Secretary, as well as performing the duties attributed by law and by the Company Bylaws, will also oversee the formal and material legality of the Board’s actions, ensuring they comply with the Company Bylaws, the General Meeting Regulations and the Board Regulations, and that they take into account any recommendations on good governance that the Company has underwritten at any time.

B.1.35 Indicate what mechanisms the company has established, if any, to preserve the independence of the auditor, the financial analysts, the investment banks and the rating agencies.

The BBVA Audit & Compliance Committee Regulations establish that this Committee’s duties, described in section B.2.3.2, include ensuring the independence of the external audit in two ways:

- ensuring that the auditors’ warnings, opinions and recommendations cannot be compromised.

- establishing the incompatibility between the provision of audit and consultancy services, unless there are no alternatives in the market to the auditors or companies in the auditors’ group of equal value in terms of their content, quality or efficiency. In such event, the Committee must grant its approval, which can be done in advance by delegation to its Chair.

This matter is subjected to special attention by the Audit Committee, which holds periodic meetings with the external auditor, without Bank directors being present, to know the details of the progress and quality of the external audit work, as well as to confirm the independence of the performance of their duties. It also monitors the engagement of consultancy services to ensure compliance with the Committee’s Regulations and the applicable legislation in order to safeguard the independence of the external auditor.

Likewise, in compliance with point six of section 4 of the additional provision 18 to the Securities Exchange Act and article 30 of the BBVA Board Regulations, each year, before the audit report is issued, the Audit & Compliance Committee must submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services provided to Group entities. The external auditor must also issue a report each year, confirming its independence from BBVA or

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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entities directly or indirectly related to BBVA. The report must also include information on additional services of any kind provided to such entities by said auditors or by persons or entities related to them, pursuant to the consolidated text of the Accounts Auditing Act.

In compliance with these obligations, in 2012 the corresponding reports have been issued that confirm the independence of the auditor.

Additionally, as BBVA shares are listed on the New York stock exchange, the Bank is subject to compliance with the standards established in this respect under the Sarbanes Oxley Act and its implementing regulations.

B.1.36 Indicate whether the company has changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

NO

Outgoing auditor	Incoming auditor

If there were disagreements with the outgoing auditor, explain their grounds:

NO

B.1.37 Indicate whether the audit firm does other work for the company and/or its group other than the audit. If so, declare the amount of fees received for such work and the percentage of such fees in the total fees charged to the company and/or its group.

YES

	Company	Group	Total
Amount of non-audit work (€k)	1,586	1,701	3,287
Amount of non-audit work / total amount billed by the audit firm (%)	17.090	10.020	12.520

B.1.38 Indicate whether the audit report on the annual financial statements for the previous year contained reservations or qualifications. If so, indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of such reservations or qualifications.

NO

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.1.39 Indicate the number of years during which the current audit firm has been doing the audit of the financial statements for the company and/or its group without interruption. Indicate the percentage of the number of years audited by the current audit firm to the total number of years in which the annual financial statements have been audited:

	Company	Group
Number of consecutive years	10	10

	Company	Group
Number of years audited by current audit firm / number of years the company has been audited (%)	83.3	83.3

B.1.40 Indicate the holdings of the company’s Board members in the capital of institutions that have the same, an equivalent or a supplementary kind of activity to that of the corporate object of the company and its group, that have been communicated to the company. Indicate the posts or duties they exercise in these institutions:

Name of director (person or company)	Name of institution	% holding	Post or duties
BELÉN GARIJO LÓPEZ	BANKIA, S.A.	0.000	—
IGNACIO FERRERO JORDI	UBS AG	0.000	—
IGNACIO FERRERO JORDI	CREDIT SUISSE AG	0.000	—
IGNACIO FERRERO JORDI	DEUTSCHE BANK AG	0.000	—
JOSÉ LUIS PALAO GARCÍA-SUELTO	BANCO SANTANDER, S.A.	0.000	—
JOSÉ LUIS PALAO GARCÍA-SUELTO	CAIXABANK, S.A.	0.000	—

B.1.41 Indicate and, where applicable, give details on the existence of a procedure for directors to engage external advisory services:

YES

Details of the procedure

Article 6 of the BBVA Board Regulations expressly recognises that directors may request any additional information or advice they require to comply with their duties, and may ask the Board of Directors for expert help from outside the Bank for any matters put to their consideration whose special complexity or importance makes this advisable.

The Audit & Compliance Committee, pursuant to article 31 of the Board Regulations, may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

Under articles 34, 37 and 40 of the Board Regulations, the rest of the Committees may request the advisory services they consider necessary to establish an informed opinion regarding issues within their scope of powers. They will channel the request through the Secretary of the Board.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.1.42 Indicate and, where applicable, give details on the existence of a procedure for directors to obtain the information they need to prepare the meetings of the governing bodies in sufficient time:

YES

Details of the procedure

Article 6 of the Board Regulations establishes that directors will be apprised of sufficient information to be able to form their own opinions regarding the questions that the Bank’s governing bodies are empowered to deal with. They may request any additional information or advice they require to comply with their duties.

Exercise of these rights must be channelled through the Chairman and/or Secretary of the Board of Directors. The Chairman and/or Secretary will attend to requests by providing the information directly or by establishing suitable arrangements within the organisation for this purpose, unless a specific procedure has been established in the regulations governing the Board Committees.

B.1.43 Indicate and, where applicable give details, whether the company has established rules obliging directors to report and, where applicable, resign under circumstances that may undermine the company’s credit and reputation:

YES

Explanation of the rules

Article 12 of the Board Regulations establishes that directors must apprise the Board of any circumstances affecting them that might damage the Company’s reputation and credit and, in particular, of any criminal charges brought against them, and any significant changes that may arise in their standing before the courts.

Directors must place their office at the disposal of the Board and accept its decision regarding their continuity or non-continuity in office. Should the Board resolve they not continue, they will accordingly tender their resignation when events that can be traced to the director as such have caused serious damage to the company’s assets, credit and/or reputation or when they have lost the commercial and professional honour necessary to hold a Bank directorship.

B.1.44. Indicate whether any Board member has informed the company of being sued or having any court proceedings opened against him or her for any of the offences listed in article 124 of the Companies Act:

NO

Indicate whether the Board of Directors has analysed the case. If so, explain the grounds for the decision reached as to whether or not the director should remain on the Board.

NO

Decision taken	Explanation

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.2. Board of Directors’ Committees

B.2.1 List all the Board of Directors’ Committees and their members:

EXECUTIVE COMMITTEE

Name	Post	Type
FRANCISCO GONZÁLEZ RODRÍGUEZ	CHAIRMAN	EXECUTIVE
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
ÁNGEL CANO FERNÁNDEZ	MEMBER	EXECUTIVE

AUDIT COMMITTEE

Name	Post	Type
JOSÉ LUIS PALAO GARCÍA-SUELTO	CHAIRMAN	INDEPENDENT
BELÉN GARIJO LÓPEZ	MEMBER	INDEPENDENT
CARLOS LORING MARTÍNEZ DE IRUJO	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE Y DE LA MORA	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT
TOMÁS ALFARO DRAKE	MEMBER	INDEPENDENT

APPOINTMENTS COMMITTEE

Name	Post	Type
TOMÁS ALFARO DRAKE	CHAIRMAN	INDEPENDENT
JOSÉ ANTONIO FERNÁNDEZ RIVERO	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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REMUNERATION COMMITTEE

Name	Post	Type
CARLOS LORING MARTÍNEZ DE IRUJO	CHAIRMAN	INDEPENDENT
IGNACIO FERRERO JORDI	MEMBER	INDEPENDENT
JOSÉ MALDONADO RAMOS	MEMBER	OTHER EXTERNAL
JUAN PI LLORENS	MEMBER	INDEPENDENT
SUSANA RODRÍGUEZ VIDARTE	MEMBER	INDEPENDENT

RISKS

Name	Post	Type
JOSÉ ANTONIO FERNÁNDEZ RIVERO	CHAIRMAN	INDEPENDENT
ENRIQUE MEDINA FERNÁNDEZ	MEMBER	INDEPENDENT
JOSÉ LUIS PALAO GARCÍA-SUELTO	MEMBER	INDEPENDENT
JUAN PI LLORENS	MEMBER	INDEPENDENT
RAMÓN BUSTAMANTE Y DE LA MORA	MEMBER	INDEPENDENT

B.2.2 Indicate the duties assigned to the Audit Committee:

Supervise the process of drawing up the financial information and its integrity for the Company and its Group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

YES

Periodically review the systems of internal risk management and oversight to ensure the main risks are properly identified, managed and made known.	YES

Ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports

YES

Establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the Company that may be of potential importance, especially financial and accounting irregularities.

YES

Put to the Board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.	YES

Receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due note of its recommendations.	YES

Ensure the independence of the external auditor	YES

In the case of groups, help the group auditor take responsibility for the audits of the companies comprising it.	YES

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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B.2.3. Give a description of the rules governing the organisation and running of each of the Board Committees and the responsibilities attributed to each.

Name of Committee:

APPOINTMENTS COMMITTEE

Brief description:

B.2.3.4 Appointments Committee

The Board Regulations establish the following:

Article 32. Composition: The Appointments Committee will comprise at least three members, appointed by the Board of Directors which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 33. Duties: The duties of the Appointments Committee will be as follows: 1. Draw up and report proposals for appointment and re-election of directors under the terms and conditions established in the first paragraph of article 3 of the Board Regulations. To such end, the Committee will evaluate the skills, knowledge and expertise that the Board requires, as well as the conditions that candidates should display to fill the vacancies arising, assessing the dedication necessary to be able to suitably perform their duties in view of the needs that the Company’s governing bodies may have at any time. The Committee will ensure that when filling new vacancies, the selection procedures are not marred by implicit biases that may hinder the selection of female directors, trying to ensure that women who display the professional profile being sought are included on the shortlists, when there are no or few female directors. When drawing up proposals for the appointment and re-election of directors, the Committee will take into account, in case they may be considered suitable, any applications that may be made by any Board member for potential candidates to fill the vacancies. 2. Review the status of each director each year, so that this may be reflected in the Annual Corporate Governance Report. 3. Report on the performance of Chairman of the Board and, where applicable, the Company’s Chief Executive Officer, such that the Board can make its periodic assessment, under the terms established in these Regulations. 4. Should the chairmanship of the Board or the post of Chief Executive Officer fall vacant, the Committee will examine or organise, in the manner it deems suitable, the succession of the Chairman and/or Chief Executive Officer and put corresponding proposals to the Board for an orderly, well-planned succession. 5. Report any appointment and severance of senior managers. 6. Any other duties that may have been allocated under these regulations or attributed to the Committee by a Board of Directors resolution. In the performance of its duties, the Appointments Committee will consult with the Chairman of the Board and, where applicable, the Chief Executive Officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Article 34. Rules of organisation and operation: The Appointments Committee will meet as often as necessary to perform its duties, convened by its Chair or by whomever stands in for its Chair pursuant to article 32 of the Board Regulations. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of these Board of Directors Regulations insofar as they are applicable.

Name of Committee:

REMUNERATION COMMITTEE

Brief description:

B.2.3.5 Remuneration Committee:

The Board Regulations establish the following:

Article 35. Composition: The Remuneration Committee will consist of at least three members, appointed by the Board of Directors which will also appoint the Committee Chair. All the Committee members must be external directors, with a majority of independent directors. Its Chair must be an independent director. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 36. Duties: The functions of the Remuneration Committee will be as follows:

1. Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

2. Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

3. Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this to the Company’s Annual General Meeting.

4. Propose the remuneration policy for senior management to the Board, and the basic terms and conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and with compliance functions within the Entity.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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5. Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

6. Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

7. Any others that may have been allocated under these Regulations or attributed to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee will consult with the Chairman of the Board and, where applicable, the Company’s Chief Executive Officer via the Committee Chair, especially with respect to matters related to executive directors and senior managers.
Article 37. Rules of organisation and operation: The Remuneration Committee will meet as often as necessary to perform its duties, convened by its Chair or by whomever stands in for its Chair pursuant to article 35 above. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system for convening meetings, quorums, the adoption of resolutions, minutes and other details of its operation will be in accordance with the provisions of these Board of Directors Regulations insofar as they are applicable.

Name of Committee:

EXECUTIVE COMMITTEE

Brief description:

B.2.3.1 Executive Committee

Article 26 of the Board Regulations establishes the following:

In accordance with Company Bylaws, the Board of Directors may appoint an Executive Committee, once two-thirds of its members vote for it and record of the resolution is duly filed at the Companies Registry. It will try to ensure that it has a majority of external directors to executive directors.

The Executive Committee will be chaired by the Chairman of the Board of Directors, or when this is not possible, by whomever the Company Bylaws determines.

The Secretary of the Committee will be the Secretary of the Board. If absent, the person the meeting’s members appoint for this purpose will stand in for the Board Secretary.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Article 27 of the Board Regulations establishes the functions of the Executive Committee within the Company, as follows:

The Executive Committee will deal with the business that the Board of Directors delegates to it in accordance with prevailing legislation or with the Company Bylaws.

Specifically, the Executive Committee is entrusted with evaluation of the Bank’s system of corporate governance. This will be analysed in the context of the Company’s development and of the results it has obtained, taking into account any regulations that may be passed and recommendations made regarding best market practices, adapting these to the Company’s specific circumstances.

Additionally, article 28 of the Board Regulations establishes the following rules regarding the Committee’s organisation and operation:

The Executive Committee will meet on the dates indicated in the annual calendar of scheduled meetings and when the Chairman or acting chairman so decides.

All other aspects of its organisation and operation will be subject to the provisions these Regulations establish for the Board of Directors.

Once the minutes of the meeting of the Executive committee are approved, they shall be signed by the Secretary and countersigned by whomever chaired the meeting.

Directors will be given access to the approved minutes of the Executive Committee at the beginning of Board meetings, so that they can be apprised of the content of its meetings and the resolutions it has adopted.

Name of Committee:

AUDIT COMMITTEE

Brief description:

B.2.3.2 Audit & Compliance Committee

The Board Regulations establish the following:

Article 29. Composition

The BBVA Audit & Compliance Committee will be formed exclusively by independent directors who are not members of the Bank’s Executive Committee. They are tasked with assisting the Board of Directors in supervising the financial statements and exercising oversight for the BBVA Group. It will have a minimum of four members appointed by the Board in view of their knowledge and expertise in accounting, audit and/or risk management. One of these members will act as Chair, also by Board appointment.

Members of the Committee do not necessarily have to be experts in financial matters but must understand the nature of the Group’s businesses and the basic risks associated with them. It is also essential that they be prepared to apply the judgement skills ensuing from their professional experience, with an independent and critical attitude. In any event, the Committee Chair will have experience in financial management and will understand the accounting procedures and standards required by the bodies regulating the sector. The Chair must be replaced every four years and may be re-elected after one year has elapsed since separation from the position.

When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The Committee will appoint a Secretary who may or may not be a Committee member but may not be an executive director.

Article 30. Functions

The Committee will have the powers established under the Company Bylaws, with the following scope:

1. Report to the General Meeting on matters that are raised at its meetings on matters within its scope of competence.

2. Supervise the efficacy of the Company’s internal control and oversight, internal audit, where applicable, and the risk-management systems, and discuss with the auditors or audit firms any significant issues in the internal control system detected when the audit is conducted.

3. Supervise the process of drawing up and reporting regulatory financial information.

4. Propose the appointment of auditors or audit firms to the Board of Directors for it to submit the proposal to the General Meeting, in accordance with applicable regulations.

5. Establish correct relations with the auditors or audit firms in order to receive information on any matters that may jeopardise their independence, for examination by the Committee, and any others that have to do with the process of auditing the accounts; as well as those other communications provided for by law and in auditing standards. It must unfailingly receive written confirmation by the auditors or audit firms each year of their independence with regard to the Entity or entities directly or indirectly related to it, and information on additional services of any kind provided to these entities by said auditors or audit firms, or by persons or entities linked to them as provided under Act 19/1988, 12th July, on the auditing of accounts.

6. Each year, before the audit report is issued, to submit a report expressing an opinion on the independence of the auditors or audit firms. This report must, in all events, state the provision of any additional services referred to in the previous subsection.

7. Oversee compliance with applicable domestic and international regulations on matters related to money laundering, conduct on the securities markets, data protection and the scope of Group activities with respect to anti-trust regulations. Also to ensure that any requests for action or information made by official authorities in these matters are dealt with in due time and in due form.

8. Ensure that the internal codes of ethics and conduct and securities market trading, as they apply to Group personnel, comply with legislation and are properly suited to the Bank.

9. Especially enforce compliance with provisions contained in the BBVA Director’s Charter, and ensure that directors satisfy applicable standards regarding their conduct on the securities markets.

10. Any others that may have been allocated under these regulations or attributed to the Committee by a Board of Directors resolution. As part of this objective scope, the Board shall detail the duties of the Committee in specific regulations establishing procedures by which it may perform its mission. These shall supplement the provisions of the present regulations.

Article 31. Rules of organisation and operation

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The Audit & Compliance Committee will meet as often as necessary to comply with its functions although an annual calendar of meetings will be drawn up in accordance with its duties.

The officers responsible for Accounts & Consolidation, Internal Audit and Regulatory Compliance may be invited to attend Committee meetings. They may request other staff be invited from their areas who have particular knowledge or responsibility in the matters contained in the agenda, when their presence at the meeting is deemed advisable. However, only the Committee members and the Secretary shall be present when the results and conclusions of the meeting are evaluated.

The Committee may engage external advisory services for relevant issues when it considers that these cannot be properly provided by experts or technical staff within the Group on grounds of specialisation or independence.

The Committee may call on the personal co-operation and reports of any employee or member of the management team when it considers that this is necessary to carry out its functions with regard to relevant issues. The usual channel for a request of this nature shall be through the reporting lines of the Company organisation. However, in exceptional cases the request can be notified directly to the person in question.

The system of convening meetings, quorums, the approval of resolutions, minutes and other details of its system of operation shall be governed by the provisions of these regulations for the Board of Directors insofar as they are applicable and by any specific regulations that might be established for this Committee.

Name of the Committee:

RISKS

Brief description:

B.2.3.3 Risks Committee:

The Board Regulations establish the following:

Article 38. Composition: The Risks Committee will have a majority of external directors, with a minimum of three members, named by the Board of Directors, which will also appoint its Chair. When the Chair cannot be present, his/her duties will be performed by the most senior member of the Committee, and, where more than one person of equal seniority are present, by the eldest.

Article 39. Duties: The functions of the Board of Directors’ Risks Committee will be as follows: Analyse and evaluate proposals related to the Group’s risk management and oversight policies and strategy. In particular, these will identify:

a) The risk map;

b) The setting of the level of risk considered acceptable according to the risk profile (expected loss) and capital map (risk capital) broken down by the Group’s businesses and areas of activity;

c) The internal reporting and oversight systems used to control and manage risks;

d) The measures established to mitigate the impact of risks identified should they materialise: Monitor the match between risks accepted and the profile established. Evaluate and approve any risks whose size might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail operational or reputation risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Article 40. Rules of organisation and operation: The Risks Committee will meet as often as necessary to comply with its duties, convened by its Chair or by whoever stands in for its Chair pursuant to the provisions of the above paragraph, although an annual calendar of meetings will be drawn up in accordance with its tasks. The Committee may request the attendance at its sessions of persons with tasks in the Group that are related to the Committee’s duties. It may also obtain advice as necessary to establish criteria related to its business. This will be done through the Secretary of the Board. The system of convening meetings, quorums, the adoption of resolutions, minutes and other details of its procedures will be governed by the provisions defined in these Regulations for the Board of Directors insofar as they are applicable to the Committee and by any specific regulations that might be established.

B.2.4. Indicate the powers of advisory services, consultation and, where applicable, proxies for each of the commissions:

Name of Committee:

APPOINTMENTS COMMITTEE

Brief description:

SEE B.2.3.4

Name of Committee:

REMUNERATION COMMITTEE

Brief description:

SEE B.2.3.5

Name of Committee:

EXECUTIVE COMMITTEE

Brief description:

Article 45 of the Company Bylaws establishes that BBVA has an Executive Committee, to which the Board has delegated all its powers of administration, except those that the law and/or bylaws deem may not be delegated due to their essential nature.

Article 46 of the Company Bylaws establishes the following:

The Executive Committee will meet as often as its Chairman or the person acting in his/her stead considers appropriate or at the request of a majority of its members. It will consider matters falling within the responsibility of the Board which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it. These may include but are not limited to the following powers:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, comparing and evaluating the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Any investment or divestment worth over €50 millions must be submitted to Executive Committee approval.

The duties of this Committee are detailed in section B.2.3.1.

Name of Committee:

AUDIT COMMITTEE

Brief description:

Article 48 of the Company Bylaws establishes that for the oversight both of the financial statements and of the manner in which the control duties are exercised, the Board of Directors will have an Audit Committee, which will have the powers and means it needs to perform its duties.

The Audit Committee will comprise a minimum of four non-executive directors appointed by the Board of Directors, who have the dedication, capacity and expertise required to pursue their duties. The Board will appoint one of them to chair the Committee, who must be replaced every four years and may be re-elected to the post when one year has elapsed since he/she stood down. At least one of the Audit Committee members must be an independent director and be appointed taking into account his/her knowledge and expertise in accounting, auditing or in both.

The maximum number of members on the Committee will be the number established in article 34 of these Bylaws, and there will always be a majority of non-executive directors.

The Committee will have its own set of specific regulations, approved by the Board of Directors. These will determine its duties and establish the procedures to enable it to comply with its mission. In all cases, the arrangements for calling meetings, the quorum and the adoption and documentation of resolutions will be governed by the provisions of these Company Bylaws with respect to the Board of Directors. The Audit Committee will have the powers established by law, by the Board Regulations and by its own regulations.

The duties of this committee are detailed in section B.2.3.2.

Name of Committee:

RISKS

Brief description:

SEE B.2.3.3

B.2.5.Indicate, where applicable, the existence of regulations for the Board Committees, where they can be consulted and any amendments made to them during the year. Indicate whether an annual report on the activities of each Committee has been drawn up voluntarily.

Name of Committee:

APPOINTMENTS COMMITTEE

Brief description:

The Board Regulations, which can be consulted on the corporate website, include a specific section, as detailed in section B.2.3 of this report, on the Appointments Committee regulating its composition, duties and operating rules.

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The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2012, describing the tasks carried out with respect to the appointments and re-elections of directors in the course of the year, the assessment of the Chairman of the Board, the review of the status of the independent directors and the changes in the composition of the Management Committee.

Name of Committee:

REMUNERATION COMMITTEE

Brief description:

The Board Regulations, which can be consulted on the corporate website, include a specific section, as detailed in section B.2.3 of this report, on the Remuneration Committee regulating its composition, duties and operating rules.

The Chair of the Appointments Committee presented a report to the BBVA Board of Directors on its activities during 2012, describing the following aspects: the adjustments brought into the BBVA remuneration policy to adapt it to Royal Decree 771/2011, transposing the Community regulations regarding remuneration into national law; the analysis of the remuneration system for the non-executive directors for its amendment in the Bylaws; the analysis of the remuneration issues for executive directors, such as establishing the fixed and variable reference remuneration for 2012, setting targets for 2012 variable remuneration, and the settlement of the Annual Variable Remuneration for 2011 and the Long Term Incentive Programme for 2010/2011. The report also described the tasks carried out with respect to the annual report on the Board remuneration policy, how the BBVA Group Remuneration Policy had been applied during the year and the oversight of the remuneration of the Risks and the Compliance officers.

Name of Committee:

AUDIT COMMITTEE

Brief description:

The BBVA Audit & Compliance Committee has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no changes have been made to them during 2012.

The Board Regulations, as detailed in section B.2.3 of this report, include specific sections regulating the composition, functions and operation of each Committee.

The Chair of the Audit Committee presented a report to the Board of Directors on its activities during the year, describing the tasks the Committee carried out with respect to its duties. This gave detail on the four areas on which these activities concentrate, namely: the Group Internal Audit, reporting on its activity plan during the year and the review of the duties of independent experts, including the outcome of the review; the Compliance Unit, reporting that it had covered its annual plan without incident; the Global Accounting Area, highlighting the work done to draw up, supervise and control the financial statements published by the Group, and attention to the requirements of the different supervisors; and the External Audit, describing the work done during the year, and reporting that, pursuant to the applicable regulations, the corresponding reports had been issued on the auditor’s independence, confirming it.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Name of Committee:

RISKS

Brief description:

The BBVA Risks Committee has a set of specific Regulations approved by the Board, which govern its operation and powers. These Regulations are available on the corporate website and no changes have been made to them during 2012.

The Board Regulations, as detailed in section B.2.3 of this report, include a specific section for this Committee regulating its composition, duties and operation.

The Chair of the Risks Committee presented a report to the Board of Directors regarding the most significant aspects of its activity during 2012, in performance of its duties. It stated that the duties had been covered by the meetings held weekly by the Committee, highlighting the risk transactions that had been approved as a function of the delegation regulations.

The Chair reported on the Group risk management and control model and also reported on the monitoring of the Group’s capital and the performance of the various regulatory capital ratios applied to the Bank and the capital adequacy and funding ratios. He also reported on the work done by the Committee to manage and monitor credit risk, and the analysis and monitoring of the principal risks that the BBVA Group manages, and the analysis and assessment of the proposals regarding Group risk policies and strategies; the monitoring of the degree to which the risks admitted by the Bank match the profile established and checking of the implementation of suitable means, systems and structures to implement its strategy in risk management.

B.2.6 Indicate whether the composition of the Executive Committee reflects the distribution of different classes of directorship on the Board:

YES

C RELATED-PARTY TRANSACTIONS

C.1. State whether the Board in plenary session has reserved the powers to approve, on the basis of a favourable report from the Audit Committee or any other entrusted with such a report, the transactions in which the company engages with directors, significant shareholders or shareholders represented on the Board or parties related to them:

YES

C.2 List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s significant shareholders:

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C.3. List the relevant transactions entailing a transfer of resources or obligations between the company or its group companies, and the company’s directors and/or senior managers:

C.4. List the relevant transactions in which the company has engaged with other companies belonging to the same group, except those that are eliminated in the process of drawing up the consolidated financial statements and that do not form part of the company’s habitual traffic with respect to its object and conditions:

C.5. Indicate whether the Board members have come across any situation of conflicting interests during the year, as defined under article 127 of the Companies Act.

NO

C.6. List the mechanisms established to detect, determine and resolve possible conflicts of interest between the company and/or its group, and its directors, managers and/or significant shareholders.

Articles 8 and 9 of the Board Regulations regulate issues relating to possible conflicts of interest as follows:

Article 8.

Directors will act ethically and in good faith.

For this reason directors must notify the Board of any direct or indirect conflict that they might have with the Company’s interests, any stake they might have in a company whose activities are the same, similar or complementary to the Company’s corporate object and the offices or functions which they perform in it. They must also notify the Board of any activities that are the same, similar or complementary to those pursued by the Company when performed on their own behalf or on behalf of a third party.

Directors must inform the Appointments Committee of their other professional obligations, in case these might interfere with the dedication required to comply with their duties as directors.

Article 9.

Directors must refrain from taking part or intervening in those cases where a conflict of interest with the Company might arise.

Directors will not be present when the corporate bodies to which they belong are discussing matters in which they might have a direct or indirect interest, or matters that might affect persons with whom they are related or affiliated under legally established terms and conditions.

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Directors must also refrain from taking a direct or indirect stake in businesses or enterprises in which Bank or companies of its Group hold an interest, unless such stake was held prior to joining the Board or at the time when the Group took out its holding in such business or enterprise, or unless such companies are listed on domestic or international stock exchanges, or unless authorised to do so by the Board of Directors.

Directors may not use their position in the Company to obtain material gain. Nor may they take advantage for themselves or for persons related to them, from any business opportunity that they have become aware of as a result of their Bank directorship, unless this opportunity has been previously offered to the Bank and the Bank had decided not to take it up and the director has been authorised to do so by its Board.

Directors must comply at all times with the applicable provisions of the BBVA Group Code of Conduct on the Securities Markets, with legislation and with any other internal codes regarding requests for loans, bank bonds and guarantees made to the financial subsidiaries of the BBVA Group. They must refrain from conducting or from suggesting to a third party any transaction involving shares of the Company and/or its subsidiary, affiliated or associate companies when their directorship has led to possession of privileged or confidential information before such information is known to the public.

Since BBVA is a financial institution, it is subject to Act 31/1968, 27th July, on incompatibilities and limitations of chairmen, directors and senior managers in private-sector banking. This Act states that chairmen, deputy chairmen, directors and general managers or similar operating in the private-sector banking industry in Spain may not obtain credits, bonds or guarantees from the bank on whose board or management they work, unless expressly authorised by the Bank of Spain.

All the members of the Board of Directors and the senior management are subject to the Company’s Code of Conduct on Securities Markets.

The BBVA Group’s Code of Conduct on the Securities Markets is intended to control possible conflicts of interest. It establishes that everyone subject to this Regulation must notify the head of their area and the Regulatory Compliance unit of situations that could potentially and under specific circumstances may entail conflicts of interest that could compromise their impartiality, before they engage in any transaction or conclude any business in which they could arise.

The above notwithstanding, the parties subject to the code have a permanent form filed with the Regulatory Compliance department, which they must keep up to date, with a standard declaration that they are given, declaring certain economic and family affiliations specified in the code.

Where there is any doubt about the existence of conflicts of interest, any party subject to the code must show maximum prudence and notify the head of his/her area and the Regulatory Compliance department of the specific circumstances surrounding their case, so that they may judge the situation for themselves.

C.7. Are more than one of the Group’s companies listed in Spain as publicly traded companies?

NO

Identify subsidiaries listed in Spain:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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D - RISK CONTROL SYSTEMS

D.1. Give a general description of risk policy in the company and/or its group, listing and evaluating the risks dealt with by the system, along with an explanation of how far these systems match the profile of each type of risk.

BBVA believes that excellence in the management of risk is an essential part of its competitive strategy. In line with corporate strategy, the Board of Directors, pursuant to the Board Regulations, is the body tasked with approving the risk management and control policy, and periodic monitoring of the internal control and reporting systems. On the basis of the general policies established by the Board of Directors, the Executive Committee establishes the necessary corporate policies that specify the policies approved by the Board of Directors in addition to the Group’s risk tolerance limits by countries, sectors and “Corporate framework for action with respect to risks” portfolios. In this context, and to perform its duties appropriately, the Executive Committee relies on the essential duties carried out by the Board Risks Committee whose mission includes analysing and evaluating the proposals on these matters that are put to the Executive Committee for approval.

The general principles guiding the Group in its definition and monitoring of risk profiles are as follow:

1. The risk function is unique, independent and global; 2. The risks borne must be compatible with the target capital adequacy level. They must be identified, measured and evaluated, and there must be procedures in place to monitor and manage them, as well as robust control and mitigation mechanisms; 3. All the risks must be managed in an integrated manner over their life cycle. The treatment given will differ according to their type, and the portfolios will be actively managed on the basis of a common yardstick (economic capital); 4. The business areas are responsible for proposing and maintaining the risk profile within its scope of accountability and the corporate framework of action, through an appropriate risks infrastructure; 5. The risks infrastructure must be appropriate in terms of people, tools, databases, information systems and procedures, so that it can provide a clear definition of roles and responsibilities, ensuring efficient allocation of resources between the corporate area and the risk units in the business areas. On the basis of these principles, the Group has developed a global risk management system structured in three main blocks:

•

A corporate risk governance scheme, based on the control and management policies established at corporate level, which is rolled out in the various areas and units of the bank with separation between their duties and responsibilities.

•	A set of tools, circuits and procedures that comprise the differentiated management models.

•	A system of internal controls.

The management of risks in the BBVA Group on the basis of the corporate framework of action established by the Bank’s governing bodies is carried out by corporate risk management units and by the business units themselves. Thus, at corporate level, Global Risk Management function (hereinafter GRM) is distributed over the risks units in the business areas as well as in the Corporate GRM Area. The Corporate GRM Area defines the global strategies and policies, while the risk units in the business areas are empowered to propose and maintain each customer’s risk profile autonomously within the corporate framework of action. The

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Corporate GRM Area combines a view of individual risks types with a global view of the entire business. It comprises the Corporate Risk Management unit which, along with Risk Portfolio Management, covers the different categories of financial risk; the Technical Secretariat responsible for the technical testing along with the transversal units, Technology and Methodology for measuring the risks; Operational Risk & Control, which manages operational risk, internal risk control and internal validation of the measurement models and admission of new risks. Finally, in 2012, a Retail Banking area has been set up in order to focus the business, especially with respect to emerging economies. This area has responsibilities in Turkey, Switzerland and Asia, providing them with support for development and innovation in Retail Banking. It also supports the insurance, asset management, consumer finance and payment systems LoB’s (Lines of Business). With this structure, the risks function guarantees firstly the integration, control and management of all the Group’s risks; secondly, the application of standardised risk metrics, policies and principles throughout the entire Group; and thirdly, the necessary level of knowledge about each geographical area and each business. This organisational structure is supplemented with various committees, including the following:

The Risks Management Committee (GRM) comprises the heads of the risks units in the business areas and the heads of the Corporate GRM Area units. It meets each month to deal with matters such as the definition of the Group’s risks strategy (especially with regard to the risk policies and structure of the risk function), proposes the risk structure to the Group’s governing bodies for approval, monitors the risk management and control in the Group and, where appropriate, takes due measures to deal with these. The Global Risk Management Committee comprises the corporate heads of the risk function in the Group and the country-level heads of risks. It meets every six months and its scope includes a review of the Group’s risks strategy and the revision and pooling of the main projects and initiatives relating to risks from the business areas. The Risk Management Committee comprises the following permanent members: the head of Global Risk Management; the head of Corporate Risk Management and the head of the Technical Secretariat. The composition of the rest of the Committee depends on the transactions that it must analyse. The Committee analyses and decides on the financial programmes and transactions that fall within its mandate and debate those that exceed this, passing them on to the Risks Committee when they have issued a favourable opinion. The ALCO (Assets & Liability Committee) actively manages the interest-rate and exchange-rate structural exposure, global liquidity and the Group’s own equity. The Technology & Methodology Committee is the forum in which decisions are reached on the hedging of the requirements stemming from the business areas’ models and infrastructures within the operational framework of GRM. The New Businesses and Products Committees study and, where appropriate, approve the implementation of new businesses, products and services before they start up activities; carry out the control and subsequent monitoring of the newly authorised products and foster orderly business practices so that developments can be made within a controlled environment. The Global Corporate Assurance Committee is tasked with the periodic review of the control environment and operation of the Internal Control & Operational Risk Models at Group and Unit level. It also monitors and contextualises the major operational risks to which the Group is exposed, including those of a transversal nature. This Committee has become the highest instance of operational risk management in the Group.

Below is a brief summary of the management of each risk category:

CREDIT RISK. Credit risk is defined as the loss that may occur stemming from the failure by a customer to fulfil the agreed contractual obligations in financial transactions with BBVA or from impairment of their asset quality. Credit risk management includes managing counter-party risk, issuer risk, settlement risk and

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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country risk. The Group’s credit risk management includes the process of analysis prior to taking decisions, the decision-making itself, the instrumentation and monitoring of the transactions formalised and their recovery. It also covers the entire process of control and reporting at customer, segment, sector, business unit and subsidiary level. Any credit risk decision must be adequately evaluated and all customers must be classified in order to put the decision to the body with their respective profile, including the following:

The main underpinnings for decisions on credit risk are: whether customers generate sufficient resources and have sufficient net worth to undertake repayment of the capital and interest on the money owed, and the constitution of adequate, sufficient guarantees and collateral to enable effective recovery of the value of the transaction. All credit transactions recorded and disbursed must be accompanied by the basic information for studying their risk and the risk proposal. They must be supported by the approval documents, reflecting the conditions granted by the pertinent body. The Group’s credit risk management is based on an integrated structure covering all the functions, permitting objective, independent decision-making throughout the life cycle of the risk. The Group has standardised criteria for action and standards of conduct in order to deal with credit risk in an independent manner without detriment to the specialisation of each Business Unit or the specificities of the legislation prevailing in each country.

In order to guarantee this uniformity, the definitions and proposal of the management criteria for credit risk, circuits, procedures, structure and oversight of the management are the responsibility of the Group’s Corporate GRM Area. The Business Units are tasked with managing credit risk according to the pre-defined criteria as part of the decision-making circuit. For retail segments, the following are the key aspects of the decision-making circuit: authorisation arises from the empowerment level conferred on the retail business units and offices and branches, and the decisions must be based on the outcome of scoring tools. Changes in weighting and variables within these tools must be validated by the Group’s Corporate GRM Area. For the wholesale segments, authorisation stems from the levels of empowerment granted according to the delegation rules. The decisions are taken at the respective Risks Committees. The decisions adopted at the Risks Committees are not collegiate but joint and several, with the person with the highest-level of empowerment deciding the criterion.

Within the risk management structure described, for credit risk transactions, the Board Risks Committee analyses and, where appropriate, authorises the risk proposals whose volume may compromise the Group’s solvency and capital adequacy or the recurrence of its earnings. It does the same for other risk proposals that might present potential operational risks or reputational risks in the terms established by the Executive Committee. The rest of the risks proposals are managed by lower-level bodies in accordance with an empowerment model defined using an iso-risk curve based on BBVA’s credit rating and validated by the Corporate GRM Area, which means that each Business Unit’s principal risks with customers or transactions are decided by the Corporate GRM Area Committees or higher instances. Within this area, criteria are also established on the development and use of tools (such as scoring and rating tools). These include the construction, implementation and monitoring of the models by Corporate Risk Management and their importance in calculating Cost-Earnings and Price Earnings ratios, customer monitoring, pricing, etc. In line with the abovementioned empowerment model, the Corporate GRM Area is responsible for proposing the terms of empowerment in each of the Business Units. This proposal will at all times be coherent with the characteristics of each unit’s business; the relative size of its economic capital; the extent to which the Group’s decision-making circuits, procedures and standardised tools have been implemented; and the appropriate organisational structure for correct credit risk management. Periodic validation tests will be

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carried out on the risk measurement models used by the Group to estimate the maximum loss that could have occurred in positions considered at a certain level of probability (back-testing), and to measure the impact of extreme market swings on the Group’s risk positions (stress-testing).

STRUCTURAL RISKS

Structural interest risk. The management of the BBVA Group balance sheet exposure to interest risk aims to keep exposure at levels in keeping with the Group’s strategy and risk profile when market interest rates change. With this aim, the ALCO actively manages the balance sheet by trading to optimise the level of risk incurred with regard to expected earnings and to comply with the highest level of tolerable risk. The ALCO activities are underpinned by interest risk measurements calculated by the Corporate GRM Area. Acting as an independent unit, this Area regularly quantifies the impact that a market interest rate variation of 100 basis points would have on the BBVA Group’s net interest income and economic value. The Group also uses interest rate curves simulation models to carry out probabilistic calculations for the economic capital (estimated maximum loss in economic value) and income at risk (estimated maximum loss in net interest income) based on the structural interest risk of the banking activity (excluding trading activity). It also does periodic stress testing and scenario analyses to provide a thorough assessment of the Group’s interest risk profile. All risk measurements are subsequently analysed and monitored. The Group’s governing and management bodies are informed of the levels of risk incurred and their degree of compliance with the limits authorised by the Executive Committee.

Structural exchange-rate risk. Structural exchange-rate risk mainly originates in exposure to changes in exchange rates arising in the Group’s non-Spanish subsidiaries and the provisions to the branches outside Spain that are financed in a currency other than that of the loan-book. The ALCO is tasked with carrying out hedging transactions to minimise the impact of fluctuations in exchange rates on the Group’s capital ratios, in accordance with its expectations regarding their trends. These transactions must also guarantee the counter-value in euros of the earnings that its subsidiaries are expected to generate in other currencies.

Structural exchange-rate risk management is underpinned by measurements taken by the Corporate GRM Area using simulation modelling of exchange rate scenarios. This makes it possible to quantify changes in value that could occur for a given confidence level and a predetermined timeframe.

Structural equity risk. The Group’s exposure to structural risk on equities mainly stems from its holdings in industrial and financial companies with mid-term and long-term investment horizons. It is reduced by taking short net positions in derivative instruments on the underlying assets themselves in order to limit the portfolio’s sensitivity to potential drops in prices. The Corporate GRM Area is responsible for effectively measuring and monitoring structural equities risk by assessing the sensitivity and the capital needed to hedge possible unexpected losses due to variations in the value of the companies comprising the Group’s investment portfolio. It does so with a confidence level that matches the entity’s target rating, taking into account the liquidity of each holding and the statistical performance of the assets to be considered. These measurements are shored up with stress-testing, back-testing and scenario analysis.

Liquidity risk. The short-term aim of the control, monitoring and management of liquidity and funding risk is to ensure the BBVA Group entities can meet their payment commitments in due time and form, without having to raise funds under sub-optimal conditions. In the medium term, it aims to safeguard the Group’s financial structure and respond to the economic situation, market conditions and regulatory changes. The Group’s structural liquidity and funding management is based on the principle that each entity be financially

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independent. This approach helps to prevent and cap liquidity risk by making the Group less vulnerable in periods of high risk. Liquidity risk management and monitoring are comprehensively carried out in each of the Group’s Business Units with a two-fold focus (short- and long-term). The short-term focus covers a period up to 365 days and centres on managing treasury payments and collections and on market trading, and the possible liquidity requirements of the entity as a whole. The medium-term focus deals with the financial management of the entire consolidated balance sheet and has a minimum timeframe of one year or more.

Integrated liquidity management is carried out by the ALCO of each Business Unit. Reporting to the Finance Department, the Balance Sheet Management Unit analyses the funding and liquidity implications of the entity’s projects and their compatibility with the target funding structure and the state of financial markets. In light of the budgets approved, the Balance Sheet Management Unit executes the decisions made by the ALCO and manages liquidity risk in accordance with a wide range of limits and alerts approved by the Executive Committee. The Corporate GRM Area independently measures and controls these, in addition to providing managers with support tools and metrics for decision-making. Each of the local risks areas, all independent of the local manager, complies with the corporate principles of liquidity risk control established, from GRM, by the Global Structural Risks Unit for the Group as a whole. At the level of each entity within the Group, the management areas request and propose a set of quantitative and qualitative limits and alerts related to both short- and medium-term liquidity risk. These are agreed with GRM and at least once a year, the limits and controls are then put to the Risks Committee which submits them to the Executive Committee for approval if deemed appropriate. The proposals made by the GRM are based on the Group’s target level of risk appetite and tailored to local market conditions. The development and updating of the Corporate Liquidity and Funding Policy has contributed to a stricter structure of liquidity risk management, not just in terms of limits and alerts, but also in procedures and processes. In line with the Corporate Policy, GRM carries out periodic measurements of risk incurred and monitors limit consumption, developing management tools and adapting evaluation models, carrying out regular stress tests, and reporting liquidity risk levels to the ALCO and the Group Management Committee on a monthly basis and more frequently to the management areas themselves. Under the prevailing Contingency Plan, the Liquidity Committee sets out the frequency of notification and the nature of the information to be reported at the behest of the Technical Liquidity Group (hereinafter TLG). In the event of an alert signal or sign of a possible crisis, the TLG carries out the initial analysis of the short- and long-term liquidity situation of the entity affected. The TLG comprises technical personnel from the Short-Term Trading Desk and the Balance Sheet Management and the Structural Risks Areas. When such alerts highlight certain levels of stress, the TLG reports to the Liquidity Committee, which is made up of the heads of the corresponding areas. If necessary, the Liquidity Committee must then convene a meeting of the Funding Committee, which comprises the Group President & COO and the heads of the Finance, GRM, Corporate & Investment Banking, and the Business Areas of the country in question.

OPERATIONAL RISK. Operational risk is the risk of loss due to human error, inappropriate or defective internal processes, system faults or external events. This definition includes legal risk and excludes strategic and/or business risk and reputational risk.

Operational risk is inherent to all banking activities, products, systems and processes, and stems from a wide range of causes (processes; internal and external fraud; technology; human resources; suppliers; commercial practices and disasters). The management of operational risk forms an integral part of the Group’s global risk management structure. In 2012, an integrated operational risk and internal control methodology has been

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implemented throughout the Group, based on a later generation of the Ev-Ro automatic valuation tool. The original tool has been updated and maintained in parallel. The methodology makes it possible to identify the risks in the organisational areas, generate exercises to allocate priorities to risks in line with their estimated residual risk (after incorporating the impact of the controls), benchmark the risks to processes and establish a target level for each risk that, when compared against its residual risk, identifies gaps to be managed. The Group has new corporate software to support this methodology: STORM (Support Tool for Operational Risk Management). This includes indicator and scenario modules. To provide this methodology with the necessary support, the Group has a new corporate application. The operational risk management framework defined by the BBVA Group includes a governance structure based on: three lines of defence with clear delimitation of responsibilities; policies and processes that are common to the entire Group; systems to identify, measure, monitor, control and mitigate operational risks; and tools and methodologies to quantify the exposure of capital ratios to operational risk. Operational risk management in BBVA is designed and coordinated from the Corporate Operational Risk Management function, belonging to Global Risk Management, and from the Operational Risk Management (ORM) units, which are located in the Risks Units of each country and business area. The business and support areas in turn have operational risk managers reporting up to them, tasked with implementing the model in the areas daily business. This structure gives the Group a grass-roots view of the process, which is where the risks are identified and prioritised and where mitigation decisions can be taken. Aggregating this level provides a macro vision of risk at the different levels within the Group. Each business and support area has one or more ORM Committees that meet every quarter. These Committees analyse the information provided by the tools and take the necessary mitigation decisions. Above the ORM Committees are the ORM Country Committees that deal with major-impact risks and corresponding mitigation plans and transversal risks that cut across several areas. At the top of this committee structure is the Global Corporate Assurance Committee (GCA), which carries out overall monitoring of the Group’s principal operational risks. There is also the Board of Directors which establishes the over-arching risk management and control policy and periodically monitors the internal reporting and control systems.

The Group’s operational risk management is constructed around the following value drivers from the Advanced Measurement Approach model (AMA):

1. Active management of operational risk and its mainstreaming into everyday decisions entails:

•	Knowledge of actual losses associated to this risk (SIRO database).

•	Identifying, prioritising and managing potential and actual risks.

•	Using indicators to analyse operational risk performance over time, define alert signals and check the effectiveness of risk-related controls.

These measures enable the Group to anticipate risk and make control and business decisions as well as to prioritise mitigation efforts for significant risks, thereby reducing the Group’s exposure to extreme events.

2. Improves the control environment and reinforces corporate culture.

3. Generates a positive impact on reputation.

D.2. Indicate if any of the risks facing the company and/or its group (operational, technological, financial, legal, reputational, tax, etc) have materialised.

YES

If so, indicate the circumstances and whether the control systems worked properly:

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Risk materialised in the financial year

See following sections

Circumstances that led to this

Risk is inherent to financial activities and therefore the materialisation of risk, to a greater or lesser degree, is absolutely unavoidable.

Operation of the control systems

The Bank has sophisticated risk measurement and control systems and tools, for each kind of risk, that limit the maximum impact of risks, should they materialise. The control systems have functioned satisfactorily during 2012. Below, we give details on the most relevant parameters for risk management in the BBA Group for the year:

CREDIT RISK

Mitigation of credit risk, collateral and other credit enhancements, including hedging and risk mitigation policies:

Maximum exposure to credit risk, in most cases, is reduced by collateral, credit enhancement and other actions that mitigate the Group’s exposure. The credit risk hedging and mitigation policy in the Group stems from its core concept of banking business, with a strong focus on relationship banking. The demand for collateral is a necessary but not a sufficient instrument when granting risks, since the risks the Group accepts require a prior check on the borrowers’ repayment capacity and/or that the borrowers can generate sufficient resources to afford to pay off the risk taken on under the agreed conditions.

Consequently, the risk admission policy is instrumented at three different levels within the BBVA Group: analysis of the financial risk of the transaction, based on the borrowers’ capacity to repay or generate funds; where applicable, constitution of suitable guarantees for the risk taken on (in any of the generally acceptable forms; money, property, personal or hedge guarantees); and finally, valuation of the recovery risk (liquidity of the asset) on the collateral received. The procedures for managing and valuing collateral are described in the Internal Credit Risk Management Policies & Procedures Manual (for both retail and wholesale credit risk). This establishes the core principles of credit risk management, including the management of the collateral and guarantees received in transactions with customers.

The methods used to value the collateral reflect best market practices and entail the use of appraisals of the property-based collateral, the fair price of exchange-traded securities, the listed values of the units in mutual funds, etc. All collateral must be correctly instrumented and duly registered. It must also be approved by the Group’s Legal Affairs units.

The following is a description of the main collateral received for each category of financial instruments:

Trading portfolio: The collateral or credit enhancement obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

Derivatives of tradable instruments and hedges: credit risk is minimised by contractual clearing contracts, under which derivative assets and liabilities with the same counterparty are netted out for

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settlement. There may also be other kinds of collateral, depending on the solvency of the counterparty and the nature of the transaction. The Group has a broad range of credit derivatives. Under these contracts, the Group buys or sells protection over a share or an index. The Group uses credit derivatives to mitigate the credit risk on its loan book and other cash positions. Credit derivatives also hedge the risks taken on in market transactions with other customers and counterparties. The credit derivatives can use different payment and clearance agreements, in compliance with the International Swaps & Derivatives Association (ISDA). The triggers of the agreement include the bankruptcy of the financial institution of reference, acceleration in the accumulation of debt, failure to pay, restructuring and winding up of the entity. Other financial assets at fair value with changes in losses and gains and financial assets booked as available for sale: the collateral or credit enhancement obtained directly from the issuer or counterparty is an inherent part of the instrument’s structure.

Credit investments: - Deposits in financial institutions (usually these only have a personal guarantee from the counterparty); - Credit to customers (most of the transactions are underwritten with a personal guarantee from the counterparty. Property-based collateral is also acceptable, such as mortgages, money, pledges of securities or other security rights. Other kinds of credit enhancement may also be required, such as underwriting, hedges, etc. - Securities representing debt: the collateral or credit enhancement obtained directly from the issuer or counterparty is an inherent part of the instrument’s structure.

Portfolio of investments held to maturity: the collateral or credit enhancement obtained directly from the issuer or counterparty is an inherent part of the instrument’s structure.

Financial guarantees, other contingent liabilities and risks available for third parties: these have the personal guarantee of the counterparty.

At 31st December 2012, the weighted average of the amount outstanding on the mortgage loan-book was 51% of the value of the collateral.

Unimpaired mature financial assets:

The 2012 BBVA Group Annual Report includes detailed information on the balances of financial assets that are outstanding but not deemed to be impaired. At 31st December 2012, including any amount outstanding on that date, it is €2,032m. Of these, 53.95% have been outstanding for less than one month; 30.68% between one and two months; and 15.37% have been outstanding for between 2 or 3 months since their due date.

Non-performing or impaired assets and impairment losses:

The balance of non-performing or impaired contingent risks and financial assets at 31st December 2012 was €20,732m. Of this sum, €20,325m come from the loan book and €90m from AFS debt securities. At 31st December 2012, the amount of impaired contingent liabilities was €317m.

The non-performing asset ratio on the Group’s “Customer Lending” and “Contingent Risks” at 31st December 2012 was 5.06%. This was up 1.1 decimal points against the previous year.

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Renegotiated financial assets:

Detailed information is included on this aspect in the 2012 Notes to the BBVA Consolidated Annual Financial Statements.

MARKET RISK

The BBVA Group’s exposure to markets went down in 2012 against previous years. The average market risk in the year was €22m (benchmarked against gross Value at Risk). The year-on-year change in daily average Value at Risk (VaR) in 2012 against 2011 was mainly due to the fact that Global Markets Europe brought down its average risk by 14% in 2012 (with a daily average VaR of €13.8m). Global Market Bancomer & Global Market South America and Compass increased their average VaR by 13% and 17% respectively. Their average daily VaR in 2012 was €5.1m and €3.5m, respectively.

D.3. Indicate whether there is any Committee or other governing body in charge of establishing and supervising these control systems.

YES

If so, give details of what their duties are

Name of the Committee or Body

RISKS COMMITTEE

Description of duties

The Risks Committee of the Bank’s Board of Directors, pursuant to the Board Regulations, has the following remit: Analyse and evaluate proposals on the Group’s risk management and control policies and strategy. In particular, these will identify: a) The establishment of a level of risk deemed acceptable according to the risk profile (expected loss) and capital map (capital at risk) broken down by the Group’s businesses and areas of activity; b) The internal control and reporting systems used to oversee and manage risks; c) The measures established to mitigate the impact of the risks identified, should they materialise. Monitor the match between risks accepted and the profile established. Evaluate and approve, where appropriate, any risks whose volume might compromise the Group’s capital adequacy or recurrence of its earnings or that might entail significant potential operational or reputational risks. Ensure that the Group possesses the means, systems, structures and resources benchmarked against best practices to allow implementation of its risk management strategy.

D.4. Identify and describe the compliance processes for the regulations and standards affecting the company and/or its Group.

The Group’s Risks function is the authority of first instance with regard to compliance with the entire set of financial and operational risk regulations affecting the Bank and its Group. As explained above, the system ensures that this function enjoys the necessary independence from the Business Units to allow it to enforce not just regulatory compliance but also compliance with the strictest standards and most advanced practices. A specific unit has been established for internal risk control. Its mission is to enforce and validate the existence of a pre-defined policy, process and set of measures for each risk category identified within the Entity, and for those categories of risk that could have a potential impact on the Entity. There are also two basic mechanisms to enforce compliance with the various sets of regulations affecting the Group’s companies. These are based on controls that are applied by the following areas: The

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Internal Audit Area monitors compliance with internal procedures and their adaptation to regulatory requirements. And the Compliance Area, whose purpose is to enforce global compliance with legal requirements that affect the Group. Within the scope of risk management, there are already internal models approved by the Supervisor to calculate capital consumption for market risk, credit risk in Spain, credit card risk in Mexico and operational risk in Spain and in Mexico.

Similarly, the Internal Validation Area ensures that the capital consumption of the approved internal credit and operational risk models comply with the regulatory requirements. The Group co-operates actively with the supervisors to make consistent and co-ordinated progress in the validation of advanced models.

E - GENERAL MEETING

E.1. Indicate, and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the quorum and constitution of the General Meeting.

YES

	% quorum different from quorum in art. 102 of the Companies Act	% quorum different from quorum in art. 103 of the Companies Act, for the special cases cited in art. 103
Quorum required at first summons	0	66.670
Quorum required at second summons	0	60.000

Description of differences

Article 194 of the Corporate Enterprises Act establishes that in order for a General Meeting (whether annual or extraordinary) to validly resolve to increase or reduce capital or any other amendment to the Bylaws, bond issuance, the suppression or limitation of pre-emptive subscription rights over new shares, or the transformation, merger or spin-off of the company or global assignment of assets and liabilities or the offshoring of domicile, the shareholders present and represented by proxy at first summons must possess at least fifty percent of the subscribed capital with voting rights.

On second summons, twenty-five percent of said capital will be sufficient.

The above notwithstanding, article 25 of the BBVA Bylaws establish that a reinforced quorum of two thirds of subscribed capital is required at first summons and of 60% of said capital at second summons, in order for the following resolutions to be validly adopted: substitution of the corporate purpose, transformation, total break-up, winding-up of the Company and amendment of the article in the Bylaws establishing this reinforced quorum.

E.2. Indicate and where applicable give details, whether there are any differences from the minimum standards established under the Companies Act with respect to the adoption of corporate resolutions:

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NO

Describe any differences from the guidelines established under the Companies Act.

E.3. List all shareholders’ rights regarding the general meetings different from than those established under the Companies Act.

There are no shareholders’ rights in the Company other than those established under the Corporate Enterprises Act with respect to General Meetings.

Shareholders’ rights in this respect are also shown in detail in the General Meeting Regulations, which are publicly available on the corporate website

E.4. Indicate measures adopted, if any, to encourage shareholder participation at General Meetings.

BBVA, in order to encourage the participation of its wide base of shareholders in its General Meetings, apart from establishing all the information channels required by law, also sends an attendance card to the domicile of all shareholders with the right to attend. This gives the shareholders the agenda and information on the date, time and place where the General Meeting is to be held sufficiently in advance of that date.

It also posts information on the General Meeting to its website, with the agenda, details on its arrangements, the proposed resolutions that the Board of Directors will put to it and the channels of communication between the Company and its shareholders, via which shareholders may apply for further details regarding the General Meeting.

To facilitate our shareholders’ participation in the General Meetings, article 31 of the Company Bylaws establishes a procedure to enable shareholders that are not planning to attend the General Meeting to vote and grant proxy remotely. This procedure has been used in all General Meetings held over recent years.

In this manner, and in accordance with the law and the Company Bylaws, shareholders may delegate or exercise their voting rights by post, e-mail or any other means of remote communication, provided the voter’s identity is duly guaranteed.

The Company has an Online Shareholder Forum on the website (www.bbva.com), pursuant to article 539.2 of the Corporate Enterprises Act.

Votes and proxies can also be sent via e-mail through the Bank’s corporate website (www.bbva.com), following the instructions given there. This information is available in English and Spanish.

E.5. Indicate whether the General Meeting is chaired by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Meeting:

YES

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Details of the measures

Article 26 of the Company Bylaws establishes that: the Chairman of the General Meeting will be Chairman of the Board of Directors. When this is not possible, it will be the Deputy Chairman. Should there be more than one Deputy Chairman, the order established by the Board of Directors on appointment will be followed, otherwise, age seniority will prevail. Where none of the above are available, the General Meeting will be chaired by the director whom the Board of Directors has appointed for such purpose. The Secretary of the Board will act as Secretary of the General Meeting, and when this is not possible, the Deputy Secretary. If this is not possible, the Secretary of the General Meeting will be the person the Board of Directors appoints in his/her stead.

Correct operation of the General Meeting is guaranteed under the General Meeting Regulations approved by the Company shareholders at the General Meeting, February 2004 and amended by the General Meetings, 11th March 2011 and 16th March 2012.

General Meetings will be convened at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily convene them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws. A General Meeting must also be convened if requested by one or several shareholders representing at least five per cent of the share capital. The request must expressly state the business to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the business to which the request for a Meeting referred.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law. It must also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the corporate website where the information will be available.

Once the announcement has been published and until the date on which the General Meeting is held, the corporate website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the resolutions proposed, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

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It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, where this has been established, pursuant to the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Pursuant to applicable legislation, the Company will establish an Online Shareholder Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of Meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

Shareholders representing at least five per cent of the share capital may requisition publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of Meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Shareholders representing at least five per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals on matters already included or that must be included in the agenda of the General Meeting being called. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

Until the seventh day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of the General Meeting Regulations.

The right to information may be exercised through the corporate website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

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The General Meetings that the Company holds may be attended by anyone owning the minimum number of shares established in the Bylaws, providing that, five days before the date on which the General Meeting is to be held, their ownership is recorded on the corresponding company ledgers and they retain at least this same number of shares until the General Meeting is actually held. Holders of fewer shares may group together until achieving the required number, appointing a representative. Any shareholder entitled to attend may be represented by another person, who need not necessarily be a shareholder.

The Company Bylaws establish that shareholders may vote on proposals on matters in the agenda items at any kind of General Meeting by proxy or by post, e-mail or any other means of remote communication, provided the voter’s identity is duly guaranteed in the manner described in sections E.4, E.9 and E.10 of this report and articles 8 to 10 of the General Meeting Regulations. The General Meetings will be held in such manner as to guarantee the shareholders’ participation and exercise of voting rights. The Company will take such measures as it deems necessary to preserve order in running the General Meeting.

Appropriate means of surveillance, protection and law enforcement will be established for each General Meeting. These will include such entrance control and identification systems as may be deemed suitable at any time in view of the circumstances under which the sessions are held.

The General Meeting Regulations contain clauses on how the attendance list is to be drawn up, how the General Meetings are to be organised and how the proposed resolutions are to be voted in such a way as to guarantee the smooth running of the Meetings.

E.6. Indicate any changes brought into the General Meeting Regulations during the year.

The General Meeting, 16th March 2012, approved the following amendments to the General Meeting Regulations, to adapt it to the Corporate Enterprises Act, in the wording given under Act 25/2011 and to match it to the wording of the Company Bylaws: Article 5. Publication of the notice of meeting (to adapt it to articles 516, 517 and 518 of the Corporate Enterprises Act, regarding the means for disseminating the announcement; the content of the notice of meeting and the information to be published on the corporate website; Article 6. Shareholders’ right to information prior to the General Meeting (to adapt it to article 29 of the Company Bylaws); Article 8. Voting and proxies over means of remote communication, to adapt it to article 31 of the Company Bylaws, including improvements to the wording; Article 9. Proxies for the General Meeting, to adapt it to article 522 of the Corporate Enterprises Act; Article 10. Public call for proxy, to adapt it to articles 523 and 526 of the Corporate Enterprises Act; Article 18. Organisation of General Meetings, to adapt it to article 29 of the Company Bylaws and article 520 of the Corporate Enterprises Act; Article 19. Voting the resolution proposals to include rules on the order of voting on the alternative proposals and on voting by financial intermediaries; and article 23. Publication of the resolutions to include the publication of the outcome of the ballots. The General Meeting also approved the inclusion of a new article 5 bis on the Supplement to the notice of meeting and new draft resolution proposals to include the regulation of these rights, adapting them to article 20 of the Company Bylaws and article 519 of the Corporate Enterprises Act.

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A detailed explanation of these amendments can be found in the Directors’ Report explaining the proposal, which was made available to shareholders when the General Meeting in question was convened.

E.7. Give attendance data on the General Meetings held during the year to which this report refers:

Attendance figures

Date of General Meeting	% shareholders present	% attending by proxy	% voting remotely		Total
			E-voting	Others

16/MAR/2012	3.770	38.380	0.030	22.340	64.520

E.8 Briefly indicate the resolutions adopted at the General Meetings held during the year and the percentage of votes by which each resolution was passed:

A summary is given below of the resolutions adopted at the Annual General Meeting, 16th March 2012, along with the percentage of votes by which each was passed.

ITEM ONE.- Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits or losses. Approval of corporate management. All these refer to the year ending 31st December 2011.

Resolution One adopted by 99.54%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,149,163,842

•	Number of votes against: 13,135,570

•	Number of abstentions: 1,320,828

ITEM TWO.- Adoption of resolutions on re-election, ratification and appointment of members of the Board of Directors:

2.1. Re-election of Mr José Antonio Fernández Rivero

2.2. Re-election of Mr José Maldonado Ramos

2.3. Re-election of Mr Enrique Medina Fernández

2.4. Ratification and appointment of Mr Juan Pi Llorens

2.5. Appointment of Ms Belén Garijo López

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Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

Resolution 2.1 adopted by 99.39%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,144,350,520

•	Number of votes against: 18,437,410

•	Number of abstentions: 832,310

Resolution 2.2 adopted by 98.26%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,108,663,448

•	Number of votes against: 53,634,438

•	Number of abstentions: 1,322,354

Resolution 2.3 adopted by 98.67%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,121,364,356

•	Number of votes against: 40,616,014

•	Number of abstentions: 1,639,870

Resolution 2.4 adopted by 99.79%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,156,820,371

•	Number of votes against: 6,110,736

•	Number of abstentions: 689,133

Resolution 2.5 adopted by 99.79%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,156,979,931

•	Number of votes against: 5,895,247

•	Number of abstentions: 745,062

ITEM THREE.- Conferral of authority on the Board of Directors, pursuant to article 297.1.b) of the Corporate Enterprises Act, to increase share capital, over a five year period, up to a maximum amount corresponding to 50% of the Company’s share capital on the date of the authorisation, on one or several occasions, to the amount that the Board decides, by issuing new ordinary or preferred shares with or without voting rights or shares of any other kind permitted by law, including redeemable

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shares, expressly envisaging the possibility of incomplete subscription pursuant to article 311 of the Corporate Enterprises Act; conferring authority to amend article 5 of the Company Bylaws. Likewise, conferral of authority on the Board of Directors, under the terms and conditions of article 506 of the Corporate Enterprises Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Bank’s share capital.

Resolution Three adopted by 94.59%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 2,992,366,413

•	Number of votes against: 168,397,323

•	Number of abstentions: 2,856,504

ITEM FOUR.- Approve two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule:

4.1. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, on the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request the competent Spanish and non-Spanish authorities for the new shares to be listed for trading on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, on the SIBE electronic trading platform, and on the non-Spanish exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

Resolution 4.1 adopted by 99.69%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,153,824,607

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•	Number of votes against: 9,243,772

•	Number of abstentions: 551,861

Resolution 4.2 adopted by 99.69%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,153,849,636

•	Number of votes against: 9,218,743

•	Number of abstentions: 551,861

ITEM FIVE.- Confer authority on the Board of Directors, for a maximum period of 5 years, to issue securities convertible into and/or exchangeable for shares in the Company up to a maximum value of €12,000,000,000 (TWELVE BILLION EUROS), and authority to exclude or not exclude pre-emptive subscription rights as established in article 511 of the Corporate Enterprises Act; establish the terms and modalities of the conversion and the increase in share capital by the amount necessary, amending article 5 of the Company Bylaws where applicable.

Resolution Five adopted by 96.83%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,063,237,866

•	Number of votes against: 96,223,099

•	Number of abstentions: 4,159,275

ITEM SIX.- Adoption of resolutions on remuneration:

6.1. Approval of the modification of the settlement and payment system of the Multi-Year Variable Share Remuneration Programme for 2010/2011, approved by the General Meeting, 12th March 2010, in compliance with the requirements established to such effect under Royal Decree 771/2011, 3rd June.

6.2. Approve the conditions of a variable system of remuneration with BBVA shares for 2012 targeted at the management team, including executive directors and members of the senior management.

Resolution 6.1 adopted by 98.34%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,111,123,994

•	Number of votes against: 47,826,786

•	Number of abstentions: 4,669,460

Resolution 6.2 adopted by 96.25%:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,044,980,320

•	Number of votes against: 108,791,160

•	Number of abstentions: 9,848,760

ITEM SEVEN.- Bylaw amendments:

7.1. Approval of the amendment to the following articles in the Company Bylaws in order to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August: article 20. Notice of meeting (to include a new paragraph on the request for a supplement to the notice of meeting and new draft resolution proposals, pursuant to article 519 of the Corporate Enterprises Act); article 21. Form and content of the notice of meeting (to include the new measures for disseminating the announcement pursuant to article 516 of the Corporate Enterprises Act); article 29. Shareholders’ right to information (to include the possibility of requesting clarification regarding the information filed with the CNMV and the auditor’s report); article 31. Adoption of resolutions (to adapt it to articles 521 and 526 of the Corporate Enterprises Act); article 40. Board meetings and notice of meetings (to include a new paragraph on the calling of the meeting by one third of the directors pursuant to article 246.2 of the Corporate Enterprises Act); and article 41. Quorum and adoption of resolutions (to adapt it to article 247 of the Corporate Enterprises Act);

7.2. Approve the amendment of article 53 of the Company Bylaws on the Allocation of profit or losses (to eliminate sections a), b) and c) and to adapt to the provisions of article 273 of the Corporate Enterprises Act) and inclusion of a new article 33 bis Remuneration (regarding the directors’ remuneration system); and consequently, determination of the annual allocation.

Resolution 7.1 adopted by 99.87%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,159,480,363

•	Number of votes against: 3,527,518

•	Number of abstentions: 612,359

Resolution 7.2 adopted by 97.58%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,087,202,092

•	Number of votes against: 35,144,511

•	Number of abstentions: 41,273,637

ITEM EIGHT.- Approve the amendment of the following articles of the General Meeting Regulations to adapt them to the Corporate Enterprises Act, in the wording given under Act 25/2011, 1st August, and to adjust them to the wording of the Company Bylaws following the adoption of the previous resolution: article 5. Publication of the notice of meeting (to adapt it to articles 516, 517 and 518 of the

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Corporate Enterprises Act, regarding the means for disseminating the announcement; the content of the notice of meeting and the information to be published on the corporate website); article 6. Shareholders’ right to information prior to the General Meeting (to adapt it to article 29 of the Company Bylaws); article 8. Voting and proxies over means of remote communication (to adapt it to article 31 of the Company Bylaws, including improvements to the wording); article 9. Proxies for the General Meeting (to adapt it to article 522 of the Corporate Enterprises Act); article 10. Public call for proxy (to adapt it to articles 523 and 526 of the Corporate Enterprises Act); article 18. Organisation of General Meetings (to adapt it to article 29 of the Company Bylaws and article 520 of the Corporate Enterprises Act); article 19. Voting the resolution proposals (to include rules on the order of voting on the alternative proposals and on voting by financial intermediaries) and article 23. Publication of the resolutions (to include the publication of the outcome of the ballots); and inclusion of a new article 5 bis on the Supplement to the notice of meeting and new draft resolution proposals (to include the regulation of these rights in adaptation to article 20 of the Company Bylaws and article 519 of the Corporate Enterprise Act);

Resolution Eight adopted by 99.90%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,160,459,953

•	Number of votes against: 2,589,387

•	Number of abstentions: 570,900

ITEM NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2012.

Resolution nine adopted by 99.57%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,150,066,620

•	Number of votes against: 10,904,217

•	Number of abstentions: 2,649,403

ITEM TEN.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

Resolution Ten adopted by 99.90%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,160,492,915

•	Number of votes against: 2,565,393

•	Number of abstentions: 561,932

ITEM ELEVEN.- Consultative vote on the BBVA Board of Directors remuneration policy report.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Resolution Eleven adopted by 96.34%:

•	Number of votes issued: 3,163,620,240

•	Number of votes in favour: 3,047,766,938

•	Number of votes against: 107,681,557

•	Number of abstentions: 8,171,745

E.9. Indicate the number of shares, if any, that are required to be able to attend the General Meeting and whether there are any restrictions on such attendance in the bylaws.

YES

Number of shares necessary to attend the General Meeting	500

E.10. Indicate and explain the policies pursued by the company with reference to proxy voting at the General Meeting.

As indicated above, any shareholder entitled to attend maybe represented by another person, who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy.

Representation conferred to someone not eligible by law to act as proxy will be null and void; as will Proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by means of remote communication that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.

E.11. Indicate whether the company is aware of the institutional investors’ policy regarding whether or not to participate in the company’s decision making:

NO

E.12. Indicate the address and mode of access to the content on corporate governance on your website:

The corporate governance content is directly accessible at www.bbva.com/Shareholders and Investors/Corporate Governance

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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F - DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the Company follows the recommendations of the unified code on corporate governance. Should the Company not have complied with any of them, explain the recommendations, standards, practices and/or criteria that the company does apply.

1. The Bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9, B.1.22, B.1.23 and E.1, E.2

Compliant

2. When a dominant and a subsidiary company are publicly traded, the two should provide detailed disclosure on:

a) The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b) The mechanisms in place to resolve possible conflicts of interest.

See sections: C.4 and C.7

Not applicable

3. Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Meeting for approval or ratification. In particular:

a) The transformation of listed companies into holding companies through the process of subsidiarisation, ie, reallocating core activities to subsidiaries that were previously carried out by the holding company, even though the holding company retains full control of the subsidiaries;

b) Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate object;

c) Operations that effectively entail the company’s liquidation.

Compliant

4. Detailed proposals of the resolutions to be adopted at the General Meeting, including the information stated in Recommendation 28, should be made available at the same time as publication of the call to meeting.

Compliant

5. Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a) The appointment or ratification of directors, with separate ballot for each candidate;

b) Amendments to the Bylaws, with votes taken on all articles or groups of articles that are materially different

See sections: E.8

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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6. Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See sections: E.4

Compliant

7. The Board of Directors should perform its duties with unity of purpose and independent judgement, according all shareholders the same treatment. It should be guided at all times by the Company’s best interests and, as such, strive to maximise its value over time.

It should likewise ensure that the Company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Compliant

8. The Board should see its core mission as approving the Company’s strategy and authorising the organisational resources to carry it forward, and ensuring that management meets the objectives set while pursuing the Company’s interests and corporate object. As such, the Board in full should reserve the right to approve:

a) The Company’s general strategies and policies, and in particular:

i.	The strategy or business plan and the annual management and budgetary targets;

ii.	The investment and funding policy;

iii.	The definition of how the Group companies are structured:

iv.	The corporate governance policy;

v.	The corporate social responsibility policy;

vi.	The policy for senior managers’ remuneration and performance assessment;

vii.	The policy for controlling and managing risks, and the periodic monitoring of the internal information and oversight systems;

viii.	The dividend policy and the treasury-stock policy, especially their limits.

See sections: B.1.10, B.1.13, B.1.14 and D.3

b) The following resolutions:

i.	At the proposal of the Company’s Chief Executive Officer, the appointment and possible separation of senior managers from their posts, as well as their severance compensation clauses.

See section: B.1.14.

ii.	Directors’ remuneration and any additional remuneration to executive directors for executive responsibilities and other terms and conditions that their contracts must include.

See section: B.1.14.

iii.	The financial information that the Company, as a publicly traded company, must disclose periodically.

iv.	Investments and/or transactions of any kind, whose high value or special characteristics make them strategic, unless the General Meeting is tasked with approving them;

v.	The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the Group’s transparency.

c) Transactions between the Company and its directors, its significant shareholders and/or shareholders represented on the Board, and/or parties related to them (“related-party transactions”)

However, Board authorisation need not be required for related-party transactions that simultaneously meet the following three conditions:

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1. They are carried out under arms’ length contracts with standard terms and conditions, applicable en masse to a large number of customers;

2. They are carried out at market rates set in general by the supplier of the goods or services;

3. They are worth less than 1% of the Company’s annual revenues.

Related-party transactions should only be approved on the basis of a favourable report from the Audit Committee or any other Committee entrusted with such a report; and the directors involved should neither vote nor delegate their votes, and should withdraw from the meeting room while the Board deliberates and votes.

The above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full Board.

See sections: C.1 and C.6

Compliant

9. In the interests of maximising effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members.

See section: B.1.1

Compliant

10. External, proprietary and independent directors should occupy an ample majority of Board places, while the number of executive directors should be the minimum required to deal with the complexity of the corporate group and reflect the ownership interests they control.

See sections: A.2, A.3, B.1.3 and B.1.14

Compliant

11. If any external director cannot be considered a proprietary or an independent director, the company should disclose this circumstance and the affiliations between the director and the company or its senior officers, or its shareholders.

See section: B.1.3.

Compliant

12. Amongst external directors, the ratio between the number of proprietary and independent directors should reflect the percentage of shares held by the company that the proprietary director represents and the remaining share capital.

This strict proportionality can be attenuated so the percentage of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large-cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested in absolute terms.

2. In companies with a plurality of shareholders represented on the board but not otherwise related to each other.

See sections: A.2, A.3 and B.1.3

Compliant

13. Independent directors should account for at least one third of the total number of seats.

See section: B.1.3.

Compliant

14. The Board should explain the type of each directorship to the General Meeting that must appoint the director or ratify their appointment. This should be confirmed or reviewed each year in the annual report on

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corporate governance, after verification by the Appointments Committee. Said report should also disclose the reasons for the appointment of proprietary directors at the behest of shareholders controlling less than 5% of capital; and it should explain any rejection of a formal request for a Board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a Proprietary directorship.

See sections: B.1.3 and B.1.4

Compliant

15. If there are few or no female directors, the Board should explain the reasons and the initiatives adopted to correct the situation. In particular, the Appointments Committee should take steps to ensure that, when vacancies arise:

a) The procedure for filling board vacancies has no implicit bias that hinders the selection of female directors;

b) The company makes a conscious effort to seek and shortlist women with the sought-after professional profile.

See sections: B.1.2, B.1.27 and B.2.3

Compliant

16. The Chairman, who is responsible for the efficient operation of the Board, shall ensure that the directors receive sufficient prior information for the meetings: encourage directors to debate and participate actively in the Meetings, safeguarding their freedom to take their own stance and express their own opinion. He/she should organise and coordinate periodic assessment of the Board with the Chairs of the relevant Committees and with the Bank’s managing director or Chief Executive Officer, when this is not also the Chairman.

See sections: B.1.42.

Compliant

17. That, when the Chairman of the Board is also the Chief Executive Officer in the company, one of the independent directors be empowered to request Board Meetings be held and/or the inclusion of new items on the agenda; to coordinate and voice the concerns of external directors; and to direct the Board’s evaluation of its Chairman.

See section: B.1.21.

Explain

Article 5 of the Board Regulations establishes that the Chairman of the Board will also be the Bank’s Chief Executive Officer unless the Board resolves to separate the posts of Chairman and Chief Executive Officer on the grounds of the Company’s best interests. However BBVA has a system of Corporate Governance that establishes effective mechanisms to avoid the concentration of power in one sole individual and guarantees an effective control and efficient supervision of the Bank’s executives. These include:

•

As provided for in the Bank’s Company Bylaws, BBVA has a President & Chief Operating Officer that holds the broadest powers delegated by the Board. He is empowered to manage and represent the Company in keeping with the post. The heads of all Business Areas of the Company and of some of the Supporting Areas immediately below the President & COO’s office in the organisation, report to the President & COO, who in turn reports directly to the Board of Directors each month on the Company’s performance

•

The BBVA Board of Directors comprises an ample majority of independent directors, allowing an appropriate balance between the oversight and control duties of the corporate bodies. Pursuant to the Board Regulations, any director may request the inclusion of items on the agenda that they deem advisable

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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for the interests of the Group. Article 18 of the Board Regulations also establishes the possibility that if those directors that represent one quarter of the Board members appointed at any time so wish, they may request a Board Meeting be held.

•	BBVA has an Executive Committee, mainly comprising external directors with the following authority:

To formulate and propose general policy guidelines, the criteria for setting targets and preparing programmes, examining the proposals put to it in this regard, evaluating and approving the actions and results of any direct or indirect activity carried out by the Entity; to determine the volume of investment in each individual activity; to approve or reject transactions, determining methods and conditions; to arrange inspections and internal or external audits of all the Entity’s areas of operation; and in general to exercise the authority conferred on it by the Board of Directors.

The BBVA Executive Committee meets every two weeks and reports directly to the Chief Risk Officer, the Chief Financial Officer and the heads of the Business Areas. It performs executive duties including the approval of specific transactions, establishing risk limits and proposing policy. It also has oversight duties such as the analysis of the Bank’s activity and earnings prior to Board meetings, the analysis of share performance, market situations and liquidity, credit and market risk management.

To better perform its duties with respect to management oversight and key issues such as the management of risks, remuneration, appointments and reviews of financial situations, the Board has brought in support from various Committees, including the Audit & Compliance Committee, Appointments Committee, Remuneration Committee and the Risks Committee. These Committees assist the Board on those issues that correspond to matters within its remit. Their composition and organisational standards and operation are detailed in section B.2.3 below.

These specialist Committees only comprise external directors, the majority of whom are independent (the Audit & Compliance Committee and the Risks Committee are wholly comprised of independent directors and the Appointments Committee and Remuneration Committee have a majority of independent directors).

Likewise, all the Chairs of the Committees are independent directors that decide the agenda for the corresponding Committees, call meetings and have direct access to the Bank’s executives.

The structure and organisation of the managing bodies, together with the high number of independent directors comprising the Board and its Committees, alongside the operational system of the Board (based on specialist assistance on the most relevant issues from Board Committees that operate under a system independent of the Bank’s executives, setting their own agendas, calling the Bank executives to meetings as necessary and accessing all information required for the decision-making process), guarantees a System of Corporate Governance that properly combines all its elements to avoid the accumulation of powers in one sole individual.

18. The Secretary should ensure that the Board’s actions:

a) Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulators;

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b) Comply with the Company Bylaws and the Regulations of the General Meeting, the Board of Directors or others;

c) Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Company Secretary, his or her appointment and removal should be proposed by the Appointments Committee and approved by a full Board meeting; and that these appointment and removal procedures are spelled out in the Board’s regulations.

See section: B.1.34.

Compliant

19. The Board shall meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29.

Compliant

20. Directors should keep their absences to the bare minimum. Absences should be quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30

Compliant

21. When directors or the Company Secretary express concerns about some proposal or, in the case of directors, about the Company’s performance, and such concerns are not resolved at the Meeting, the person expressing them may request they be recorded in the minutes.

Compliant

22.	The Board in full should evaluate the following points on a yearly basis:

a) The quality and efficiency of the Board’s operation;

b) Starting from a report submitted by the Appointments Committee, how well the Chairman and Chief Executive Officer have carried out their duties;

c) The performance of its Committees on the basis of the reports furnished by such Committees.

See section: B.1.19.

Compliant

23. All directors should be able to exercise their right to receive any additional information they require on matters within the Board’s remit. Unless the Bylaws or Board Regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary of the Board.

See sections: B.1.42.

Compliant

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24. All directors should be entitled to call on the Company for the advice and guidance they need to perform their duties. The Company should provide suitable channels for the exercise of this right. Under special circumstances it could include external assistance at the Company’s expense.

See section: B.1.41

Compliant

25. Companies should organise induction programmes for new directors to acquaint them rapidly and sufficiently with the workings of the Company and its corporate governance rules. Directors should also be offered refresher programmes when circumstances so advise.

Compliant

26. Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a) The directors must inform the Appointments Committee of their other professional obligations, in case these interfere with the dedication required to perform their duties.

b) Companies should lay down rules about the number of directorships their Board members can hold.

See sections: B.1.8, B.1.9 and B.1.17

Compliant

27. The proposal for the appointment or renewal of directors which the Board submits to the General Meeting, as well as provisional appointments by co-option, should be approved by the Board:

a) At the proposal of the Appointments Committee for independent directors;

b) On the basis of a report by the Appointments Committee for all other directors.

See sections: B.1.2

Compliant

28. Companies should publish the following director particulars on their website and keep them permanently updated:

a) Professional experience and background;

b) Directorships held in other companies, listed or otherwise;

c) An indication as to whether the directorship is executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or to whom they are affiliated;

d) The date of their first and subsequent appointments as a company director; and

e) Shares and/or share options held in the company.

Compliant

29. Independent directors should not stay on as such for a continuous period of more than 12 years.

See section: B.1.2

Explain

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BBVA considers that the years over which the directors remain on the Board should not, in themselves, constrain the independence of those directors. Rather, their independence should be analysed taking into account all the circumstances that may be relevant for each directorship.

To such ends, the independence of the directors is reviewed each year by the Appointments Committee, which analyses all the circumstances that might affect their status as independents, pursuant to article 1 of the Board Regulations. After its analysis in 2012, the Appointments Committee confirmed the independence of all the independent directors. This is expressly stated in this Corporate Governance Report.

The above notwithstanding, 50% of the seats on BBVA’s Board of Directors are occupied by directors whose term of office is not more than 12 years.

30. Proprietary directors must resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of such proprietary directors should be reduced accordingly.

See sections: A.2, A.3 and B.1.2

Compliant

31. The Board of Directors must not propose the removal of independent directors before the expiry of their term in office pursuant to the Company Bylaws, except where due cause is found by the Board, based on a report from the Appointments Committee. In particular, due cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disbarment grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections: B.1.2, B.1.5 and B.1.26

Compliant

32. Companies should establish rules obliging directors to inform the Board of any circumstance that might undermine the organisation’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent proceedings.

If a director is indicted or tried for any of the crimes stated in article 124 of the Companies Act, the Board should examine the matter as soon as possible and, in view of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections: B.1.43, B.1.44

Compliant

33. All the directors should clearly express their opposition when they consider that a resolution submitted to the Board may not be in the Company’s best interest. More specifically, independent directors and other directors not affected by the potential conflict interest should do this when the Board is deliberating resolutions that may prejudice shareholders not represented on the Board.

When the Board adopts material or reiterated resolutions on issues about which a director has expressed serious reservations, said director must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This Recommendation should also apply to the Secretary of the Board, even if the secretary is not a director.

Compliant

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34. If leaving office before the end of its term, the director should explain the reasons in a letter sent to all board members. Whether or not such resignation is filed as a significant event, the reasons for leaving must be explained in the Annual Corporate Governance Report.

See section: B.1.5.

Compliant

35. The Company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a) Amount of the fixed components, itemised where applicable, for fees for attending the Board and its Committee meetings and an estimate of the fixed annual remuneration ensuing on this.

b) Variable remuneration items, including, in particular.

i) The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.

ii) Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

iii) The main parameters and grounds for any system of annual bonuses or other, non cash benefits; and

iv) An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c) The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost;

d) Conditions that the contracts of executive directors in senior management must respect, including:

i) Duration

ii) Notice periods; and

iii) Any other clauses covering hiring bonuses, as well as indemnities or ring-fencing in the event of early termination or rescission of the contractual relationship between company and executive director.

See section: B.1.15.

Compliant

36. Remuneration comprising the delivery of shares in the Company or other companies in the group, share options or other share-indexed instruments, payments indexed to the Company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their term of office.

See section: A.3 and B.1.3

Compliant

37. External directors’ remuneration should sufficiently compensate them for the dedication, qualifications and responsibilities that the post entails; but should not be so high as to compromise their independence

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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38. Deductions should be made to remuneration linked to Company earnings, for any qualifications stated in the external auditor’s report that reduce such earnings.

Compliant

39. In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the Company’s sector, atypical or exceptional transactions or circumstances of this kind.

Compliant

40. The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the Board has approved for the current year with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will highlight the most significant changes in these policies compared to those applied during the year prior to that put before the General Meeting. It will also include a global summary of how the remuneration policy was applied during said prior year.

The Board should also report to the General Meeting on the role of the Remuneration Committee in designing the policy, and identify any external advisors engaged.

See section: B.1.16.

Compliant

41. The Notes to the Annual Accounts should list individual directors’ remuneration in the year, including:

a) Itemisation of each company director’s remuneration, to include where appropriate:

i) Attendance fees and other fixed payments for directorship;

ii) Additional remuneration for acting as Chairman or member of a Board Committee;

iii) Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

iv) The payments made to any director’s defined-benefit pension scheme; or increase in the director’s vested rights when linked to contributions to defined-benefit schemes:

v) Any severance packages agreed or paid;

vi) Any remuneration they receive as directors of other companies in the group;

vii) The remuneration executive directors receive in respect of their senior management posts;

viii) Any kind of remuneration other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b) A breakdown of shares, share options or other share-based instruments delivered to each director, itemised by:

i) Number of shares or options awarded in the year, and the terms set for exercising the options;

ii) Number of options exercised in the year, specifying the number of shares involved and the exercise price;

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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iii) Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

iv) Any change during the year in the conditions for exercising previously awarded options.

c) Information on the relationship in the previous year between the remuneration obtained by executive directors and the company’s earnings or any other measure of performance.

Compliant

42. When the Company has an Executive Committee, the breakdown of its members by director category should be similar to that of the Board itself. The Secretary of the Board should also act as secretary to the Executive Committee.

See sections: B.2.1. and B.2.6

Compliant

43. The Board should be kept fully informed of the business transacted and resolutions adopted by the Executive Committee. To this end, all Board members should receive a copy of the Committee’s minutes.

Compliant

44. In addition to the Audit Committee required under the Securities Exchange Act, the Board of Directors should form a Committee, or two separate Committees, for Appointments and Remuneration.

The rules governing the composition and operation of the Audit Committee and the Committee(s) for Appointments and Remuneration should be set forth in the Board Regulations, and include the following:

a) The Board of Directors should appoint the members of such Committees with regard to the knowledge, skills and experience of its directors and the terms of reference of each Committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first full Board Meeting following each meeting;

b) These Committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior management may also attend meetings at the Committees’ express invitation.

c) These Committees should be chaired by an independent director.

d) They may engage external advisors, when they deem this necessary for the discharge of their duties.

e) Meeting proceedings should be minuted and a copy sent to all Board members.

See sections: B.2.1 and B.2.3

Compliant

45. The supervision of compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Appointments Committee or, as the case may be, separate Compliance or Corporate Governance Committees.

Compliant

46. All members of the Audit Committee, particularly its Chair, should be appointed with regard to their knowledge and background in accounting, auditing and risk management.

Compliant

47. Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Compliant

48. The head of internal audit should present an annual work programme to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Compliant

49. The oversight and risk management policy should specify at least:

a) The different types of risk (operational, technological, financial, legal, reputational, etc) the Company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b) The level of risk that the Company considers acceptable;

c) The measures established to mitigate the impact of the risks identified, should they materialise;

d) The internal oversight and reporting systems that will be used to control and manage said risks, including contingent liabilities and off-balance-sheet risks.

See sections: D

Compliant

50. The Audit Committee’s role should be:

1. With respect to internal control and reporting systems:

a) To supervise the process of drawing up the financial information and its integrity for the Company and its group, reviewing compliance with regulatory requirements, suitable scope of the consolidation perimeter and the correct application of accounting principles.

b) To periodically review the systems of internal risk management and oversight to ensure the main risks are identified, managed and sufficiently well known.

c) To ensure the independence and efficacy of the internal audit; propose the selection, appointment, re-election and severance of the internal audit officer; propose the budget for the internal audit service; receive periodic information on their activities; and verify that the senior management pay due heed to the conclusions and recommendations of their reports.

d) To establish and supervise a mechanism that enables employees to confidentially and, if this is deemed appropriate, anonymously communicate irregularities they notice within the company that may be of potential importance, especially financial and accounting irregularities.

2. With respect to the external auditor:

a) To put to the board the proposals for selection, appointment, re-election and substitution of the external auditor and the terms and conditions of engagement.

b) To receive regular information from the external auditor on the audit plan and the outcome of its execution, verifying that the senior management takes due heed of its recommendations;

c) To ensure the independence of the external auditor, to which end:

i) The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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ii) Also to ensure that the Company and the external auditor respect prevailing standards on the provision of services other than auditing, the limits on concentration of the auditor’s business and, in general, other standards established to guarantee auditor’s independence;

iii) Should the external auditor resign, to examine the circumstances leading to the resignation.

d) In groups, to help the group auditor take responsibility for auditing the companies belonging to it.

See sections: B.1.35, B.2.2, B.2.3 and D.3

Partially compliant

The BBVA Audit & Compliance Committee Regulations establish broad-ranging powers with respect to the internal audit, which are detailed in section B.2.2 of this Report. These include ensuring the independence and efficacy of the internal audit function and being apprised of the appointment and severance of the head of the internal audit service. However, its duties do not include proposing the selection of the head of the service or its budget, as this is considered an integral part of the Bank’s overall organisation.

51. The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Compliant

52. The Audit Committee should prepare information on the following points from Recommendation 8 for input to Board decision-making:

a) The financial information that the company, as a publicly traded company, must disclose periodically. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b) The creation or acquisition of shares in special-purpose entities or entities domiciled in countries or territories considered tax havens, and any other transactions or operations of an analogous nature whose complexity could undermine the group’s transparency.

c) Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections: B.2.2. and B.2.3

Compliant

53. The Board of Directors shall try to avoid the accounts it has filed being presented to the General Meeting with reservations and qualifications. When this is not possible, both the chair of the Audit Committee and the auditors must clearly explain the content and scope of discrepancies to the markets and shareholders.

See section: B.1.38.

Compliant

54. The majority of Appointments Committee members – or Appointments & Remuneration Committee members should this be one sole Committee – should be independent directors.

See section: B.2.1.

Compliant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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55. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Evaluate the balance of skills, knowledge and experience required on the Board, define the roles and capabilities required of the candidates to fill each vacancy accordingly, and decide the time and dedication necessary for them to properly perform their duties.

b) Examine or organise, in the manner it deems suitable, the succession of the Chairman and the Chief Executive Officer and put corresponding proposals to the Board for an orderly, well-planned succession.

c) Report on the senior officer appointments and removals that the Chief Executive Officer proposes to the Board.

d) Report to the Board on the gender diversity issues discussed in Recommendation 14 of this Code.

See sections: B.2.3.

Compliant

56. The Appointments Committee shall consult with the Company Chairman and the Chief Executive Officer with respect to matters related to executive directors.

Any Board member may suggest potential directorship candidates to the Appointments Committee for is consideration.

Compliant

57. The Appointments Committee should have the following duties in addition to those stated in earlier recommendations:

a) Make proposals to the Board of Directors regarding:

i) The policy for directors’ and senior managers’ remuneration;

ii) The individual remuneration and other contractual conditions of executive directors;

iii) The core conditions for senior officer employment contracts.

b) Oversee compliance with the remuneration policy set by the Company.

See sections: B.1.14 and B.2.3

Compliant

58. The Appointments & Remuneration Committee shall consult with the Company Chairman and the Chief Executive Officer, especially with respect to matters related to executive directors and senior managers.

Compliant

G - OTHER INFORMATION OF INTEREST

List and explain below the contents of any relevant principles or aspects of corporate governance applied by the Company that have not been covered by this Report.

It is stated that the data in this Report refer to the year ending 31st December 2012, except in those cases when another date of reference is specifically stated.

Further to Section A.2, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV, as international custodial/depositary banks, on 31st December 2012, held 7.214%, 6.719% and 4.898% of the BBVA share capital, respectively. Among the positions held by the custodians, the existence of individual shareholders with direct or indirect holdings of 3% or over of the BBVA share capital has not been notified.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Filings of significant holdings to CNMV: In 2010, Blackrock Inc. filed a report to the CNMV (Securities Exchange Commission) stating that as a consequence of the acquisition of the Barclays Global Investors (BGI) business, it now had an indirect holding of 4.45% of the BBVA share capital, through the company Blackrock Investment Management.

Further to the information in section A.3: pursuant to the instruction of CNMV Circular 4/2007, no indirect owner of shareholdings has been identified among the Board members as no director has more than a 3% holding, nor are any of them residents in tax havens.

The following “rights over shares” of BBVA executive directors are included: 1) The deferred shares pending payment under the Multi-Year Variable Share Remuneration Programme for 2010/2011 (35,000 shares in 2013, 2014 and 2015 for the Chairman & CEO, and 30,000 shares in 2013, 2014 and 2015 for the President & COO) 2) The deferred shares pending payment under the Variable Share Remuneration System for 2011 (51,826 shares in 2013, 2014 and 2015 for the Chairman & CEO, and 32,963 shares in 2013, 2014 and 2015 for the President & COO); and 3) The units allocated under the Variable Share Remuneration System for 2012 (155,000 units for the Chairman & CEO and 117,000 for the President & COO). See details on how both operate and their system for settlement and payment in the supplement to section B.1.11.

Further to the information in section A.8: regarding earnings from treasury-stock trading, rule 21 of Circular 4/2004 and IAS 32 (paragraph 33) expressly prohibit the recognition in the income statement of profits or losses made on transactions carried out with treasury stock, including their issue and redemption. Said profits and losses are directly booked against the Company’s net assets. In the chart of significant changes, in the section on the date of disclosure includes the date of the CNMV incoming register of Annexes VI of communications with treasury stock. The capital gain on treasury stock shown in section A.8 is expressed in thousand euros.

Further to section B.1.3: Mr Francisco González Rodríguez was appointed as a BBVA director by the BBV and Argentaria Merger General Meetings, 18th December 1999. The Board, pursuant to article 3 of the Board Regulations, resolved on 29th September 2009, with a favourable report from the Appointments & Remuneration Committee, to co-opt Ángel Cano as Board member and President & Chief Operating Officer. Both Mr González and Mr Cano were later re-elected by the General Meeting, 12th March 2010, at the proposal of the Board and following a favourable report from the Appointments & Remuneration Committee. José Maldonado was appointed as a BBVA director at the BBV and Argentaria Merger General Meetings, 18th December 1999, and re-elected at the BBVA General Meeting, 16th March 2012, at the proposal of the Board and following a favourable report from the Appointments Committee, pursuant to section B.1.19.

Further to section B.1.7.: Mr Ángel Cano is director in substitution of Mr Francisco González on the Mexican companies of the BBVA Group, Grupo Financiero BBVA Bancomer, S.A. de CV and BBVA Bancomer, S.A.

Further to sections B.1.11 and B.1.14, an itemised list of remuneration for each of BBVA’s directors in 2012 is given below, showing each item and also the pension obligations that the Bank has for each director (Note 56 of the BBVA Consolidated Annual Accounts).

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Remuneration and other benefits to the Board of Directors and members of the Bank’s Management Committee

•	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors during 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López (2)	107	—	24	—	—	—	131
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte	129	—	71	—	41	43	284
Total	1,523	667	488	642	265	278	3,863

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

•	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in 2012 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total Cash (2)	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	1,966	1,000	2,966	155,479
President and COO	1,748	636	2,384	98,890
Total	3,714	1,636	5,350	254,369

(1)	These amounts correspond to Variable Annual Remuneration for 2011 and received in 2012. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on the Incentive for the executive team of the BBVA Group, whose settlement and payment conditions are detailed below.
(2)	In addition, the executive directors were paid remunerations in kind and in other forms in 2012 for a total amount of €36 thousand, of which €12 thousand correspond to the Chairman and CEO and €24 thousand to the President and COO.

In 2012 the executive directors received the fixed remuneration corresponding to that year and 50% of the Annual Variable Remuneration in cash and shares for 2011, under the settlement and payment system agreed by the AGM held on March 11, 2011.

This settlement and payment system for the Annual Variable Remuneration (“Settlement and Payment System”) is applied to all categories of employees who carry out professional activities with a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

•	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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•	Payment of 50% of the variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

•

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

•

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

•	Deferred part of the Variable Remuneration for 2011

Under the Settlement and Payment System, payment of the remaining 50% of the Annual Variable Remuneration of the executive directors for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, on 2013 the executive directors will be paid €364,519 and 51,826 shares in the case of the Chairman and CEO, and €231,848 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing an amount of €333,244 and 51,826 BBVA shares in the case of the Chairman and CEO, and €211,955 and 32,963 BBVA shares in the case of the President and COO.

•	Annual Variable Remuneration for 2012

At the close of 2012, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined by applying the conditions established by the AGM. Thus, in the first quarter of 2013, the executive directors will receive 50% of this remuneration, amounting to €785,028 and 108,489 BBVA shares in the case of the Chairman and CEO and €478,283 and 66,098 BBVA shares in the case of the President and COO. Payment of the remaining 50% has been deferred for a 3-year period. In the first quarter of 2014, 2015 and 2016, the Chairman and CEO will be paid €261,676 and 36,163 BBVA shares, while the President and COO will receive €159,428 and 22,032 BBVA shares.

Payment of the deferred part of the Annual Variable Remuneration for 2012 is subject to the conditions set out in the Settlement and Payment System established in accordance with the resolution adopted by the AGM.

As of December 31, 2012, these amounts were recognized under the heading “Other liabilities - Accrued interest” of the consolidated balance sheet.

•	Remuneration of the members of the Management Committee (*)

The remuneration paid in 2012 to the members of BBVA’s Management Committee amounted to a total of €8,563 in fixed remuneration and €3,142thousand and 485.207 BBVA shares in variable remuneration.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €729 thousand, in 2012.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The amounts received as variable remuneration in 2012 amount to 50% of the Annual Variable Remuneration for 2011 for this group, under the Settlement and Payment System approved by the AGM in March 2011.

Payment of the remaining 50% of the Annual Variable Remuneration for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, after the corresponding update, in 2013 the members of the Management Committee as a whole will be paid €1,120thousand and 158,214 BBVA shares. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015, each third representing the amount of €1,024 thousand and 158,214 BBVA shares.

(*)	This section includes aggregate information on the members of the Management Committee who held this position as of December 31, 2012 ( 13 members, including the deferments pending for the members of the Management Committee who joined in 2012 ), excluding the executive directors.

•	Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, in 2012 the executive directors and remaining members of the Management Committee received 50% of the shares due to them under the settlement of the Program, i.e. 105,000 BBVA shares for the Chairman and CEO, 90,000 BBVA shares for the President and COO and 329,000 shares for all the remaining members of the Management Committee.

The remaining 50% of the shares resulting from the settlement of the “2010-2011 ILP” corresponding to the executive directors and the rest of the members of the Management Committee have been deferred, to be paid out in thirds in 2013, 2014 and 2015. As a result, in 2013 the executive directors will be paid as follows: 35,000 shares for the Chairman and CEO and 30,000 shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13,000 in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred, so that the Chairman and CEO will be paid 35,000 shares and the President and COO will receive 30,000 shares in the first quarter of 2014 and 2015.

The rest of the members of the Management Committee will receive 106,998 shares in 2013, in addition to €45 thousand resulting from the corresponding update. Delivery to this group of the remaining two-thirds of the deferred shares for 2014 and 2015 has been deferred.

•	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The number of “theoretical shares” allocated in 2012 to the non-executive directors who are beneficiaries of the deferred share distribution system, corresponding to 20% of the total remuneration received by each in 2011, is as follows:

	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao Garcia-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodriguez Vidarte	8,445	39,484
Total	102,264	433,471

•	Pension commitments

Under rule 78 of IAS 19, at the close of 2012 the situation in the high-quality corporate bond markets required an update of the interest rates used by the entities to discount post-employment benefits. Without changing the commitments assumed by the Bank, this has resulted in an increase in the amount of the provisions needed to cover them and the amounts to be provisioned in 2012.

Thus, the provisions registered as of December 31, 2012 for pension commitments to the President and COO amount to €22,703 thousand. Of this amount, under current accounting regulations, €1,701 have been provisioned in 2012 against earnings and €4,307 thousand against equity in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. As of that date there are no further pension commitments with the executive directors.

As for the rest of the members of the Management Committee, the provisions registered as of December 31, 2012 for pension commitments amount to €80,602 thousand. Of this amount, under current accounting regulations, €13,077 thousand have been charged in 2012 against earnings and €17,347 thousand against equity in order to adapt the aforementioned interest rate assumption.

Also, €117 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

•	Termination of the contractual relationship

There were no commitments as of December 31, 2012 for the payment of compensation to executive directors.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before he reaches the age of 55, or 85% after that age.

In 2012, one member of the Management Committee left the Group, as a result of which he received a payment of €1,302 thousand.

The table in section B.1.11 on Share Options includes the value of the shares vesting to executive directors in 2012 following the settlement and delivery of 50% of the 2011 Annual Variable Remuneration, and the settlement of the Variable Remuneration in Shares Programme for 2010/2011. This was 254,369 shares from the 2011 Annual Variable Remuneration and 195,000 from the Variable Remuneration in Shares Programme for 2010/2011. None of these shares may be availed for one year as of their vesting date. The valuation of the shares was made at their price on their vesting date (€6.87 for shares under the Variable Remuneration System and €5.92 for shares under the Variable Remuneration in Shares Programme for 2010/2011).

Further to Section B.1.12: during 2012 there have been some changes in the compositions of the Management Committee:

1) On 16th May 2012, Juan Asúa, then Director of the Spain & Portugal Area, was appointed as the chief officer in the Corporate & Investment Banking Area (CIB), replacing José Barreiro, who left the Group on that date. Jaime Saenz de Tejada was simultaneously appointed as Director of the Spain & Portugal Area and member of the Management Committee.

2) On 16th July 2012, Ignacio Deschamps was appointed to head a new Area (Retail Banking), which merged the previous Global Retail and Business Banking Area (GRBB), headed by José María García Meyer-Dohner, who left the Group on this date, with the South America Area, headed by Vicente Rodero, who was appointed to run Bancomer, taking on the posts of Chairman and Chief Executive Officer.

3) On 6th November 2012, Ricardo Gómez Barredo, Director of Global Accounts and Management Information, was appointed as a new member on the Management Committee.

Finally, with effects as of 1st January 2013, Ignacio Moliner was appointed as a new Director of the Communication & Brand Area, replacing Gregorio Panadero, and occupying his seat on the Management Committee.

Further to Section B.1.16: as stated in the Remuneration Report, the Committee and the Board has been advised by the in-house BBVA services and the market information facilitated by one of the global consultancy firms regarding the compensation of directors and senior management, Towers Watson.

Further to Section B.1.21: pursuant to the Board Regulations, any director may request that the Board agenda include matters they deem advisable for the corporate interest. Moreover, article 18 of the Board Regulations also establishes the possibility that directors representing at least one quarter of the board members appointed at any time may request a Board of Directors meeting be held.

Further to section B.1.29 and section B.2.3: the Risks Committee held 46 meetings during 2012.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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With regard to section B.1.31: as BBVA shares are listed on the New York stock exchange, it is subject to the supervision of the Securities & Exchange Commission (SEC) and thus, in compliance with the Sarbanes Oxley Act (SOA) and its implementing regulations, each year the Chairman & CEO, President & COO and the executive tasked with preparing the accounts sign and submit the certificates described in sections 302 and 906 of the SOA, related to the content of the annual financial statements. These certificates are contained in the annual registration statement (20-F) the Company files with this authority for the official record.

Further to Section B.1.40 and section C.5, and pursuant to article 229.2 of the Corporate Enterprises Act, on 31st December 2012, parties related to the members of the Bank’s Board of Directors held 135,982 shares in Banco Santander, S.A., 4,500 shares in Bank of America Corporation, 414 shares in Banco Español de Crédito S.A. (Banesto) and 3 shares in Bankinter, S.A.

With respect to the duties of the Audit & Compliance Committee set forth in section B.2.2, under the Audit Committee Regulations, the Committee’s duties include ensuring that the Internal Audit department has the means and resources required, with enough personnel, material elements, systems, procedures and operating manuals to perform its duties in the Group and that it will be apprised of any obstacles that may have arisen to the performance of its duties. It will analyse and, where appropriate, approve the Annual Internal Audit Plan, as well as those other additional occasional or specific plans that have to be put in place on account of regulatory changes or Group business organisational needs. It will be apprised of the extent to which the audited units have complied with the corrective measures recommended by the Internal Audit in previous audits, and any cases that might pose a relevant risk for the Group will be reported to the Board. The Committee will be informed of any material irregularities, anomalies or breaches that Internal Audit detects in the course of its actions, material being construed as any that may cause a significant and material impact or damage to the Group’s net worth, results or reputation. The Internal Audit department will judge such nature at its discretion and, in case of doubt, must report the matter. It will also be apprised of and issue an opinion on the appointment or substitution of the head of Internal Audit, although it does not approve his or her appointment or propose the budget for the Internal Audit department.

Further to section C (Related-party transactions), see Note 55 to the BBVA 2012 consolidated annual financial statements.

Further to Section C.1: article 10 of the Board Regulations deals with issues related to related-party transactions. It establishes the following:

The Board of Directors will be apprised of the transactions between the Company and its directors, its significant shareholders and/or shareholders represented on the Board, and/or parties related to them.

The execution of such transactions will require urgent authorisation from the Board of Directors or the Executive Committee, based on a favourable report from the Audit & Compliance Committee, unless they are credit risk transactions, which will be governed by their own specific standards.

No Board authorisation will be required for related-party transactions that amount to no more than 1% of the Company’s annual revenues, when these are conducted under contracts with standard terms and conditions applicable in block to many customers and at prices or rates established in a general manner, or whose terms and conditions are an extension of those applicably to Bank staff in general, or are agreed under procedures guaranteeing competition, unless they are credit risk transactions, which will be governed by their own specific standards.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Further to section D.2: detailed information on the BBVA Group’s risk exposure is given in the BBVA Annual Report and in the BBVA Management Report, which includes the most noteworthy data.

Regarding Recommendation 45 in Section F on corporate governance: article 30 of the Board Regulations empowers the Audit Committee to oversee the internal Code of Conduct on the Securities Markets. Article 27 of the Board Regulations empowers the Executive Committee to assess the Bank’s corporate governance system. It will analyse this as a function of the Company’s performance over time and the impact of any regulations that may be established, and recommendations on best market practices adapted to the real conditions of its business.

During 2011, the BBVA Board of Directors approved the Bank’s adhesion to the Code of Best Tax Practices (Código de Buenas Prácticas Tributarias) approved by Foro de Grandes Empresas in the wording proposed by the State Tax Administration Agency (AEAT). During this year, it has been compliant with the contents of this Code.

This section may include any other relevant information, clarification or detail related to previous sections of the report insofar as they are relevant and not reiterative.

Specifically indicate whether the Company is subject to corporate governance legislation from any country other than Spain and, if so, include the compulsory information to be provided when different from that required by this report.

Binding definition of independent director:

Indicate whether any of the independent directors has or has had any relationship with the Company, its significant shareholders and/or its executives which, if sufficiently significant, would have meant that the director could not be considered independent under the definition given in section 5 of the unified code of good governance:

NO

Date and signature:

This Annual Report on Corporate Governance has been approved by the Company’s Board of Directors on

31/JAN/2013

Indicate whether any members have voted against or abstained with respect to the approval of this report.

NO

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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ADDITIONAL INFORMATION FURTHER TO THE CONTENT OF THE ANNUAL BANCO BILBAO VIZCAYA ARGENTARIA S.A. CORPORATE GOVERNANCE REPORT, REQUIRED UNDER ARTICLE 61 BIS OF THE SECURITIES EXCHANGE ACT

This section includes additional information further to the content of the Annual Corporate Governance Report, required under article 61 bis of Act 24/1988 on Securities Exchanges.

This content is not included in the prevailing form used for the Annual Corporate Governance Report approved by the CNMV Circular 4/2007, 27th December, which is still in force, and is thus attached as additional information in this Annex to that Report.

Securities not traded on a regulated EU exchange, indicating, where applicable, the different classes of shares and, for each class of shares, the rights and obligations they confer and the percentage of total share capital they represent:

All the shares in BBVA’s capital bear the same voting and economic rights. There are no distinct voting rights for any shareholder. There are no shares that do not represent capital.

BBVA shares are traded on the SIBE electronic trading platform of the Spanish securities exchanges and on the London and Mexico markets. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also traded on the Lima Exchange (Peru) under an exchange agreement between both markets.

Additionally, at 31st December 2012, the shares of BBVA Banco Continental, S.A.; Banco Provincial S.A.; BBVA Colombia, S.A.; BBVA Chile, S.A.; BBVA Banco Francés, S.A. and AFP Provida were traded on their respective local securities markets, and the BBVA Banco Francés, S.A. and AFP Provida shares were also traded on the New York Stock Exchange. BBVA Banco Francés, S.A. is also traded on the Latibex market of the Madrid securities exchange.

Any restriction on the transferability of the securities and any restriction on voting rights.

This information is included under section A.10 of the 2012 Annual Corporate Governance Report of Banco Bilbao Vizcaya Argentaría, S.A.

There are no legal or Bylaw restrictions on the free acquisition or transfer of shares in the Company’s capital other than those established in articles 56 and following in Act 26/1988, 29th July, on discipline and oversight in credit institutions, which establishes that any individual or corporation, acting alone or taking concerted action with others, intending to directly or indirectly acquire a significant holding in a Spanish credit institution (as defined in article 56 of the aforementioned Act 26/1988) or to directly or indirectly increase their holding in one in such a way that either the percentage of voting rights or of capital owned would be equal to or more than 20, 30 or 50%, or by virtue of the acquisition, might take control over the financial institution, must first notify the Bank of Spain.

The Bank of Spain will have 60 working days after the date on which the notification is received, to evaluate the transaction and, where applicable, challenge the proposed acquisition on the grounds established by law.

There are no legal or Bylaw restrictions on the exercise of voting rights.

Rules applicable to the amendment of the Company Bylaws

Article 30 of the BBVA Company Bylaws establishes that the General Meeting has the power to amend the Company Bylaws and to confirm or rectify the manner in which the Board of Directors has interpreted them.

To such end, the rules established under articles 285 and following of the Corporate Enterprises Act will be applicable.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The above paragraph notwithstanding, article 25 of the Company Bylaws establishes that two-thirds of the subscribed capital with voting rights must attend the General Meeting at first summons, or 60% of said capital at second summons in order to validly adopt resolutions on any change in the corporate purpose, transformation, total spin-off or winding up of the Company and amendment of the second paragraph of this article.

Significant agreements reached by the Company that come into force, are amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid, and its effects.

No significant agreement reached by the Company is known that will come into force, be amended or concluded in the event of a change in the control of the Company stemming from a public takeover bid.

Agreements between the Company and its directors and managers and employees who are entitled to compensation when they resign or are unfairly dismissed or if their employment relationship terminates due to a public takeover bid.

At 31st December 2012 there are no severance payment commitments to executive directors.

The contract of the President & COO determines that in the event of him losing this post on any grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by a lump-sum payment. This pension will be 75% of his pensionable salary if the severance occurs before he is 55, and 85% if it occurs after reaching that age.

During 2012, one member of the Management Committee has left the Group. The sum of €1.302k was paid out as a consequence of this.

The Bank has recognised the entitlement of some members of its senior management, 44 managers, 13 of whom belong to the Management Committee, to receive compensation payment in the event of severance on grounds other than their own will, retirement, disability or dereliction of duties. Its amount will be calculated by factoring in the fixed elements of the Bank employee’s remuneration and length of office. No indemnity payments will be made in the event of disciplinary termination of contract at the employer’s decision on the grounds of the employee’s dereliction of duties.

The Bank has also agreed compensation clauses with some employees (45 members of the technical and specialist staff) in the event of unfair dismissal. The amount of this compensation is calculated as a function of the wage and professional conditions of each employee.

Description of the main characteristics of the internal control and risk management systems with respect to the financial reporting process.

The entity’s control environment

The Board of Directors, pursuant to article 17 of the Board Regulations, approves the financial information that it is required to publish periodically as a publicly traded company. The Board of Directors has an Audit & Compliance Committee, whose mission is to assist the Board in the supervision of its financial statements and in the exercise of the BBVA Group oversight function.

The BBVA Audit & Compliance Committee Regulations establish that the Committee’s duties include the supervision of the sufficient, adequate and efficient operation of the internal control systems in order to ensure firstly the accuracy, reliability, scope and clarity of the financial statements of the Entity and its consolidated Group contained in the annual and quarterly reports and secondly, the accounting and financial information required by the Bank of Spain and/or other regulatory bodies including those in other countries where the Group operates.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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To ensure that the internal control system is working requires a structure to take responsibility for this throughout the entire organisation. There are mechanisms in charge of the design and review of the organisational structure that clearly define the lines of accountability and authority, and a suitable distribution of tasks and duties, carried out by the corporate internal control units to facilitate the financial reporting for the members of the organisation in compliance with applicable standards.

BBVA has a Code of Conduct approved by the Board of Directors, which establishes the channel for whistleblowers regarding possible breaches of that Code, and ongoing training and refresher courses for key staff in the financial area.

The Code of Conduct is applicable to all entities within the BBVA Group and all its employees and management staff. It has thus been distributed to apprise them of its content and is also published on the Bank’s corporate website (www.bbva.com). The Code of Conduct is based on the following values: ethical values; relational integrity; integrity on markets; personal integrity and organisational integrity. It makes specific mention of transparency in the information provided to the market.

The duties of the Audit & Compliance Committee include ensuring that the internal codes of ethics and conduct and on the securities market trading, as they apply to Group personnel, comply with the legislation and are appropriate for the Bank. The Regulatory Compliance unit is in charge of analysing possible breaches of the Code of Conduct and proposing corrective or disciplinary measures. Regarding the whistle-blowing channels, as specified in the Code of Conduct, communications will be passed on to any of the units designated for this purpose. The units are obliged to preserve the anonymity of the person blowing the whistle on a possible breach of the Code.

Training and periodic refresher courses will be held on accounting standards, internal control and risk management in units involved in preparing and reviewing the financial information and in evaluating the internal control system.

Financial reporting risk assessment

Within the organisation a process is carried out each month to identify and update the consolidation perimeter. This covers all the objectives of financial reporting.

The Group’s internal control model is underpinned by the specialist units at holding level, where all the critical risks in all Group activities are identified and appropriate controls established for their mitigation. These are replicated at local level in each country and evaluated periodically, at least once a year. The information on these is aggregated at Group level to test that they have been effective and have worked adequately.

The process of identifying risks of error, falsehood or omission carried out by the Financial Reporting Internal Control unit is based on calculating materiality. It selects the material accounting items, processes and companies where the risks are identified, thereby determining the scope of the annual assessment ensuring the coverage of their risks that are critical to the financial statements. Identification of potential risks that must necessarily be covered by the annual assessment begins with the management’s business understanding and insight, taking into account quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria associated with the type, complexity and nature of the risks and/or of the business structure itself. As proof that the effects of other types of risk have been taken into account (operational, technology, financial, legal, reputational, environmental risks, etc) insofar as they impact the financial statements.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, the risks affecting it and the controls that mitigate them.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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The process is documented at least once a year. It is supervised by the Group’s Internal Audit Area and the Global Corporate Assurance Committee, previously called the Operational Risk Management Committee. Moreover, the head of Internal Audit reports each year to the Audit & Compliance Committee on the analysis and certification work carried out pursuant to the SOX methodology to comply with the legal requirements of the Sarbanes Oxley Act on internal control systems for the financial information reported in the Form 20-F filing.

Control activities

There are descriptions of processes documented in a management tool to maintain the flows of activities and controls for the different types of critical transactions and to develop a suitable procedure for signing off the financial statements to cover and hedge the risks identified for this process.

The internal control policies establish controls and procedures on the operation of the reporting systems and security of access, functional segregation, development and/or modification of computer applications, and on the management of subcontracted activities, or those aspects of assessment, calculation or valuation entrusted to independent experts. These include specific revision of relevant judgements, estimates and projections.

Procedures are also in place for the governing bodies to revise and authorise regulated financial reporting disclosed to the securities markets.

Information and communication

The organisation has an Accounting Policies Committee and unit. Their mission is to referee the determination of the accounting and capital adequacy criteria applicable to ensure the correct recording of transactions to the accounts and the calculation of capital requirements within the standards issued by the Bank of Spain, the European Union (International Accounting Standards Board, Equity Directives) and the Basel Committee. There is an updated accounting manual, disseminated over the Company intranet to all the units through which the Entity operates.

Control measures have been implemented to guarantee that all the data underpinning the financial information are collected in a comprehensive, exact and timely manner, and are reported in due time and form. The format of the financial reporting system is unique and standardised. It is applicable to and used by all the Group units. This format underpins the principal financial statements and the notes. There are also control measures and procedures to ensure that the information broadcast to the markets includes an appropriate level of detail and is suitably transmitted in line with the way that the investors and users of the financial information understand and interpret it.

Supervision of how the system works

The Entity has an Internal Audit Unit, which provides support to the Audit & Compliance Committee in the oversight of the financial reporting internal control system. In the final instance, the internal control system, pursuant to the Technical Audit Notes, is examined by the Group’s Auditor of Accounts, which reports to the Audit & Compliance Committee and issues an opinion on the effectiveness of the internal control system with respect to the financial information contained in the Group’s annual consolidated statements at 31st December each year, in order for the financial information to be filed with the Securities & Exchange Commission. At the date of this report, the Auditor of the consolidated accounts has not reported any significant or material issue to the Audit Committee, the Board of Directors or the Management Committee.

During 2012, the internal control areas have carried out a complete assessment of the financial reporting internal control in which no material or significant issue has been manifested to date. The assessment was reported to the Audit Committee, the Group’s Operational Corporate Assurance Committee, the Management Committee, the External Auditor, the Operational Risk Management Committee and in the final instance, the Group’s Global Corporate Assurance Committee.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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Not all the control issues are of equal relevance or of equal economic import: for each issue, there is an estimate of the expected economic impact and the probability of occurring. The issues are then ranked as a function of these estimates. An action plan is established for each of the issues identified by the internal control units and the issues detected by the internal or external auditor, to correct or mitigate the risks.

The internal control oversight carried out by the Audit & Compliance Committee, described in the Audit & Compliance Committee Regulations, published on the corporate website, includes the following activities:

•

Oversee the internal control systems’ sufficiency, appropriateness and efficacy in order to ensure the accuracy, reliability, scope and clarity of the financial statements of the Company and its consolidated Group in their annual and quarterly reports. Also oversee the accounting and financial information that the Bank of Spain or other regulators from Spain and abroad may require, including those in countries where the Group operates.

•	Ensure that the internal Codes of Ethics and Conduct and securities market trading, as they apply to Group personnel, comply with legislation and are appropriate for the Bank.

•

Analyse the financial statements of the Bank and its consolidated Group contained in the annual and quarterly reports prior to their presentation to the Board, with the necessary depth to check their accuracy, reliability, scope and clarity. For this purpose, the Committee will have all the necessary information with the level of detail it deems appropriate, and be provided the necessary support of the Group’s executive management, especially that of the Finance Area and that of the Company auditor.

•	The Committee reviews all the relevant changes relating to the accounting principles used and the presentation of the financial statements, and ensures that due publicity is given to them.

•

It selects the external auditor for the Bank and the consolidated Group, and all the companies comprising the Group. It will oversee its independence and ensure that its audit schedule is carried through.

•	It approves the annual Internal Audit schedule, monitoring it and being apprised of the degree to which the units audited are complying with the corrective measures recommended.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 18, 2013	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer